Form 10-K, Exhibit 13
period 1997-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 1997-06-27
CIK 918646

                                                                      EXHIBIT 13
                              1997 Annual Report

                                    Centex
                                 Construction
                                Products, Inc.



                                It all begins
                                  within the
                                    Earth


                           [PICTURE OF QUARRY FACE]

One earth, a wealth of minerals: limestone, gypsum, simple rock

There to be discovered, extracted, processed, combined, mixed

Transformed into materials that benefit mankind.

Products that become:

Sidewalks, roads and bridges that lead us where we want to go.

Foundations of our family homes.

Walls that shelter and make us feel secure.

Buildings where we work and play as we dwell upon the earth

Within which it all begins.

Centex Construction Products, Inc. (CXP) produces and distributes building materials used in the construction of the nation's homes, commercial and industrial buildings, and infrastructure. As of March 31, 1997, CXP was 51.4% owned by Centex Corporation.




TABLE OF CONTENTS


    Financial Highlights                    2
    Letter to Our Shareholders              3
    Review of Operations                   12
    Financial Information                  13




                      [Picture of Aggregates Plant and
                        Finished Aggregates Stockpile
                       with Cement Silos in Background]

CEMENT

CXP's four manufacturing plants and a network of 12 distribution terminals produce and market Cement in Texas, northern Illinois, the Rocky Mountain states, Nevada and northern California. Annual production capacity, net of two joint-venture owners' interests, is approximately 2.0 million tons, or about 2.5% of the nation's total capacity. CXP is the sixth largest domestically-owned Cement manufacturer.

GYPSUM WALLBOARD

CXP's three Gypsum Wallboard manufacturing facilities, located in Albuquerque and Bernalillo, New Mexico and in Eagle County, Colorado, have a total annual production capacity of approximately 1.1 billion square feet. This represents about 4.2% of total U.S. capacity. CXP's Gypsum Wallboard production is shipped by rail or by truck to markets throughout the contiguous United States.

CONCRETE AND
AGGREGATES

CXP's Readymix Concrete operations are located in the Austin, Texas area and in northern California. CXP also produces and markets Aggregates from its deposit near Sacramento, which is the largest single permitted sand and gravel deposit in northern California, as well as from a deposit in Austin. The Aggregates operation's total annual single shift production capacity is about 2.3 million tons.

              Centex Construction Products, Inc. and Subsidiaries

                              FINANCIAL HIGHLIGHTS

                 (Amounts in thousands, except per share data)

                                         ------------------------------------------------------------
                                                             For the Years Ended March 31,
                                         ------------------------------------------------------------
                                          1997         1996         1995         1994         1993
-----------------------------------------------------------------------------------------------------
Revenues                                 $239,380     $222,594     $194,313     $166,826     $136,526
Earnings Before Income Taxes             $ 64,406     $ 52,304     $ 33,829     $ 16,580     $  4,111
Net Earnings                             $ 41,799     $ 33,944     $ 21,820     $ 10,240     $  3,112
Earnings Per Share (1)                   $   1.89     $   1.48     $   0.95     $   0.45     $   0.14
Cash Dividends Per Share (2)             $   0.20     $   0.05     $     --     $     --     $     --
Debt                                     $  2,640     $    720     $ 24,500     $ 16,200     $ 38,943
Stockholders' Equity                     $239,436     $216,462     $183,405     $170,839     $160,599
Average Shares Outstanding (1)             22,148       22,970       22,988       23,000       23,000
Book Value Per Share At Year End (1)     $  10.89     $   9.42     $   7.99     $   7.43     $   6.98

(1) Prior to April 1994, CXP was a wholly-owned subsidiary of Centex Corporation and accordingly did not report per share information. To facilitate comparability between periods, per share data for 1993 and 1994 has been presented using the 23,000,000 shares outstanding immediately after the Initial Public Offering.


(2) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.


                                   Revenues
                                ($ in Millions)
                                    [Chart]

                    93                             $137

                    94                             $167

                    95                             $194

                    96                             $223

                    97                             $239




                                 Net Earnings
                                ($ in Millions)
                                    [Chart]

                    93                             $3.1

                    94                             $10.2

                    95                             $21.8

                    96                             $33.9

                    97                             $41.8

                              To Our Shareholders

Since CXP's Initial Public Offering in April 1994, the company has progressed steadily, reporting 12 consecutive quarters of year-over-year earnings improvements and a three-fold increase in net earnings. Bolstered by a sustained expansion of the U.S. economy and resulting demand for CXP's products, the company's continued focus on productivity and profitability raised fiscal 1997 revenues, net earnings, earnings per share and return on net assets to record levels.


FISCAL 1997 HIGHLIGHTS

 - Historically high sales volume of Cement and Gypsum Wallboard and improved net pricing in all segments resulted in fiscal 1997's revenue gain to $239,380,000, 8% higher than $222,594,000 in fiscal 1996.

 - Improved margins in our Cement and Gypsum Wallboard segments increased CXP's fiscal 1997 net earnings 23% to $41,799,000 or $1.89 per share, from $33,944,000 or $1.48 per share in fiscal 1996.

 - CXP's consolidated gross operating margin rose to a record 28% in fiscal 1997, a 12% improvement over last year's margin of 25%, and return on net assets escalated concurrently.

 - During the year, CXP repurchased 1,038,100 shares of its own stock from the public.

 - In February 1997, CXP acquired Eagle-Gypsum Products' gypsum wallboard plant and a related cogeneration electrical power facility located in Eagle County, Colorado.


                               Operating Margin
                                   (Percent)
                                    [Chart]

                    93                              5%

                    94                             11%

                    95                             19%

                    96                             25%

                    97                             28%






                              Earnings Per Share
                                   (Dollars)
                                    [Chart]

                    93                             $0.14

                    94                             $0.45

                    95                             $0.95

                    96                             $1.48

                    97                             $1.89

     The acquisition expands the total productive capacity of our Gypsum Wallboard operations 60% from approximately 700 million square feet to 1.1 billion square feet. The new operation's first month of production increased CXP's fiscal 1997 Gypsum Wallboard production by more than 4%.

     The Eagle facility's combination with CXP's existing Gypsum Wallboard plants in the Albuquerque, New Mexico area gives CXP a solid regional marketing position. The market synergy and improved overhead efficiencies achieved by joining the two operations will positively impact CXP's future earnings. The new combined organization recently began doing business as American Gypsum and is marketing CXP's Gypsum Wallboard products under the brand name "Eagle Rock."

     The acquisition purchase price of $52.0 million plus $4.0 million of working capital was substantially funded from CXP's excess cash, leaving CXP virtually debt-free as it pursues additional expansion opportunities. As the business cycle continues to mature, we believe CXP will find other opportunities to make reasonably priced acquisitions, enabling the company to continue to provide our shareholders with attractive returns in the future.


SEARCHING FOR RELATED OPPORTUNITIES

All our existing operations - Cement, Gypsum Wallboard and Aggregates - employ many of the same extraction, mining and manufacturing technologies. As CXP continues to actively seek out and evaluate acquisition opportunities, it is focusing on construction products-related companies that utilize these same technologies.


                             Stockholders' Equity
                                ($ in Millions)
                                    [Chart]

                    93                             $161

                    94                             $171

                    95                             $183

                    96                             $216

                    97                             $239






                               EBITDA Cash Flow
                                ($ in Millions)
                                    [Chart]

                    93                             $20

                    94                             $31

                    95                             $50

                    96                             $67

                    97                             $77

     During its three years as a public company, CXP has repurchased 1,078,296 of its own shares and from time to time may repurchase additional shares. During fiscal 1997, CXP's Board of Directors authorized the company to repurchase an additional 1,000,000 shares of stock, raising the current repurchase authorization to 2,000,000 shares.

     We appreciate our excellent relationships with our customers, suppliers and investors and want to offer a special word of thanks to our employees for their support. Their performance, melded with efficient use of the company's physical assets and market opportunities, produced the past three consecutive years of record earnings and many years of progress prior to that time. We also want to welcome our Eagle-Gypsum workforce to the CXP organization, which is now 1,050 employees strong.


OUTLOOK

Even though the expansion phase of the current business cycle is long by historic standards and could be subject to a slowdown, we remain cautiously optimistic about fiscal 1998. The economic climate remains positive and should enable CXP to sustain its momentum. Construction activity is strong and the supply/demand balance in our markets should positively impact earnings.

     CXP is the strongest it has ever been operationally and is poised for continued growth. Given a stable economic environment, we expect CXP to report another record performance in fiscal 1998.


/s/ Laurence E. Hirsch                           /s/ O.G. Dagnan
------------------------                         -------------------------------
Laurence E. Hirsch                               O.G. Dagnan
Chairman                                         President and
                                                 Chief Executive Officer
June 12, 1997


                  [Picture of Larry Hirsch and Greg Dagnan]

                                     Cement

Cement revenues rose 6% to $133.3 million this year and operating profits increased 13% to $39.8 million, primarily due to higher sales prices at all of our plants and to improved operating margins in our western region plants. CXP's average Cement net sales price for fiscal 1997 was $63.66 per ton, 6% higher than last year. Total Cement sales volume of 2,095,000 tons in 1997 was slightly higher than fiscal 1996 volume.

     During fiscal 1997, CXP's four Cement facilities (two wholly-owned plants located in Nevada and Wyoming and two 50%-owned plants in Texas and Illinois) operated at capacity and were "sold out" for the ninth consecutive year. All of CXP's plants utilize fuel-efficient "dry process" technology and do not burn hazardous waste fuel.

     During the year, we corrected a dust collector problem associated with the previously completed $12 million reconstruction of an existing kiln at our Wyoming plant. The project added 150,000 tons, or 30%, to the plant's annual net production and about 8% to CXP's total Cement production.


In quarries located near each of our four cement plants, CXP mines limestone.


[Picture of Cement Bag, Glove and Cement]

                       [Picture of Texas-Lehigh Quarry]

                                Gypsum Wallboard

Gypsum Wallboard revenues increased 24% to $72.2 million in fiscal 1997 while operating earnings jumped 72% to $20.6 million due to several factors: a 10% increase in sales volume to 726 million square feet (MMSF); a 13% increase in our average net sales price to $99.39; and a 57% increase in our Gypsum Wallboard operating margin. Both of CXP's existing plants in New Mexico operated at capacity during the fiscal year.

     In February 1997, CXP fulfilled a major strategic objective with the acquisition of the Eagle-Gypsum Products gypsum wallboard plant and a related cogeneration facility in Eagle County, Colorado, expanding our total annual production capacity by approximately 60% to 1.1 billion square feet. CXP expects to significantly expand the Eagle plant's production capacity. In addition, the acquisition creates an efficient regional marketing network for CXP's Gypsum Wallboard facilities in New Mexico and Colorado.


The manufacturing of wallboard at our facilities requires the extraction of gypsum.


[Picture of 3 sheets of gypsum wallboard and an Eagle silver dollar coin]

                       [Picture of Eagle Gypsum Quarry
                              and wheel loader]

                            Concrete and Aggregates

Revenues from our Concrete and Aggregates operations located in Austin, Texas and northern California were $36.8 million in fiscal 1997, 8% lower than last year. Segment operating earnings of $4.8 million were 14% lower than last year. Higher sales prices for both products were negated by lower Concrete and Aggregates sales volume and higher production cost.

     Concrete sales volume for fiscal 1997 was 603,000 cubic yards, 4% below fiscal 1996 volume, primarily due to the impact of wet weather in the Austin market late in the year. The higher Concrete net sales price was offset by increased costs for production and raw materials.

     Fiscal 1997 Aggregates sales volume totaled 2.1 million tons, 26% lower than last year, due mostly to our fiscal 1996 sale of a north Texas sand and gravel operation. Excluding sales volume from the sold operation, Aggregates volume declined just 2%.


CXP uses similar techniques to extract all its basic raw materials, including aggregates.


[Picture of aggregates and safety glasses]

                     [Picture of Haul Truck being loaded
                      with aggregates by a wheel loader
                         at Centex Materials' quarry]

                              STRATEGIC LOCATIONS

CXP operates four Cement plants, 12 Cement distribution terminals, three Gypsum Wallboard plants, four Gypsum Wallboard reload centers, one Gypsum Wallboard distribution center, 10 Readymix Concrete batch plant locations and two Aggregates processing locations. The principal markets for our Cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada and northern California. Gypsum Wallboard is distributed throughout the continental United States. Concrete and Aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

         CXP's strategically located plants in geographically diverse locations reduce our dependence on any one market.

                    Centex Construction Products-Fiscal 1997

                 [Picture of U.S. Map indicating locations of
                             Company Operations]

                             Financial Information


   Statements of Consolidated Earnings                    14
   Consolidated Balance Sheets                            15
   Statements of Consolidated Cash Flows                  16
   Statements of Consolidated Stockholders' Equity        17
   Notes to Consolidated Financial Statements             18
   Report of Independent Public Accountants               28
   Management's Discussion and Analysis of Results
      of Operations and Financial Condition               29
   Quarterly Results                                      33
   Summary of Selected Financial Data                     34
   Board of Directors and Officers                        36
   Corporate Information                                  37
   Stock Prices and Dividends                             37

              Centex Construction Products, Inc. and Subsidiaries

                      STATEMENTS OF CONSOLIDATED EARNINGS

                 (Dollars in thousands, except per share data)



                                            ---------------------------------------
                                               For the Years Ended March 31,
                                            ---------------------------------------
                                               1997          1996           1995
-----------------------------------------------------------------------------------
REVENUES
   Cement                                   $ 133,348      $ 125,705      $ 109,900
   Gypsum Wallboard                            72,184         58,343         51,730
   Concrete and Aggregates                     36,809         39,902         35,217
   Other, net                                   1,823          2,782          1,601
   Less Intersegment Sales                     (4,784)        (4,138)        (4,135)
                                            ---------      ---------      ---------
                                              239,380        222,594        194,313
                                            ---------      ---------      ---------

COSTS AND EXPENSES
   Cement                                      93,551         90,374         83,893
   Gypsum Wallboard                            51,619         46,409         44,482
   Concrete and Aggregates                     32,041         34,344         32,631
   Less Intersegment Purchases                 (4,784)        (4,138)        (4,135)
   Corporate General and Administrative         3,904          2,498          2,343
   Interest (Income) Expense, net              (1,357)           803          1,270
                                            ---------      ---------      ---------
                                              174,974        170,290        160,484
                                            ---------      ---------      ---------

EARNINGS BEFORE INCOME TAXES                   64,406         52,304         33,829
   Income Taxes                                22,607         18,360         12,009
                                            ---------      ---------      ---------

NET EARNINGS                                $  41,799      $  33,944      $  21,820
                                            =========      =========      =========
EARNINGS PER SHARE                          $    1.89      $    1.48      $    0.95
                                            =========      =========      =========

See notes to consolidated financial statements.

              Centex Construction Products, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                             (Dollars in thousands)

                                                                 -----------------------------
                                                                           March 31,
                                                                 -----------------------------
                                                                   1997                1996
----------------------------------------------------------------------------------------------
ASSETS
Current Assets -
   Cash and Cash Equivalents                                     $   4,812           $  20,799
   Accounts and Notes Receivable, net                               38,700              33,532
   Inventories                                                      31,482              29,691
                                                                 ---------           ---------
     Total Current Assets                                           74,994              84,022
                                                                 ---------           ---------

Property, Plant and Equipment                                      363,409             308,600
   Less Accumulated Depreciation                                  (139,033)           (128,419)
                                                                 ---------           ---------
     Property, Plant & Equipment, net                              224,376             180,181
                                                                 ---------           ---------

Notes Receivable, net                                                1,407               1,395
Other Assets                                                         4,860               3,977
                                                                 ---------           ---------
                                                                 $ 305,637           $ 269,575
                                                                 =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities -
   Accounts Payable                                              $  16,472           $  15,020
   Accrued Liabilities                                              28,254              23,029
   Notes Payable                                                     2,000                  --
   Current Portion of Long-term Debt                                    80                  80
                                                                 ---------           ---------
     Total Current Liabilities                                      46,806              38,129
                                                                 ---------           ---------

Long-term Debt                                                         560                 640
Deferred Income Taxes                                               18,835              14,344
Stockholders' Equity -
   Common Stock, Par Value $0.01; Authorized 50,000,000
     Shares; Issued and Outstanding 21,983,814 and
     22,978,504 Shares, respectively                                   220                 230
   Capital in Excess of Par Value                                  147,212             161,617
   Retained Earnings                                                92,004              54,615
                                                                 ---------           ---------
     Total Stockholders' Equity                                    239,436             216,462
                                                                 ---------           ---------
                                                                 $ 305,637           $ 269,575
                                                                 =========           =========

See notes to consolidated financial statements.

              Centex Construction Products, Inc. and Subsidiaries

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                             (Dollars in thousands)

                                                                    ------------------------------------------------
                                                                              For the Years Ended March 31,
                                                                    ------------------------------------------------
                                                                       1997               1996                1995
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Earnings                                                      $ 41,799           $ 33,944           $  21,820
   Adjustments to Reconcile Net Earnings to Net Cash
     Provided by Operating Activities -
        Depreciation, Depletion and Amortization                       13,752             13,791              14,576
        Deferred Income Tax Provision                                   4,491              7,639               2,658
        Gain on Sale of Assets                                             --               (783)                 --
   Increase in Accounts and Notes Receivable                           (1,456)            (6,073)             (1,203)
   (Increase) Decrease in Inventories                                     (30)             1,053              (2,014)
   Increase in Accounts Payable                                            10                424                  64
   Increase in Accrued Liabilities                                      5,225                859               3,078
   (Increase) Decrease in Other Assets                                   (883)               974               2,207
                                                                     --------           --------           ---------
                                                                       62,908             51,828              41,186
                                                                     --------           --------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property, Plant and Equipment Additions, net                        (5,934)           (15,294)             (5,718)
   Proceeds from Asset Dispositions                                        --              5,308                  --
   Acquisition of Centex Eagle Gypsum                                 (56,006)                --                  --
                                                                     --------           --------           ---------
                                                                      (61,940)            (9,986)             (5,718)
                                                                     --------           --------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Additions to Notes Payable                                           7,500                 --                  --
   Reductions in Notes Payable                                         (5,500)                --                  --
   Repayment of Notes Payable to Centex                                    --                 --             (15,585)
   (Decrease) Increase in Other Long-term Debt                            (80)           (23,860)             24,500
   Increase (Decrease) in Current Portion of Long-term Debt                --                 80                (615)
   Proceeds from Bridge Loan                                               --                 --             192,000
   Repayment of Bridge Loan                                                --                 --            (192,000)
   Dividends Paid to Centex                                                --                 --            (162,600)
   Stock Sale Net Proceeds                                                 --                 --             153,733
   Proceeds from Stock Option Exercises                                   561                262                  --
   Retirement of Common Stock                                         (14,976)                --                (387)
   Payment of Deferred Income Taxes to Affiliate                           --                 --             (34,328)
   Dividends Paid to Shareholders                                      (4,460)                --                  --
                                                                     --------           --------           ---------
                                                                      (16,955)           (23,518)            (35,282)
                                                                     --------           --------           ---------
NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                                   (15,987)            18,324                 186
CASH AT BEGINNING OF PERIOD                                            20,799              2,475               2,289
                                                                     --------           --------           ---------
CASH AT END OF PERIOD                                                $  4,812           $ 20,799           $   2,475
                                                                     ========           ========           =========




See notes to consolidated financial statements.

              Centex Construction Products, Inc. and Subsidiaries

                STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY

                             (Dollars in thousands)

                                           -------------------------------------------------
                                                      For the Years Ended March 31,
                                           -------------------------------------------------
                                              1997                1996                1995
--------------------------------------------------------------------------------------------
COMMON STOCK
   Balance at Beginning of Period          $     230           $     230           $       2
     Stock Split                                  --                  --                 111
     Stock Sale                                   --                  --                 117
     Retirement of Common Stock                  (10)                 --                  --
                                           ---------           ---------           ---------
   Balance at End of Period                      220                 230                 230
                                           ---------           ---------           ---------

CAPITAL IN EXCESS OF PAR VALUE
   Balance at Beginning of Period            161,617             161,355              22,466
     Stock Split                                  --                  --                (111)
     Stock Sale                                   --                  --             153,616
     Dividend to Centex                           --                  --             (14,229)
     Retirement of Common Stock              (14,966)                 --                (387)
     Stock Option Exercises                      561                 262                  --
                                           ---------           ---------           ---------
   Balance at End of Period                  147,212             161,617             161,355
                                           ---------           ---------           ---------

RETAINED EARNINGS
   Balance at Beginning of Period             54,615              21,820             148,371
     Dividend to Centex                           --                  --            (148,371)
     Dividends to Shareholders                (4,410)             (1,149)                 --
     Net Earnings                             41,799              33,944              21,820
                                           ---------           ---------           ---------
   Balance at End of Period                   92,004              54,615              21,820
                                           ---------           ---------           ---------

TOTAL STOCKHOLDERS' EQUITY                 $ 239,436           $ 216,462           $ 183,405
                                           =========           =========           =========

See notes to consolidated financial statements.

              Centex Construction Products, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (Dollars in thousands, except per share data)

(A)  SIGNIFICANT ACCOUNTING POLICIES


BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Centex Construction Products, Inc. and its majority-owned subsidiaries ("CXP" or the "Company") after the elimination of all significant intercompany balances and transactions. In addition, the Company holds 50% joint venture interests in its cement plants in Illinois and Texas and has proportionately consolidated its pro rata interest in the revenues, expenses, assets and liabilities of those ventures.

     On April 19, 1994, the Company completed an Initial Public Offering ("IPO") of 51% of its common stock. As a result of the IPO, Centex Corporation's ("Centex") ownership of the Company was reduced to 49%, with the public owning 51%. Prior to that time, the Company was a wholly owned subsidiary of Centex. See Note (I) for further discussion.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $2.1 million at both March 31, 1997 and 1996. The Company has no significant credit risk concentration among its diversified customer base.

     Notes receivable at March 31, 1997 are collectible primarily over three years. The weighted average interest rate at March 31, 1997 and 1996 was 9.1% and 8.6%, respectively.


INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                                       -------------------------
                                                               March 31,
                                                       -------------------------
                                                         1997             1996
--------------------------------------------------------------------------------
Raw Materials and Materials-in-Progress                $ 8,448           $ 6,949
Finished Cement                                          5,170             5,368
Aggregates                                               2,088             2,092
Gypsum Wallboard                                         1,932             2,124
Repair Parts and Supplies                               13,241            12,395
Fuel and Coal                                              603               763
                                                       -------           -------
                                                       $31,482           $29,691
                                                       =======           =======

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts, and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:


Plants                                                           20 to 30 years
Buildings                                                        20 to 40 years
Machinery and Equipment                                           3 to 20 years


INCOME TAXES

Through April 19, 1994, the Company was included in the Centex consolidated federal tax return. The Company accounted for income taxes on a separate company basis without benefit of a surtax exemption. Accordingly, related payables and receivables were due to or from Centex. Subsequent to April 19, 1994, the Company files its own separate consolidated federal tax returns.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." That statement requires, among other things, that deferred taxes be provided on differences between the financial reporting basis and tax basis of assets and liabilities using existing tax laws and rates.


STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized below:


                                                            ------------------------------------------
                                                                   For the Years Ended March 31,
                                                            ------------------------------------------
                                                               1997             1996             1995
------------------------------------------------------------------------------------------------------
Operating Units Selling, General and Administrative          $12,808          $11,442          $10,866
Corporate General & Administrative                             3,904            2,498            2,343
                                                             -------          -------          -------
                                                             $16,712          $13,940          $13,209
                                                             =======          =======          =======

     Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $26.2 million, $23.8 million and $26.0 million in the years ended March 31, 1997, 1996 and 1995, respectively, for maintenance and repairs.

     Other net revenues include clinker sales, lease and rental income, asset sale income, and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.


STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

All cash equivalents have original maturities of three months or less.

     Interest payments made during the years ended March 31, 1997, 1996 and 1995 were $0.2 million, $1.3 million and $1.8 million, respectively.

     Net payments made for federal and state income taxes during the years ended March 31, 1997, 1996 and 1995 were $17.9 million, $9.8 million and $42.2 million, respectively. Included therein are payments to (receipts from) Centex of ($2.9) million and $35.3 million during the years ended March 31, 1996 and 1995, respectively.

     In connection with a litigation settlement, the Company reclassified into property, plant, and equipment $4.2 million of construction cost that was previously classified as a receivable in the year ended March 31, 1996.

EMPLOYEE BENEFIT PLANS

Certain of the Company's hourly employees are covered by defined benefit plans. At April 1, 1996, the Company's pro rata share of the projected benefit obligation (assuming a 7 1/4% discount rate) was $3.3 million. The market value of assets available to pay these obligations at April 1, 1996, was $3.1 million.

     In addition, certain salaried employees previously participated in Centex's Profit Sharing and Retirement plan. Subsequent to the IPO, the Company established its own Profit Sharing and Retirement plan, which is similar to the Centex plan. The expenses for each period were as follows:

                                          --------------------------------------
                                               For the Years Ended March 31,
                                          --------------------------------------
                                            1997             1996           1995
--------------------------------------------------------------------------------
Defined Benefit Plans                     $  219           $  176           $176
Defined Contribution Plan                 $1,053           $1,038           $934

   Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," specifies certain required methods of accounting for postretirement benefits other than pensions. This pronouncement has no impact on the Company's financial statements as the Company has no other postretirement obligations.


EARNINGS PER SHARE

Earnings per common share is based on the weighted average number of common shares outstanding in 1997, 1996 and 1995 of 22,148,222, 22,969,643 and
22,987,768, respectively.


RECLASSIFICATIONS

Certain prior year balances have been reclassified to be consistent with the 1997 presentation.


IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). SFAS No. 121, which is effective for fiscal years beginning after December 15, 1995, requires that certain long-lived assets and intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 in fiscal 1997, and this pronouncement had no impact on the financial statements of the Company.

     In October 1995, the FASB Issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123, which is also effective for fiscal years beginning after December 15, 1995, allows companies either to continue to measure compensation cost based on the method prescribed by Accounting Principles Board Opinion No. 25 ( APB No. 25) or adopt a "fair value" method of accounting for all employee stock-based compensation. The Company adopted SFAS No. 123 in fiscal 1997. The Company will continue utilizing the accounting for stock issued to employees prescribed by APB No. 25 and has implemented the expanded disclosure requirements. The adoption of SFAS No. 123 did not have any impact on the financial position or results of operations of the Company. See Note (G) for further discussion.

     Statement of Financial Accounting Standards No. 128,"Earnings Per Share," issued in February 1997 establishes standards for computing and presenting earnings per share (EPS). This statement replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS. The Company will adopt this statement in its fiscal year ending March 31, 1998.

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized below:


                                                -------------------------------
                                                              March 31,
                                                -------------------------------
                                                      1997                 1996
-------------------------------------------------------------------------------
Land and Quarries                                $  37,420            $  36,419
Plants                                             284,158              233,221
Buildings, Machinery and Equipment                  41,831               38,960
                                                 ---------            ---------
                                                   363,409              308,600
Accumulated Depreciation                          (139,033)            (128,419)
                                                 ---------            ---------
                                                 $ 224,376            $ 180,181
                                                 =========            =========


(C) INDEBTEDNESS

SHORT-TERM DEBT
Short-term debt is set forth below:
                                                                ---------------------
                                                                       March 31,
                                                                ---------------------
                                                                   1997          1996
-------------------------------------------------------------------------------------

Bank Line of Credit, with Interest at Prevailing Rates,
   Due February 1998, Unsecured                                  $2,000          $ --

     On February 24, 1997, the Company established a $10,000,000 uncommitted unsecured line of credit (the "Line") from a bank. Borrowings under the Line bear interest at prevailing market rates. The Line is utilized for short-term working capital needs. The weighted average interest rate on outstanding borrowings during fiscal 1997 was 5.9%. The interest rate on the balance outstanding at March 31, 1997 was 7 1/4%.


LONG-TERM DEBT
Long-term debt is set forth below:

                                                               ----------------------
                                                                      March 31,
                                                               ----------------------
                                                                 1997            1996
-------------------------------------------------------------------------------------
Property Note, Interest at 7%, Due March 2005, Secured          $ 640           $ 720
Less Current Maturities                                           (80)            (80)
                                                                -----           -----
                                                                $ 560           $ 640
                                                                =====           =====


CREDIT FACILITY

Upon the completion of the April 19, 1994 IPO, the Company established a $65 million unsecured long-term revolving credit line (the "Bank Revolver"). Borrowings under the Bank Revolver bear interest, at the option of the Company, at (i) a Eurodollar-based rate that varies depending on the Company's ratio of total indebtedness to total capitalization (the "Debt-to-Capital Ratio") or
(ii) the greater of the bank's base rate or the federal funds rate plus .5%. Under the Bank Revolver, the Company is obligated to pay certain fees, including an annual commitment fee on the unused portion of the commitment. The Bank Revolver contains certain customary restrictive covenants (including restrictions on the consummation of mergers or asset sales, the payment of dividends, the creation of liens and the incurrence of additional indebtedness) and requires the Company to maintain or meet certain financial ratios or tests. Among other things, the Bank Revolver requires the Company to maintain a minimum ratio of earnings before interest and taxes to interest and not to exceed a maximum Debt-to-Capital Ratio and to meet a minimum tangible net worth test. The Company was in compliance with such financial ratios and tests at March 31, 1997, and throughout the fiscal year then ended. On March 20, 1996, the Bank Revolver was amended to lower the maximum borrowing capacity to $35 million, reduce the annual commitment fee, create a new lower interest rate bracket, and extend the commitment four years to expire on March 31, 2001. The Company had no borrowings outstanding under the Bank Revolver as of March 31, 1997 or 1996.


(D) INCOME TAXES

The provision for income taxes includes the following components:


                                                       --------------------------------------------
                                                                For the Years Ended March 31,
                                                       --------------------------------------------
                                                          1997              1996               1995
---------------------------------------------------------------------------------------------------
Current Provision (Benefit)
   Federal                                             $16,799          $ 12,174           $ 38,495
   State                                                 1,317            (1,453)             3,700
                                                       -------          --------           --------
                                                        18,116            10,721             42,195
                                                       -------          --------           --------
Deferred Provision (Benefit)
   Federal                                               3,038             4,012            (28,214)
   State                                                 1,453             3,627             (1,972)
                                                       -------          --------           --------
                                                         4,491             7,639            (30,186)
                                                       -------          --------           --------
Provision for Income Taxes                             $22,607          $ 18,360           $ 12,009
                                                       =======          ========           ========


     In connection with the IPO in April 1994, $34.3 million of deferred income taxes became currently payable to Centex as a result of the Company no longer being included in Centex's consolidated federal tax return.

     The effective tax rates vary from the federal statutory rates due to the following items:

                                                       -------------------------------------------------
                                                                   For the Years Ended March 31,
                                                       -------------------------------------------------
                                                           1997                1996                1995
--------------------------------------------------------------------------------------------------------
Earnings Before Income Taxes                           $ 64,406            $ 52,304            $ 33,829
                                                       ========            ========            ========

Income Taxes at Statutory Rate                         $ 22,542            $ 18,306            $ 11,840
Increases (Decreases) in Tax Resulting from -
   State Income Taxes, net                                1,800               1,414               1,097
   Statutory Depletion in Excess of Cost                 (1,957)             (1,588)             (1,147)
   Other                                                    222                 228                 219
                                                       --------            --------            --------
Provision for Income Taxes                             $ 22,607            $ 18,360            $ 12,009
                                                       ========            ========            ========
Effective Tax Rate                                          35%                 35%                 35%


     The deferred income tax provision (benefit) results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:


                                                       ---------------------------------------------
                                                                  For the Years Ended March 31,
                                                       ---------------------------------------------
                                                         1997               1996               1995
----------------------------------------------------------------------------------------------------
Excess Tax Depreciation and Amortization               $ 5,048           $  5,653           ($29,423)
Bad Debts                                                 (162)               269               (122)
Uniform Capitalization                                    (151)                76                (11)
Accrual Changes                                           (425)               685             (2,143)
Other                                                      181                956              1,513
                                                       -------           --------           --------
                                                       $ 4,491           $  7,639           ($30,186)
                                                       =======           ========           ========

Components of deferred income taxes are as follows:


                                                              March 31,
                                                       ------------------------
                                                         1997            1996
-------------------------------------------------------------------------------
Items Giving Rise to Deferred Taxes
   Excess Tax Depreciation and Amortization            $ 19,006        $ 13,957
   Other                                                  3,962           3,782
                                                       --------        --------
                                                         22,968          17,739
                                                       --------        --------
Items Giving Rise to Prepaid Taxes
   Accrual Changes                                       (3,275)         (2,850)
   Bad Debts                                               (694)           (532)
   Uniform Capitalization                                  (164)            (13)
                                                       --------        --------
                                                         (4,133)         (3,395)
                                                       --------        --------
Net Deferred Income Tax Liability                      $ 18,835        $ 14,344
                                                       ========        ========

(E) BUSINESS SEGMENTS

The Company operates in three business segments: Cement, Gypsum Wallboard, and Concrete and Aggregates, with Cement and Gypsum Wallboard being the Company's principal lines of business. These operations are conducted in the United States and include the mining of limestone and the manufacture, production, distribution and sale of Portland cement (a basic construction material which is the essential binding ingredient in concrete), the mining of gypsum and the manufacture and sale of gypsum wallboard, the sale of readymix concrete, and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways.

   Demand for the Company products are derived primarily from residential construction, commercial and industrial construction and public (infrastructure) construction which are highly cyclical and are influenced by prevailing economic conditions including interest rates and availability of public funds. Due to the low value-to-weight ratio of cement, concrete and aggregates, these industries are largely regional and local with demand tied to local economic factors that may fluctuate more widely than those of the nation as a whole.

   The Company operates four Cement plants, twelve Cement distribution terminals, three Gypsum Wallboard plants, four Gypsum Wallboard reload centers, a Gypsum Wallboard distribution center, ten Readymix Concrete batch plant locations, and two Aggregate processing plant locations. The principal markets for Cement products are Texas, northern Illinois (including Chicago, Illinois), the Rocky Mountains, northern Nevada, and northern California. Gypsum Wallboard is distributed throughout the continental United States. Concrete and Aggregates are sold to local readymix producers and paving contractors, in the Austin, Texas area and northern California.

The following table sets forth certain financial information relating to the Company's operations by segment:

                                                  For the Years Ended March 31,
                                             ---------------------------------------
                                               1997           1996           1995
------------------------------------------------------------------------------------
REVENUES
   Cement                                    $ 133,348      $ 125,705      $ 109,900
   Gypsum Wallboard                             72,184         58,343         51,730
   Concrete and Aggregates                      36,809         39,902         35,217
   Other, net                                    1,823          2,782          1,601
                                             ---------      ---------      ---------
                                               244,164        226,732        198,448
   Less Intersegment Sales                      (4,784)        (4,138)        (4,135)
                                             ---------      ---------      ---------
                                             $ 239,380      $ 222,594      $ 194,313
                                             =========      =========      =========
SEGMENT OPERATING EARNINGS
   Cement                                    $  39,797      $  35,331      $  26,007
   Gypsum Wallboard                             20,565         11,934          7,248
   Concrete and Aggregates                       4,768          5,558          2,586
   Other, net                                    1,823          2,782          1,601
                                             ---------      ---------      ---------
                                             $  66,953      $  55,605      $  37,442
                                             =========      =========      =========
IDENTIFIABLE ASSETS
   Cement                                    $ 141,622      $ 145,969      $ 142,122
   Gypsum Wallboard                            125,490         67,516         68,047
   Concrete and Aggregates                      28,939         28,749         33,128
   Corporate and Other                           9,586         27,341          6,806
                                             ---------      ---------      ---------
                                             $ 305,637      $ 269,575      $ 250,103
                                             =========      =========      =========
CAPITAL EXPENDITURES
   Cement                                    $   2,915      $  13,082      $   3,680
   Gypsum Wallboard                                758            889            279
   Concrete and Aggregates                       2,602          1,746          1,869
   Corporate and Other                              40             43             89
                                             ---------      ---------      ---------
                                             $   6,315      $  15,760      $   5,917
                                             =========      =========      =========
DEPRECIATION, DEPLETION AND AMORTIZATION
   Cement                                    $   7,938      $   7,778      $   8,281
   Gypsum Wallboard                              3,331          2,908          2,987
   Concrete and Aggregates                       2,225          2,871          3,068
   Corporate and Other                             258            234            240
                                             ---------      ---------      ---------
                                             $  13,752      $  13,791      $  14,576
                                             =========      =========      =========

   Segment operating earnings represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets.

(F) COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, has various litigation, commitments and contingencies. Management believes that none of the litigation in which it or any subsidiary is involved, if finally determined unfavorably to CXP, would have a material adverse effect on the consolidated financial condition or results of operations of the Company.

   The Company's operations and properties are subject to extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, as well as laws relating to worker health and workplace safety. The Company carefully considers the requirements mandated by such laws and regulations and has procedures in place at all of its operating units to monitor compliance. Any matters which are identified as potential exposures under these laws and regulations are carefully reviewed by management to determine the Company's potential liability. Although management is not aware of any exposures which would require an accrual under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," there can be no assurance that prior or future operations will not ultimately result in violations, claims or other liabilities associated with these regulations.

   The Company has certain deductible limits under its workers' compensation and liability insurance policies for which reserves are established based on the estimated costs of known and anticipated claims.

   The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for the fiscal years 1997, 1996, and 1995 totaled $2.3 million, $1.9 million and $1.8 million, respectively. Minimum annual rental commitments as of March 31, 1997, under noncancelable leases are set forth as follows:

                                                                      ------
Fiscal Year                                                            Total
----------------------------------------------------------------------------
1998                                                                  $1,600
1999                                                                  $1,531
2000                                                                  $1,376
2001                                                                  $1,036
2002                                                                  $  850
Thereafter                                                            $3,981

(G) STOCK OPTION PLAN

The Company has a stock option plan for certain directors, officers and key employees of the Company, the 1994 Stock Option Plan ("1994 Plan"). The 1994 Plan provides for a total of 2,000,000 shares to be reserved for issuance. The exercise price of option grants under the 1994 Plan may not be less than the fair market value at the date of grant. Option periods and exercise dates may vary within a maximum period of 10 years. The options are performance-based options and will vest on the achievement of specific financial goals of the Company. Failure to meet the specified goals will delay vesting until the end of the 10-year period. A summary of the activity of the 1994 Plan is presented below.

                                                  -------------------------------------------------------------------
                                                                   For the Years Ended March 31,
                                                  -------------------------------------------------------------------
                                                                  1997                      1996
                                                  -------------------------------------------------------------------
                                                    Number         Weighted Avg.      Number            Weighted Avg.
                                                  of Shares       Exercise Price     of Shares         Exercise Price
---------------------------------------------------------------------------------------------------------------------
Outstanding Options at Beginning of Year           742,600           $   12.12        768,300           $   12.19
Granted                                             72,500           $   14.00         30,000           $   13.00
Exercised                                          (43,410)          $   12.93        (18,700)          $   14.00
Forfeited/Expired                                  (34,740)          $   12.36        (37,000)          $   13.38
                                                 ---------                           --------
Outstanding Options at End of Year                 736,950           $   12.25        742,600           $   12.12
                                                 =========                           ========

   The following table summarizes information about stock options outstanding at March 31, 1997:

                        -------------------------------------------      ----------------------------
                                      Options Outstanding                     Options Exercisable
                        -------------------------------------------      ----------------------------
                                         Weighted Avg.    Weighted                           Weighted
                        Number of         Remaining       Average        Number of            Average
Range of                  Shares          Contractual     Exercise         Shares            Exercise
Exercise Prices         Outstanding          Life          Price         Outstanding           Price
------------------------------------------------------------------------------------------------------
$12.00 to $14.00          736,950          7.5 years       $12.25          552,347          $   12.06

The weighted-average fair value of options granted during fiscal year 1997 was $3.96 and $3.56 for options granted in fiscal year 1996. Options available for future grants were 1,200,940 at March 31, 1997.

   The Company records proceeds from the exercise of options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of grant.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), encourages, but does not require companies to record compensation cost for employee stock-based compensation plans at fair value as determined by generally recognized option pricing models such as the Black-Scholes model or the binomial model. Because of the inexact and subjective nature of deriving stock option values using these methods, the Company has adopted the disclosure-only provisions of SFAS No. 123 and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for options issued under the 1994 Plan. Had compensation cost for options issued under the 1994 Plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share for the fiscal years ended March 31, 1997 and 1996 would not have been materially different than those reported.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's notes payable and long-term debt are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements.
The carrying values of the Company's notes payable and long-term debt approximates fair value.

   All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) INITIAL PUBLIC OFFERING
On April 19, 1994 ("Closing Date") the Company completed the sale of 11,730,000 shares or 51% of its common stock through an IPO. The stock sales price was $14.00 per share and net proceeds received, after commissions and offering expenses, were $153.7 million. On the Closing Date, the Company paid a dividend of $162.6 million to its parent, Centex Corporation. To fund the remainder of the dividend and also pay its outstanding debt to Centex, the Company borrowed funds under the Bank Revolver.

   As a result of the IPO, approximately $34.3 million of deferred taxes became payable to Centex during fiscal 1995. Payment was funded from cash flow from operations and borrowings under the Bank Revolver.

   The Company entered into certain agreements with Centex on the Closing Date to define the Company's ongoing relationship with Centex. The major agreements are:

   Indemnification Agreement: The Company and Centex entered into an Indemnification Agreement, pursuant to which (i) the Company agreed generally to indemnify Centex against substantially all liabilities relating to the businesses of the Company and its subsidiaries as they had been and will be conducted, including environmental liabilities, and (ii) Centex agreed generally to indemnify the Company against substantially all liabilities relating to the businesses of Centex and its subsidiaries (other than the Company and its subsidiaries) as they had been and will be conducted, including environmental liabilities.

   Tax Separation Agreement: The Company and Centex entered into a Tax Separation Agreement (the "Tax Agreement"). The Tax Agreement (i) provides for the termination of any existing tax sharing or allocation arrangements between the Company and Centex, (ii) specifies the manner in which the federal income tax liability and certain state tax liabilities (including any subsequent adjustments to such federal and state liabilities) of the consolidated group of which Centex is the common parent (the "Group") will be allocated for the final year in which the Company is a member of the Group and for any prior tax year of the Group and (iii) specifies the manner in which audits or administrative or judicial proceedings relating to federal income taxes and certain state taxes of the Group will be controlled.

   Administrative Services: Historically, the Company has participated in various of Centex's overall employee benefit and administrative programs, including the Profit Sharing and Retirement Plan of Centex Corporation, internal audit, tax reporting, risk management and legal services. All significant costs associated with the Company's operations under these programs have historically been paid by the Company. Following the completion of the IPO, the Company established its own employee benefit programs and files its own tax return. Centex Service Company ("CSC"), a subsidiary of Centex, provides the Company with employee benefit administration, public/investor relations and certain other services. The Administrative Services Agreement will expire on March 31, 1999, unless earlier terminated at the option of the Company. The Company pays to CSC a fee of $18,750 per month, subject to annual adjustment, for such services. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.

(J) ACQUISITIONS

The Company acquired all of the Common Units of Centex Eagle Gypsum Company, L.L.C., a limited liability company, owned by Eagle-Gypsum Products and National Energy System, Inc. on February 26, 1997 for a total purchase price of $52.0 million plus $4.0 million of net working capital. The operations of Centex Eagle Gypsum Company, L.L.C. consist of a gypsum wallboard manufacturing facility, a gypsum mine, and a cogeneration power facility, all located in Eagle County, Colorado.

   The acquisition has been accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The purchase price was allocated as follows: $52.0 million to property, plant, and equipment and $4.0 million to various components of net working capital. The results of operations of Centex Eagle Gypsum Company, L.L.C. are included in the Company's financial statements since the date of acquisition.

   The unaudited pro forma results below assume the acquisition occurred at the beginning of the fiscal year presented:

                                                  -----------------------------
                                                  For the Years Ended March 31,
                                                  -----------------------------
                                                    1997                  1996
                                                  -----------------------------
                                                 (Unaudited)         (Unaudited)
-------------------------------------------------------------------------------
Revenues                                          $270,030              $255,046
Net Earnings                                      $ 44,370              $ 34,880
Net Earnings Per Share                            $   2.00              $   1.52

   The pro forma results have been prepared for comparative purposes only and include certain adjustments such as reduced manufacturing and overhead costs, reduced depreciation expenses due to a difference in asset lives and the increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at the beginning of fiscal 1997 and fiscal 1996 or of future results of operations of the consolidated entities.

              Centex Construction Products, Inc. and Subsidiaries

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Centex Construction
  Products, Inc.:

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centex Construction Products, Inc. and subsidiaries as of March 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Dallas, Texas,
   May 8, 1997

              Centex Construction Products, Inc. and Subsidiaries

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Increased Gypsum Wallboard shipments and higher net pricing in all product segments resulted in Centex Construction Products, Inc. reporting the highest net earnings in its history in fiscal 1997.

   During fiscal 1997, consolidated revenues increased 8% to $239.4 million from $222.6 million in fiscal 1996. A combination of increased Gypsum Wallboard sales volume along with higher Cement and Gypsum Wallboard sales prices generated the majority of the revenue gain. Operating earnings of $67.0 million increased 20% over fiscal 1996 operating earnings of $55.6 million primarily due to improved margins in the Cement and Gypsum Wallboard segments. Corporate general and administrative expenses were $1.4 million higher than prior year's expense of $2.5 million mainly due to performance incentive accruals. Net interest income was $1.4 million in fiscal 1997 compared to $803,000 of net interest expense in fiscal 1996 due to payment of the Company's revolving credit line last fiscal year. The Company's effective tax rate in fiscal 1997 was 35%, the same as fiscal 1996. As a result of the foregoing, net earnings increased 23% to $41.8 million in fiscal 1997 from $33.9 million in fiscal 1996. Earnings per share for fiscal 1997 increased 28% to $1.89 compared to $1.48 for fiscal 1996. Earnings per share for fiscal 1997 increased more than net earnings due to fewer average shares outstanding in fiscal 1997.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                       --------------------------------------------------------------------------------------------
                                              Cement             Gypsum Wallboard          Concrete                Aggregates
                                              (Ton)                   (MSF)               (Cubic Yard)                (Ton)
                                       --------------------------------------------------------------------------------------------
                                         1997        1996        1997        1996        1997       1996         1997        1996
-----------------------------------------------------------------------------------------------------------------------------------
Sales Volume (Thousands)                 2,095       2,092         726         661         603         629       2,073        2,801
Average Net Sales Price                $ 63.66     $ 60.09     $ 99.39     $ 88.21     $ 46.86     $ 45.62     $  4.13    $    4.01
Operating Margin                       $ 19.00     $ 16.89     $ 28.32     $ 18.04     $  6.36     $  7.01     $  0.45    $    0.41

   Cement. Cement revenues for the fiscal year ended March 31, 1997, were $133.3 million, 6% higher than $125.7 million for the prior fiscal year. Segment operating earnings increased 13% to $39.8 million from $35.3 million last fiscal year due to unit operating margins increasing 13% over last year's margin of $16.89 per ton. Strong construction activity in the regions served by the Company resulted in a 6% increase in price realizations. Sales volume of
2.1 million tons was 3,000 tons higher than last fiscal year's record high sales volume. All plants operated at capacity and were again "sold out". The Company purchased 185,000 tons of cement, the same as last year, to supplement its fiscal 1997 manufactured cement shipments. Cement unit costs were 3% higher than the prior year primarily due to increased maintenance costs.

   Gypsum Wallboard. Gypsum Wallboard revenues increased 24% during fiscal 1997 to $72.2 million from $58.3 million in fiscal year 1996. Segment operating earnings totaled $20.6 million for fiscal 1997, a 72% improvement over $11.9 million in fiscal 1996. Unit operating margins increased 57% to $28.32 per thousand square feet ("MSF") over $18.04 per MSF last year primarily due to increased sales prices. Wallboard average sales prices increased $11.18 per MSF in fiscal 1997 to $99.39 per MSF as a result of record high industry consumption. Wallboard sales volume of 726 million square feet ("MMSF") for fiscal 1997 increased 10% over fiscal 1996 primarily due to one month of sales volume from the recently acquired Eagle Gypsum plant. Both of the Company's existing Wallboard plants operated at capacity during the fiscal year. Unit costs increased one percent from $70.17 per MSF in fiscal 1996 as a result of increased maintenance cost at the Albuquerque plant and higher overhead costs being partially offset by a 15% decrease in paper cost.

   Concrete and Aggregates. Concrete and Aggregates revenues of $36.8 million in fiscal year 1997 were 8% lower than fiscal 1996 revenues of $39.9 million. Segment operating earnings of $4.8 million in fiscal 1997 decreased 14% from $5.6 million in the prior fiscal year. Concrete operating earnings of $3.8 million in fiscal 1997 were 13% lower than last fiscal year's earnings due to decreased sales volume and lower operating margins. Concrete sales volume of 603,000 cubic yards in fiscal 1997 decreased 4% from fiscal 1996 due to a 6% decline in sales in the Texas market. Increased Concrete net sales prices were negated by higher production and materials costs. Aggregates operating earnings of $933,000 for fiscal 1997 declined 19% from fiscal 1996 due to decreased sales volume being partially offset by higher operating margins. Aggregates sales volume of 2.1 million tons decreased 26% from 2.8 million tons in fiscal 1996 mostly due from the sale in fiscal 1996 of a north Texas sand and gravel operation. Unit costs increased 5% in fiscal 1997 as a result of increased production cost.

   Other Income. Other income of $1.8 million during fiscal 1997 decreased $959,000 from fiscal year 1996 primarily due to a $783,000 gain realized on two asset sales last year along with less trucking income and outside clinker sales this year.

   Corporate Overhead. Corporate overhead was $1.4 million higher than the prior year due to $1.2 million of additional performance incentive accruals this year.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

Benefitting from increased shipments and higher operating margins in all business segments, Centex Construction Products, Inc. reported the highest net earnings in its history in fiscal 1996.

   During fiscal 1996, consolidated revenues increased 15% to $222.6 million from $194.3 million in fiscal 1995. A combination of increased sales volume in all of the Company's operations along with higher Cement and Concrete sales prices generated the revenue gain. Operating earnings of $55.6 million increased 49% over fiscal 1995 operating earnings of $37.4 million due to improved margins in all of the Company's operations. Corporate general and administrative expenses were $155,000 higher than prior year's expense of $2.3 million due mainly to increased professional and public company related expenses. Net interest expense declined to $803,000 in fiscal 1996 from $1.3 million in fiscal 1995 due to payment of the Company's revolving credit line late in the fiscal year. The Company's effective tax rate in fiscal 1996 was 35%, the same as fiscal 1995. As a result of the foregoing, net earnings increased 56% to $33.9 million in fiscal 1996 from $21.8 million in fiscal 1995. Earnings per share for fiscal 1996 increased 56% to $1.48 compared to $0.95 for fiscal 1995.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                             -------------------------------------------------------------------------------
                                  Cement           Gypsum Wallboard          Concrete           Aggregates
                                  (Ton)                 (MSF)              (Cubic Yard)           (Ton)
                             -------------------------------------------------------------------------------
                              1996      1995       1996      1995        1996      1995       1996    1995
------------------------------------------------------------------------------------------------------------
Sales Volume (Thousands)      2,092     1,941        661       584         629       563      2,801   2,507
Average Net Sales Price      $60.09    $56.62     $88.21    $88.53      $45.62    $44.46      $4.01   $4.06
Operating Margin             $16.89    $13.40     $18.04    $12.40       $7.01     $4.38      $0.41   $0.05

   Cement. Cement revenues for the fiscal year ended March 31, 1996, were $125.7 million, 14% higher than $109.9 million for the prior fiscal year. Segment operating earnings increased 36% to $35.3 million from $26.0 million last fiscal year due to unit operating margins increasing 26% over last year's margin of $13.40 per ton. Strong construction activity in the regions served by the Company resulted in a 6% increase in price realizations. Sales volume of
2.1 million tons, a record high, was 8% higher than last fiscal year's sales volume of 1.9 million tons. The Company purchased 185,000 tons of cement to supplement its fiscal 1996 manufactured cement shipments. All plants operated at capacity and were again "sold out." Cement unit costs were level with the prior year due to increased clinker production.

   Gypsum Wallboard. Gypsum Wallboard revenues increased 13% during fiscal 1996 to $58.3 million from $51.7 million in fiscal year 1995. Segment operating earnings totaled $11.9 million for fiscal 1996, a 65% improvement over $7.2 million in fiscal 1995. Unit operating margins increased 46% to $18.04 per thousand square feet ("MSF") over $12.40 per MSF last year due mostly to decreased production cost. Wallboard average sales prices declined $0.32 per MSF in fiscal 1996 to $88.21 per MSF as a result of decreased home construction activity in some markets, expanding industry production capacity and the industry's increased utilization of rail to distribute wallboard into markets with more favorable pricing. Wallboard sales volume of 661 million square feet ("MMSF") for fiscal 1996 increased 13% over fiscal 1995 due mostly to a 39% increase in production volume at the Albuquerque plant. Both of the Company's Wallboard plants operated at capacity during the fiscal year. Unit costs declined 8% from $76.13 per MSF in fiscal 1995 to $70.17 per MSF in fiscal 1996 due to the combination of the volume impact of 85,000 MSF increased production on fixed costs, increased efficiency at the Albuquerque plant, and lower Albuquerque maintenance cost, partially offset by increased paper costs.

   Concrete and Aggregates. Concrete and Aggregates revenues of $39.9 million in fiscal year 1996 were 13% higher than fiscal 1995 revenues of $35.2 million. Segment operating earnings of $5.6 million in fiscal 1996 increased 115% over $2.6 million in the prior fiscal year. Concrete operating earnings of $4.4 million in fiscal 1996 were 79% higher than last fiscal year's earnings due to increased sales volume and improved operating margins. Concrete sales volume of 629,000 cubic yards in fiscal 1996 increased 12% over fiscal 1995 due to improved market conditions in both the Texas and northern California markets. Concrete net sales price increases, along with reduced production cost at the northern California operation resulted in the operating margin gain. Aggregates operating earnings of $1.2 million for fiscal 1996 improved 845% over fiscal 1995 due to increased sales volume and higher operating margins. Aggregates sales volume of 2.8 million tons increased 12% over 2.5 million tons in fiscal 1995 due to higher highway construction aggregates sales. Unit cost declined 10% in fiscal 1996 as a result of increased production volume. During the third quarter of fiscal 1996, a north Texas sand and gravel operation that was both marginally-profitable and non-strategic was sold.

   Other Income. Other income of $2.8 million during fiscal 1996 increased $1.2 million over fiscal year 1995 due primarily to a $783,000 gain realized on two asset sales along with increased trucking income and outside clinker sales.

LIQUIDITY AND CAPITAL RESOURCES

Each of the Company's business segments operates in capital-intensive industries. Prior to the completion of the Initial Public Offering, the Company operated as a wholly-owned subsidiary of Centex. Because Centex has in the past provided capital for the Company through intercompany loans, the Company historically has had only a limited amount of borrowings from third parties. As part of the Initial Public Offering the Company obtained a three-year $65 million unsecured revolving credit facility to finance its working capital, capital expenditures, and payment of $34.3 million of deferred income taxes to Centex. Late in fiscal year 1996, the credit facility was amended to lower the maximum borrowing capacity to $35 million. During fiscal 1997, the Company established a $10 million unsecured swing line to provide for its short-term working capital needs.

     Working capital at March 31, 1997 was $28.2 million, a decrease of $17.7 million from March 31, 1996, principally due to a $16.0 million decrease in cash. In February 1997, the Company completed the purchase of a gypsum wallboard manufacturing facility and associated power cogeneration facility. Total purchase price of the acquisition was $52.0 million plus $4.0 net million working capital. Acquisition funds were provided from existing cash balances and borrowings under a new $10 million Bank Line of Credit. Excluding the wallboard and cogeneration facilities acquisition, other capital expenditures for fiscal 1997 were $5.9 million compared to $15.3 million in fiscal 1996. The higher capital spending in fiscal 1996 was primarily due to the recommissioning of the second kiln at the Laramie plant. Based on its financial condition and low debt levels at March 31, 1997, CXP believes that its internally generated cash flow coupled with funds available under its credit facilities will enable CXP to provide adequately for its current operations and future growth.

STOCK REPURCHASE PROGRAM

The Company's Board of Directors has approved the repurchase of up to two million shares of the Company's common stock. The Company repurchased a total of 40,196 shares during fiscal 1995, zero in fiscal 1996, and 1,038,100 shares in fiscal 1997. Since the fiscal 1997 stock repurchases did not include purchasing a proportionate amount of stock from its former parent, Centex Corporation, Centex's ownership interest in CXP at March 31, 1997, increased to approximately 51.4% from 49%.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose 3.3% in calendar 1996, 2.9% in 1995, and 2.7% in 1994. Prices of materials and services, with the exception of wallboard paper, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The impact of inflation on income from operations along with increasing sales prices due to full or near full utilization of industry capacity during the three years ended March 31, 1997, have enabled the Company to increase per unit profit margins, except for concrete, in each successive year.

DISCLOSURE REGARDING FORWARD LOOKING-STATEMENTS

Certain sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates and projections concerning the general state of the economy and the industry and market conditions in certain geographic locations in which the Company operates. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no guarantees of future performance and they involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual results and outcomes may differ materially from what is expressed or forecasted in such forward-looking statements.

   The Company's business is cyclical and seasonal, the effects of which cannot be accurately predicted. The risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: general economic conditions, interest rates, changes in economic conditions specific to any one or more of the Company's markets, adverse weather, unexpected operational difficulties, changes in governmental and public policy including increased environmental regulations, public infrastructure expenditures, competition, and the availability of raw materials. Other risks and uncertainties could also affect the outcome of the forward-looking statements.

              Centex Construction Products, Inc. and Subsidiaries

                               QUARTERLY RESULTS

                 (Dollars in thousands, except per share data)
                                  (Unaudited)

                                         ------------------------
                                               March 31,
                                         ------------------------
                                          1997             1996
-----------------------------------------------------------------
FIRST QUARTER
   Revenues                              $61,058          $55,104
   Earnings Before Income Taxes          $15,198          $12,064
   Net Earnings                          $ 9,863          $ 7,830
   Earnings Per Share                    $  0.44          $  0.34

SECOND QUARTER
   Revenues                              $65,538          $66,483
   Earnings Before Income Taxes          $20,052          $16,179
   Net Earnings                          $13,014          $10,500
   Earnings Per Share                    $  0.59          $  0.46

THIRD QUARTER
   Revenues                              $59,117          $55,429
   Earnings Before Income Taxes          $17,291          $15,344
   Net Earnings                          $11,222          $ 9,958
   Earnings Per Share                    $  0.51          $  0.43

FOURTH QUARTER
   Revenues                              $53,667          $45,578
   Earnings Before Income Taxes          $11,865          $ 8,717
   Net Earnings                          $ 7,700          $ 5,656
   Earnings Per Share                    $  0.35          $  0.25

              Centex Construction Products, Inc. and Subsidiaries

                       SUMMARY OF SELECTED FINANCIAL DATA

                 (Dollars in thousands, except per share data)
                                  (Unaudited)



                                           -------------------------------------------------------------------------------------
                                                                     For the Years Ended March 31,
                                           -------------------------------------------------------------------------------------
                                             1997               1996               1995               1994               1993
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                   $239,380           $222,594           $194,313           $166,826           $136,526
Net Earnings                               $ 41,799           $ 33,944           $ 21,820           $ 10,240           $  3,112
Total Assets                               $305,637           $269,575           $250,103           $257,315           $258,994
Total Long-term Debt                       $    640           $    720           $ 24,500           $ 15,585           $ 34,519
Total Debt                                 $  2,640           $    720           $ 24,500           $ 16,200           $ 38,943
Deferred Income Taxes                      $ 18,835           $ 14,344           $  6,705           $ 37,925           $ 36,224
Stockholders' Equity                       $239,436           $216,462           $183,405           $170,839           $160,599
Total Debt as a Percent of Total
   Capitalization (Total Debt,
   Deferred Income Taxes and
   Stockholders' Equity)                        1.0%               0.3%              11.4%               7.2%              16.5%
Net Earnings as a Percent of
   Beginning Stockholders' Equity              19.3%              18.5%              12.8%               6.4%               2.0%
Per Common Share -
   Net Earnings (1)                        $   1.89           $   1.48           $   0.95           $   0.45           $   0.14
   Cash Dividends (2)                      $   0.20           $   0.05                 --                 --                 --
   Book Value Based on Shares
   Outstanding at Year End (1)             $  10.89           $   9.42           $   7.99           $   7.43           $   6.98
Stock Prices (1)
   High                                    $     20           $ 15 1/2           $ 14 3/8                 --                 --
   Low                                     $ 12 1/2           $ 11 3/8           $  8 7/8                 --                 --

(1) Prior to April 1994, CXP was a wholly-owned subsidiary of Centex Corporation and accordingly did not report per share information. To facilitate comparisons between periods, per share data for prior years has been presented using the 23,000,000 shares outstanding immediately after the Initial Public Offering.

(2) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.

                                          -------------------------------------------------------------------------------------
                                                                   For the Years Ended March 31,
                                          -------------------------------------------------------------------------------------
                                             1992               1991               1990               1989               1988
-------------------------------------------------------------------------------------------------------------------------------
Revenues                                   $129,832           $142,188           $126,358           $121,211           $118,002
Net Earnings                               $    713           $  1,118           $  3,911           $  5,015           $ 17,840
Total Assets                               $267,303           $267,654           $238,817           $225,797           $250,856
Total Long-term Debt                       $ 37,713           $ 47,094           $ 24,085           $ 24,937           $ 56,762
Total Debt                                 $ 49,308           $ 52,322           $ 28,521           $ 28,086           $ 59,516
Deferred Income Taxes                      $ 35,881           $ 31,553           $ 31,977           $ 29,326           $ 25,930
Stockholders' Equity                       $157,487           $156,774           $155,656           $151,745           $146,730
Total Debt as a Percent of Total
   Capitalization (Total Debt,
   Deferred Income Taxes and
   Stockholders' Equity)                       20.3%              21.7%              13.2%              13.4%              25.6%
Net Earnings as a Percent of
   Beginning Stockholders' Equity               0.5%               0.7%               2.6%               3.4%              13.8%
Per Common Share -
   Net Earnings (1)                        $   0.03           $   0.05           $   0.17           $   0.22           $   0.78
   Cash Dividends (2)                            --                 --                 --                 --                 --
   Book Value Based on Shares
   Outstanding at Year End (1)             $   6.85           $   6.82           $   6.77           $   6.60           $   6.38
Stock Prices (1)
   High                                          --                 --                 --                 --                 --
   Low                                           --                 --                 --                 --                 --


BOARD OF DIRECTORS
Robert L. Clarke (2, 3)
Partner
Bracewell & Patterson, L.L.P.

O. G. Dagnan (1)
President and
Chief Executive Officer

Laurence E. Hirsch (1, 2, 4)
Chairman and
Chief Executive Officer,
Centex Corporation

David W. Quinn (1, 4)
Vice Chairman,
Centex Corporation

Harold K. Work (2, 3)
President, Elk Corporation
Executive Vice President,
Elcor Corporation

(Numbers in parentheses indicate Board Committees)

(1) Executive Committee

(2) Compensation Committee

(3) Audit Committee

(4) Stock Option Committee


CENTEX CONSTRUCTION
PRODUCTS, INC.
Laurence E. Hirsch
Chairman

O. G. Dagnan
President and
Chief Executive Officer

Richard D. Jones, Jr.
Executive Vice President and
Chief Operating Officer

Arthur R. Zunker, Jr.
Senior Vice President-Finance, Treasurer and
Chief Financial Officer

Rodney E. Cummickel
Vice President

Hubert L. Smith, Jr.
Vice President

AMERICAN GYPSUM COMPANY
H.D. House
President

David P. Emanuel
Vice President

Kerry G. Gannaway
Vice President

Geoff  W. Gray
Vice President

CENTEX MATERIALS, INC.
James E. Bailey
President

J. David Loftis
Vice President

ILLINOIS CEMENT COMPANY
Joseph L. Baker
President

Steven R. Rowley
Executive Vice President

Thomas F. Clarke
Vice President

Henry V. Gross
Vice President

Frank P. Koeppel
Vice President

MATHEWS  READYMIX, INC.
Craig J. Callaway
President

James D. Elliott
Vice President


MOUNTAIN CEMENT COMPANY
Alan J. Steagall
President

W. Jerald Hoyle
Executive Vice President

John R. Bremner
Vice President

George B. Coates
Vice President

NEVADA CEMENT COMPANY
Alan J. Steagall
President

John R. Bremner
Vice President

Ronald L. Gross
Vice President

TEXAS-LEHIGH
CEMENT COMPANY
Gerald J. Essl
President

R. Lee Hunter
Vice President

Robert W. Mull
Vice President

WESTERN
AGGREGATES, INC.
Craig J. Callaway
President

James D. Elliott
Vice President

CORPORATE HEADQUARTERS
3710 Rawlins Street
Suite 1600, LB 78
Dallas, Texas 75219
(214) 559-6514

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (toll-free)

STOCK LISTINGS
New York Stock Exchange
Ticker Symbol "CXP"

ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Thursday, July 17, 1997 at 10:00 a.m. in the Emerald Room at the Wyndham Anatole Hotel, 2201 Stemmons Freeway, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to ChaseMellon Shareholder Services, L.L.C.at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.

STOCK PRICES AND DIVIDENDS


              -----------------------------------      ---------------------------------
                Fiscal Year Ended March 31, 1997        Fiscal Year Ended March 31, 1996
              -----------------------------------      ---------------------------------
                     Price                                    Price
              ---------------------                    --------------------
Quarter        High          Low        Dividends       High          Low     Dividends
---------------------------------------------------------------------------------------
First         $ 15 1/4     $13 5/8      $   0.05       $13 3/4      $11 3/8      None
Second        $ 16         $12 1/2      $   0.05       $15          $12 5/8      None
Third         $ 18 1/2     $14 3/8      $   0.05       $14 5/8      $11 7/8      None
Fourth        $ 20         $16 1/4      $   0.05       $15 1/2      $13 5/8      $0.05

The common stock of Centex Construction Products, Inc. is traded on the New York Stock Exchange (ticker symbol CXP). The approximate number of record holders of the common stock of CXP as of June 12, 1997 was 195. The closing price of CXP's common stock on the New York Stock Exchange on June 12, 1997 was $20 7/8.



                                                                             37