Form 10-K, Exhibit 13
period 1998-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 1998-06-22
CIK 918646

CENTEX CONSTRUCTION PRODUCTS, INC.
















                                      ROCK
                                     SOLID
                                    RESULTS














                                                             1998 ANNUAL REPORT

Centex Construction Products, Inc. (NYSE: CXP) produces and distributes building materials used in the construction of the nation's homes, commercial and industrial buildings, and infrastructure. CXP is one of two publicly held companies that participate in both the Cement and the Gypsum Wallboard industries. As of March 31, 1998, CXP was 55.6%-owned by Centex Corporation.


CEMENT

CXP's four manufacturing plants and a network of 11 distribution terminals produce and market Cement in the western half of the United States. Annual production capacity, net of two joint-venture partners' interest, is approximately 2.0 million tons, or about 3% of the nation's total capacity. CXP is the thirteenth largest Cement producer in the U.S. and the sixth largest domestically owned Cement manufacturer.

GYPSUM WALLBOARD

CXP's Gypsum Wallboard operation, which includes three facilities located in New Mexico and Colorado, is the nation's fifth largest Gypsum Wallboard producer. The operations have a total annual production capacity of approximately 1.1 billion square feet, representing about 4% of total U.S. capacity. In fiscal 1998, CXP's Gypsum Wallboard production was shipped by rail and by truck to a total of 32 states throughout the nation.

CONCRETE AND AGGREGATES

CXP's Concrete and Aggregates operations consist of 10 Readymix Concrete batch plants, approximately 100 Readymix trucks and two Aggregates operations, all located in California and Texas. The Aggregates operation's total annual single shift production capacity is about 2.3 million tons.


                                              ----------------------------
                                               TABLE OF CONTENTS
                                               Financial Highlights        1
                                               Letter to Our Shareholders  2
                                               Review of Operations        6
                                               Financial Information      13

Centex Construction Products, Inc. and Subsidiaries

FINANCIAL HIGHLIGHTS


(Amounts in thousands, except per share data)

                                                                   For the Years Ended March 31,
                                             --------------------------------------------------------------------
                                               1998           1997           1996           1995           1994
                                             --------------------------------------------------------------------
Revenues                                     $297,322       $239,380       $222,594       $194,313       $166,826

Earnings Before Income Taxes                 $ 88,333       $ 64,406       $ 52,304       $ 33,829       $ 16,580

Net Earnings                                 $ 56,533       $ 41,799       $ 33,944       $ 21,820       $ 10,240

Diluted Earnings Per Share (1)               $   2.56       $   1.89       $   1.47       $   0.95       $   0.45

Cash Dividends Per Share (2)                 $   0.20       $   0.20       $   0.05       $     --       $     --

Debt                                         $    560       $  2,640       $    720       $ 24,500       $ 16,200

Stockholders' Equity                         $274,803       $239,436       $216,462       $183,405       $170,839

Average Diluted Shares Outstanding (1)         22,063         22,174         23,023         22,988         23,000

Book Value Per Share At Year End (1)         $  12.77       $  10.89       $   9.42       $   7.99       $   7.43

(1) Prior to April 1994, CXP was a wholly-owned subsidiary of Centex Corporation and accordingly did not report per share information. To facilitate comparability between periods, per share data for 1994 has been presented using the 23,000,000 shares outstanding immediately after the Initial Public Offering.

(2) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.

[REVENUES CHART]                        [NET EARNINGS CHART]

Revenues ($ in Millions)                Net Earnings ($ in Millions)
------------------------                ----------------------------
1998                $297                1998                   $56.5
1997                $239                1997                   $41.8
1996                $223                1996                   $33.9
1995                $194                1995                   $21.8
1994                $167                1994                   $10.2

TO OUR SHAREHOLDERS


CXP's experienced team effectively utilized our well-positioned, efficient operations to take maximum advantage of fiscal 1998's dynamic economic environment. Benefitting from robust demand fueled by a strong construction market and resurging prices due to capacity constraints, CXP's all-time high Cement and Gypsum Wallboard production volumes led to record financial results. Fiscal 1998 was the Company's fourth consecutive year of increasingly higher revenues, net earnings and earnings per share, stockholders' equity and return on assets since becoming publicly held in April 1994.

FISCAL 1998 HIGHLIGHTS

- Increased sales volume in all segments along with higher Cement and Gypsum Wallboard sales prices resulted in a 24% revenue gain to $297,322,000 from $239,380,000 in fiscal 1997.

- Record results from Cement and Gypsum Wallboard boosted CXP's fiscal 1998 net earnings 35% to $56,533,000 versus $41,799,000 last year. Diluted earnings per share of $2.56 this year were 36% higher than $1.89 last year.

- CXP's consolidated gross operating margin rose to 30% in fiscal 1998 from 28% last year.

-    During fiscal 1998, CXP repurchased 836,834 shares of its own stock.

- At March 31, 1998, CXP was virtually debt-free, had $62 million in cash and $275 million of equity.

     In addition to the benefits of the vibrant economy, the most significant boost to CXP's fiscal 1998 results was our successful integration of the Eagle Gypsum Wallboard plant acquired by CXP in late fiscal 1997. The plant in Gypsum, Colorado expanded the production capacity of our Gypsum Wallboard operations by 50% in fiscal 1998 to almost 1.1 billion square feet. This additional production, coupled with a 10% price increase in our average Wallboard price, resulted in a 74% rise in segment operating earnings this year.

[OPERATING MARGIN CHART]                         [EARNINGS PER SHARE CHART]

Operating Margin (Percent)                       Earnings Per Share (Dollars)
--------------------------                       ---------------------------

1998                  30%                        1998                  $2.56
1997                  28%                        1997                  $1.89
1996                  25%                        1996                  $1.47
1995                  19%                        1995                  $0.95
1994                  11%                        1994                  $0.45

     CXP's total operating earnings also were boosted by a 21% increase in results from our Cement segment, which benefitted from record clinker production, higher sales volumes, increased sales prices, and reduced production costs.

     In a move that holds great significance for CXP's future, toward fiscal year end we approved and initiated a total of $54 million for three expansion projects - two in our Gypsum Wallboard operation and another at one of our Cement facilities. These enhancements, which should be completed by late calendar 1999, will add capacity, diversify our product base, improve production volume and plant efficiency and ultimately increase earnings.

     Since becoming publicly held in April 1994, CXP has repurchased 1,915,130 shares of its own stock and has approximately 1,085,000 shares remaining under its current authorization. From time to time, we may repurchase additional shares.

     During the year, CXP President and Chief Executive Officer O.G. Dagnan was elected the Company's Chairman. Executive Vice President and Chief Operating Officer Richard D. Jones, Jr. was named President. Mr. Dagnan replaces
Laurence E. Hirsch, CXP Chairman since the Company became publicly held. Mr. Hirsch remains a CXP Director and Chairman of the Company's Executive Committee.

     The record-breaking results reported by CXP for fiscal 1998 were achieved by our alliance of 1,076 employees, several of whom are featured in this report. Those pictured and described here represent the many others whose combined talents, dedication and daily commitment enable CXP to produce rock solid returns for our shareholders. We are extremely grateful to all members of our workforce for their contributions.



[STOCKHOLDERS' EQUITY CHART]                   [EBITDA CASH FLOW CHART]

Stockholders' Equity ($ in Millions)           EBITDA Cash Flow ($ in Millions)
------------------------------------           --------------------------------
1998                          $275             1998                        $102
1997                          $239             1997                        $ 77
1996                          $216             1996                        $ 67
1995                          $183             1995                        $ 50
1994                          $171             1994                        $ 31

OUTLOOK

The expansion phase of the current cycle, although lengthy by traditional standards, appears to be continuing. Favorable interest rates are positively impacting the housing market, demand for our products is unabated and pricing in the near future should escalate due to ongoing capacity constraints in our industries. With out strong balance sheet and controlled expansion philosophy, CXP is poised for continuing growth and anticipates a fifth consecutive record financial performance in fiscal 1999.

             [PHOTOGRAPH OF O.G. DAGNAN AND RICHARD D. JONES, JR.]

/s/ O.G. DAGNAN                                   /s/ RICHARD D. JONES, JR.
O.G. Dagnan                                       Richard D. Jones, Jr.
Chairman and                                      President and
Chief Executive Officer                           Chief Operating Officer

May 29, 1998

                                     ROCK
                                     SOLID
                                     PEOPLE

         [PHOTOGRAPH OF A MAN STANDING AMONG INSULATED CONCRETE FORMS]

Lee Hunter    Since 1995, Texas-Lehigh Cement's Vice President of Marketing has
led the cement industry in a state-wide effort to promote an innovative, energy-efficient home construction method utilizing insulated concrete forms (ICF's). Due largely to Lee's endeavors, Texas now leads the nation in ICF projects, and the industry is capitalizing on a new source of revenue.

CEMENT

Cement revenues rose 5% to $140.3 million in fiscal 1998, and operating profits from Cement increased 21% to $48.1 million. All of our plants were sold out for the tenth consecutive year and total Cement sales volume of 2,153,000 tons this year was 3% higher than last year's sales volume. CXP's average Cement net sales price for fiscal 1998 was $65.19 per ton, 2.4% higher than last year. Unit operating margins of $22.34 per ton of Cement were 18% higher than last year's margin.

            [PHOTOGRAPH OF A MAN STANDING IN FRONT OF A CEMENT KILN]

         [PHOTOGRAPH OF A MAN STANDING AMONG INSULATED CONCRETE FORMS]



     In fiscal 1998, the increased sales volume of manufactured Cement versus purchased product reduced cost of sales and raised unit operating margins for CXP's Cement group, particularly at our Mountain Cement plant.

     During the year, CXP initiated a $20 million expansion of our Illinois Cement plant will expand the facility's annual clinker capacity by 100,000 tons, add a new finish mill and position the plant to add more capacity in the future.

            [PHOTOGRAPH OF A MAN STANDING IN FRONT OF A CEMENT KILN]


Terrance "T" Lyons From laboratory mix chemist to control room operator, "T" has done it all at Mountain Cement, and that decade of experience makes him an ideal Production Supervisor. The former college football star and his team were a major reason for the operation's record-breaking production results this year for both the cement kilns and the finish grinding mills.

              [PHOTOGRAPH OF A MAN STANDING IN A WALLBOARD PLANT]


GYPSUM WALLBOARD

Gypsum Wallboard revenues increased 64% to $118.7 million in fiscal 1998, and operating earnings jumped 74% to $35.8 million. The gains resulted from a 50% increase in sales volume to 1,089 million square feet (MMSF) due to the addition of the Eagle Gypsum plant, a 10% increase in average net sales price to $109.01 per thousand square feet (MSF), and a 16% increase in the operating margin to $32.88 per MSF. All three CXP plants operated at capacity.

     The operation currently



                [PHOTOGRAPH OF A MAN STANDING IN A GYPSUM MINE]


Jim Holley     Quarry Manager Jim Holley's innovative idea is simplifying the mining process at American Gypsum's White Mesa Mine. A "pavement profiler," normally utilized in highway reconstruction, crushes the gypsum in a single operation, eliminating drilling and blasting. Combined with better use of manpower, the technique will cut mine operating costs 30%.

              [PHOTOGRAPH OF A MAN STANDING IN A WALLBOARD PLANT]


Peter Bauer    Plant Manager Peter Bauer established a Safety Committee and a
Quality Awards Program at American Gypsum's original Albuquerque facility, resulting in enhanced safety awareness, a better working environment, and higher employee morale. The plant reported an 18% increase in production, less waste and no lost-time injuries for fiscal 1998.




has two expansion projects underway. A $16 million upgrade of the Albuquerque plant will add 60 MMSF to capacity, allow the production of all specialty products, and reduce dryer fuel costs substantially. An $18 million expansion of the Eagle Gypsum plant will add 240 MMSF, a 60% increase, to current annual capacity.

     The Albuquerque plant upgrade will shift most of the specialty products to this facility, optimizing board line-speeds and further increasing production.



                [PHOTOGRAPH OF A MAN STANDING IN A GYPSUM MINE]

Mark Hill      In addition to working as Quality Control Manager for Mathews
Readymix, Mark finds time to train new technicians for the American Concrete Institute's certification program. No wonder Mark is recognized by customers, government agencies and industry associations in northern California as a significant educational resource in the concrete and aggregates field.


             [PHOTOGRAPH OF A MAN STANDING BESIDE A PICK-UP TRUCK]



CONCRETE AND AGGREGATES

Revenues from our Concrete and Aggregates operations were $42.0 million in fiscal 1998, 14% higher than last year. Operating earnings of $4.5 million were 6% lower than a year ago despite increased Concrete and Aggregates sales volume and higher Concrete sales prices, which were offset by lower Aggregates sales prices and increased Concrete costs.

     Concrete sales volume for fiscal 1998 was 672,000 cubic yards, 11% higher than sales volume last year. Sales volume this year was posi-


             [PHOTOGRAPH OF A MAN STANIDNG IN AN AGGREGATES QUARRY]


Mark O'Conner       In his two years as Manager of Centex Materials' Buda
Quarry, Mark's ideas have cut the Aggregates plant's production costs by 16%. Environmental efforts include the ongoing reclamation of old pit areas and recycling wet plant processing water for reuse. The operation also improved its ratio of production tons per man hour without capital improvements.

             [PHOTOGRAPH OF A MAN STANDING BESIDE A PICK-UP TRUCK]



tively impacted by a large commercial job in northern California, as well as a strong commercial construction market in Austin, Texas.

     Fiscal 1998 Aggregates sales volume totaled 2,592,000 tons, a 25% increase over sales volume in the prior year. Overall Aggregates pricing declined 5% this year from fiscal 1997 pricing due to product mix, particularly the sale of a larger quantity of lower-priced road construction Aggregates in fiscal 1998 versus a year ago.



             [PHOTOGRAPH OF A MAN STANDING IN AN AGGREGATES QUARRY]

STRATEGIC LOCATIONS

CXP's strategically located plants in geographically diverse areas reduce our dependence on any one market. CXP's Cement operation includes four plants, two of which are 50%-owned with joint-venture partners, and 11 Cement distribution terminals. Our Gypsum Wallboard operation consists of three Wallboard plants, four Wallboard reload centers and one Wallboard distribution center. Our Concrete and Aggregates group includes 10 Readymix Concrete batch plant locations and two Aggregates processing operations.

     The principal markets for CXP's Cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada and northern California. Gypsum Wallboard is distributed throughout the continental United States. Our Concrete and Aggregates are sold to local readymix concrete producers and paving contractors in the Austin, Texas area and in northern California.

MAJOR FACILITIES
CEMENT PLANTS                                     CONCRETE AND AGGREGATES PLANTS

o Illinois Cement Company, LaSalle, Illinois      o Centex Materials, Inc.,
o Mountain Cement Company, Laramie, Wyoming         Buda, Texas
o Nevada Cement Company, Fernley, Nevada          o Mathews Readymix, Inc.,
o Texas-Lehigh Cement Company, Buda Texas           Marysville, California
                                                  o Western Aggregates, Inc.,
                                                    Marysville, California
GYPSUM WALLBOARD PLANTS

o American Gypsum Company, Albuquerque
  and Bernalillo, New Mexico and Gypsum, Colorado



[MAP OF THE UNITED STATES INDICATING THE LOCATION OF CENTEX CONSTRUCTION PRODUCTS' OPERATIONS]

Centex Construction Products-Fiscal 1998

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

Centex Construction Products, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED EARNINGS


(Dollars in thousands, except per share data)


                                              For the Years Ended March 31,
                                         --------------------------------------
                                            1998          1997          1996
                                         ----------    ----------    ----------
REVENUES
   Cement                                $  140,326    $  133,348    $  125,705
   Gypsum Wallboard                         118,718        72,184        58,343
   Concrete and Aggregates                   42,004        36,809        39,902
   Other, net                                 1,939         1,823         2,782
   Less Intersegment Sales                   (5,665)       (4,784)       (4,138)
                                         ----------    ----------    ----------
                                            297,322       239,380       222,594
                                         ----------    ----------    ----------

COSTS AND EXPENSES
   Cement                                    92,245        93,551        90,374
   Gypsum Wallboard                          82,905        51,619        46,409
   Concrete and Aggregates                   37,501        32,041        34,344
   Less Intersegment Purchases               (5,665)       (4,784)       (4,138)
   Corporate General and Administrative       3,825         3,904         2,498
   Interest (Income) Expense, net            (1,822)       (1,357)          803
                                         ----------    ----------    ----------
                                            208,989       174,974       170,290
                                         ----------    ----------    ----------

EARNINGS BEFORE INCOME TAXES                 88,333        64,406        52,304
   Income Taxes                              31,800        22,607        18,360
                                         ----------    ----------    ----------

NET EARNINGS                             $   56,533    $   41,799    $   33,944
                                         ==========    ==========    ==========

EARNINGS PER SHARE
   Basic                                 $     2.58    $     1.89    $     1.48
                                         ==========    ==========    ==========
   Diluted                               $     2.56    $     1.89    $     1.47
                                         ==========    ==========    ==========


See notes to consolidated financial statements.

Centex Construction Products, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS



(Dollars in thousands)


                                                                                             March 31,
                                                                                     ------------------------
                                                                                       1998            1997
                                                                                     --------        --------
A S S E T S
Current Assets-
  Cash and Cash Equivalents                                                          $  62,090       $   4,812
  Accounts and Notes Receivable, net                                                    36,669          38,700
  Inventories                                                                           32,537          31,482
                                                                                     -------------------------
    Total Current Assets                                                               131,296          74,994
                                                                                     -------------------------

Property, Plant and Equipment                                                          366,353         363,409
  Less Accumulated Depreciation                                                       (153,444)       (139,033)
                                                                                     -------------------------
    Property, Plant and Equipment, net                                                 212,909         224,376
                                                                                     -------------------------

Notes Receivable, net                                                                      935           1,407
Other Assets                                                                             5,972           4,860
                                                                                     -------------------------
                                                                                     $ 351,112       $ 305,637
                                                                                     =========================


L I A B I L I T I E S  A N D  S T O C K H O L D E R S '  E Q U I T Y
Current Liabilities-
  Accounts Payable                                                                   $  18,404       $  16,472
  Accrued Liabilities                                                                   35,095          28,254
  Notes Payable                                                                             --           2,000
  Current Portion of Long-term Debt                                                         80              80
                                                                                     -------------------------
    Total Current Liabilities                                                           53,579          46,806
                                                                                     -------------------------

Long-term Debt                                                                             480             560
Deferred Income Taxes                                                                   22,250          18,835
Stockholders' Equity-
  Common Stock, Par Value $0.01; Authorized 50,000,000
    Shares; Issued and Outstanding 21,525,148 and
    21,983,814 Shares, respectively                                                        215             220
  Capital in Excess of Par Value                                                       130,413         147,212
  Retained Earnings                                                                    144,175          92,004
                                                                                     -------------------------
    Total Stockholders' Equity                                                         274,803         239,436
                                                                                     -------------------------
                                                                                     $ 351,112       $ 305,637
                                                                                     =========================

See notes to consolidated financial statements.

Centex Construction Products, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS

(Dollars in thousands)

                                                                   For the Years Ended March 31,
                                                             ------------------------------------------
                                                                1998            1997            1996
                                                             ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Earnings                                               $   56,533      $   41,799      $   33,944
  Adjustments to Reconcile Net Earnings to Net Cash
    Provided by Operating Activities--
      Depreciation, Depletion and Amortization                   15,880          13,752          13,791
      Deferred Income Tax Provision                               3,415           4,491           7,639
      Gain on Sale of Assets                                         --              --            (783)
      Asset Disposition Provision                                 2,276              --              --
  Decrease (Increase) in Accounts and Notes Receivable            2,503          (1,456)         (6,073)
  (Increase) Decrease in Inventories                             (1,055)            (30)          1,053
  Increase in Accounts Payable                                    1,956              10             424
  Increase in Accrued Liabilities                                 6,841           5,225             859
  (Increase) Decrease in Other Assets, net                         (234)           (883)            974
                                                             ----------      ----------      ----------
                                                                 88,115          62,908          51,828
                                                             ----------      ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Property, Plant and Equipment Additions, net                  (13,092)         (5,934)        (15,294)
  Proceeds from Asset Dispositions                                5,525              --           5,308
  Acquisition of Centex Eagle Gypsum                                 --         (56,006)             --
                                                             ----------      ----------      ----------
                                                                 (7,567)        (61,940)         (9,986)
                                                             ----------      ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Additions to Notes Payable                                         --           7,500              --
  Reductions in Notes Payable                                    (2,000)         (5,500)             --
  Decrease in Other Long-term Debt                                  (80)            (80)        (23,860)
  Increase in Current Portion of Long-term Debt                      --              --              80
  Proceeds from Stock Option Exercises                            6,727             561             262
  Retirement of Common Stock                                    (23,531)        (14,976)             --
  Dividends Paid to Shareholders                                 (4,386)         (4,460)             --
                                                             ----------      ----------      ----------
                                                                (23,270)        (16,955)        (23,518)
                                                             ----------      ----------      ----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                               57,278         (15,987)         18,324
CASH AT BEGINNING OF PERIOD                                       4,812          20,799           2,475
                                                             ----------      ----------      ----------
CASH AT END OF PERIOD                                        $   62,090      $    4,812      $   20,799
                                                             ==========      ==========      ==========

See notes to consolidated financial statements.

Centex Construction Products, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED
STOCKHOLDERS' EQUITY

(Dollars in thousands)

                                                           For the Years Ended March 31,
                                                  ------------------------------------------------
                                                      1998              1997              1996
                                                  ------------------------------------------------
COMMON STOCK
  Balance at Beginning of Period                  $        220      $        230      $        230
    Retirement of Common Stock                              (5)              (10)              ---
                                                  ------------      ------------      ------------
  Balance at End of Period                                 215               220               230
                                                  ------------      ------------      ------------

CAPITAL IN EXCESS OF PAR VALUE
  Balance at Beginning of Period                       147,212           161,617           161,355
    Retirement of Common Stock                         (23,526)          (14,966)              ---
    Stock Option Exercises                               6,727               561               262
                                                  ------------      ------------      ------------
  Balance at End of Period                             130,413           147,212           161,617
                                                  ------------      ------------      ------------

RETAINED EARNINGS
  Balance at Beginning of Period                        92,004            54,615            21,820
    Dividends to Shareholders                           (4,362)           (4,410)           (1,149)
    Net Earnings                                        56,533            41,799            33,944
                                                  ------------      ------------      ------------
  Balance at End of Period                             144,175            92,004            54,615
                                                  ------------      ------------      ------------

TOTAL STOCKHOLDERS' EQUITY                        $    274,803      $    239,436      $    216,462
                                                  ============      ============      ============

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

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $2.1 million at both March 31, 1998 and 1997. The Company has no significant credit risk concentration among its diversified customer base.

     Notes receivable at March 31, 1998 are collectible primarily over three years. The weighted average interest rate at March 31, 1998 and 1997 was 8.6% and 9.1%, respectively.

INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                                             March 31
                                                       ----------------------
                                                         1998          1997
                                                       ----------------------
Raw Materials and Materials-in-Progress                $ 8,478        $ 8,448
Finished Cement                                          5,169          5,170
Aggregates                                               1,830          2,088
Gypsum Wallboard                                         2,020          1,932
Repair Parts and Supplies                               14,121         13,241
Fuel and Coal                                              919            603
                                                       ----------------------
                                                       $32,537        $31,482
                                                       ======================

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:


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

STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized below:


                                                        For the Years Ended March 31,
                                                       ------------------------------
                                                         1998       1997       1996
                                                       --------   --------   --------
Operating Units Selling, General and Administrative    $ 15,979   $ 12,808   $ 11,442
Corporate General & Administrative                        3,825      3,904      2,498
                                                       --------   --------   --------
                                                       $ 19,804   $ 16,712   $ 13,940
                                                       ========   ========   ========


     Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $28.9 million, $26.2 million and $23.8 million in the years ended March 31, 1998, 1997 and 1996, respectively, for maintenance and repairs.

     Other net revenues include clinker sales income, lease and rental income, asset sale income, non-inventoried aggregates sales income, and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.


STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

All cash equivalents have original maturities of three months or less.

     Interest payments made during the years ended March 31, 1998, 1997 and 1996 were $0.1 million, $0.2 million and $1.3 million, respectively.

     Net payments made for federal and state income taxes during the years ended March 31, 1998, 1997 and 1996 were $26.4 million, $17.9 million and $9.8 million, respectively. Included therein are receipts from the Company's former parent, Centex Corporation, of $2.9 million during the year ended March 31, 1996.


EMPLOYEE BENEFIT PLANS

Certain of the Company's hourly employees are covered by defined benefit plans. At April 1, 1997, the Company's pro rata share of the projected benefit obligation (assuming a 7 1/4% discount rate) was $3.7 million. The market value of assets available to pay these obligations at April 1, 1997, was $3.8 million.

     In addition, certain salaried employees are covered by the Company's Profit Sharing and Retirement plan. The expenses for each period were as follows:


                                                        For the Years Ended March 31,
                                                       ------------------------------
                                                         1998       1997       1996
                                                       --------   --------   --------
Defined Benefit Plans                                  $    227   $    219   $    176
Defined Contribution Plan                              $  1,224   $  1,053   $  1,038

     Statement of Financial Accounting Standard No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," specifies certain required methods of accounting for postretirement benefits other than pensions. This pronouncement has no impact on the Company's financial statements as the Company has no other postretirement obligations.

EARNINGS PER SHARE

In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). This statement establishes new standards for computing and presenting earnings per share (EPS). SFAS No. 128 replaces the presentation of primary EPS previously prescribed by Accounting Principles Board Opinion No. 15 (APB No. 15) with a presentation of basic EPS which is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.

     SFAS No. 128 also requires dual presentation of basic and diluted EPS. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB No. 15. The Company adopted SFAS No. 128 in fiscal 1998, and prior year basic and diluted EPS have been restated to facilitate comparison between the years.

     Basic earnings per common share is based on the weighted average number of common shares outstanding in 1998, 1997 and 1996 of 21,895,312, 22,148,222 and
22,969,643, respectively. Diluted earnings per common share is based on the weighted average number of common shares outstanding and share equivalents outstanding, assuming dilution from issued and unexercised stock options outstanding, of 22,062,654, 22,174,222 and 23,023,323 in 1998, 1997 and 1996,
respectively.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Generally, no expense is recognized related to the Company's stock options because the option's exercise price is set at the stock's fair market value on the date the option is granted.

     Effective April 1, 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), by making the required note disclosures (see Note G). Accordingly, adoption of this new standard has no impact on the Company's reported financial position or operating results.

ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt this statement in its fiscal year ending March 31, 1999 and does not expect adoption of the statement to have a material effect on the presentation of its financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," (SFAS No. 131) which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting, requires companies to selectively report quarterly segment information and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The Company will adopt this statement in its fiscal year ending March 31, 1999 and does not expect adoption of the statement to have a material effect on the presentation of its financial statements.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to be consistent with the 1998 presentation.

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized below:

                                                    March 31,
                                             -----------------------
                                               1998           1997
                                             -----------------------
Land and Quarries                            $ 33,363       $ 37,420
Plants                                        289,886        284,158
Buildings, Machinery and Equipment             43,104         41,831
                                             -----------------------
                                              366,353        363,409
Accumulated Depreciation                     (153,444)      (139,033)
                                             -----------------------
                                             $212,909       $224,376
                                             =======================

     In December 1997, The Company recorded a $2.3 million asset write down provision resulting from the Albuquerque plant upgrade project.

(C) INDEBTEDNESS

SHORT-TERM DEBT

     Short-term debt is set forth below:

                                                    March 31,
                                             -----------------------
                                               1998           1997
                                             -----------------------
Bank Line of Credit, with Interest at
  Prevailing Rates, Due February 1998,
  Unsecured                                  $   0          $2,000

     On August 31, 1997, the $10,000,000 uncommitted unsecured line of credit (the "Line") from a bank was terminated. The Line was utilized for short-term working capital needs. Borrowings under the Line bore interest at prevailing market rates. The weighted average interest rate on outstanding borrowings during fiscal 1998 and 1997 was 6.1% and 5.9%, respectively.

LONG-TERM DEBT

Long-term debt is set forth below:

                                                                   March 31,
                                                            -----------------------
                                                              1998          1997
                                                            -----------------------
Property Note, Interest at 7%, Due March 2005, Secured      $  560         $  640
  Less Current Maturities                                      (80)           (80)
                                                            -----------------------
                                                            $  480         $  560
                                                            =======================

CREDIT FACILITY

In April 1994, the Company established a $65 million unsecured long-term revolving credit line (the "Bank Revolver"). Borrowings under the Bank Revolver bear interest, at the option of the Company, at (i) a Eurodollar-based rate that varies depending on the Company's ratio of total indebtedness to total capitalization (the "Debt-to-Capital Ratio") or (ii) the greater of the bank's base rate or the federal funds rate plus 1/2%. Under the Bank Revolver, the Company is obligated to pay certain fees, including an annual commitment fee on the unused portion of the commitment. The Bank Revolver contains certain customary restrictive covenants (including restrictions on the consummation of mergers or asset sales, the payment of dividends, the creation of liens and the incurrence of additional indebtedness) and requires the Company to maintain or meet certain financial ratios or tests. Among other things, the Bank Revolver requires the Company to maintain a minimum ratio of earnings before interest and taxes to interest and not to exceed a maximum Debt-to-Capital Ratio and to meet a minimum tangible net worth test. The Company was in compliance with such financial ratios and tests at March 31, 1998, and throughout the fiscal year then ended. During fiscal 1996, the Bank Revolver was amended to lower the maximum borrowing capacity to $35 million, reduce the annual commitment fee, create a new lower interest rate bracket, and extend the commitment four years to expire on March 31, 2001. On March 20, 1998, the Bank Revolver was amended to allow additional unsecured indebtedness not to exceed $20 million and removal of the limitation on the amount of repurchases of the Company's capital stock. The Company had no borrowings outstanding under the Bank Revolver as of March 31, 1998 or 1997.

(D) INCOME TAXES

The provision for income taxes includes the following components:

                                                  For the Years Ended March 31,
                                             ---------------------------------------
                                                1998           1997           1996
                                             ---------------------------------------
Current Provision (Benefit)
     Federal                                 $  25,701      $  16,799      $  12,174
     State                                       2,684          1,317         (1,453)
                                             ---------      ---------      ---------
                                                28,385         18,116         10,721
                                             ---------      ---------      ---------
Deferred Provision
     Federal                                     2,185          3,038          4,012
     State                                       1,230          1,453          3,627
                                             ---------      ---------      ---------
                                                 3,415          4,491          7,639
                                             ---------      ---------      ---------
Provision for Income Taxes                   $  31,800      $  22,607      $  18,360
                                             =========      =========      =========

     The effective tax rates vary from the federal statutory rates due to the following items:

                                                      For the Years Ended March 31,
                                                 ---------------------------------------
                                                    1998           1997           1996
                                                 ---------------------------------------
Earnings Before Income Taxes                     $  88,333      $  64,406      $  52,304
                                                 =========      =========      =========
Income Taxes at Statutory Rate                   $  30,917      $  22,542      $  18,306
Increases (Decreases) in Tax Resulting from --
     State Income Taxes, net                         2,526          1,800          1,414
     Statutory Depletion in Excess of Cost          (2,225)        (1,957)        (1,588)
     Other                                             582            222            228
                                                 ---------      ---------      ---------
Provision for Income Taxes                       $  31,800      $  22,607      $  18,360
                                                 =========      =========      =========
Effective Tax Rate                                      36%            35%            35%

     The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

                                                  For the Years Ended March 31,
                                             ---------------------------------------
                                                1998           1997           1996
                                             ---------------------------------------
Excess Tax Depreciation and Amortization     $   6,544      $   5,048      $   5,653
Bad Debts                                          (29)          (162)           269
Uniform Capitalization                              36           (151)            76
Accrual Changes                                 (3,611)          (425)           685
Other                                              475            181            956
                                             ---------      ---------      ---------
                                             $   3,415      $   4,491      $   7,639
                                             =========      =========      =========

   Components of deferred income taxes are as follows:

                                                              March 31,
                                                     ----------------------------
                                                      1998                  1997
                                                     ----------------------------
Items Giving Rise to Deferred Taxes
   Excess Tax Depreciation and Amortization          $25,550              $19,006
   Other                                               4,437                3,962
                                                     ----------------------------
                                                      29,987               22,968
                                                     ----------------------------

Items Giving Rise to Prepaid Taxes
   Accrual Changes                                    (6,886)              (3,275)
   Bad Debts                                            (723)                (694)
   Uniform Capitalization                               (128)                (164)
                                                     ----------------------------
                                                      (7,737)              (4,133)
                                                     ----------------------------
Net Deferred Income Tax Liability                    $22,250              $18,835
                                                     ============================

[E] BUSINESS SEGMENTS

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

     Demand for the Company's products are derived primarily from residential construction, commercial and industrial construction and public (infrastructure) construction which are highly cyclical and are influenced by prevailing economic conditions including interest rates and availability of public funds. Due to the low value-to-weight ratio of cement, concrete and aggregates, these industries are largely regional and local with demand tied to local economic factors that may fluctuate more widely than those of the nation as a whole.

     The Company operates four cement plants, eleven cement distribution terminals, three gypsum wallboard plants, four gypsum wallboard reload centers, a gypsum wallboard distribution center, ten readymix concrete batch plant locations, and two aggregate processing plant locations. The principal markets for the Company's cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard is distributed throughout the continental United States. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

     The following table sets forth certain financial information relating to the Company's operations by segment:

                                                        For the Years Ended March 31,
                                                  ------------------------------------------
                                                     1998            1997            1996
                                                  ------------------------------------------
Revenues
  Cement                                          $  140,326      $  133,348      $  125,705
  Gypsum Wallboard                                   118,718          72,184          58,343
  Concrete and Aggregates                             42,004          36,809          39,902
  Other, net                                           1,939           1,823           2,782
                                                  ----------      ----------      ----------
                                                     302,987         244,164         226,732
  Less Intersegment Sales                             (5,665)         (4,784)         (4,138)
                                                  ----------      ----------      ----------
                                                  $  297,322      $  239,380      $  222,594
                                                  ==========      ==========      ==========

Segment Operating Earnings
  Cement                                          $   48,081      $   39,797      $   35,331
  Gypsum Wallboard                                    35,813          20,565          11,934
  Concrete and Aggregates                              4,503           4,768           5,558
  Other, net                                           1,939           1,823           2,782
                                                  ----------      ----------      ----------
                                                  $   90,336      $   66,953      $   55,605
                                                  ==========      ==========      ==========

Identifiable Assets
  Cement                                          $  141,462      $  141,622      $  145,969
  Gypsum Wallboard                                   123,997         125,490          67,516
  Concrete and Aggregates                             22,922          28,939          28,749
  Corporate and Other                                 62,731           9,586          27,341
                                                  ----------      ----------      ----------
                                                  $  351,112      $  305,637      $  269,575
                                                  ==========      ==========      ==========

Capital Expenditures
  Cement                                          $    3,513      $    2,915      $   13,082
  Gypsum Wallboard                                     7,982             758             889
  Concrete and Aggregates                              2,027           2,602           1,746
  Corporate and Other                                     27              40              43
                                                  ----------      ----------      ----------
                                                  $   13,549      $    6,315      $   15,760
                                                  ==========      ==========      ==========

Depreciation, Depletion and Amortization
  Cement                                          $    7,860      $    7,938      $    7,778
  Gypsum Wallboard                                     5,552           3,331           2,908
  Concrete and Aggregates                              2,194           2,225           2,871
  Corporate and Other                                    274             258             234
                                                  ----------      ----------      ----------
                                                  $   15,880      $   13,752      $   13,791
                                                  ==========      ==========      ==========

     Segment operating earnings represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets.

(F) COMMITMENTS AND CONTINGENCIES

The Company, in the ordinary course of business, has various litigation, commitments and contingencies. Management believes that none of the litigation in which it or any subsidiary is involved, if finally determined unfavorably to the Company, would have a material adverse effect on the consolidated financial condition or results of operations of the Company.

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

     The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for the fiscal years 1998, 1997, and 1996 totaled $3.0 million, $2.3 million and $1.9 million, respectively. Minimum annual rental commitments as of March 31, 1998, under noncancelable leases are set forth as follows:

Fiscal Year                                                               Total
--------------------------------------------------------------------------------
1999                                                                      $1,542
2000                                                                      $1,479
2001                                                                      $1,069
2002                                                                      $  853
2003                                                                      $  761
Thereafter                                                                $3,281

(G) STOCK OPTION PLAN

The Company has a stock option plan for certain directors, officers and key employees of the Company, the 1994 Stock Option Plan ("1994 Plan"). The 1994 Plan provides for a total of 2,000,000 shares to be reserved for issuance. The exercise price of option grants under the 1994 Plan may not be less than the fair market value at the date of grant. Option periods and exercise dates may vary within a maximum period of 10 years. The options are performance-based options and will vest on the achievement of specific financial goals of the Company. Failure to meet the specified goals will delay vesting until the end of the 10-year period. The Company records proceeds from the exercise of options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of grant. A summary of the activity of the 1994 Plan is presented below.

                                                                      For the Years Ended March 31,
                                           -----------------------------------------------------------------------------------
                                                      1998                         1997                         1996
                                           -------------------------    -------------------------    -------------------------
                                            Number    Weighted Avg.      Number    Weighted Avg.      Number    Weighted Avg.
                                           of Shares  Exercise Price    of Shares  Exercise Price    of Shares  Exercise Price
                                           ---------  --------------    ---------  --------------    ---------  --------------
Outstanding Options
  at Beginning of Year                       736,950     $12.25           742,600     $12.12           768,300     $12.19
Granted                                        6,300     $24.73            72,500     $14.00            30,000     $13.00
Exercised                                   (378,438)    $12.08           (43,410)    $12.93           (18,700)    $14.00
Forfeited/Expired                             (2,113)    $12.00           (34,740)    $12.36           (37,000)    $13.38
                                           ---------                     --------                     --------
Outstanding Options at End of Year           362,699     $12.64           736,950     $12.25           742,600     $12.12
                                           =========                     ========                     ========
Options Exercisable at End of Year           356,399                      552,347                      305,330
                                           =========                     ========                     ========
Weighted Average Fair Value of
  Options Granted during the Year          $   13.58                     $   3.96                     $   3.56

     The following table summarizes information about stock options outstanding at March 31, 1998:

                                 Options Outstanding                       Options Exercisable
                       ------------------------------------------      ----------------------------
                                       Wtd. Avg.        Weighted                         Weighted
                        Number of      Remaining         Average        Number of         Average
Range of                 Shares       Contractual        Exercise        Shares           Exercise
Exercise Prices        Outstanding       Life             Price        Outstanding         Price
---------------------------------------------------------------------------------------------------
$12.00 to $14.00        356,399        6.7 years        $   12.43         356,399        $   12.43
$22.25 to $29.69          6,300        9.4 years        $   24.73              --               --
                        -------                                           -------
                        362,699        6.8 years        $   12.64         356,399        $   12.43
                        =======                                           =======

     Options available for future grants were 1,196,753 at March 31, 1998.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for options issued under the 1994 Plan. Had compensation cost for options issued under the 1994 Plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, proforma net earnings would have been $56,462, $41,754 and $33,934 for the fiscal years ended March 31, 1998, 1997 and 1996, respectively. Basic and diluted earnings per share would remain unchanged.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                            For the Years Ended March 31,
                                        -------------------------------------
                                          1998           1997           1996
                                        -------------------------------------
Expected Volatility                       36.1%          39.2%          39.2%
Risk-Free Interest Rate                    6.4%           6.7%           6.1%
Dividend Yield                              .8%           1.4%           1.5%
Expected Life (Years)                       10             10             10

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's notes payable and long-term debt are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the Company's notes payable and long-term debt approximates fair value.

     All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) INITIAL PUBLIC OFFERING

On April 19, 1994 ("Closing Date") the Company completed the sale of 11,730,000 shares or 51% of its common stock through an IPO. Prior to that time, the Company was a wholly owned subsidiary of Centex Corporation ("Centex"). The stock sales price was $14.00 per share and net proceeds received, after commissions and offering expenses, were $153.7 million. On the Closing Date, the Company paid a dividend of $162.6 million to its parent, Centex Corporation.

     The Company entered into certain agreements with Centex on the Closing Date to define the Company's ongoing relationship with Centex. The major agreements are:

     Indemnification Agreement: The Company and Centex entered into an Indemnification Agreement, pursuant to which the Company and Centex agreed generally to indemnify each other against substantially all liabilities relating to the businesses of the Company and its subsidiaries as they had been and will be conducted, including environmental liabilities.

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

     Administrative Services: Centex Service Company ("CSC"), a subsidiary of Centex, will provide the Company with employee benefit administration, public/investor relations and certain other services. The Administrative Services Agreement will expire on March 31, 1999, unless terminated earlier at the option of the Company. The Company pays to CSC a fee of $7,916 per month, subject to annual adjustment, for such services. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.


(J) ACQUISITIONS

The Company acquired all of the Common Units of Centex Eagle Gypsum Company, LLC, a limited liability company, owned by Eagle Gypsum Products and National Energy System, Inc. on February 26, 1997 for a total purchase price of $52.0 million plus $4.0 million of net working capital. The operations of Centex Eagle Gypsum Company, LLC consist of a gypsum wallboard manufacturing facility, a gypsum mine, and a cogeneration power facility, all located in Eagle County, Colorado.

     The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The purchase price was allocated as follows; $52.0 million to property and equipment and $4.0 million to various components of net working capital. The results of operations of Centex Eagle Gypsum Company, LLC have been included in the Company's financial statements since the date of acquisition.

Centex Construction Products, Inc. and Subsidiaries

REPORT OF INDEPENDENT
PUBLIC ACCOUNTANTS



To the Stockholders and Board of Directors of Centex Construction Products,
Inc.:

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centex Construction Products, Inc. and subsidiaries as of March 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1998, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP


Dallas, Texas,
  May 4, 1998

Centex Construction Products, Inc. and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION



FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

Benefitting from increased sales volume in each of its product lines and higher cement and gypsum wallboard operating margins, Centex Construction Products, Inc. reported the highest net earnings in its history for fiscal 1998.

     During fiscal 1998, consolidated revenues increased 24% to $297.3 million from $239.4 million in fiscal 1997. A combination of increased sales volume in all segments along with higher cement and gypsum wallboard sales prices generated the revenue gain. Operating earnings of $90.3 million increased 35% over fiscal 1997 operating earnings of $67.0 million primarily due to increased sales volumes and higher margins in the Cement and Gypsum Wallboard segments. Net interest income was $1.8 million in fiscal 1998 compared to $1.4 million in fiscal 1997 due to higher average investment cash balances this fiscal year. The Company's effective tax rate in fiscal 1998 was 36%, one percent higher than fiscal 1997 due to increased state income taxes. As a result of the foregoing, net earnings increased 35% to $56.5 million in fiscal 1998 from $41.8 million in fiscal 1997. Diluted earnings per share for fiscal 1998 increased 36% to $2.56 compared to $1.89 for fiscal 1997. Diluted earnings per share for fiscal 1998 increased more than net earnings as a result of fewer average shares outstanding in fiscal 1998.

     The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                                            Gypsum
                                     Cement                Wallboard               Concrete                Aggregates
                                     (Ton)                   (MSF)               (Cubic Yard)                 (Ton)
                              ------------------     -------------------     -------------------     --------------------
                                1998       1997        1998        1997        1998        1997        1998         1997
                              -------------------------------------------------------------------------------------------
Sales Volume (Thousands)        2,153      2,095       1,089         726         672         603       2,592        2,073
Average Net Sales Price       $ 65.19    $ 63.66     $109.01     $ 99.39     $ 47.33     $ 46.86     $  3.93      $  4.13
Operating Margin              $ 22.34    $ 19.00     $ 32.88     $ 28.32     $  5.12     $  6.36     $  0.41      $  0.45


     Cement. Cement revenues for the fiscal year ended March 31, 1998 were $140.3 million, 5% higher than $133.3 million for the prior fiscal year. Segment operating earnings increased 21% to $48.1 million from $39.8 million last fiscal year mainly due to an increase in sales volume and unit operating margins to $22.34 per ton, an 18% improvement over last year's margin of $19.00 per ton. Sales volume of 2.15 million tons was 58,000 tons higher than last fiscal year's record high sales volume due to strong sales in the Texas and Illinois markets. All plants operated at capacity and were again "sold out". The Company purchased 129,000 tons of cement this year, down 56,000 tons from last year, to supplement its fiscal 1998 manufactured cement shipments. Strong construction activity in the regions served by the Company resulted in price realizations increasing
2 1/2% to $65.19 per ton. Cement unit costs were 4% lower than the prior year primarily due to a reduction in manufacturing cost and the cost impact of replacing 56,000 tons of more expensive purchased cement with lower costing manufactured cement.

     Gypsum Wallboard. Gypsum Wallboard revenues increased 64% during fiscal 1998 to $118.7 million from $72.2 million in fiscal year 1997. As a result of increased sales volume and improved operating margins, segment operating earnings totaled $35.8 million for fiscal 1998, a 74% improvement over $20.6 million in fiscal 1997. Operating margins increased 16% to $32.88 per thousand square feet ("MSF") over $28.32 per MSF last year primarily due to higher average sales prices. Gypsum wallboard average sales prices increased $9.62 per MSF or 10% in fiscal 1998 to $109.01 per MSF as a result of record high industry consumption. Gypsum wallboard sales volume of 1,089 million square feet ("MMSF") for fiscal 1998 increased 50% over fiscal 1997 primarily due to sales volume from the Eagle Gypsum plant acquired in the fourth quarter of fiscal 1997. The Company's wallboard plants operated at capacity during the fiscal year. Unit costs increased 7% in fiscal 1998 from $71.07 per MSF last fiscal year due to the combination of higher Eagle plant production cost and the $2.3 million asset write down provision resulting from the Albuquerque plant upgrade project.

     Concrete and Aggregates. Concrete and Aggregates revenues of $42.0 million in fiscal year 1998 were 14% higher than fiscal 1997 revenues of $36.8 million. Segment operating earnings of $4.5 million in fiscal 1998 declined 6% from $4.8 million in the prior fiscal year mainly due to a decline in concrete operating earnings. Concrete operating earnings of $3.4 million in fiscal 1998 were 10% below last fiscal year's earnings due to lower operating margins offsetting higher sales volume. Concrete sales volume of 672,000 cubic yards in fiscal 1998 increased 11% over fiscal 1997 due to a large contract job in the northern California market and a strong commercial construction market in Austin, Texas. Higher concrete net sales prices were negated by increased materials and operating costs. Aggregates operating earnings of $1.1 million for fiscal 1998 increased 13% from fiscal 1997 due to higher sales volume being partially offset by lower operating margins. Aggregates sales volume of 2.6 million tons increased 25% from 2.1 million tons in fiscal 1997 mostly due to higher highway road base sales in the Texas and northern California markets. Product mix caused unit costs to decrease 4% in fiscal 1998.

     Other Income. Other income of $1.9 million during fiscal 1998 increased $116,000 over fiscal year 1997 primarily due to a $250,000 increase in clinker sales income.

     Interest Income. Net interest income of $1.8 million for fiscal year 1998 increased $465,000 over last fiscal year due to higher average investment cash balances this year.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Increased gypsum wallboard shipments and higher net pricing in all product segments resulted in Centex Construction Products, Inc. reporting the highest net earnings in its history in fiscal 1997.

     During fiscal 1997, consolidated revenues increased 8% to $239.4 million from $222.6 million in fiscal 1996. A combination of increased gypsum wallboard sales volume along with higher cement and gypsum wallboard sales prices generated the majority of the revenue gain. Operating earnings of $67.0 million increased 20% over fiscal 1996 operating earnings of $55.6 million primarily due to improved margins in the Cement and Gypsum Wallboard segments. Corporate general and administrative expenses were $1.4 million higher than prior year's expenses of $2.5 million mainly due to additional performance incentive accruals. Net interest income was $1.4 million in fiscal 1997 compared to $803,000 of net interest expense in fiscal 1996 due to the pay down of the Company's revolving credit line last fiscal year. The Company's effective tax rate in fiscal 1997 was 35%, the same as fiscal 1996. As a result of the foregoing, net earnings increased 23% to $41.8 million in fiscal 1997 from $33.9 million in fiscal 1996. Diluted earnings per share for fiscal 1997 increased 29% to $1.89 compared to $1.47 for fiscal 1996. Diluted earnings per share for fiscal 1997 increased more than net earnings due to fewer average shares outstanding in fiscal 1997.

     The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:



                                                           Gypsum
                                     Cement               Wallboard              Concrete            Aggregates
                                     (Ton)                  (MSF)              (Cubic Yard)            (Ton)
                            --------------------      -----------------      -----------------    ----------------
                                1997       1996        1997       1996        1997       1996      1997       1996
                            --------------------------------------------------------------------------------------

Sales Volume (Thousands)       2,095      2,092       726          661         603        629      2,073      2,801

Average Net Sales Price      $ 63.66    $ 60.99   $ 99.39      $ 88.21     $ 46.86    $ 45.62    $  4.13    $  4.01

Operating Margin             $ 19.00    $ 16.89   $ 28.32      $ 18.04     $  6.36    $  7.01    $  0.45    $  0.41


     Cement. Cement revenues for the fiscal year ended March 31, 1997 were $133.3 million, 6% higher than $125.7 million for the prior fiscal year. Segment operating earnings increased 13% to $39.8 million from $35.3 million last fiscal year due to unit operating margins increasing 13% over last year's margin of $16.89 per ton. Strong construction activity in the regions served by the Company resulted in a 6% increase in price realizations. Sales volume of 2.1 million tons was 3,000 tons higher than last fiscal year's sales volume. All plants operated at capacity and were again "sold out". The Company purchased 185,000 tons of cement, the same as last year, to supplement its fiscal 1997 manufactured cement shipments. Cement unit costs were 3% higher than the prior year primarily due to increased maintenance cost.

     Gypsum Wallboard. Gypsum Wallboard revenues increased 24% during fiscal 1997 to $72.2 million from $58.3 million in fiscal year 1996. Segment operating earnings totaled $20.6 million for fiscal year 1997, a 72% improvement over $11.9 million in fiscal 1996. Unit operating margins increased 57% to $28.32 per thousand square feet ("MSF") over $18.04 per MSF last year primarily due to increased sales prices. Gypsum wallboard average sales prices increased $11.18 per MSF in fiscal 1997 to $99.39 per MSF as a result of record high industry consumption. Gypsum wallboard sales volume of 726 million square feet ("MMSF") for fiscal year 1997 increased 10% over fiscal 1996 primarily due to one month of sales volume from the recently acquired Eagle Gypsum plant. Both of the Company's existing wallboard plants operated at capacity during the fiscal year. Unit costs increased one percent from $70.17 per MSF in fiscal 1996 as a result of increased maintenance cost at the Albuquerque plant and higher overhead costs being partially offset by a 15% decrease in paper cost.

     Concrete and Aggregates. Concrete and Aggregates revenues of $36.8 million in fiscal year 1997 were 8% lower than fiscal 1996 revenues of $39.9 million. Segment operating earnings of $4.8 million in fiscal 1997 decreased 14% from $5.6 million in the prior fiscal year. Concrete operating earnings of $3.8 million in fiscal 1997 were 13% lower than last fiscal year's earnings due to decreased sales volume and lower operating margins. Concrete sales volume of 603,000 cubic yards in fiscal 1997 decreased 4% over fiscal 1996 due to a 6% decline in sales in the Texas market. Increased concrete net sales prices were negated by higher production and materials costs. Aggregates operating earnings of $933,000 for fiscal 1997 declined 19% from fiscal 1996 due to lower sales volume being partially offset by higher operating margins. Aggregates sales volume of 2.1 million tons decreased 26% from 2.8 million tons in fiscal 1996 mostly due from the sale in fiscal 1996 of a north Texas sand and gravel operation. Unit costs increased 5% in fiscal 1997 as a result of increased production cost.

     Other Income. Other income of $1.8 million during fiscal 1997 decreased $959,000 from fiscal year 1996 primarily due to a $783,000 gain realized on two asset sales last year along with less trucking and clinker sales income this year.


LIQUIDITY AND CAPITAL RESOURCES

Each of the Company's business segments operates in capital-intensive industries. The Company at March 31, 1998 is virtually debt-free, has a cash balance of $62 million, and has a $35 million unsecured revolving credit facility in place to finance its working capital and capital expenditures needs.

     Working capital at March 31, 1998 was $77.7 million, an increase of $49.5 million from March 31, 1997, principally due to a $57.3 million increase in cash. During fiscal year 1998 the Company approved three expansion projects; a $16 million plant upgrade at its Albuquerque gypsum wallboard plant that increases annual plant capacity by 60 MMSF and accommodates 54" board production; an $18 million expansion of the Company's recently acquired Eagle gypsum wallboard plant in Gypsum, Colorado that will add 240 MMSF to the plant's current annual capacity; and a $20 million expansion of the 50% owned LaSalle, Illinois cement plant that will increase its annual clinker capacity by 100,000 tons and add a new 4,000 horsepower finish mill. The projects will be completed at various times between late calendar 1998 and late calendar 1999. Capital expenditures for fiscal 1998 were $13.1 million compared to $5.9 million in fiscal 1997. The higher capital spending in fiscal 1998 was primarily due to the commencement of the Albuquerque plant upgrade project. Based on its financial condition and low debt levels at March 31, 1998, the Company believes that its internally generated cash flow coupled with funds available under its credit facility will enable the Company to provide adequately for its current operations and future growth.


STOCK REPURCHASE PROGRAM

The Company's Board of Directors has approved the repurchase of up to three million shares of the Company's common stock. The Company repurchased a total of 836,834 shares during fiscal 1998, 1,038,100 shares in fiscal 1997, zero shares in fiscal 1996, and 40,196 shares in fiscal 1995. Since the fiscal 1998 and 1997 stock repurchases did not include purchasing a proportionate amount of stock from its former parent, Centex Corporation, Centex's ownership interest in the Company at March 31, 1998 has increased to approximately 55.6%.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose 1.7% in calendar 1997, 3.3% in 1996, and 2.9% in 1995. Prices of materials and services, with the exception of wallboard paper, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The impact of inflation on income from operations has been a factor along with increasing sales prices due to full or near full utilization of industry capacity during the three years ended March 31, 1998 have enabled the Company to increase per unit profit margins for its products (other than concrete and aggregates) in each successive year.

YEAR 2000

The Company has conducted an assessment of the potential impact of the Year 2000 problem on its computer applications, operating software and hardware. Based upon the results of this assessment, management believes the Company does not have a Year 2000 problem with its financial and management information processing systems. The Company is continuing on an ongoing basis to examine other equipment that could be affected by the Year 2000 problem to determine any noncompliance and to effect changes to such equipment to make it compliant. Costs of these efforts are not significant and will be expensed. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance. However, the Company does not currently have any information concerning the Year 2000 compliance status of its suppliers and customers. In the event that any of the Company's significant suppliers or customers does not successfully and timely achieve Year 2000 compliance, the Company's business or operations could be adversely affected.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Certain sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on current expectations, estimates and projections concerning the general state of the economy and the industry and market conditions in certain geographic locations in which the Company operates. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no guarantees of future performance and they involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual results and outcomes may differ materially from what is expressed or forecasted in such forward-looking statements.

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

Centex Construction Products, Inc. and Subsidiaries

QUARTERLY RESULTS



(Dollars in thousands, except per share data) (Unaudited)


                                                                                             March 31,
                                                                                     ------------------------
                                                                                       1998            1997
                                                                                     --------        --------
F I R S T   Q U A R T E R
   Revenues                                                                          $77,954         $61,058
   Earnings Before Income Taxes                                                      $23,406         $15,198
   Net Earnings                                                                      $15,097         $ 9,863
   Diluted Earnings Per Share                                                        $  0.68         $  0.44

S E C O N D   Q U A R T E R
   Revenues                                                                          $83,412         $65,538
   Earnings Before Income Taxes                                                      $27,705         $20,052
   Net Earnings                                                                      $17,770         $13,014
   Diluted Earnings Per Share                                                        $  0.80         $  0.59


T H I R D   Q U A R T E R
   Revenues                                                                          $70,510         $59,117
   Earnings Before Income Taxes                                                      $20,699         $17,291
   Net Earnings                                                                      $13,235         $11,222
   Diluted Earnings Per Share                                                        $  0.60         $  0.51


F O U R T H   Q U A R T E R
   Revenues                                                                          $65,446         $53,667
   Earnings Before Income Taxes                                                      $16,523         $11,865
   Net Earnings                                                                      $10,431         $ 7,700
   Diluted Earnings Per Share                                                        $  0.48         $  0.35

Centex Construction Products, Inc. and Subsidiaries

SUMMARY OF SELECTED FINANCIAL DATA


(Dollars in thousands, except per share data)(Unaudited)


                                           For the Years Ended March 31,
                                    --------------------------------------------
                                      1998        1997        1996        1995
                                    --------    --------    --------    --------
Revenues                            $297,322    $239,380    $222,594    $194,313

Net Earnings                        $ 56,533    $ 41,799    $ 33,944    $ 21,820

Total Assets                        $351,112    $305,637    $269,575    $250,103

Total Long-term Debt                $    560    $    640    $    720    $ 24,500

Total Debt                          $    560    $  2,640    $    720    $ 24,500

Deferred Income Taxes               $ 22,250    $ 18,835    $ 14,344    $  6,705

Stockholders' Equity                $274,803    $239,436    $216,462    $183,405

Total Debt as a Percent of Total
   Capitalization (Total Debt,
   Deferred Income Taxes and
   Stockholders' Equity)                 0.2%        1.0%        0.3%       11.4%

Net Earnings as a Percent of
   Beginning Stockholders' Equity       23.6%       19.3%       18.5%       12.8%

Per Common Share -
   Diluted Net Earnings(1)          $   2.56    $   1.89    $   1.47    $   0.95
   Cash Dividends(2)                $   0.20    $   0.20    $   0.05          --
   Book Value Based on Shares
     Outstanding at Year End(1)     $  12.77    $  10.89    $   9.42    $   7.99

Stock Prices(1)
   High                             $     39    $     20    $ 15 1/2    $ 14 3/8
   Low                              $     18    $ 12 1/2    $ 11 3/8    $  8 7/8


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

Centex Construction Products, Inc. and Subsidiaries

SUMMARY OF SELECTED FINANCIAL DATA


(Dollars in thousands, except per share data)(Unaudited)


                                                       For the Years Ended March 31,
                                    --------------------------------------------------------------------
                                      1994        1993        1992        1991        1990        1989
                                    --------    --------    --------    --------    --------    --------
Revenues                            $166,826    $136,526    $129,832    $142,188    $126,358    $121,211

Net Earnings                        $ 10,240    $  3,112    $    713    $  1,118    $  3,911    $  5,015

Total Assets                        $257,315    $258,994    $267,303    $267,654    $238,817    $225,797

Total Long-term Debt                $ 15,585    $ 34,519    $ 37,713    $ 47,094    $ 24,085    $ 24,937

Total Debt                          $ 16,200    $ 38,943    $ 49,308    $ 52,322    $ 28,521    $ 28,086

Deferred Income Taxes               $ 37,925    $ 36,224    $ 35,881    $ 31,553    $ 31,977    $ 29,326

Stockholders' Equity                $170,839    $160,599    $157,487    $156,774    $155,656    $151,745

Total Debt as a Percent of Total
   Capitalization (Total Debt,
   Deferred Income Taxes and
   Stockholders' Equity)                 7.2%       16.5%       20.3%       21.7%       13.2%       13.4%

Net Earnings as a Percent of
   Beginning Stockholders' Equity        6.4%        2.0%        0.5%        0.7%        2.6%        3.4%

Per Common Share -
   Diluted Net Earnings(1)          $   0.45    $   0.14    $   0.03    $   0.05    $   0.17    $   0.22
   Cash Dividends(2)                      --          --          --          --          --          --
   Book Value Based on Shares
     Outstanding at Year End(1)     $   7.43    $   6.98    $   6.85    $   6.82    $   6.77    $   6.60

Stock Prices(1)
   High                                   --          --          --          --          --          --
   Low                                    --          --          --          --          --          --


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

                                              [PHOTOGRAPH OF THREE MEN STANDING]

                                                Corporate officers, from left:
                                            Steve Rowley, Art Zunker, Dave House

BOARD OF DIRECTORS
Robert L. Clarke (2,3)
Partner
Bracewell & Patterson, L.L.P.

O.G. Dagnan (1)
Chairman and
Chief Executive Officer

Laurence E. Hirsch (1,2,4)
Chairman and
Chief Executive Officer,
Centex Corporation

David W. Quinn (1,4)
Vice Chairman,
Centex Corporation

Harold K. Work (2,3)
President, Elk Corporation
Chairman, President and CEO,
Elcor Corporation

(Numbers in parentheses indicate Board
Committees)

(1) Executive Committee

(2) Compensation Committee

(3) Audit Committee

(4) Stock Option Committee

CENTEX CONSTRUCTION
PRODUCTS, INC.

O.G. Dagnan
Chairman and
Chief Executive Officer

Richard D. Jones, Jr.
President and
Chief Operating Officer

H.D. House
Executive Vice President-Gypsum

Steven R. Rowley
Executive Vice President-Cement

Arthur R. Zunker, Jr.
Senior Vice President-Finance,
Treasurer and
Chief Financial Officer

Rodney E. Cummickel
Vice President

Walter W. Rowe
Vice President

Hubert L. Smith, Jr.
Vice President

AMERICAN GYPSUM
COMPANY

H.D. House
President

David P. Emanuel
Vice President

Kerry G. Gannaway
Vice President

Geoff W. Gray
Vice President

CENTEX MATERIALS, INC

James E. Bailey
President

Mark J. Hamilton
Vice President

J. David Loftis
Vice President

ILLINOIS CEMENT
COMPANY

Joseph L. Baker
President

Thomas F. Clarke
Vice President

Frank P. Koeppel
Vice President

MATHEWS READYMIX, INC.

Craig J. Callaway
President

James D. Elliott
Vice President

MOUNTAIN CEMENT
COMPANY

Alan J. Steagall
President

W. Jerald Hoyle
Executive Vice President

John R. Bremner
Vice President

George B. Coates
Vice President

NEVADA CEMENT
COMPANY

Alan J. Steagall
President

W. Jerald Hoyle
Executive Vice President

John R. Bremner
Vice President

Ronald L. Gross
Vice President

TEXAS-LEHIGH
CEMENT COMPANY

Gerald J. Essl
President

R. Lee Hunter
Vice President

Larry E. Roberson
Vice President

WESTERN
AGGREGATES, INC.

Craig J. Callaway
President

James D. Elliott
Vice President


[PHOTOGRAPH    Operational management,
    OF         from left: seated --
  FIVE MEN     Joe Baker, Jim Bailey;
STANDING AND   standing -- Jerry Hoyle,
  TWO MEN      Al Steagall, Gerry Essl, Craig
  SEATED]      Callaway, Dave House

CORPORATE HEADQUARTERS

3710 Rawlins Street
Suite 1600, LB 78
Dallas, Texas 75219
(214) 559-6514 (Phone)
(214) 559-6554 (Fax)

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (Toll-Free)

STOCK LISTINGS

New York Stock Exchange
Ticker Symbol "CXP"

ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Thursday, July 16, 1998 at 10:00 a.m. in the Red Oak Room at the Sheraton Suites Market Center, 2101 Stemmons Freeway, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to ChaseMellon Shareholder Services, L.L.C. at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.

STOCK PRICES AND DIVIDENDS

                            Fiscal Year Ended March 31, 1998             Fiscal Year Ended March 31, 1997
                         ----------------------------------------     --------------------------------------
                                 Price                                       Price
                         ----------------------                       ----------------------
Quarter                    High           Low         Dividends        High            Low        Dividends
------------------------------------------------------------------------------------------------------------
First                    $ 21 1/2       $ 18           $ 0.05         $ 15 1/4       $ 13 5/8       $ 0.05
Second                   $ 31 1/2       $ 20           $ 0.05         $ 16           $ 12 1/2       $ 0.05
Third                    $ 32 5/8       $ 26 7/8       $ 0.05         $ 18 1/2       $ 14 3/8       $ 0.05
Fourth                   $ 39           $ 29 1/2       $ 0.05         $ 20           $ 16 1/4       $ 0.05

The common stock of Centex Construction Products, Inc. is traded on the New York Stock Exchange (ticker symbol CXP). The approximate number of record holders of the common stock of CXP as of May 29, 1998 was 218. The closing price of CXP's common stock on the New York Stock Exchange on May 29, 1998 was $38 1/4.

                                     [LOGO]