Form 10-K, Exhibit 13
period 1999-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 1999-06-18
CIK 918646

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       FOR THE YEARS ENDED MARCH 31,
                         --------------------------------------------------------
                           1999        1998        1997        1996        1995
                         --------------------------------------------------------
REVENUES                 $336,073    $297,322    $239,380    $222,594    $194,313

EARNINGS BEFORE
   INCOME TAXES          $121,127    $ 88,333    $ 64,406    $ 52,304    $ 33,829

NET EARNINGS             $ 77,289    $ 56,533    $ 41,799    $ 33,944    $ 21,820

DILUTED EARNINGS
   PER SHARE             $   3.71    $   2.56    $   1.89    $   1.47    $   0.95

CASH DIVIDENDS
   PER SHARE(1)          $   0.20    $   0.20    $   0.20    $   0.05    $    --

DEBT                     $    480    $    560    $  2,640    $    720    $ 24,500

STOCKHOLDERS' EQUITY     $279,920    $274,803    $239,436    $216,462    $183,405

AVERAGE DILUTED
   SHARES OUTSTANDING      20,832      22,063      22,174      23,023      22,988

BOOK VALUE PER SHARE
   AT YEAR END           $  14.18    $  12.77    $  10.89    $   9.42    $   7.99


(1) DECLARED INITIAL QUARTERLY CASH DIVIDEND OF FIVE CENTS PER SHARE ON MARCH 12, 1996.

                                    REVENUES
                                ($ IN MILLIONS)

                              1995           $194
                              1996           $223
                              1997           $239
                              1998           $297
                              1999           $336

                                  NET EARNINGS
                                ($ IN MILLIONS)

                              1995           $22
                              1996           $34
                              1997           $42
                              1998           $57
                              1999           $77

To Our Shareholders

    CXP CELEBRATED FIVE YEARS AS A PUBLICLY HELD COMPANY BY ACHIEVING A FIFTH CONSECUTIVE YEAR OF RECORD OPERATIONAL GROWTH AND FINANCIAL PERFORMANCE. BENEFITTING FROM FISCAL 1999'S ECONOMIC PROSPERITY, CXP'S EXPANDED, EFFICIENT OPERATIONS AGAIN PRODUCED HISTORICALLY HIGH REVENUES, EARNINGS AND RETURNS.

FISCAL 1999 FINANCIAL HIGHLIGHTS

o Bolstered by record earnings in each product line, particularly Gypsum Wallboard, CXP's net earnings reached $77,289,000, 37% higher than $56,533,000 in fiscal 1998.

o Diluted earnings per share for fiscal 1999 increased 45% to $3.71 compared to $2.56 for fiscal 1998.

o Fiscal 1999 revenues totaled $336,073,000, a 13% improvement over $297,322,000 last year.

o CXP's consolidated gross operating margin exceeded 36% in fiscal 1999, rising from 30% in the prior year.

o Fiscal 1999 EBITDA (Earnings Before Income Taxes, Depreciation and Amortization) increased 31% to a record $134,269,000.

o Return on beginning stockholders' equity was over 28% this year versus 24% in fiscal 1998. Return on net assets reached 40% in fiscal 1999 compared to 31% last year.

o At March 31, 1999, CXP was virtually debt-free, had $50 million in cash and $280 million of equity.

    CXP's significant financial achievement was recognized in the March 1999 edition of International Cement Review, which showed the Company's 25.2% return on gross assets to be the highest in the industry worldwide.

    Fiscal 1999's ideal economic climate - low interest rates coupled with low inflation - energized

                                OPERATING MARGIN
                                   (PERCENT)

                              1995           19%
                              1996           25%
                              1997           28%
                              1998           30%
                              1999           36%

                           DILUTED EARNINGS PER SHARE
                                   (DOLLARS)

                              1995           $0.95
                              1996           $1.47
                              1997           $1.89
                              1998           $2.56
                              1999           $3.71

both the residential and commercial construction markets, sustaining demand for our Cement, Gypsum Wallboard and Concrete and Aggregates products. All of CXP's manufacturing facilities again operated at capacity. Market consumption in all business segments set new highs and Cement and Gypsum Wallboard demand continued to exceed capacity, further boosting product pricing.

    One of CXP's ongoing objectives is prudent reinvestment of our cash flow to expand our businesses. This cash flow is utilized, as appropriate, for capital additions to existing operations, for acquisitions, and for the introduction of new products and stock repurchases. Fiscal 1999 operating cash flow, which totaled about $93 million, was used primarily to upgrade our facilities and to repurchase CXP stock.

    During the year, we made three significant plant expansions and continued to lower our operating costs, positioning the Company to reap even more significant benefits for our stockholders. An $18 million expansion of the Eagle Gypsum Wallboard plant in Colorado, which will increase the facility's annual capacity by 60%, or about 240 million square feet (MMSF), beginning in the first quarter of fiscal 2000, was substantially completed ahead of schedule and under budget. Its start-up shortly after fiscal year end exceeded expectations. A $16 million upgrade of the Albuquerque Wallboard facility has increased annual plant capacity by 60 MMSF, or about 23%, facilitates the production of 54" board and other specialty products, and reduces production costs. A $20 million expansion project at our 50%-owned Illinois Cement plant included the expansion of the facility's clinker capacity by 75,000 tons, a 15% gain, as well as a 4,000-horsepower finish mill that is scheduled to be commissioned during the first quarter of fiscal 2000.

    Reflecting continuing confidence in CXP's future performance, during the second quarter of fiscal 1999 and again shortly after the end of the fiscal year, CXP's Board of Directors authorized the repurchase of one million shares of stock (a total of two million shares). During fiscal 1999, CXP repurchased 1,954,100 shares of its own stock and has bought another 208,500 shares since March 31, leaving approximately 922,500 shares remaining under the Company's current authorization.

                              STOCKHOLDERS' EQUITY
                                ($ IN MILLIONS)

                              1995           $183
                              1996           $216
                              1997           $239
                              1998           $275
                              1999           $280

                                EBITDA CASH FLOW
                                ($ IN MILLIONS)

                              1995           $50
                              1996           $67
                              1997           $77
                              1998           $102
                              1999           $134

    Since CXP became publicly held in April 1994, a total of five million shares has been authorized for repurchase. Approximately 4.1 million (82%) of those shares have been bought back by the Company.

    CXP's continuous record of achievement is the result of the combined talents and daily commitment of the 1,107 employees of CXP and its subsidiaries. We are fortunate to have a dedicated, highly experienced cadre of people committed to achieving CXP's goals. We are extremely grateful to all members of our workforce for their ongoing contributions.

OUTLOOK

CXP is well-positioned to sustain its earnings momentum. Our facility enhancements are adding capacity and diversifying our product base, as well as increasing production volume and improving plant efficiency. If current interest rates levels and the robust construction market continue, strong pricing will prevail, increasing CXP's earnings.

    CXP is constantly searching for expansion opportunities and the Company's Aggregates business represents the most significant area for potential growth. The recent passage of TEA-21, the Federal Transportation Equity Act for the 21st Century, could increase the nation's infrastructure spending more than 40% during the next several years. CXP's cost-competitive operations are located in high-growth markets in the southern U.S. and acquisition potential in the large, unconsolidated Aggregates industry is significant.

    Backed by a strong balance sheet, an experienced management team and a dedicated workforce, CXP remains poised for internal operational expansion, external growth through acquisition and a sixth consecutive year of record financial performance.

    CXP's growth has just begun.



/s/ O.G. DAGNAN                                   /s/ RICHARD D. JONES

O.G. DAGNAN                                       RICHARD D. JONES, JR.

CHAIRMAN AND                                      PRESIDENT AND

CHIEF EXECUTIVE OFFICER                           CHIEF OPERATING OFFICER


May 24, 1999

ONWARD, UPWARD

ONE OF CXP'S PRIMARY OBJECTIVES IS TO REINVEST OUR CASH FLOW TO GROW OUR BUSINESSES. DURING FISCAL 1999, WE MADE CAPITAL EXPENDITURES TOTALING $33,806,000 TO UPGRADE FACILITIES AND EQUIPMENT AND INCREASE OPERATING EFFICIENCY AT TWO GYPSUM WALLBOARD PLANTS AND ONE CEMENT FACILITY. THESE EXPANSIONS, FEATURED ON THE FOLLOWING PAGES, WILL HELP POSITION THE COMPANY TO REAP EVEN MORE SIGNIFICANT BENEFITS FOR OUR SHAREHOLDERS.

GROWTH OF CEMENT
     PLANT CAPACITY


                          [PHOTO SHOWING CONSTRUCTION
                             OF NEW ILLINOIS CEMENT
                        FINISHED GRINDING MILL BUILDING]


                                     CEMENT
                               OPERATING EARNINGS
                                ($ IN MILLIONS)

                              1995           $26
                              1996           $35
                              1997           $40
                              1998           $48
                              1999           $57



    This building will house Illinois Cement's new 4,000 horsepower finished Cement grinding mill when the mill is commissioned during the first quarter of fiscal 2000. An expansion of the plant has already increased the facility's clinker capacity by 75,000 tons.

CEMENT

    OPERATING PROFITS FROM CEMENT ROSE 18% TO $56.8 MILLION IN FISCAL 1999, DUE TO HIGHER SALES VOLUME, SALES PRICE, AND OPERATING MARGINS THAN THOSE OF A YEAR AGO. CEMENT REVENUES ROSE 9% FROM FISCAL 1998 REVENUES TO $152.5 MILLION THIS YEAR.

    ALL OF CXP'S CEMENT PLANTS OPERATED AT CAPACITY AND WERE SOLD OUT FOR THE ELEVENTH CONSECUTIVE YEAR. TOTAL CEMENT SALES VOLUME OF 2,218,000 TONS THIS YEAR WAS 3% HIGHER THAN FISCAL 1998'S SALES VOLUME, PRIMARILY DUE TO FAVORABLE WEATHER AND STRONG SALES AT OUR WESTERN CEMENT FACILITIES. BENEFITTING FROM RECORD U.S. CONSUMPTION, CXP'S AVERAGE CEMENT NET SALES PRICE FOR FISCAL 1999 WAS $68.75 PER TON, A 5.5% IMPROVEMENT OVER LAST YEAR. THIS YEAR'S CEMENT OPERATING MARGIN OF $25.62 PER TON WAS 15% HIGHER THAN A YEAR AGO.

    CXP'S PREVIOUSLY ANNOUNCED 4,000 HORSEPOWER FINISHED CEMENT GRINDING MILL PROJECT AT OUR ILLINOIS CEMENT PLANT REMAINED WITHIN BUDGET AND ON SCHEDULE FOR COMPLETION DURING THE FIRST QUARTER OF FISCAL 2000. THE PLANT ACHIEVED A 75,000 TON ANNUAL RATE INCREASE IN CLINKER PRODUCTION DURING THE THIRD QUARTER OF FISCAL 1999. CLINKER INVENTORY IS BUILDING AT THE PLANT AND WILL BE CONVERTED TO CEMENT DURING THE PEAK SHIPPING SEASON AFTER THE NEW MILL IS COMMISSIONED.

GROWTH OF GYPSUM

     WALLBOARD PRODUCTION


                              [PHOTO OF PORTION OF
                               WALLBOARD DRYER AT
                               ALBUQUERQUE PLANT]


                                   GYPSUM WALLBOARD
                                 OPERATING EARNINGS
                                  ($ IN MILLIONS)
                                   95        $ 7
                                   96        $12
                                   97        $21
                                   98        $36
                                   99        $57

    Fiscal 1999's $18 million expansion of the Eagle Wallboard facility and the $16 million expansion at the Albuquerque plant will increase our total production capacity from 1.1 billion to 1.4 billion square feet beginning in the first quarter of fiscal 2000.

GYPSUM WALLBOARD

    GYPSUM WALLBOARD OPERATING EARNINGS ROSE 58% TO $56.6 MILLION IN FISCAL 1999, AND REVENUES INCREASED 19% FROM FISCAL 1998 TO $141.6 MILLION. THE GAINS RESULTED FROM A 6% INCREASE IN SALES VOLUME TO 1,155 MMSF, A 12% INCREASE IN THE AVERAGE NET SALES PRICE TO $122.55 PER THOUSAND SQUARE FEET (MSF), AND A 49% INCREASE IN THE UNIT OPERATING MARGIN TO $48.97 PER MSF. ALL THREE CXP WALLBOARD PLANTS AGAIN OPERATED AT CAPACITY, EVEN AS WE CONTINUED TO EXPAND TWO OF THE FACILITIES.

    A $16 MILLION UPGRADE OF THE ALBUQUERQUE PLANT HAS ADDED 60 MMSF TO CAPACITY AND REDUCED PRODUCTION COSTS SUBSTANTIALLY. THE PLANT UPGRADE ALSO SHIFTS MOST OF THE MANUFACTURING OF SPECIALTY PRODUCTS TO THE ALBUQUERQUE FACILITY FROM THE HIGH-LINE-SPEED BERNALILLO AND EAGLE PLANTS, ENABLING THOSE TWO PLANTS TO OPTIMIZE THEIR BOARD LINE-SPEEDS AND FURTHER INCREASE THEIR OVERALL PRODUCTION.

    AN $18 MILLION EXPANSION OF THE EAGLE PLANT, COMPLETED JUST AFTER FISCAL YEAR END, WILL INCREASE THAT FACILITY'S ANNUAL CAPACITY BY 60% TO 650 MMSF BEGINNING IN THE FIRST QUARTER OF FISCAL 2000. THE COMPLETION OF THE ALBUQUERQUE AND EAGLE EXPANSION PROJECTS SHOULD ENABLE CXP TO SHIP ALMOST 1.4 BILLION SQUARE FEET OF WALLBOARD DURING FISCAL 2000, INCREASING OUR SALES IN HIGH-GROWTH WESTERN MARKETS.

MARKET-DRIVEN GROWTH

     OF CONCRETE AND AGGREGATES


                             [PHOTO OF SIX CONCRETE
                             TRUCKS PARKED IN LINE
                             AT A CXP BATCH PLANT]



                                   CONCRETE AND AGGREGATES
                                     OPERATING EARNINGS
                                      ($ IN MILLIONS)
                                      95        $2.6
                                      96        $5.6
                                      97        $4.8
                                      98        $4.5
                                      99        $7.4


    Fiscal 1999 earnings from both Concrete and Aggregates were positively impacted by robust building and road construction in Austin, Texas. CXP is increasing its Austin fleet of readymix trucks by 10% in order to better serve that market.

CONCRETE AND AGGREGATES

    FISCAL 1999 CONCRETE AND AGGREGATES OPERATING EARNINGS OF $7.4 MILLION WERE 63% HIGHER THAN LAST YEAR DUE TO HIGHER SALES VOLUMES, SALES PRICES, AND UNIT OPERATING MARGINS FOR BOTH PRODUCTS. REVENUES FROM THESE OPERATIONS WERE $46.9 MILLION IN FISCAL 1999, 12% HIGHER THAN A YEAR AGO.

    POSITIVELY IMPACTED BY THE STRONG RESIDENTIAL AND COMMERCIAL CONSTRUCTION MARKET IN THE AUSTIN, TEXAS AREA, CONCRETE OPERATING EARNINGS ROSE 45% IN FISCAL 1999 TO $5.0 MILLION. FISCAL 1999'S CONCRETE SALES VOLUME OF 706,000 CUBIC YARDS AND THE AVERAGE CONCRETE NET SALES PRICE OF $49.78 PER CUBIC YARD WERE 5% HIGHER THAN SALES VOLUME AND PRICING IN THE PRIOR YEAR. CONCRETE'S OPERATING MARGIN THIS YEAR WAS $7.08 PER YARD, A 38% INCREASE OVER THE FISCAL 1998 MARGIN. CXP IS INCREASING ITS AUSTIN FLEET OF READYMIX TRUCKS BY 10% IN FISCAL 2000 IN ORDER TO BETTER SERVE THAT MARKET.

    FISCAL 1999'S AGGREGATES OPERATING EARNINGS OF $2.4 MILLION WERE MORE THAN DOUBLE LAST YEAR'S EARNINGS. AGGREGATES SALES VOLUME TOTALED 2,916,000 TONS THIS YEAR, A 13% INCREASE OVER SALES VOLUME IN FISCAL 1998, PRIMARILY DUE TO HIGHER SALES OF ROAD CONSTRUCTION AGGREGATES IN AUSTIN. CXP'S AGGREGATES NET SALES PRICE OF $4.02 PER TON THIS YEAR WAS 2% HIGHER THAN THE FISCAL 1998 PRICE. THE AGGREGATES PER TON OPERATING MARGIN OF $.81 THIS YEAR WAS ALMOST DOUBLE LAST YEAR'S MARGIN.

                         [MAP OF UNITED STATES SHOWING
                            STATES AND LOCATIONS OF
                          CXP'S PRODUCTION FACILITIES]


CXP's strategically located facilities in geographically diverse areas reduce our dependence on any one market. Our Cement operation includes four plants, two of which are 50%-owned with joint-venture partners, and 11 Cement distribution terminals. CXP's Gypsum Wallboard operation consists of three Wallboard plants, four Wallboard reload centers and one Wallboard distribution center. Our Concrete and Aggregates group includes 10 Readymix Concrete batch plant locations and two Aggregates processing operations.

    The principal markets for CXP's Cement products are Texas, northern Illinois (including Chicago), the Rocky Mountain area, northern Nevada and northern California. Our Gypsum Wallboard is distributed throughout the continental United States. CXP's Concrete and Aggregates are sold to local readymix concrete producers and paving contractors in the Austin, Texas market and in northern California.

MAJOR FACILITIES

CEMENT PLANTS

o   Illinois Cement Company - LaSalle, Illinois*

o   Mountain Cement Company - Laramie, Wyoming

o   Nevada Cement Company - Fernley, Nevada

o   Texas-Lehigh Cement Company - Buda, Texas*

* 50%-owned with joint-venture partners

GYPSUM WALLBOARD PLANTS

o American Gypsum Company - Albuquerque and Bernalillo, New Mexico and Gypsum, Colorado

CONCRETE AND AGGREGATES PLANTS

o   Centex Materials, Inc. - Buda, Texas

o   Mathews Readymix, Inc. - Marysville, California

o   Western Aggregates, Inc. - Marysville, California

     FINANCIAL INFORMATION


STATEMENTS OF CONSOLIDATED EARNINGS                                       14

CONSOLIDATED BALANCE SHEETS                                               15

STATEMENTS OF CONSOLIDATED CASH FLOWS                                     16

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY                           17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                18

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
   OF OPERATIONS AND FINANCIAL CONDITION                                  30

SUMMARY OF SELECTED FINANCIAL DATA                                        36

QUARTERLY RESULTS                                                         37

BOARD OF DIRECTORS AND OFFICERS                                           38

CORPORATE INFORMATION                                                     39

STOCK PRICES AND DIVIDENDS                                                39

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED EARNINGS



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          FOR THE YEARS ENDED MARCH 31,
                                                    -------------------------------------------
                                                      1999             1998             1997
                                                    -------------------------------------------
REVENUES
   CEMENT                                           $ 152,460        $ 140,326        $ 133,348
   GYPSUM WALLBOARD                                   141,571          118,718           72,184
   CONCRETE AND AGGREGATES                             46,860           42,004           36,809
   OTHER, NET                                           1,717            1,939            1,823
   LESS: INTERSEGMENT SALES                            (6,535)          (5,665)          (4,784)
                                                    ---------        ---------        ---------
                                                      336,073          297,322          239,380
                                                    ---------        ---------        ---------

COSTS AND EXPENSES
   CEMENT                                              95,635           92,245           93,551
   GYPSUM WALLBOARD                                    85,001           82,905           51,619
   CONCRETE AND AGGREGATES                             39,510           37,501           32,041
   LESS: INTERSEGMENT PURCHASES                        (6,535)          (5,665)          (4,784)
   CORPORATE GENERAL AND ADMINISTRATIVE                 4,380            3,825            3,904
   INTEREST INCOME, NET                                (3,045)          (1,822)          (1,357)
                                                    ---------        ---------        ---------
                                                      214,946          208,989          174,974
                                                    ---------        ---------        ---------

EARNINGS BEFORE INCOME TAXES                          121,127           88,333           64,406
   INCOME TAXES                                        43,838           31,800           22,607
                                                    ---------        ---------        ---------
NET EARNINGS                                        $  77,289        $  56,533        $  41,799
                                                    =========        =========        =========
EARNINGS PER SHARE:
   BASIC                                            $    3.73        $    2.58        $    1.89
                                                    =========        =========        =========
   DILUTED                                          $    3.71        $    2.56        $    1.89
                                                    =========        =========        =========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS



(DOLLARS IN THOUSANDS)

                                                                            MARCH 31,
                                                                   --------------------------
                                                                      1999             1998
                                                                   ---------        ---------
ASSETS
CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                                       $  49,646        $  62,090
   ACCOUNTS AND NOTES RECEIVABLE, NET                                 43,192           36,669
   INVENTORIES                                                        33,030           32,537
                                                                   ---------        ---------
     TOTAL CURRENT ASSETS                                            125,868          131,296
                                                                   ---------        ---------

PROPERTY, PLANT AND EQUIPMENT                                        392,302          366,353
   LESS: ACCUMULATED DEPRECIATION                                   (163,745)        (153,444)
                                                                   ---------        ---------
     PROPERTY, PLANT AND EQUIPMENT, NET                              228,557          212,909
                                                                   ---------        ---------

NOTES RECEIVABLE, NET                                                    664              935
OTHER ASSETS                                                           9,594            5,972
                                                                   ---------        ---------
                                                                   $ 364,683        $ 351,112
                                                                   =========        =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   ACCOUNTS PAYABLE                                                $  18,276        $  18,404
   ACCRUED LIABILITIES                                                40,849           35,095
   CURRENT PORTION OF LONG-TERM DEBT                                      80               80
                                                                   ---------        ---------
     TOTAL CURRENT LIABILITIES                                        59,205           53,579
                                                                   ---------        ---------

LONG-TERM DEBT                                                           400              480
DEFERRED INCOME TAXES                                                 25,158           22,250
STOCKHOLDERS' EQUITY -
   COMMON STOCK, PAR VALUE $0.01; AUTHORIZED 50,000,000
     SHARES; ISSUED AND OUTSTANDING 19,744,465 AND
     21,525,148 SHARES, RESPECTIVELY                                     197              215
   CAPITAL IN EXCESS OF PAR VALUE                                     62,376          130,413
   RETAINED EARNINGS                                                 217,347          144,175
                                                                   ---------        ---------
     TOTAL STOCKHOLDERS' EQUITY                                      279,920          274,803
                                                                   ---------        ---------
                                                                   $ 364,683        $ 351,112
                                                                   =========        =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS



(DOLLARS IN THOUSANDS)

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                         ----------------------------------------------
                                                            1999              1998              1997
                                                         ----------        ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   NET EARNINGS                                          $   77,289        $   56,533        $   41,799
   ADJUSTMENTS TO RECONCILE NET EARNINGS TO
     NET CASH PROVIDED BY OPERATING ACTIVITIES -
       DEPRECIATION, DEPLETION AND AMORTIZATION              16,187            15,880            13,752
       DEFERRED INCOME TAX PROVISION                          2,909             3,415             4,491
       ASSET DISPOSITION PROVISION                              700             2,276              --
   (INCREASE) DECREASE IN ACCOUNTS AND
     NOTES RECEIVABLE                                        (6,252)            2,503            (1,456)
   INCREASE IN INVENTORIES                                     (493)           (1,055)              (30)
   (DECREASE) INCREASE IN ACCOUNTS PAYABLE                     (128)            1,956                10
   INCREASE IN ACCRUED LIABILITIES                            5,754             6,841             5,225
   INCREASE IN OTHER ASSETS, NET                             (3,219)             (234)             (883)
                                                         ----------        ----------        ----------
                                                             92,747            88,115            62,908
                                                         ----------        ----------        ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   PROPERTY, PLANT AND EQUIPMENT ADDITIONS, NET             (33,806)          (13,092)           (5,934)
   PROCEEDS FROM ASSET DISPOSITIONS                             960             5,525              --
   ACQUISITION OF CENTEX EAGLE GYPSUM                          --                --             (56,006)
                                                                                             ----------
                                                            (32,846)           (7,567)          (61,940)
CASH FLOWS FROM FINANCING ACTIVITIES
   ADDITIONS TO NOTES PAYABLE                                  --                --               7,500
   REDUCTIONS IN NOTES PAYABLE                                 --              (2,000)           (5,500)
   DECREASE IN OTHER LONG-TERM DEBT                             (80)              (80)              (80)
   PROCEEDS FROM STOCK OPTION EXERCISES                       3,806             6,727               561
   RETIREMENT OF COMMON STOCK                               (71,861)          (23,531)          (14,976)
   DIVIDENDS PAID TO SHAREHOLDERS                            (4,210)           (4,386)           (4,460)
                                                         ----------        ----------        ----------
                                                            (72,345)          (23,270)          (16,955)
                                                         ----------        ----------        ----------

NET (DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS                                     (12,444)           57,278           (15,987)
CASH AT BEGINNING OF PERIOD                                  62,090             4,812            20,799
                                                         ----------        ----------        ----------
CASH AT END OF PERIOD                                    $   49,646        $   62,090        $    4,812
                                                         ==========        ==========        ==========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED STOCKHOLDERS' EQUITY



(DOLLARS IN THOUSANDS)

                                                             FOR THE YEARS ENDED MARCH 31,
                                                    ----------------------------------------------
                                                       1999              1998              1997
                                                    ----------        ----------        ----------
COMMON STOCK
   BALANCE AT BEGINNING OF PERIOD                   $      215        $      220        $      230
     RETIREMENT OF COMMON STOCK                            (18)               (5)              (10)
                                                    ----------        ----------        ----------
   BALANCE AT END OF PERIOD                                197               215               220
                                                    ----------        ----------        ----------

CAPITAL IN EXCESS OF PAR VALUE
   BALANCE AT BEGINNING OF PERIOD                      130,413           147,212           161,617
     RETIREMENT OF COMMON STOCK                        (71,843)          (23,526)          (14,966)
     STOCK OPTION EXERCISES                              3,806             6,727               561
                                                    ----------        ----------        ----------
   BALANCE AT END OF PERIOD                             62,376           130,413           147,212
                                                    ----------        ----------        ----------

RETAINED EARNINGS
   BALANCE AT BEGINNING OF PERIOD                      144,175            92,004            54,615
     DIVIDENDS TO SHAREHOLDERS                          (4,117)           (4,362)           (4,410)
     NET EARNINGS                                       77,289            56,533            41,799
                                                    ----------        ----------        ----------
   BALANCE AT END OF PERIOD                            217,347           144,175            92,004
                                                    ----------        ----------        ----------

TOTAL STOCKHOLDERS' EQUITY                          $  279,920        $  274,803        $  239,436
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

CASH AND CASH EQUIVALENTS

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less, and are recorded at cost, which approximates market value.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $2.3 million and $2.1 million at March 31, 1999 and 1998, respectively. The Company has no significant credit risk concentration among its diversified customer base.

   Notes receivable at March 31, 1999 are collectible primarily over three years. The weighted average interest rate at both March 31, 1999 and 1998 was 8.6%.

INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                                            MARCH 31,
                                                    -------------------------
                                                      1999             1998
                                                    ---------       ---------
Raw Materials and Materials-in-Progress             $   9,124       $   8,478
Finished Cement                                         5,601           5,169
Aggregates                                              1,577           1,830
Gypsum Wallboard                                        1,289           2,020
Repair Parts and Supplies                              14,770          14,121
Fuel and Coal                                             669             919
                                                    ---------       ---------
                                                    $  33,030       $  32,537
                                                    =========       =========

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

STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized below:

                                                                  FOR THE YEARS ENDED MARCH 31,
                                                            -------------------------------------------
                                                               1999            1998              1997
                                                            ---------        ---------        ---------
Operating Units Selling, General and Administrative         $  14,425        $  15,979        $  12,808
Corporate General and Administrative                            4,380            3,825            3,904
                                                            ---------        ---------        ---------
                                                            $  18,805        $  19,804        $  16,712
                                                            =========        =========        =========

    Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $32.0 million, $28.9 million and $26.2 million in the years ended March 31, 1999, 1998 and 1997, respectively, for maintenance and repairs.

    Other net revenues include clinker sales income, lease and rental income, asset sale income, non-inventoried aggregates sales income, and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

Interest payments made during the years ended March 31, 1999, 1998 and 1997 were $0.1 million, $0.1 million and $0.2 million, respectively.

    Net payments made for federal and state income taxes during the years ended March 31, 1999, 1998 and 1997 were $40.8 million, $26.4 million and $17.9 million, respectively. Included in the March 31, 1999 payments was a payment to Centex for $161 made under the tax separation agreement.

POSTRETIREMENT BENEFITS

Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," specifies certain required methods of accounting for postretirement benefits other than pensions. This pronouncement has no impact on the Company's financial statements as the Company has no other postretirement obligations.

EARNINGS PER SHARE

In March 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). This statement established new standards for computing and presenting earnings per share (EPS). SFAS No. 128 replaces the presentation of primary EPS previously prescribed by Accounting Principles Board Opinion No. 15 (APB No. 15) with a presentation of basic EPS which is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. SFAS No. 128 also requires dual presentation of basic and diluted EPS. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB No. 15. The Company adopted SFAS No. 128 in fiscal 1998, and prior year basic and diluted EPS have been restated to facilitate comparison between the years.

    Basic earnings per common share is based on the weighted average number of common shares outstanding in 1999, 1998 and 1997 of 20,710,174; 21,895,312 and
22,148,222, respectively. Diluted earnings per common share is based on the weighted average number of common shares outstanding and share equivalents outstanding, assuming dilution from issued and unexercised stock options outstanding, of 20,832,451; 22,062,654 and 22,174,222 in 1999, 1998 and 1997,
respectively.

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

NEW ACCOUNTING STANDARDS

In June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting, requires companies to selectively report quarterly segment information and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. The Company adopted this statement for the fiscal year ending March 31, 1999 and the adoption of the statement did not have a material effect on the financial statement presentation.

    Effective March 31, 1999, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" (SFAS 132). SFAS 132 revises employers' disclosures about pension and other postretirement benefit plans (see Note K). It does not change the measurement or recognition of these plans. Adoption of the new standards had no material effect on the Company's results of operations, financial position, or cash flows.

STOCK REPURCHASES

The Company's Board of Directors has authorized the repurchase of a cumulative total of five million shares of CXP's common stock. The Company repurchased 1,954,100 shares at a cost of $71.9 million in fiscal 1999 and 836,834 shares at a cost of $23.5 million in fiscal 1998. Cumulative shares repurchased at March 31, 1999 were 3,869,000, leaving approximately 1,131,000 shares remaining under the Company's current authorization. Centex Corporation owned 60.6% of CXP's outstanding common stock at March 31, 1999.

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized below:

                                                              MARCH 31,
                                                    ----------------------------
                                                       1999              1998
                                                    ----------        ----------
Land and Quarries                                   $   33,237        $   33,363
Plants                                                 316,567           289,886
Buildings, Machinery and Equipment                      42,498            43,104
                                                    ----------        ----------
                                                       392,302           366,353
Accumulated Depreciation                              (163,745)         (153,444)
                                                    ----------        ----------
                                                    $  228,557        $  212,909
                                                    ==========        ==========

    The Company recorded asset write down provisions of $700 in connection with the Eagle expansion project in fiscal 1999 and $2.3 million in fiscal 1998 in connection with the Albuquerque plant upgrade project. The Company substantially completed three expansion projects during fiscal 1999: (i) the $16 million upgrade of the Albuquerque gypsum wallboard plant; (ii) an $18 million expansion of the Eagle gypsum wallboard plant; and (iii) a $20 million expansion of the 50% owned LaSalle cement plant.

(C) INDEBTEDNESS

LONG-TERM DEBT

Long-term debt is set forth below:

                                                                            MARCH 31,
                                                                   ----------------------------
                                                                      1999              1998
                                                                   ----------        ----------
PROPERTY NOTE, INTEREST AT 7%, DUE MARCH 2005, SECURED             $      480        $      560
LESS: CURRENT MATURITIES                                                  (80)              (80)
                                                                   ----------        ----------
                                                                   $      400        $      480
                                                                   ==========        ==========

CREDIT FACILITY

The Company has a $35 million unsecured long-term revolving credit line (the "Bank Revolver") that expires on March 31, 2001. Borrowings under the Bank Revolver bear interest, at the option of the Company, at (i) a Eurodollar-based rate that varies depending on the Company's ratio of total indebtedness to total capitalization (the "Debt-to-Capital Ratio") or (ii) the greater of the bank's base rate or the federal funds rate plus .5%. Under the Bank Revolver, the Company is obligated to pay certain fees, including an annual commitment fee on the unused portion of the commitment. The Bank Revolver contains certain customary restrictive covenants (including restrictions on the consummation of mergers or asset sales, the payment of dividends, the creation of liens and the incurrence of additional indebtedness) and requires the Company to maintain or meet certain financial ratios or tests. Among other things, the Bank Revolver requires the Company to maintain a minimum ratio of earnings before interest and taxes to interest and not to exceed a maximum Debt-to-Capital Ratio and to meet a minimum tangible net worth test. The Company was in compliance with such financial ratios and tests at March 31, 1999, and throughout the fiscal year then ended. The Company had no borrowings outstanding under the Bank Revolver as of March 31, 1999 or 1998.

(D) INCOME TAXES

The provision for income taxes includes the following components:

                                                         FOR THE YEARS ENDED MARCH 31,
                                                    --------------------------------------
                                                      1999           1998           1997
                                                    --------       --------       --------
CURRENT PROVISION
   FEDERAL                                          $ 36,547       $ 25,701       $ 16,799
   STATE                                               4,382          2,684          1,317
                                                    --------       --------       --------
                                                      40,929         28,385         18,116
                                                    --------       --------       --------
DEFERRED PROVISION
   FEDERAL                                             1,951          2,185          3,038
   STATE                                                 958          1,230          1,453
                                                    --------       --------       --------
                                                       2,909          3,415          4,491
                                                    --------       --------       --------
PROVISION FOR INCOME TAXES                          $ 43,838       $ 31,800       $ 22,607
                                                    ========       ========       ========


    The effective tax rates vary from the federal statutory rates due to the following items:

                                                              FOR THE YEARS ENDED MARCH 31,
                                                    ------------------------------------------------
                                                       1999               1998               1997
                                                    ----------         ----------         ----------
EARNINGS BEFORE INCOME TAXES                        $  121,127         $   88,333         $   64,406
                                                    ==========         ==========         ==========
INCOME TAXES AT STATUTORY RATE                      $   42,394         $   30,917         $   22,542
INCREASES (DECREASES) IN TAX RESULTING FROM -
   STATE INCOME TAXES, NET                               3,469              2,526              1,800
   STATUTORY DEPLETION IN EXCESS OF COST                (2,297)            (2,225)            (1,957)
   OTHER                                                   272                582                222
                                                    ----------         ----------         ----------
PROVISION FOR INCOME TAXES                          $   43,838         $   31,800         $   22,607
                                                    ==========         ==========         ==========
EFFECTIVE TAX RATE                                          36%                36%                35%

    The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

                                                          FOR THE YEARS ENDED MARCH 31,
                                                    ----------------------------------------
                                                      1999            1998            1997
                                                    --------        --------        --------
EXCESS TAX DEPRECIATION AND AMORTIZATION            $  4,347        $  6,544        $  5,048
BAD DEBTS                                                  6             (29)           (162)
UNIFORM CAPITALIZATION                                   106              36            (151)
ACCRUAL CHANGES                                       (1,259)         (3,611)           (425)
OTHER                                                   (291)            475             181
                                                    --------        --------        --------
                                                    $  2,909        $  3,415        $  4,491
                                                    ========        ========        ========

    Components of deferred income taxes are as follows:

                                                             MARCH 31,
                                                    ----------------------------
                                                       1999              1998
                                                    ----------        ----------
ITEMS GIVING RISE TO DEFERRED TAXES
   EXCESS TAX DEPRECIATION AND AMORTIZATION         $   29,897        $   25,550
   OTHER                                                 4,145             4,437
                                                    ----------        ----------
                                                        34,042            29,987
                                                    ----------        ----------
ITEMS GIVING RISE TO PREPAID TAXES
   ACCRUAL CHANGES                                      (8,145)           (6,886)
   BAD DEBTS                                              (717)             (723)
   UNIFORM CAPITALIZATION                                  (22)             (128)
                                                    ----------        ----------
                                                        (8,884)           (7,737)
                                                    ----------        ----------
NET DEFERRED INCOME TAX LIABILITY                   $   25,158        $   22,250
                                                    ==========        ==========

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

    The following table sets forth certain financial information relating to the Company's operations by segment:

                                                             FOR THE YEARS ENDED MARCH 31,
                                                    ----------------------------------------------
                                                       1999              1998              1997
                                                    ----------        ----------        ----------
REVENUES
   CEMENT                                           $  152,460        $  140,326        $  133,348
   GYPSUM WALLBOARD                                    141,571           118,718            72,184
   CONCRETE AND AGGREGATES                              46,860            42,004            36,809
   OTHER, NET                                            1,717             1,939             1,823
                                                    ----------        ----------        ----------
                                                       342,608           302,987           244,164
   LESS: INTERSEGMENT SALES                             (6,535)           (5,665)           (4,784)
                                                    ----------        ----------        ----------
                                                    $  336,073        $  297,322        $  239,380
                                                    ==========        ==========        ==========

SEGMENT OPERATING EARNINGS
   CEMENT                                           $   56,825        $   48,081        $   39,797
   GYPSUM WALLBOARD                                     56,570            35,813            20,565
   CONCRETE AND AGGREGATES                               7,350             4,503             4,768
   OTHER, NET                                            1,717             1,939             1,823
                                                    ----------        ----------        ----------
                                                    $  122,462        $   90,336        $   66,953
                                                    ==========        ==========        ==========

IDENTIFIABLE ASSETS
   CEMENT                                           $  139,183        $  141,462        $  141,622
   GYPSUM WALLBOARD                                    143,464           123,997           125,490
   CONCRETE AND AGGREGATES                              23,634            22,922            28,939
   CORPORATE AND OTHER                                  58,402            62,731             9,586
                                                    ----------        ----------        ----------
                                                    $  364,683        $  351,112        $  305,637
                                                    ==========        ==========        ==========

CAPITAL EXPENDITURES
   CEMENT                                           $    7,536        $    3,513        $    2,915
   GYPSUM WALLBOARD                                     24,204             7,982               758
   CONCRETE AND AGGREGATES                               2,050             2,027             2,602
   CORPORATE AND OTHER                                      24                27                40
                                                    ----------        ----------        ----------
                                                    $   33,814        $   13,549        $    6,315
                                                    ==========        ==========        ==========

DEPRECIATION, DEPLETION AND AMORTIZATION
   CEMENT                                           $    7,768        $    7,860        $    7,938
   GYPSUM WALLBOARD                                      6,005             5,552             3,331
   CONCRETE AND AGGREGATES                               2,190             2,194             2,225
   CORPORATE AND OTHER                                     224               274               258
                                                    ----------        ----------        ----------
                                                    $   16,187        $   15,880        $   13,752
                                                    ==========        ==========        ==========
                                                                                        ----------

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

    The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for fiscal years 1999, 1998, and 1997 totaled $3.1 million, $3.0 million and $2.3 million, respectively. Minimum annual rental commitments as of March 31, 1999, under noncancelable leases are set forth as follows:

FISCAL YEAR                                                                TOTAL
-----------                                                                -----
2000                                                                      $2,922

2001                                                                      $1,854

2002                                                                      $1,132

2003                                                                      $1,034

2004                                                                      $1,034

Thereafter                                                                $2,530

(G) STOCK OPTION PLAN

The Company has a stock option plan for certain directors, officers and key employees of the Company, the 1994 Stock Option Plan ("1994 Plan"). The 1994 Plan provides for a total of 2,000,000 shares to be reserved for issuance. The exercise price of option grants under the 1994 Plan may not be less than the fair market value at the date of grant. Option periods and exercise dates may vary within a maximum period of 10 years. All outstanding options vest over a 10-year period; however, they can vest earlier if certain predetermined performance criteria are met. The Company records proceeds from the exercise of options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of grant. A summary of the activity of the 1994 Plan is presented below.

                                                      FOR THE YEARS ENDED MARCH 31,
                                   ------------------------------------------------------------------------
                                           1999                     1998                     1997
                                   ---------------------     --------------------     ---------------------
                                                WEIGHTED                 WEIGHTED                 WEIGHTED
                                                 AVERAGE                  AVERAGE                  AVERAGE
                                    NUMBER      EXERCISE      NUMBER     EXERCISE      NUMBER     EXERCISE
                                   OF SHARES      PRICE      OF SHARES     PRICE      OF SHARES     PRICE
                                   ---------    --------     ---------   --------     ---------   ---------
OUTSTANDING OPTIONS AT
   BEGINNING OF YEAR                362,699        $12.64      736,950    $12.25       742,600      $12.12
GRANTED                             370,000        $36.40        6,300    $24.73        72,500      $14.00
EXERCISED                          (173,147)       $12.81     (378,438)   $12.08       (43,410)     $12.93
FORFEITED/EXPIRED                   (31,000)       $36.56       (2,113)   $12.00       (34,740)     $12.36
                                   --------                  ---------                --------
OUTSTANDING OPTIONS
   AT END OF YEAR                   528,552        $27.82      362,699    $12.64       736,950      $12.25
                                   ========                  =========                ========
OPTIONS EXERCISABLE
   AT END OF YEAR                   183,252                    356,399                 552,347
                                   ========                  =========                ========
WEIGHTED AVERAGE FAIR
   VALUE OF OPTIONS
   GRANTED DURING
   THE YEAR                        $  19.57                  $   13.58                $   3.96

    The following table summarizes information about stock options outstanding at March 31, 1999:

                                                  OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                         --------------------------------    -----------------------------------
                                                               WTD. AVG.     WEIGHTED                  WEIGHTED
                                          NUMBER OF            REMAINING      AVERAGE NUMBER OF         AVERAGE
RANGE OF                                   SHARES             CONTRACTUAL    EXERCISE   SHARES          EXERCISE
EXERCISE PRICES                          OUTSTANDING              LIFE         PRICE  OUTSTANDING        PRICE
---------------                          -----------          -----------    -------- -----------      ---------
$12.00 TO $14.00                           183,252              5.4 YEARS      $12.07   183,252          $12.07
$22.25 TO $29.69                             6,300              8.4 YEARS      $24.73        --              --
$33.31 TO $36.56                           339,000              9.0 YEARS      $36.39        --              --
                                           -------                                      -------
                                           528,552              7.8 YEARS      $27.82   183,252          $12.07
                                           =======                                      =======

   Shares available for future stock option grants were 857,753 at March 31, 1999.

   The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for options issued under the 1994 Plan. Had compensation cost for options issued under the 1994 Plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, proforma net earnings would have been $76,085, $56,462 and $41,754 for the fiscal years ended March 31, 1999, 1998 and 1997, respectively. Basic and diluted earnings per share for fiscal year ended March 31, 1999 would have been $3.67 and $3.65, respectively, and for fiscal years ended March 31, 1998 and 1997 would have remained unchanged.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                              FOR THE YEARS ENDED MARCH 31,
                                                                              -----------------------------
                                                                               1999       1998       1997
                                                                              ------     ------     ------

EXPECTED VOLATILITY                                                            35.3%      36.1%      39.2%
RISK-FREE INTEREST RATE                                                         5.8%       6.4%       6.7%
DIVIDEND YIELD                                                                   .6%        .8%       1.4%
EXPECTED LIFE (YEARS)                                                            10         10         10

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's long-term debt is estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the Company's long-term debt approximates fair value.

   All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) AGREEMENTS WITH CENTEX CORPORATION

On April 19, 1994 ("Closing Date") the Company completed the sale of 11,730,000 shares or 51% of its common stock through an IPO. Prior to that time, the Company was a wholly owned subsidiary of Centex Corporation ("Centex"). On the Closing Date the Company entered into certain agreements with Centex to define the Company's ongoing relationship with Centex.
The major agreements are:

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

   Administrative Services: Centex Service Company ("CSC"), a subsidiary of Centex, will provide the Company with employee benefit administration, legal, public/investor relations and certain other services. The Administrative Services Agreement expired on March 31, 1999. It was renewed for fiscal 2000 and the fee will be determined thereafter on an annual basis. The Company paid CSC a fee of $95 in fiscal 1999 and will pay $198 in fiscal 2000. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.

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

(K) PENSION AND PROFIT SHARING PLANS

The Company has several defined benefit and defined contribution retirement plans covering substantially all of its employees. Benefits paid under the defined benefit plans are based on years of service and the employee's qualifying compensation over the last few years of employment. The Company's funding policy is to contribute amounts that are deductible for income tax purposes.

   The following table provides a reconciliation of the defined benefit plan obligations and fair value of plan assets over the two year period ending March 31, 1999 and a statement of the funded status as of March 31, 1999 and 1998:

                                                                          1999            1998
                                                                        -------         -------

 RECONCILIATION OF BENEFIT OBLIGATIONS:
    BENEFIT OBLIGATION AT APRIL 1                                       $ 4,274         $ 3,611
    SERVICE COST - BENEFITS EARNED DURING THE PERIOD                        200             184
    INTEREST COST ON PROJECTED BENEFIT OBLIGATION                           287             259
    ACTUARIAL (GAIN) LOSS                                                   (86)            354
    BENEFITS PAID                                                          (136)           (134)
                                                                        -------         -------
    BENEFIT OBLIGATION AT MARCH 31                                        4,539           4,274
 RECONCILIATION OF FAIR VALUE OF PLAN ASSETS:
    FAIR VALUE OF PLAN ASSETS AT APRIL 1                                  5,279           3,847
    ACTUAL RETURN ON PLAN ASSETS                                            104           1,250
    EMPLOYER CONTRIBUTIONS                                                   17             316
    BENEFITS PAID                                                          (136)           (134)
                                                                        -------         -------
    FAIR VALUE OF PLANS AT MARCH 31                                       5,264           5,279
 FUNDED STATUS:
    FUNDED STATUS AT MARCH 31                                               725           1,005
    UNRECOGNIZED LOSS (GAIN) FROM PAST EXPERIENCE DIFFERENT THAN
      THAT ASSUMED AND EFFECTS OF CHANGES IN ASSUMPTIONS                    247             (24)
    UNRECOGNIZED PRIOR-SERVICE COST                                         214             271
                                                                        -------         -------
 NET AMOUNT RECOGNIZED (PREPAID PENSION COST INCLUDED
    IN OTHER ASSETS)                                                    $ 1,186         $ 1,252
                                                                        =======         =======

   Net periodic pension cost for the years ended March 31, 1999, 1998 and 1997, included the following components:

                                                          1999          1998          1997
                                                         -----         -----         -----

 SERVICE COST - BENEFITS EARNED DURING THE PERIOD        $ 200         $ 184         $ 198
 INTEREST COST OF PROJECTED BENEFIT OBLIGATION             287           259           239
 EXPECTED RETURN ON PLAN ASSETS                           (417)         (338)         (320)
 AMORTIZATION OF TRANSITION ASSET                          (44)           (9)           --
 AMORTIZATION OF PRIOR-SERVICE COST                         57            57           110
                                                         -----         -----         -----
 NET PERIODIC PENSION COST                               $  83         $ 153         $ 227
                                                         =====         =====         =====

   The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

                                                            1999            1998             1997
                                                            ----            ----             ----

 WEIGHTED AVERAGE DISCOUNT RATE                             7.0%            6.75%            7.25%
 RATE OF INCREASE IN FUTURE COMPENSATION LEVELS             3.5%             3.5%             3.5%
 EXPECTED LONG-TERM RATE OF RETURN ON ASSETS                8.0%             9.0%             9.0%

   The Company also provides a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions and become fully vested in the Company's contributions over a seven-year period. Costs relating to the employer discretionary contributions for the Company's defined contribution plan totaled $991, $1,224 and $1,053, in 1999, 1998 and 1997, respectively.

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Stockholders and Board of Directors of Centex Construction Products,
Inc.:

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centex Construction Products, Inc. and subsidiaries as of March 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP


Dallas, Texas,
May 3, 1999

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION



FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

Record earnings in each of its product lines, particularly gypsum wallboard, resulted in Centex Construction Products, Inc. reporting the highest net earnings in its history for fiscal 1999.

   Consolidated revenues for fiscal 1999 totaled $336.1 million, a 13% gain over $297.3 million in fiscal 1998. Increased sales volume and higher sales price in all segments generated the revenue gain. Benefitting from increased sales volume and higher operating margins in each of its product lines, operating earnings of $122.5 million improved 36% over fiscal 1998 operating earnings of $90.3 million. Corporate overhead of $4.4 million increased 15% over fiscal 1998 mainly due to higher incentive compensation. Higher invested cash balances resulted in $3.0 million of net interest income in fiscal 1999, increasing $1.2 million over fiscal 1998. The company's effective fiscal 1999 tax rate of 36.2% increased from 36.0% in fiscal 1998 due to higher state income taxes. As a result of the foregoing, fiscal 1999 net earnings of $77.3 million increased 37% over $56.5 million in fiscal 1998, the fifth consecutive year of record net earnings. Diluted fiscal 1999 earnings per share of $3.71 increased 45% from $2.56 for fiscal 1998. Diluted earnings per share for fiscal 1999 increased more than net earnings due to fewer average shares outstanding in fiscal 1999.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                                   GYPSUM
                            CEMENT                WALLBOARD               CONCRETE            AGGREGATES
                             (TON)                  (MSF)               (CUBIC YARD)             (TON)
                       -----------------    ---------------------    -------------------   ----------------
                        1999       1998       1999         1998       1999        1998      1999      1998
                       ------     ------    --------     --------    -------     -------   ------    ------

SALES VOLUME

   (THOUSANDS)          2,218      2,153       1,155        1,089        706         672    2,916     2,592

AVERAGE NET

   SALES PRICE         $68.75     $65.19    $ 122.55     $ 109.01    $ 49.78     $ 47.33   $ 4.02    $ 3.93

OPERATING

   MARGIN              $25.62     $22.34    $  48.97     $  32.88    $  7.08     $  5.12   $ 0.81    $ 0.41

   Cement. Cement revenues of $152.5 million for fiscal 1999 were 9% higher than $140.3 million for the prior fiscal year. Operating earnings increased 18% to $56.8 million from $48.1 million in fiscal 1998 due to a 3% increase in sales volume and a 15% gain in operating margins. Sales volume of 2.22 million tons was 65,000 tons higher than last fiscal year's record high sales volume primarily due to favorable weather and strong sales volume at the western region cement plants. All plants operated at capacity and were again "sold out." The Company purchased 152,000 tons of cement in fiscal 1999, up 23,000 tons from last fiscal year, to supplement its manufactured cement shipments. Record U.S. cement consumption resulted in average net pricing of $68.75 per ton, increasing 5.5% over $65.19 per ton in fiscal 1998.

   Gypsum Wallboard. Gypsum wallboard revenues of $141.6 million for fiscal 1999 increased 19% over fiscal 1998 revenues of $118.7 million due to increased sales volume and higher average sales prices.

Segment operating earnings total $56.6 million for fiscal 1999, a 58% increase over $35.8 million for fiscal 1998. The operating earnings gain resulted from higher sales volume and a 49% improvement in operating margins. Gypsum wallboard fiscal 1999 sales volume of 1,155 million square feet ("MMSF") increased 6% over fiscal 1998 due to higher utilization rates at all three plants. The operating margin gain resulted from the combination of higher average sales prices and lower cost of sales. Gypsum wallboard fiscal 1999 average sales prices of $122.55 per thousand square feet ("MSF") increased 12.4% over $109.01 per MSF in fiscal 1998 as a result of record high industry consumption. The Company's plants operated at capacity during the fiscal year and ended the year with lower than normal inventory levels. Although the Albuquerque plant was down for a period of time during the year to tie-in the plant upgrade project, unit cost of sales declined 3% in fiscal 1999 to $73.58 per MSF, primarily due to the $2.3 million asset write down provision in fiscal 1998 relating to the Albuquerque plant upgrade project.

   Concrete and Aggregates. Revenues from concrete and aggregates were $46.9 million, up 12% from $42.0 million in fiscal year 1998. The revenue gain resulted from increased sales volume and higher average sales prices. Segment operating earnings of $7.4 million in fiscal 1999 increased 63% from $4.5 million in the prior fiscal year. Increased sales volume and higher operating margins generated the operating earnings gain. Concrete operating earnings of $5.0 million in fiscal 1999 were 45% greater than last fiscal year's earnings due to increased operating margins and higher sales volume. The operating margin gain resulted from the 5% increase in average concrete sale prices being partially offset by higher materials and operating costs. Concrete sales volume of 706,000 cubic yards in fiscal 1999 increased 5% over fiscal 1998 due to a strong Austin, Texas construction market. Aggregates operating earnings of $2.4 million for fiscal 1999 more than doubled the $1.1 million fiscal 1998 operating earnings due to increased sales volume and higher operating margins. Aggregates sales volume of 2.9 million tons increased 12.5% over fiscal 1998 sales volume due to higher Austin, Texas road construction aggregates sales. Operating margins increased 98% to $0.81 per ton due to higher net sales prices and reduced cost of sales, primarily due to a $700,000 decrease in legal costs resulting from the settlement of the Yuba Goldfields title dispute in fiscal 1998.

   Corporate Overhead. Corporate Overhead of $4.4 million increased $555,000 over last fiscal year due to additional corporate personnel and higher incentive compensation.

   Interest Income. Net interest income of $3.0 million for fiscal year 1999 increased $1.2 million over last fiscal year due to higher average invested cash balances during fiscal 1999.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

During fiscal 1998, consolidated revenues increased 24% to $297.3 million from $239.4 million in fiscal 1997. A combination of increased sales volume in all segments along with higher cement and gypsum wallboard sales prices generated the revenue gain. Operating earnings of $90.3 million increased 35% over fiscal 1997 operating earnings of $67.0 million primarily due to increased sales volumes and higher margins in the Cement and Gypsum Wallboard segments. Net interest income was $1.8 million in fiscal 1998 compared to $1.4 million in fiscal 1997 due to higher average investment cash balances this fiscal year. The Company's effective tax rate in fiscal 1998 was 36%, one percent higher than fiscal 1997 due to increased state income taxes. As a result of the foregoing, net earnings increased 35% to $56.5 million in fiscal 1998 from $41.8 million in fiscal 1997. Diluted earnings per share for fiscal 1998 increased 36% to $2.56 compared to $1.89 for fiscal 1997. Diluted earnings per share for fiscal 1998 increased more than net earnings as a result of fewer average shares outstanding in fiscal 1998 compared to fiscal 1997.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                                   GYPSUM
                            CEMENT                WALLBOARD               CONCRETE            AGGREGATES
                             (TON)                  (MSF)               (CUBIC YARD)             (TON)
                       -----------------    ---------------------    -------------------   ----------------
                        1998       1997       1998          1997      1998        1997      1998      1997
                       ------     ------    --------       ------    -------     -------   ------    ------

SALES VOLUME

   (THOUSANDS)          2,153      2,095       1,089          726        672         603    2,592     2,073

AVERAGE NET

   SALES PRICE         $65.19     $63.66    $ 109.01       $99.39    $ 47.33     $ 46.86   $ 3.93    $ 4.13

OPERATING

   MARGIN              $22.34     $19.00    $  32.88       $28.32    $  5.12     $  6.36   $ 0.41    $ 0.45

   Cement. Cement revenues for the fiscal year ended March 31, 1998 were $140.3 million, 5% higher than $133.3 million for the prior fiscal year. Segment operating earnings increased 21% to $48.1 million from $39.8 million for fiscal 1997 mainly due to an increase in sales volume and a 18% improvement in fiscal 1998's unit operating margins to $22.34 per ton. Sales volume of 2.15 million tons was 58,000 tons higher than fiscal 1997's high sales volume due to strong sales in the Texas and Illinois markets. All plants operated at capacity and were again "sold out." The Company purchased 129,000 tons of cement during fiscal 1998, down 56,000 tons from fiscal 1997, to supplement its fiscal 1998 manufactured cement shipments. Strong construction activity in the regions served by the Company resulted in price realizations increasing 2.5% to $65.19 per ton. Cement unit costs were 4% lower than in fiscal 1997 primarily due to a reduction in manufacturing cost and the cost impact of replacing 56,000 tons of more expensive purchased cement with lower costing manufactured cement.

   Gypsum Wallboard. Gypsum wallboard revenues increased 64% during fiscal 1998 to $118.7 million from $72.2 million in fiscal year 1997. As a result of increased sales volume and improved operating margins, segment operating earnings totaled $35.8 million for fiscal 1998, a 74% improvement over $20.6 million in fiscal 1997. Operating margins increased 16% to $32.88 per MSF over $28.32 per MSF in fiscal 1997 primarily due to higher average sales prices. Gypsum wallboard average sales prices increased $9.62 per MSF or 10% in fiscal 1998 to $109.01 per MSF as a result of high industry consumption. Gypsum wallboard sales volume of 1,089 million square feet ("MMSF") for fiscal 1998 increased 50% over fiscal 1997 primarily due to sales volume from the Eagle Gypsum plant acquired in the fourth quarter of fiscal 1997. The Company's wallboard plants operated at capacity during fiscal 1998. Unit costs increased 7% in fiscal 1998 from $71.07 per MSF in fiscal 1997 due to the combination of higher Eagle plant production cost and the $2.3 million asset write down provision resulting from the Albuquerque plant upgrade project.

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

   Interest Income. Net interest income of $1.8 million for fiscal year 1998 increased $465,000 over fiscal 1997 due to higher average investment cash balances.

LIQUIDITY AND CAPITAL RESOURCES

Each of the Company's business segments operates in capital-intensive industries. The Company at March 31, 1999 is virtually debt-free, has a cash balance of $50 million, and has a $35 million unsecured revolving credit facility in place to finance its working capital and capital expenditures needs.

   Working capital at March 31, 1999 was $66.6 million, a decrease of $11.1 million from March 31, 1998, principally due to a $12.4 million reduction in cash. Fiscal 1999 capital expenditures and stock repurchases exceeded cash flow from operating activities of $92.7 million by $13.0 million. During fiscal year 1999, the Company substantially completed three expansion projects: (i) a $16 million plant upgrade at its Albuquerque gypsum wallboard plant that increases annual plant capacity by 60 MMSF and accommodates 54" board production; (ii) an $18 million expansion of the Company's Eagle gypsum wallboard plant in Gypsum, Colorado that will add 240 MMSF to the plant's current annual capacity; and
(iii) a $20 million expansion of the 50% owned LaSalle, Illinois cement plant that will increase its annual clinker capacity by 75,000 tons and add a new 4,000 horsepower finish mill. The Albuquerque expansion project was completed during the third quarter of fiscal 1999. The Eagle project was completed early in the first quarter of fiscal 2000 and the Illinois project is expected to be completed during the first quarter of fiscal 2000. Capital expenditures for fiscal 1999 were $33.8 million compared to $13.1 million in fiscal 1998 as a result of the three expansion projects listed above. Stock repurchases during fiscal 1999 totaled $71.9 million and $23.5 million in fiscal 1998. Based on its financial condition and low debt levels at March 31, 1999, the Company believes that its internally generated cash flow coupled with funds available under its credit facility will enable the Company to provide adequately for its current operations and future growth.

STOCK REPURCHASE PROGRAM

Reflecting the Company's continuing confidence in its future performance, during the second quarter of fiscal 1999, and again on April 8, 1999, CXP's Board of Directors authorized the repurchase of an additional one million shares (two million shares total) of the Company's stock. A cumulative total of five million shares have been authorized for repurchase since the Company became publicly held in April 1994. The Company repurchased 1,954,100 shares from the public during fiscal 1999, bringing total shares repurchased from the public to 3,869,000. Centex Corporation owned 60.6% of the outstanding shares of CXP common stock at March 31, 1999. There are approximately 1,131,000 shares remaining under the Company's current authorization.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose approximately 1.6% in calendar 1998, 1.7% in 1997, and 3.3% in 1996. Prices of materials and services, with the exception of wallboard paper, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The impact of inflation on income from operations has been a factor along with increasing sales prices due to full or near full utilization of industry capacity during the three years ended March 31, 1999. These factors have enabled the Company to increase per unit profit margins for its products (other than concrete and aggregates) in each successive year.

YEAR 2000

The Company has a variety of operating systems, computer software program applications and computer hardware equipment, (collectively, "IT Systems") and other equipment with embedded electronic circuits, including applications that the Company uses in its administrative functions and in the operations of its various subsidiaries, (collectively the "Non-IT Systems," and together with the IT Systems, the "Systems"). Because resolution of Year 2000 issues is considered a priority of the Company, the Company, in conjunction with Centex Corporation created a Year 2000 Task Force (the "Task Force") to oversee the Company's Year 2000 compliance. The Task Force, consisting of members of Centex Corporation, the Company's management and accounting, financial planning, legal, and internal audit departments, has oversight of the information systems managers and other administrative personnel charged with implementing the Company's Year 2000 compliance program (collectively, the "Year 2000 Compliance Team").

   The Task Force has surveyed the Year 2000 Compliance Team regarding the Year 2000 compliance of the Systems. The surveys indicated that a small number of the Systems are not Year 2000 compliant. Affected Systems are primarily Non-IT Systems that are not critical to the operations of the Company and its subsidiaries. The Company and its subsidiaries have replaced many of these Systems and are in the process of replacing others. All non-compliant Systems should be replaced no later than the second quarter of fiscal 2000 (i.e. the quarter ending September 30, 1999). In substantially all of the cases, the replacement or upgrading of, or other changes to, the non-compliant Systems (i) has occurred or will occur for reasons unrelated to the non-compliance of the Systems and (ii) has not been accelerated as a result of the non-compliance of such Systems. To date, the timetable for addressing non-compliance of Systems has been substantially the same for both IT Systems and Non-IT Systems. The Company anticipates that this will continue to be the case as it sees its Year 2000 program through its completion.

   The Company does not believe (i) that the non-compliant Systems pose a material risk to the financial condition of the Company as a whole, or of the individual operations or subsidiaries that currently have non-compliant Systems or (ii) that the cost of replacing, upgrading or otherwise changing the non-compliant Systems is material to the Company as a whole, or to the individual subsidiaries. The Company has used, and believes that it will be able to continue to use, internally generated cash to fund the correction of Systems that are not compliant. The costs for the consultation and expected future costs are inmaterial.

   In order to further confirm the Company's Year 2000 readiness, the Task Force has engaged the services of a third-party consulting firm to evaluate its Year 2000 readiness program. The consulting firm's review was completed during the fourth quarter of fiscal 1999. The firm's conclusions are consistent with the Company's internal determinations of its Year 2000 readiness. The Task Force is implementing the consulting firm's recommendations for achieving Year 2000 compliance.

   The Task Force is presently developing its Year 2000 contingency plan. The Task Force has completed many of the preliminary components of the contingency plan and anticipates that the entire contingency plan will be completed no later than September 30, 1999.

   As a result of the Company's Year 2000 compliance program, the Company believes that it is highly unlikely that any interruption to its operations resulting from a compliance failure will have a material adverse effect on the Company's operations or financial condition. Achieving Year 2000 compliance is dependent on many factors, however, and some of these factors are not completely within the Company's control. Although the Company and its subsidiaries obtain information, materials and services from numerous sources and provide goods and services to numerous customers, the failure of these third-parties (including U.S. government agencies) to achieve Year 2000 readiness may adversely impact the Company's operations.

   The Company believes the most likely Year 2000 worst-case scenario would be the failure of some significant vendors, subcontractors or third parties to achieve compliance, resulting in a slowdown of the Company's operations. The Company is not aware of any such third parties that are not Year 2000 compliant. In order to address the potential non-compliance of third parties affecting the Company's operations, the Company will continue to survey its largest customers, subcontractors, and vendors by sending requests for disclosure of Year 2000 readiness. The Company has surveyed many of its largest customers, subcontractors and vendors during the last year and anticipates completing such survey by September 1999.

YEAR 2000 FORWARD-LOOKING STATEMENTS

Certain statements in this section, other than historical information, are "forward-looking" statements. See "Forward-Looking Statements", below. These statements involve risks and uncertainties relative to the Company's ability to assess and remediate any Year 2000 compliance issues, the ability of third parties to correct material non-compliant systems and the Company's assessment of the Year 2000 issue's impact on its financial results and operations.

FORWARD-LOOKING STATEMENTS

Certain sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when the Company is discussing its beliefs, estimates or expectations. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Therefore, actual results and outcomes may differ materially from what is expressed or forecasted in such forward-looking statements. The principal risks and uncertainties that may affect the operations, performance, development and results of the Company's business include the following: the cyclical and seasonal nature of the Company's business; public infrastructure expenditures; adverse weather; availability of raw materials; unexpected operational difficulties; governmental regulation and changes in governmental and public policy; changes in economic conditions specific to any one or more of the Company's markets; competition; general economic conditions and interest rates. Other risks and uncertainties could also affect the outcome of the forward-looking statements.

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

SUMMARY OF SELECTED FINANCIAL DATA



(UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                  FOR THE YEARS ENDED MARCH 31,
                                      ---------------------------------------------------------
                                        1999        1998       1997        1996         1995
                                      ---------    ---------  ---------   ---------   ---------

REVENUES                              $ 336,073    $ 297,322  $ 239,380   $ 222,594   $ 194,313

NET EARNINGS                          $  77,289    $  56,533  $  41,799   $  33,944   $  21,820

TOTAL ASSETS                          $ 364,683    $ 351,112  $ 305,637   $ 269,575   $ 250,103

TOTAL LONG-TERM DEBT                  $     480    $     560  $     640   $     720   $  24,500

TOTAL DEBT                            $     480    $     560  $   2,640   $     720   $  24,500

DEFERRED INCOME TAXES                 $  25,158    $  22,250  $  18,835   $  14,344   $   6,705

STOCKHOLDERS' EQUITY                  $ 279,920    $ 274,803  $ 239,436   $ 216,462   $ 183,405

TOTAL DEBT AS A PERCENT OF TOTAL
   CAPITALIZATION (TOTAL DEBT,
   DEFERRED INCOME TAXES AND
   STOCKHOLDERS' EQUITY)                    0.2%         0.2%       1.0%        0.3%       11.4%

NET EARNINGS AS A PERCENT OF
   BEGINNING STOCKHOLDERS' EQUITY          28.1%        23.6%      19.3%       18.5%       12.8%

PER COMMON SHARE -

   DILUTED NET EARNINGS(1)            $    3.71    $    2.56  $    1.89   $    1.47   $    0.95

   CASH DIVIDENDS(2)                  $    0.20    $    0.20  $    0.20   $    0.05          --

   BOOK VALUE BASED ON SHARES
     OUTSTANDING AT YEAR END(1)       $   14.18    $   12.77  $   10.89   $    9.42   $    7.99

STOCK PRICES(1)

   HIGH                               $  45 1/8    $      39  $      20   $  15 1/2   $  14 3/8

   LOW                                $  31 1/4    $      18  $  12 1/2   $  11 3/8   $   8 7/8

                                                     FOR THE YEARS ENDED MARCH 31,
                                      --------------------------------------------------------
                                        1994       1993        1992        1991        1990
                                      ---------  ---------   ---------   ---------   ---------

REVENUES                              $ 166,826  $ 136,526   $ 129,832   $ 142,188   $ 126,358

NET EARNINGS                          $  10,240  $   3,112   $     713   $   1,118   $   3,911

TOTAL ASSETS                          $ 257,315  $ 258,994   $ 267,303   $ 267,654   $ 238,817

TOTAL LONG-TERM DEBT                  $  15,585  $  34,519   $  37,713   $  47,094   $  24,085

TOTAL DEBT                            $  16,200  $  38,943   $  49,308   $  52,322   $  28,521

DEFERRED INCOME TAXES                 $  37,925  $  36,224   $  35,881   $  31,553   $  31,977

STOCKHOLDERS' EQUITY                  $ 170,839  $ 160,599   $ 157,487   $ 156,774   $ 155,656

TOTAL DEBT AS A PERCENT OF TOTAL
   CAPITALIZATION (TOTAL DEBT,
   DEFERRED INCOME TAXES AND
   STOCKHOLDERS' EQUITY)                    7.2%      16.5%       20.3%       21.7%       13.2%

NET EARNINGS AS A PERCENT OF
   BEGINNING STOCKHOLDERS' EQUITY           6.4%       2.0%        0.5%        0.7%        2.6%

PER COMMON SHARE -

   DILUTED NET EARNINGS(1)            $    0.45  $    0.14   $    0.03   $    0.05   $    0.17

   CASH DIVIDENDS(2)                         --         --          --          --          --

   BOOK VALUE BASED ON SHARES
     OUTSTANDING AT YEAR END(1)       $    7.43  $    6.98   $    6.85   $    6.82   $    6.77

STOCK PRICES(1)

   HIGH                                      --         --          --          --          --

   LOW                                       --         --          --          --          --


(1) PRIOR TO APRIL 1994, CXP WAS A WHOLLY-OWNED SUBSIDIARY OF CENTEX CORPORATION AND ACCORDINGLY DID NOT REPORT PER SHARE INFORMATION. TO FACILITATE COMPARISONS BETWEEN PERIODS, PER SHARE DATA FOR 1994 HAS BEEN PRESENTED USING THE 23,000,000 SHARES OUTSTANDING IMMEDIATELY AFTER THE INITIAL PUBLIC OFFERING.

(2) DECLARED INITIAL QUARTERLY CASH DIVIDEND OF FIVE CENTS PER SHARE ON MARCH 12, 1996.

CENTEX CONSTRUCTION PRODUCTS, INC. AND SUBSIDIARIES

QUARTERLY RESULTS

(UNAUDITED) (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              MARCH 31,
                                        ----------------------
                                         1999            1998
                                        -------        -------

 FIRST QUARTER
    REVENUES                            $79,846        $77,954
    EARNINGS BEFORE INCOME TAXES        $26,961        $23,406
    NET EARNINGS                        $17,255        $15,097
    DILUTED EARNINGS PER SHARE          $  0.80        $  0.68

 SECOND QUARTER
    REVENUES                            $91,776        $83,412
    EARNINGS BEFORE INCOME TAXES        $34,968        $27,705
    NET EARNINGS                        $22,378        $17,770
    DILUTED EARNINGS PER SHARE          $  1.05        $  0.80

 THIRD QUARTER
    REVENUES                            $84,863        $70,510
    EARNINGS BEFORE INCOME TAXES        $32,037        $20,699
    NET EARNINGS                        $20,317        $13,235
    DILUTED EARNINGS PER SHARE          $  0.99        $  0.60

 FOURTH QUARTER
    REVENUES                            $79,588        $65,446
    EARNINGS BEFORE INCOME TAXES        $27,161        $16,523
    NET EARNINGS                        $17,339        $10,431
    DILUTED EARNINGS PER SHARE          $  0.87        $  0.48

[PHOTO]

BOARD OF
DIRECTORS

Robert L. Clarke (2, 3)
Partner
Bracewell & Patterson,
L.L.P.

O.G. Dagnan (1)
Chairman and
Chief Executive Officer

Laurence E. Hirsch (1, 2, 4)
Chairman and
Chief Executive Officer,
Centex Corporation

David W. Quinn (1, 4)
Vice Chairman,
Centex Corporation

Harold K. Work (2, 3)
President, Elk
Corporation
Chairman, President,
and CEO,
Elcor Corporation

(Numbers in parentheses indicate Board
Committees)

(1) Executive Committee

(2) Compensation Committee

(3) Audit Committee

(4) Stock Option Committee

CENTEX CONSTRUCTION
PRODUCTS, INC.

O.G. Dagnan
Chairman and
Chief Executive Officer

Richard D. Jones, Jr.
President and
Chief Operating Officer

H.D. House
Executive Vice President-
Gypsum

Steven R. Rowley
Executive Vice President-
Cement

Arthur R. Zunker, Jr.
Senior Vice President-
Finance,
Treasurer and
Chief Financial Officer

Rodney E. Cummickel
Vice President

Walter W. Rowe
Vice President

Hubert L. Smith, Jr.
Vice President

AMERICAN GYPSUM
COMPANY

H.D. House
President

David P. Emanuel
Vice President

Kerry G. Gannaway
Vice President

Geoff  W. Gray
Vice President

Board of Directors, from left:
standing - Robert L. Clarke,
Harold K. Work, David W. Quinn;
seated - O.G. Dagnan,
Laurence E. Hirsch

CENTEX MATERIALS,
INC.

James E. Bailey
President

Mark J. Hamilton
Vice President

J. David Loftis
Vice President

ILLINOIS CEMENT
COMPANY

Wayne W. Emmer
President

Thomas F. Clarke
Vice President

Frank P. Koeppel
Vice President

MATHEWS
READYMIX, INC.

Craig J. Callaway
President

James D. Elliott
Vice President

MOUNTAIN CEMENT
COMPANY

W. Jerald Hoyle
President

John R. Bremner
Vice President

George B. Coates
Vice President

NEVADA CEMENT
COMPANY

W. Jerald Hoyle
President

John R. Bremner
Vice President

Ronald L. Gross
Vice President

TEXAS-LEHIGH
CEMENT COMPANY

Gerald J. Essl
President

R. Lee Hunter
Vice President

Larry E. Roberson
Vice President

WESTERN
AGGREGATES, INC.

Craig J. Callaway
President

James D. Elliott
Vice President

Executive Officers, from left:
standing - H.D. House,
Arthur R. Zunker, Jr.,
Steven R. Rowley;
seated - Richard D. Jones, Jr.,
O.G. Dagnan

[PHOTO]

CORPORATE HEADQUARTERS
3710 Rawlins Street
Suite 1600, LB 78
Dallas, Texas 75219
(214) 559-6514 (Telephone)
(214) 559-6554 (Fax)


TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (Toll-Free)

STOCK LISTINGS

New York Stock Exchange
Ticker Symbol "CXP"


ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Thursday, July 15, 1999 at 10:00 a.m. in the Red Oak Room at the Sheraton Suites Market Center, 2101 Stemmons Freeway, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to ChaseMellon Shareholder Services, L.L.C. at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.

STOCK PRICES AND DIVIDENDS

                    FISCAL YEAR ENDED MARCH 31, 1999                FISCAL YEAR ENDED MARCH 31, 1998
                 ---------------------------------------         --------------------------------------
                         PRICE                                          PRICE
                 --------------------                            -------------------
QUARTER          HIGH             LOW          DIVIDENDS         HIGH            LOW          DIVIDENDS
-------          ----             ---          ---------         ----            ---          ---------


 FIRST         $42 3/4         $35 3/8          $0.05            $21 1/2        $18             $0.05

 SECOND        $45 1/8         $34 3/4          $0.05            $31 1/2        $20             $0.05

 THIRD         $41             $31 1/4          $0.05            $32 5/8        $26 7/8         $0.05

 FOURTH        $40 15/16       $33 15/16        $0.05            $39            $29 1/2         $0.05


THE COMMON STOCK OF CENTEX CONSTRUCTION PRODUCTS, INC. IS TRADED ON THE NEW YORK STOCK EXCHANGE (TICKER SYMBOL CXP). THE APPROXIMATE NUMBER OF RECORD HOLDERS OF THE COMMON STOCK OF CXP AS OF MAY 28, 1999 WAS 263. THE CLOSING PRICE OF CXP'S COMMON STOCK ON THE NEW YORK STOCK EXCHANGE ON MAY 28, 1999 WAS $35 7/8.

                                                                             39