Form 10-K405, Exhibit 13
period 2000-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 2000-06-21
CIK 918646

                                                                      EXHIBIT 13

                  A solid foundation for transition and growth

                                6th RECORD YEAR

                       Centex Construction Products, Inc.






                              [Drawing of a tree]






                               2000 ANNUAL REPORT

                                       Centex Construction Products, Inc.
                                       (NYSE: CXP) produces and distributes
                                       building materials used to construct
                                       the nation's homes, commercial and
                                       industrial buildings, and infrastructure.
                                       CXP is one of two publicly held companies operating in the Cement, Gypsum Wallboard, and Concrete and Aggregates industries. At March 31, 2000, CXP was 64.4%-owned by Centex Corporation.







Stock Prices and Dividends

             Fiscal Year Ended March 31, 2000        Fiscal Year Ended March 31, 1999
          ---------------------------------------------------------------------------
                   Price                                 Price
          --------------------------------------------------------------
Quarter      High         Low       Dividends       High         Low       Dividends
-------   ----------   ----------   ----------   ----------   ----------   ----------
First     $ 39 1/2     $ 33         $     0.05   $ 42 3/4     $ 35 3/8     $     0.05
Second    $ 41 13/16   $ 34 11/16   $     0.05   $ 45 1/8     $ 34 3/4     $     0.05
Third     $ 39         $ 33 1/16    $     0.05   $ 41         $ 31 1/4     $     0.05
Fourth    $ 39         $ 22 5/8     $     0.05   $ 40 15/16   $ 33 15/16   $     0.05

The common stock of Centex Construction Products, Inc. is traded on the New York Stock Exchange (ticker symbol CXP). The approximate number of record holders of the common stock of CXP as of May 31, 2000 was 305. The closing price of CXP's common stock on the New York Stock Exchange on May 31, 2000 was $30.00.

                       Centex Construction Products, Inc.

                                     CEMENT

CXP's four manufacturing plants and network of 11 distribution terminals produce and market Cement in the western half of the United States. Annual production capacity, net of two joint-venture partners' interests, is approximately 2.1 million tons, or about 2.3% of the nation's total capacity. CXP is the fourth largest domestically owned Cement manufacturer and the twelfth largest Cement producer in the U.S.

                                GYPSUM WALLBOARD

CXP's Gypsum Wallboard operation, which includes three facilities located in New Mexico and Colorado, is the nation's fifth largest Wallboard producer. Together, the plants have a total annual production capacity of approximately 1.5 billion square feet, representing about 4.7% of total U.S. capacity. During fiscal 2000, CXP's Gypsum Wallboard production was shipped by rail and by truck to a total of 39 states throughout the continental United States.

                             CONCRETE AND AGGREGATES

CXP's Concrete and Aggregates operations consist of 10 Readymix Concrete batch plants, approximately 114 Readymix trucks and three Aggregates production facilities, all of which are located in northern California and central Texas. CXP's northern California Aggregates deposit is believed to be the largest single permitted Aggregates deposit in that area. CXP's Aggregates operation's total annual single shift production capacity is approximately 3.7 million tons.

                                Table of Contents

Financial Highlights                                        2

Letter to Our Shareholders                                  3

Review of Operations                                        8

Financial Information                                      15

               Centex Construction Products, Inc. and Subsidiaries

                              Financial Highlights
                  (amounts in thousands, except per share data)

                                          For the Years Ended March 31,
                               ----------------------------------------------------
                                 2000       1999       1998       1997       1996
                               --------   --------   --------   --------   --------
Revenues                       $418,695   $336,073   $297,322   $239,380   $222,594

Earnings Before Income Taxes   $170,177   $121,127   $ 88,333   $ 64,406   $ 52,304

Net Earnings                   $108,232   $ 77,289   $ 56,533   $ 41,799   $ 33,944

Diluted Earnings Per Share     $   5.63   $   3.71   $   2.56   $   1.89   $   1.47

Cash Dividends Per Share(1)    $   0.20   $   0.20   $   0.20   $   0.20   $   0.05

Debt                           $    400   $    480   $    560   $  2,640   $    720

Stockholders' Equity           $340,472   $279,920   $274,803   $239,436   $216,462

Average Diluted Shares
   Outstanding                   19,211     20,832     22,063     22,174     23,023

Book Value Per Share
   At Year End                 $  18.33   $  14.18   $  12.77   $  10.89   $   9.42


(1) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.

                               To Our Shareholders

                                     TO OUR
                                  SHAREHOLDERS

Fiscal 2000, CXP's sixth consecutive year of stellar financial results, was also a period of significant operational and strategic achievement for the Company - establishing a firm foundation for our future growth.

o Net earnings, earnings per share, operating earnings and revenues for fiscal 2000 all reached record levels.

o  CXP's gross operating margin rose to 41% in fiscal 2000 from 36% in fiscal
   1999.

o For fiscal 2000, CXP's annualized rate of return on beginning stockholders' equity was 38.7% versus 28.1% for fiscal 1999.

o  At March 31, 2000, CXP had $96 million in cash and $340 million of equity.

o Record production was reported by CXP's Gypsum Wallboard operations, three of our four Cement plants and both Aggregates facilities.

o During fiscal 2000, we completed three major expansion and renovation projects.

o In preparation for the next phase of CXP's growth, we added a mergers and acquisitions team.

CXP's fiscal 2000 net earnings reached an all-time high $108.2 million or $5.63 per diluted share, 40% and 52% higher, respectively, than fiscal 1999's record earnings of $77.3 million or $3.71 per diluted share. Fiscal 2000 revenues were also a record, increasing 25% to $418.7 million from $336.1 million a year ago.


          [Bar graph indicating                 [Bar graph indicating
          growth in revenues from               growth in net earnings from
          1995 to 2000]                         1995 to 2000]

                               To Our Shareholders

The key to this year's outstanding performance was CXP's Gypsum Wallboard segment, which posted all-time-high operating earnings of $107.6 million - a 90% gain over last year. Fueled by favorable market conditions, wallboard pricing reached record levels. This pricing, coupled with a 30% expansion in our Gypsum Wallboard manufacturing capacity, lifted operating margins to 51% in fiscal 2000 compared to 40% in the prior year.

Although CXP's Cement operations achieved a 3% sales volume gain, operating earnings of $53.0 million for fiscal 2000 were 7% less than last year's record results. Sales volume and slightly higher pricing was more than offset by a 10% decline in operating margins, due mostly to maintenance and downtime at the Wyoming facility and an increase in lower-margin purchased cement sales. Our Texas, Illinois and Nevada plants each reported all-time-high production, and in the fourth quarter our Cement operations collectively produced at a rate that, annualized, would have exceeded fiscal 1999's record. The Wyoming kiln was upgraded and a new finish mill at the Illinois plant came on line early in the fiscal year. Both projects have been performing above design capacities.

CXP's Concrete and Aggregates businesses reported operating earnings of $9.3 million for fiscal 2000, 26% higher than in fiscal 1999. Robust conditions in our northern California and Texas markets necessitated extended hours of operation at both of our Aggregates quarries. Fiscal 2000 Aggregates production rose 26% over last year and product pricing increased 7%. To take advantage of the expanding Austin, Texas economy, CXP brought on line a new quarry north of Austin that will initially serve the road construction market. In addition, we continued to add Concrete delivery trucks to our Readymix fleets at both our Austin and northern California operations to enable us to keep pace with demand.



               [Bar graph indicating                   [Bar graph indicating
                growth in operating                      growth in diluted
                  margin from 1995                       earnings per share
                     to 2000]                            from 1995 to 2000]

                               To Our Shareholders

                                                             During fiscal 2000,
                                                             CXP continued to
                                                             cultivate its
                                                             Aggregates growth
                                                             strategy.


                        [Drawing of an aggregates sack]

                               To Our Shareholders

CXP's focus during the past six years has been to maximize the operational opportunities and profitability of our existing base of assets. Having surpassed the goals we originally set, we are focusing our energies in a new direction: actively seeking acquisitions in other major construction markets and adding greenfield or expansion operations in our existing markets. Our strong balance sheet leaves CXP well-positioned to make significant acquisitions or expansions without overleveraging the Company.

CXP will actively continue to seek growth opportunities in its core Cement and Gypsum Wallboard businesses, while maintaining its long standing philosophy of investing capital in existing assets in order to improve efficiencies and remain a low-cost producer.

To accelerate its development, CXP will focus on growing Aggregates into a significant third line of business. This makes sense strategically because the aggregates industry is dominated by hundreds of small- to medium-sized companies, so there are many acquisition candidates and the transaction sizes are well matched with CXP's financial capabilities. In addition, publicly traded aggregates businesses are more highly valued by investors than are cement or wallboard businesses.

To help CXP meet the challenges of growing our businesses, and, as appropriate, downstream value-added products, we have added two Business Development personnel and a senior Aggregates operating executive to CXP's corporate staff. We also have retained seasoned investment consultants to assist the growth of CXP's Aggregates business.

During fiscal 2000, CXP's Board of Directors authorized the repurchase of a total of 1,688,630 shares of stock. CXP purchased 1,224,600 shares of its stock during the year, leaving approximately 594,800 shares remaining at March 31, 2000 under the Company's current authorization.



                [Bar graph indicating                 [Bar graph indicating
                 growth in stockholders'                growth in EBITDA
                   equity from 1995                     from 1995 to 2000]
                       to 2000]

                               To Our Shareholders


                  [Photograph of Larry Hirsch and Dick Jones]
    Larry Hirsch and Dick Jones at CXP's Aggregates operation in Buda, Texas.

We want to recognize an exceptional individual, CXP's former Chairman and Chief Executive Officer Greg Dagnan, whose leadership positioned CXP to achieve its current level of success. After guiding CXP since 1990, including during the Company's Initial Public Offering in 1994, Greg announced his retirement at CXP's annual shareholders' meeting last July. Greg had an extremely successful and productive career at CXP and, under his guidance, CXP's financial performance reached the highest level in the industry. We salute Greg for his extraordinary contributions to the CXP organization.

Dick Jones, who joined CXP as Executive Vice President and Chief Operating Officer in 1990 and became President in fiscal 1998, was elected Chief Executive Officer when Greg retired. Larry Hirsch, Chairman and CEO of Centex Corporation, which is CXP's majority shareholder, became CXP's Chairman.

Many other people continue to demonstrate their dedication to helping CXP achieve its goals. We are especially grateful to all of our employees whose efforts have been instrumental in CXP's success. In addition, we appreciate our relationships with our many long-time customers.

CXP enters the new millennium with seasoned management, excellent low-cost facilities, and exciting prospects for growth. Although we face near-term challenges, including the expansion of gypsum wallboard and cement capacity and cement imports, we believe CXP is well-positioned to continue to grow and prosper in fiscal 2001 and beyond.

/s/ RICHARD D. JONES JR.             /s/ LAURENCE E. HIRSCH
Richard D. Jones, Jr.                Laurence E. Hirsch
President and                        Chairman
Chief Executive Officer
                                     May 31, 2000

                                   Operations

                               A CROSS SECTION OF
                                  OPPORTUNITIES

Sustained, profitable growth. It's the standard by which all successful companies are measured. At Centex Construction Products, the growth of our operations is a dynamic process - the successful result of solid core competencies complemented by the addition of new resources as we adapt to the ever-changing business environment.

CXP has grown in careful, strategic steps. Our Cement operations, which provided a solid business foundation for many years, remain at the heart of the Company. Our Gypsum Wallboard operations, which were added in response to an expanding construction market, in recent years have provided valuable growth for CXP.

As our Cement and Gypsum Wallboard operations mature, we continue to seek new opportunities for expansion, the most promising of which are in the Aggregates business. Dominated by small regional companies, this segment of the construction market remains fragmented, creating significant opportunities for targeted acquisitions.

Whatever the business climate, CXP's balanced mix of businesses and our continued careful approach to sustainable growth leave our operations well-positioned to flourish, both now and in the years to come.



Our balanced mix of businesses                      [Bar graph indicating growth
has produced impressive growth                       in operating earnings from
during the past six years.                                 1995 to 2000]

                                   Operations

                                                             CXP's growth is
                                                             the result of solid
                                                             core competencies
                                                             complemented
                                                             by the addition of
                                                             new resources.





                     [Graphic of a cross section of a tree
                   indicating CXP's three lines of business,
                         aggregates, cement and gypsum]



      Aggregates                     Cement                       Gypsum

  Aggregates will be             Cement remains               Wallboard has

     a source of                 at the core of            provided growth for

   growth for CXP.             CXP's businesses.           CXP in recent years.

                                   Operations



 [Three photographs of three separate views of CXP's Wyoming cement plant kiln]

The kiln at the
Wyoming cement
plant was upgraded.




                                     CEMENT

CXP's Cement revenues rose 4% to $159.0 million in fiscal 2000 due to an increase in Cement sales volume and slightly higher Cement pricing. Operating earnings from Cement were $53.0 million, 7% less than last year's record level. The gains in sales volume and pricing were more than offset by a 10% decline in operating margins due to increased production costs at the Wyoming facility and a greater percentage this year of lower-margin purchased Cement sales to total sales.

CXP's Texas, Illinois and Nevada Cement plants all operated at capacity and were sold out for the twelfth consecutive year. The largest kiln at the Wyoming plant was down 35 days for major renovations, which included upgrading 300 feet of kiln shell.

This year's total Cement sales volume of 2.3 million tons was 3% higher than fiscal 1999's sales volume, primarily due to favorable weather and record cement industry consumption. In order to meet increased market demands and replace lost Wyoming manufactured Cement sales, CXP increased its purchased Cement sales by 85% to 281,000 tons.

                                   Operations

Although U.S. cement consumption reached a record high, CXP's fiscal 2000 average Cement net sales price rose to only $69.25 per ton, 1% higher than last year, primarily due to the conservative pricing policies of major producers, the increase in imported cement to 28% of U.S. consumption, and competition for market share.

Early in fiscal 2000, the 4,000-horsepower finished cement grinding mill project at the Illinois plant was completed on schedule and within budget. In addition, we completed an addition to the Illinois plant that already has increased the facility's annual clinker capacity by 12% and will allow for further capacity expansion. During the year, the Illinois plant purchased 73,000 tons of imported clinker and converted it to finished Cement, which helped offset lost production volume at the Wyoming plant.

                                GYPSUM WALLBOARD

CXP's Gypsum Wallboard revenues increased 48% to $209.3 million in fiscal 2000 due to increased sales volume and higher net sale prices. Operating earnings rose 90% to a record $107.6 million in fiscal 2000. The earnings gain resulted from an 18%



                    [Three photographs of views of the board
                      line and warehouse area at the Eagle
                            Gypsum Wallboard plant]

The board line and
the warehouse area at
the Eagle Gypsum
Wallboard plant have
been expanded.

                                   Operations

improvement in sales volume to 1,363 million square feet (MMSF) and a 61% increase in operating margins to $78.96 per thousand square feet (MSF). All three of CXP's Gypsum Wallboard plants operated at capacity.

The average net sales price of $153.57 per MSF was 25% higher than fiscal 1999's average price as the industry benefitted from record consumption and a tight demand/supply situation during most of calendar 1999. Gypsum Wallboard prices peaked in October 1999 and pricing began to soften during the fourth quarter of fiscal 2000 as new industry capacity came on line.

The $18 million expansion of the Eagle plant was completed at the beginning of the fiscal year. The project, which increased the plant's annual capacity by 60% to 640 MMSF, was completed ahead of schedule and within budget. The plant is currently operating at its rated capacity.

Both the Albuquerque and Bernalillo plants recorded all-time-high production volume for fiscal 2000. Taking advantage of last year's upgrade project, the Albuquerque plant increased its production of higher-margin specialty products during fiscal 2000.

                             CONCRETE AND AGGREGATES

Fiscal 2000 Concrete and Aggregates revenues of $55.5 million increased 18% due to higher sales volume and sales prices. Operating earnings from these operations rose 26% to an all-time-high $9.3 million. The gain resulted from increased sales volume and improved operating margins.

Concrete operating earnings of $5.9 million were 19% above prior year earnings. A strong Austin, Texas construction market helped generate fiscal 2000 sales volume of 788,000 cubic yards, 12% higher than last year. Our average Concrete net sales price of $52.07 per cubic yard was 5% higher than the sales price in fiscal 1999. During fiscal 2000, CXP increased its fleet of Readymix trucks by 12% in order to meet increased market demands in both Texas and California.

                                   Operations

Fiscal 2000's Aggregates operating earnings of $3.3 million were 41% higher than last year's earnings due to increased sales volume and higher operating margins. Aggregates sales volume of 3.4 million tons was 16% higher than last year, primarily due to a 35% increase in sales volume at the northern California plant. Both facilities recorded all-time-high production volume in fiscal 2000. The Aggregates net sales price of $4.29 per ton this year was 7% higher than in fiscal 1999, and the Aggregates per-ton operating margin of $0.99 this year was a 22% improvement over last year's margin.

Late in fiscal 2000, first phase operations commenced at the new Aggregates facility located in Georgetown, north of Austin, Texas. The plant is currently capable of producing road construction aggregates only. Evaluations are under way to add a second processing plant capable of producing concrete aggregates and other products. The full impact of this operation will not be realized until fiscal 2002.



   [Three photographs of three separate views of CXP's Aggregates facility in
                               Georgetown Texas]


The Georgetown, Texas
Aggregates facility began
mining, crushing and
production operations.

                               Strategic Locations

CXP's strategically located facilities in geographically diverse areas reduce our dependence on any one market. Our Cement operation includes four plants, two of which are 50%-owned with joint-venture partners, and 11 Cement distribution terminals. CXP's Gypsum Wallboard operation consists of three Gypsum Wallboard plants, four Gypsum Wallboard reload centers and one Gypsum Wallboard distribution center. Our Concrete and Aggregates group includes 10 Readymix Concrete batch plant locations and three Aggregates processing operations.

The principal markets for CXP's Cement products are Texas, northern Illinois (including Chicago), the Rocky Mountain area, northern Nevada and northern California. Our Gypsum Wallboard is distributed throughout the continental United States. CXP's Concrete and Aggregates are sold to local readymix concrete producers and paving contractors in the Austin, Texas market and in northern California.


     [Map of the United States depicting the locations of CXP's facilities]


MAJOR FACILITIES

Cement Plants

o  Illinois Cement Company - LaSalle, Illinois*

o  Mountain Cement Company - Laramie, Wyoming

o  Nevada Cement Company - Fernley, Nevada

o  Texas-Lehigh Cement Company - Buda, Texas*

Gypsum Wallboard Plants

o  American Gypsum Company - Albuquerque and
   Bernalillo, New Mexico and Gypsum, Colorado

Concrete and Aggregates Plants

o  Centex Materials, Inc. - Austin and Buda, Texas

o  Mathews Readymix, Inc. - Marysville, California

o  Western Aggregates, Inc. - Marysville, California


* 50%-owned with joint-venture partners

                                   Financials

                                    FINANCIAL
                                   INFORMATION

Statements of Consolidated Earnings                                           16

Consolidated Balance Sheets                                                   17

Statements of Consolidated Cash Flows                                         18

Statements of Comprehensive Earnings                                          19

Statements of Consolidated Stockholders' Equity                               20

Notes to Consolidated Financial Statements                                    21

Report of Independent Public Accountants                                      33

Management's Discussion and Analysis of Results
   of Operations and Financial Condition                                      34

Summary of Selected Financial Data                                            40

Quarterly Results                                                             42

Board of Directors and Officers                                               43

Corporate Information                                                         44

               Centex Construction Products, Inc. and Subsidiaries

                       Statements of Consolidated Earnings
                  (dollars in thousands, except per share data)

                                              For the Years Ended March 31,
                                          --------------------------------------
                                             2000          1999          1998
                                          ----------    ----------    ----------
REVENUES
   Cement                                 $  158,966    $  152,460    $  140,326
   Gypsum Wallboard                          209,320       141,571       118,718
   Concrete and Aggregates                    55,490        46,860        42,004
   Other, net                                  1,231         1,717         1,939
   Less: Intersegment Sales                   (6,312)       (6,535)       (5,665)
                                          ----------    ----------    ----------
                                             418,695       336,073       297,322
                                          ----------    ----------    ----------

COSTS AND EXPENSES
   Cement                                    105,961        95,635        92,245
   Gypsum Wallboard                          101,696        85,001        82,905
   Concrete and Aggregates                    46,227        39,510        37,501
   Less: Intersegment Purchases               (6,312)       (6,535)       (5,665)
   Corporate General and Administrative        4,683         4,380         3,825
   Interest Income, net                       (3,737)       (3,045)       (1,822)
                                          ----------    ----------    ----------
                                             248,518       214,946       208,989
                                          ----------    ----------    ----------

EARNINGS BEFORE INCOME TAXES                 170,177       121,127        88,333
   Income Taxes                               61,945        43,838        31,800
                                          ----------    ----------    ----------

NET EARNINGS                              $  108,232    $   77,289    $   56,533
                                          ==========    ==========    ==========

EARNINGS PER SHARE
   Basic                                  $     5.66    $     3.73    $     2.58
                                          ==========    ==========    ==========
   Diluted                                $     5.63    $     3.71    $     2.56
                                          ==========    ==========    ==========


See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

                           Consolidated Balance Sheets
                             (dollars in thousands)

                                                                  March 31,
                                                          ------------------------
                                                             2000          1999
                                                          ----------    ----------
ASSETS
Current Assets -
   Cash and Cash Equivalents                              $   96,170    $   49,646
   Accounts and Notes Receivable, net                         54,459        43,192
   Inventories                                                38,582        33,030
                                                          ----------    ----------
     Total Current Assets                                    189,211       125,868
                                                          ----------    ----------

Property, Plant and Equipment                                413,933       392,302
   Less: Accumulated Depreciation                           (178,033)     (163,745)
                                                          ----------    ----------
     Property, Plant and Equipment, net                      235,900       228,557
                                                          ----------    ----------

Notes Receivable, net                                            367           664
Other Assets                                                  12,661         9,594
                                                          ----------    ----------
                                                          $  438,139    $  364,683
                                                          ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities -
   Accounts Payable                                       $   22,348    $   18,276
   Accrued Liabilities                                        49,112        40,849
   Income Taxes Payable                                        1,447            --
   Current Portion of Long-term Debt                              80            80
                                                          ----------    ----------
     Total Current Liabilities                                72,987        59,205
                                                          ----------    ----------

Long-term Debt                                                   320           400
Deferred Income Taxes                                         24,360        25,158
Stockholders' Equity -
   Common Stock, Par Value $0.01;
   Authorized 50,000,000 Shares; Issued and Outstanding
     18,571,732 and 19,744,465 Shares, respectively              186           197
   Capital in Excess of Par Value                             20,302        62,376
   Accumulated Other Comprehensive Loss                       (1,789)           --
   Retained Earnings                                         321,773       217,347
                                                          ----------    ----------
     Total Stockholders' Equity                              340,472       279,920
                                                          ----------    ----------
                                                          $  438,139    $  364,683
                                                          ==========    ==========


See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

                      Statements of Consolidated Cash Flows
                             (dollars in thousands)

                                                              For the Years Ended March 31,
                                                          --------------------------------------
                                                             2000          1999          1998
                                                          ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Earnings                                           $  108,232    $   77,289    $   56,533
   Adjustments to Reconcile Net Earnings to
     Net Cash Provided by Operating Activities -
       Depreciation, Depletion and Amortization               18,589        16,187        15,880
       Asset Disposition Provision                                --           700         2,276
   (Increase) Decrease in Accounts and Notes Receivable      (10,970)       (6,252)        2,503
   Increase in Inventories                                    (5,552)         (493)       (1,055)
   Increase (Decrease) in Accounts Payable                     4,072          (128)        1,956
   Increase in Accrued Liabilities                             8,263         5,754         6,841
   Increase in Income Taxes Payable                            1,447            --            --
   Change in Deferred Income Tax Liability                       166         2,909         3,415
   Increase in Other Assets, net                              (5,620)       (3,219)         (234)
                                                          ----------    ----------    ----------
     Net Cash Provided by Operating Activities               118,627        92,747        88,115
                                                          ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Property, Plant and Equipment Additions, net              (28,019)      (33,806)      (13,092)
   Proceeds from Asset Dispositions                            1,946           960         5,525
                                                          ----------    ----------    ----------
     Net Cash Used in Investing Activities                   (26,073)      (32,846)       (7,567)
                                                          ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Reductions in Notes Payable                                    --            --        (2,000)
   Decrease in Other Long-term Debt                              (80)          (80)          (80)
   Proceeds from Stock Option Exercises                        1,148         3,806         6,727
   Retirement of Common Stock                                (43,233)      (71,861)      (23,531)
   Dividends Paid to Stockholders                             (3,865)       (4,210)       (4,386)
                                                          ----------    ----------    ----------
     Net Cash Used in Financing Activities                   (46,030)      (72,345)      (23,270)
                                                          ----------    ----------    ----------

NET INCREASE (DECREASE) IN
   CASH AND CASH EQUIVALENTS                                  46,524       (12,444)       57,278

CASH AND CASH EQUIVALENTS
   AT BEGINNING OF PERIOD                                     49,646        62,090         4,812
                                                          ----------    ----------    ----------

CASH AND CASH EQUIVALENTS
   AT END OF PERIOD                                       $   96,170    $   49,646    $   62,090
                                                          ==========    ==========    ==========


See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

                      Statements of Comprehensive Earnings
                             (dollars in thousands)

                                                       For the Years Ended March 31,
                                                   -------------------------------------
                                                      2000          1999         1998
                                                   ----------    ----------   ----------
NET EARNINGS                                       $  108,232    $   77,289   $   56,533

OTHER COMPREHENSIVE EARNINGS
 BEFORE TAX:
   Unrealized (Loss) on Investment in Securities
     Available-for-Sale, Before Income Taxes           (2,753)           --           --
                                                   ----------    ----------   ----------

COMPREHENSIVE EARNINGS,
 BEFORE INCOME TAXES                                  105,479        77,289       56,533

INCOME TAX BENEFIT RELATED
 TO OTHER ITEMS OF
 COMPREHENSIVE EARNINGS                                   964            --           --
                                                   ----------    ----------   ----------

COMPREHENSIVE EARNINGS                             $  106,443    $   77,289   $   56,533
                                                   ==========    ==========   ==========



See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

                 Statements of Consolidated Stockholders' Equity
                             (dollars in thousands)

                                        For the Years Ended March 31,
                                    --------------------------------------
                                       2000          1999          1998
                                    ----------    ----------    ----------
COMMON STOCK
   Balance at Beginning of Period   $      197    $      215    $      220
     Retirement of Common Stock            (11)          (18)           (5)
                                    ----------    ----------    ----------
   Balance at End of Period                186           197           215
                                    ----------    ----------    ----------

CAPITAL IN EXCESS OF PAR VALUE
   Balance at Beginning of Period       62,376       130,413       147,212
     Retirement of Common Stock        (43,222)      (71,843)      (23,526)
     Stock Option Exercises              1,148         3,806         6,727
                                    ----------    ----------    ----------
   Balance at End of Period             20,302        62,376       130,413
                                    ----------    ----------    ----------

RETAINED EARNINGS
   Balance at Beginning of Period      217,347       144,175        92,004
     Dividends to Stockholders          (3,806)       (4,117)       (4,362)
     Net Earnings                      108,232        77,289        56,533
                                    ----------    ----------    ----------
   Balance at End of Period            321,773       217,347       144,175
                                    ----------    ----------    ----------

ACCUMULATED OTHER
 COMPREHENSIVE LOSS
   Balance at Beginning of Period           --            --            --
     Other Comprehensive Loss           (1,789)           --            --
                                    ----------    ----------    ----------
   Balance at End of Period             (1,789)           --            --
                                    ----------    ----------    ----------

TOTAL STOCKHOLDERS' EQUITY          $  340,472    $  279,920    $  274,803
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

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $4.1 million and $2.3 million at March 31, 2000 and 1999, respectively. The Company has no significant credit risk concentration among its diversified customer base.

   Notes receivable at March 31, 2000 are collectible primarily over three years. The weighted average interest rate at March 31, 2000 and 1999 was 8.4% and 8.6%, respectively.

INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                               March 31,
                                          -------------------
                                            2000       1999
                                          --------   --------
Raw Materials and Materials-in-Progress   $ 13,248   $  9,124
Finished Cement                              5,523      5,601
Aggregates                                   2,071      1,577
Gypsum Wallboard                             1,913      1,289
Repair Parts and Supplies                   15,323     14,770
Fuel and Coal                                  504        669
                                          --------   --------
                                          $ 38,582   $ 33,030
                                          ========   ========

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

               Centex Construction Products, Inc. and Subsidiaries

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

STOCK REPURCHASES

The Company Board of Directors has authorized the repurchase of a cumulative total of 5,688,630 shares of CXP's common stock. The Company repurchased 1,224,600 shares at a cost of $43.2 million in fiscal 2000 and 1,954,100 shares at a cost of $71.9 million in fiscal 1999. Cumulative shares repurchased at March 31, 2000 were 5,093,830, leaving approximately 594,800 shares remaining under the Company's current authorization. Centex Corporation owned 64.4% of CXP's outstanding common stock at March 31, 2000.

COMPREHENSIVE EARNINGS

Comprehensive earnings as presented in the accompanying Consolidated Statements of Comprehensive Earnings is defined as the total of net income and all other non-owner changes in equity. Securities that are classified as available-for-sale are stated at market value as determined by the most recently traded price at the balance sheet date. The unrealized gains and losses, net of deferred tax, are excluded from earnings and reported in a separate component of stockholders' equity as "Accumulated Other Comprehensive Loss."

STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized below:

                                                       For the Years Ended March 31,
                                                      ------------------------------
                                                        2000       1999       1998
                                                      --------   --------   --------
Operating Units Selling, General and Administrative   $ 17,625   $ 14,425   $ 15,979
Corporate General & Administrative                       4,683      4,380      3,825
                                                      --------   --------   --------
                                                      $ 22,308   $ 18,805   $ 19,804
                                                      ========   ========   ========

   Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $38.4 million, $32.0 million and $28.9 million in the years ended March 31, 2000, 1999 and 1998, respectively, for maintenance and repairs.

   Other net revenues include clinker sales income, lease and rental income, asset sale income, non-inventoried aggregates sales income, and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

               Centex Construction Products, Inc. and Subsidiaries

STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

Interest payments made during the years ended March 31, 2000, 1999 and 1998 were $0.1 million, $0.1 million and $0.2 million, respectively.

   Net payments made for federal and state income taxes during the years ended March 31, 2000, 1999 and 1998 were $57.1 million, $40.8 million and $26.4 million, respectively. Included in the March 31, 1999 payments was a payment to Centex for $0.16 million made under the tax separation agreement.

POSTRETIREMENT BENEFITS

Statement of Financial Accounting Standards No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions," specifies certain required methods of accounting for postretirement benefits other than pensions. This pronouncement has no impact on the Company's financial statements as the Company has no other postretirement obligations.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). This statement established new standards for computing and presenting earnings per share (EPS). SFAS No. 128 replaced the presentation of primary EPS previously prescribed by Accounting Principles Board Opinion No. 15 (APB No. 15) with a presentation of basic EPS which is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

   SFAS No. 128 also requires dual presentation of basic and diluted EPS. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB No. 15. The Company adopted SFAS No. 128 in fiscal 1998, and prior year basic and diluted EPS have been restated to facilitate comparison between the years.

   Basic earnings per common share is based on the weighted average number of common shares outstanding in 2000, 1999 and 1998 of 19,130,084; 20,710,174 and
21,895,312, respectively. Diluted earnings per common share is based on the weighted average number of common shares outstanding and share equivalents outstanding, assuming dilution from issued and unexercised stock options outstanding, of 19,211,324; 20,832,451 and 22,062,656 in 2000, 1999 and 1998,
respectively. Anti-dilutive options to purchase shares of common stock that were excluded from the computation of diluted earnings per share were 331,000 shares at an average price of $36.32 for the year ended March 31, 2000. All anti-dilutive options have expiration dates ranging from April 2008 to January 2010.

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

               Centex Construction Products, Inc. and Subsidiaries

NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". This standard is effective for fiscal years beginning after June 15, 2000 and will be adopted effective April 1, 2001. The standard requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of the derivatives are recorded each period in current earnings or other comprehensive income depending on whether a derivative is designated as part of a hedge transaction, and if it is, the type of hedge transaction. The impact on the Company's results of operations, financial position or cash flows will be dependent on the level and types of derivative instruments the Company will have entered into, if any, at the time the standard is implemented. The Company had no derivative instruments at March 31, 2000.

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized below:

                                             March 31,
                                     ------------------------
                                        2000          1999
                                     ----------    ----------
Land and Quarries                    $   32,303    $   33,237
Plants                                  336,729       316,567
Buildings, Machinery and Equipment       44,901        42,498
                                     ----------    ----------
                                        413,933       392,302
Accumulated Depreciation               (178,033)     (163,745)
                                     ----------    ----------
                                     $  235,900    $  228,557
                                     ==========    ==========

   The Company recorded asset write down provisions of $700 in connection with the Eagle expansion project in fiscal 1999. The Company completed two expansion projects during fiscal 2000: (i) an $18 million expansion of the Eagle gypsum wallboard plant; and (ii) a $20 million expansion of the 50% owned LaSalle cement plant.

(C) INDEBTEDNESS

LONG-TERM DEBT

Long-term debt is set forth below:

                                                             March 31,
                                                         ----------------
                                                          2000      1999
                                                         ------    ------
Property Note, Interest at 7%, Due March 2005, Secured   $  400    $  480
Less: Current Maturities                                    (80)      (80)
                                                         ------    ------
                                                         $  320    $  400
                                                         ======    ======

CREDIT FACILITY

The Company has a $35 million unsecured long-term revolving credit line (the "Bank Revolver") that expires on March 31, 2001. Borrowings under the Bank Revolver bear interest, at the option of the Company, at (i) a Eurodollar-based rate that varies depending on the Company's ratio of total indebtedness to total capitalization (the "Debt-to-Capital Ratio") or (ii) the greater of the bank's base rate of the federal funds rate plus 0.5%. Under the Bank Revolver, the Company is obligated to pay certain fees, including an annual commitment fee on the unused portion of the commitment. The Bank Revolver contains certain customary restrictive covenants (including restrictions on the consummation of mergers or asset sales, the payment of dividends, the creation of liens and the incurrence of additional indebtedness and requires the Company to maintain or meet certain financial ratios or

               Centex Construction Products, Inc. and Subsidiaries

tests. Among other things, the Bank Revolver requires the Company to maintain a minimum ratio of earnings before interest and taxes to interest and not to exceed the maximum Debt-to-Capital Ratio and to meet a minimum tangible net worth test. The Company was in compliance with such financial ratios and tests at March 31, 2000, and throughout the fiscal year then ended. The Company had no borrowings outstanding at any time under the Bank Revolver during fiscal years 2000 and 1999.

(D) INCOME TAXES

The provision for income taxes includes the following components:

                                For the Years Ended March 31,
                               -------------------------------
                                 2000        1999       1998
                               --------    --------   --------
Current Provision
   Federal                     $ 56,034    $ 36,547   $ 25,701
   State                          5,745       4,382      2,684
                               --------    --------   --------
                                 61,779      40,929     28,385
                               --------    --------   --------
Deferred Provision (Benefit)
   Federal                       (1,045)      1,951      2,185
   State                          1,211         958      1,230
                               --------    --------   --------
                                    166       2,909      3,415
                               --------    --------   --------
Provision for Income Taxes     $ 61,945    $ 43,838   $ 31,800
                               ========    ========   ========

   The effective tax rates vary from the federal statutory rates due to the following items:

                                                     For the Years Ended March 31,
                                                ----------------------------------------
                                                   2000           1999           1998
                                                ----------     ----------     ----------
Earnings Before Income Taxes                    $  170,177     $  121,127     $   88,333
                                                ==========     ==========     ==========
Income Taxes at Statutory Rate                  $   59,562     $   42,394     $   30,917
Increases (Decreases) in Tax Resulting from -
   State Income Taxes, net                           4,522          3,469          2,526
   Statutory Depletion in Excess of Cost            (2,413)        (2,297)        (2,225)
   Other                                               274            272            582
                                                ----------     ----------     ----------
Provision for Income Taxes                      $   61,945     $   43,838     $   31,800
                                                ==========     ==========     ==========
Effective Tax Rate                                      36%            36%            36%

   The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

                                             For the Years Ended March 31,
                                           --------------------------------
                                             2000        1999        1998
                                           --------    --------    --------
Excess Tax Depreciation and Amortization   $  3,391    $  4,347    $  6,544
Bad Debts                                      (305)          6         (29)
Uniform Capitalization                           10         106          36
Accrual Changes                              (2,971)     (1,259)     (3,611)
Other                                            41        (291)        475
                                           --------    --------    --------
                                           $    166    $  2,909    $  3,415
                                           ========    ========    ========

               Centex Construction Products, Inc. and Subsidiaries

   Components of deferred income taxes are as follows:

                                                    March 31,
                                              --------------------
                                                2000        1999
                                              --------    --------
Items Giving Rise to Deferred Taxes
   Excess Tax Depreciation and Amortization   $ 33,288    $ 29,897
   Other                                         4,187       4,145
                                              --------    --------
                                                37,475      34,042
                                              --------    --------
Items Giving Rise to Prepaid Taxes
   Accrual Changes                             (12,080)     (8,145)
   Bad Debts                                    (1,023)       (717)
   Uniform Capitalization                          (12)        (22)
                                              --------    --------
                                               (13,115)     (8,884)
                                              --------    --------
Net Deferred Income Tax Liability             $ 24,360    $ 25,158
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

   The Company operates four cement plants, eleven cement distribution terminals, three gypsum wallboard plants, four gypsum wallboard reload centers, a gypsum wallboard distribution center, ten readymix concrete batch plant locations, and three aggregates processing plant locations. The principal markets for the Company's cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard is distributed throughout the continental United States. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

               Centex Construction Products, Inc. and Subsidiaries

   The following table sets forth certain financial information relating to the Company's operations by segment:

                                               For the Years Ended March 31,
                                           --------------------------------------
                                              2000          1999          1998
                                           ----------    ----------    ----------
Revenues
   Cement                                  $  158,966    $  152,460    $  140,326
   Gypsum Wallboard                           209,320       141,571       118,718
   Concrete and Aggregates                     55,490        46,860        42,004
   Other, net                                   1,231         1,717         1,939
                                           ----------    ----------    ----------
                                              425,007       342,608       302,987
   Less: Intersegment Sales                    (6,312)       (6,535)       (5,665)
                                           ----------    ----------    ----------
                                           $  418,695    $  336,073    $  297,322
                                           ==========    ==========    ==========

Segment Operating Earnings
   Cement                                  $   53,005    $   56,825    $   48,081
   Gypsum Wallboard                           107,624        56,570        35,813
   Concrete and Aggregates                      9,263         7,350         4,503
   Other, net                                   1,231         1,717         1,939
                                           ----------    ----------    ----------
                                           $  171,123    $  122,462    $   90,336
                                           ==========    ==========    ==========

Identifiable Assets
   Cement                                  $  147,270    $  139,183    $  141,462
   Gypsum Wallboard                           159,780       143,464       123,997
   Concrete and Aggregates                     30,018        23,634        22,922
   Corporate and Other                        101,071        58,402        62,731
                                           ----------    ----------    ----------
                                           $  438,139    $  364,683    $  351,112
                                           ==========    ==========    ==========

Capital Expenditures
   Cement                                  $   10,306    $    7,536    $    3,513
   Gypsum Wallboard                            10,783        24,204         7,982
   Concrete and Aggregates                      6,890         2,050         2,027
   Corporate and Other                             40            24            27
                                           ----------    ----------    ----------
                                           $   28,019    $   33,814    $   13,549
                                           ==========    ==========    ==========

Depreciation, Depletion and Amortization
   Cement                                  $    8,742    $    7,768    $    7,860
   Gypsum Wallboard                             7,210         6,005         5,552
   Concrete and Aggregates                      2,465         2,190         2,194
   Corporate and Other                            172           224           274
                                           ----------    ----------    ----------
                                           $   18,589    $   16,187    $   15,880
                                           ==========    ==========    ==========

   Segment operating earnings represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets.

               Centex Construction Products, Inc. and Subsidiaries

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

   The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for the fiscal years 2000, 1999, and 1998 totaled $3.2 million, $3.1 million and $3.0 million, respectively. Minimum annual rental commitments as of March 31, 2000, under noncancelable leases are set forth as follows:

Fiscal Year                                               Total
---------------------------------------------------------------
2001                                                     $2,533
2002                                                     $1,744
2003                                                     $1,140
2004                                                     $1,140
2005                                                     $  853
Thereafter                                               $1,900

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

               Centex Construction Products, Inc. and Subsidiaries

to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of grant. A summary of the activity of the 1994 Plan is presented below.

                                                             For the Years Ended March 31,
                              ------------------------------------------------------------------------------------------
                                          2000                           1999                           1998
                              ----------------------------   ----------------------------   ----------------------------
                                                Weighted                       Weighted                       Weighted
                                                Average                        Average                        Average
                                 Number         Exercise       Number          Exercise        Number         Exercise
                               of Shares         Price        of Shares         Price        of Shares         Price
                              ------------    ------------   ------------    ------------   ------------    ------------
Outstanding Options at
   Beginning of Year               528,552    $      27.82        362,699    $      12.64        736,950    $      12.25
Granted                            370,000    $      35.34        370,000    $      36.40          6,300    $      24.73
Exercised                          (51,867)   $      14.04       (173,147)   $      12.81       (378,438)   $      12.08
Forfeited/Expired                  (43,477)   $      36.22        (31,000)   $      36.56         (2,113)   $      12.00
                              ------------                   ------------                   ------------
Outstanding Options
   at End of Year                  803,208    $      31.72        528,552    $      27.82        362,699    $      12.64
                              ============                   ============                   ============
Options Exercisable
   at End of Year                  218,139                        183,252                        356,399
                              ============                   ============                   ============
Weighted Average Fair
   Value of Options Granted
   during the Year            $      18.52                   $      19.57                   $      13.58

   The following table summarizes information about stock options outstanding at March 31, 2000:

                              Options Outstanding                   Options Exercisable
                   ------------------------------------------   ---------------------------
                                    Wtd. Avg.      Weighted                      Weighted
                    Number of      Remaining       Average       Number of       Average
Range of             Shares        Contractual     Exercise       Shares         Exercise
Exercise Prices    Outstanding        Life          Price       Outstanding       Price
---------------    ------------   ------------   ------------   ------------   ------------
$12.00 to $22.25        139,329      4.5 years   $      12.20        139,329   $      12.20
$33.31 to $34.91        322,000      9.0 years   $      34.81             --             --
$35.19 to $39.53        341,879      8.3 years   $      36.76         78,810   $      36.56
                   ------------                                 ------------
                        803,208      7.9 years   $      31.72        218,139   $      21.00
                   ============                                 ============

   Shares available for future stock option grants were 531,230 at March 31, 2000.

   The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for options issued under the 1994 Plan. Had compensation cost for options issued under the 1994 Plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, pro forma net earnings would have been $106,917, $76,085 and $56,462 for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. Basic and diluted earnings per share for fiscal year ended March 31, 2000 would have been $5.59 and $5.57, respectively, and for fiscal year ended March 31, 1999 would have been $3.67 and $3.65, respectively, and for fiscal year ended March 31, 1998 would have remained unchanged.

               Centex Construction Products, Inc. and Subsidiaries

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                            For the Years Ended March 31,
                          --------------------------------
                            2000        1999        1998
                          --------    --------    --------
Expected Volatility           33.6%       35.3%       36.1%
Risk-free Interest Rate        5.8%        5.8%        6.4%
Dividend Yield                  .6%         .6%         .8%
Expected Life (Years)           10          10          10

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's long-term debt is estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the Company's long-term debt approximates fair value. The fair value of available-for-sale securities approximates their carrying value at March 31, 2000 and 1999.

   All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) AGREEMENTS WITH CENTEX CORPORATION

On April 19, 1994 ("Closing Date") the Company completed the sale of 11,730,000 shares or 51% of its common stock through an Initial Public Offering. Prior to that time, the Company was a wholly owned subsidiary of Centex Corporation ("Centex"). On the Closing Date the Company entered into certain agreements with Centex to define the Company's ongoing relationship with Centex. The major agreements are:

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

   Administrative Services: Centex Service Company ("CSC"), a subsidiary of Centex, will provide the Company with employee benefit administration, public/investor relations and certain other services. The Administrative Services Agreement is renewable annually with the administrative fee determined on an annual basis. The Company paid CSC an administrative fee of $198 in fiscal 2000 and $95 in fiscal 1999 and will pay $220 per year in fiscal 2001. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.

               Centex Construction Products, Inc. and Subsidiaries

(J) ACQUISITIONS

The Company acquired all of the Common Units of Centex Eagle Gypsum Company LLC, a limited liability company, owned by Eagle Gypsum Products and National Energy System, Inc. on February 26, 1997 for a total purchase price of $52.0 million plus $4.0 million of net working capital. The operations of Centex Eagle Gypsum Company LLC, consist of a gypsum wallboard manufacturing facility, a gypsum mine, and a cogeneration power facility, all located in Eagle County, Colorado.

   The acquisition was accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The purchase price was allocated as follows: $52.0 million to property and equipment and $4.0 million to various components of net working capital. The results of operations of Centex Eagle Gypsum Company LLC, have been included in the Company's financial statements since the date of acquisition.

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

   The following table provides a reconciliation of the defined benefit plan obligations and fair value of plan assets over the two year period ended March 31, 2000 and a statement of the funded status as of March 31, 2000 and 1999:

                                                                        --------    --------
                                                                          2000        1999
                                                                        --------    --------
Reconciliation of Benefit Obligations:
   Benefit Obligation at April 1                                        $  4,539    $  4,274
   Service Cost - Benefits Earned During the Period                          192         200
   Interest Cost on Projected Benefit Obligation                             306         287
   Actuarial (Gain) Loss                                                    (661)        (86)
   Benefits Paid                                                            (148)       (136)
                                                                        --------    --------
   Benefit Obligation at March 31                                          4,228       4,539

Reconciliation of Fair Value of Plan Assets:
   Fair Value of Plan Assets at April 1                                    5,264       5,279
   Actual Return on Plan Assets                                              756         104
   Employer Contributions                                                      0          17
   Benefits Paid                                                            (148)       (136)
                                                                        --------    --------
   Fair Value of Plans at March 31                                         5,872       5,264
                                                                        --------    --------

Funded Status:
   Funded Status at March 31                                               1,644         725
   Unrecognized Loss (Gain) from Past Experience Different than
     that Assumed and Effects of Changes in Assumptions                     (663)        247
   Unrecognized Prior-Service Cost                                           107         214
                                                                        --------    --------

Net Amount Recognized (Prepaid Pension Cost Included in Other Assets)   $  1,088    $  1,186
                                                                        ========    ========

               Centex Construction Products, Inc. and Subsidiaries

   Net periodic pension cost for the fiscal years ended March 31, 2000, 1999 and 1998, included the following components:

                                                   ------    ------    ------
                                                    2000      1999      1998
                                                   ------    ------    ------
Service Cost - Benefits Earned During the Period   $  192    $  200    $  184
Interest Cost of Projected Benefit Obligation         306       287       259
Expected Return on Plan Assets                       (401)     (417)     (338)
Amortization of Transition Asset                      (53)      (44)       (9)
Amortization of Prior-Service Cost                     54        57        57
                                                   ------    ------    ------
Net Periodic Pension Cost                          $   98    $   83    $  153
                                                   ======    ======    ======

   The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

                                                 ------    ------    ------
                                                  2000      1999      1998
                                                 ------    ------    ------
Weighted Average Discount Rate                      7.8%      7.0%      6.8%
Rate of Increase in Future Compensation Levels      3.5%      3.5%      3.5%
Expected Long-term Rate of Return on Assets         8.0%      8.0%      9.0%

   The Company also provides a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions and become fully vested in the Company's contributions over a seven-year period. Costs relating to the employer discretionary contributions for the Company's defined contribution plan totaled $1,369, $991 and $1,224, in fiscal years 2000, 1999 and 1998, respectively.

               Centex Construction Products, Inc. and Subsidiaries


                    Report of Independent Public Accountants

To the Stockholders and Board of Directors of Centex Construction Products,
Inc.:

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of earnings, cash flows, stockholders' equity and comprehensive earnings for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centex Construction Products, Inc. and subsidiaries as of March 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


Dallas, Texas,
   May 15, 2000

               Centex Construction Products, Inc. and Subsidiaries


               Management's Discussion and Analysis of Results of
                       Operations and Financial Condition

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999

Record results from its gypsum wallboard and concrete and aggregates business segments resulted in Centex Construction Products, Inc. reporting the highest revenues, net earnings and earnings per share in its history for the fiscal year ending March 31, 2000, the sixth consecutive fiscal year of record results.

   Consolidated. Consolidated net revenues for fiscal 2000 totaled $418.7 million, a 25% gain over $336.1 million in fiscal 1999. Increased sales volume and higher average net sales prices in all business segments generated the revenue gain. Benefitting from increased operating margins in each of its product lines, except cement, operating earnings of $171.1 million improved 40% over fiscal 1999 operating earnings of $122.5 million. Corporate overhead of $4.7 million increased 7% over fiscal 1999 mainly due to additional incentive compensation. Higher invested cash balances resulted in $3.7 million of net interest income in fiscal 2000 versus $3.0 million in fiscal 1999. The Company's effective fiscal 2000 tax rate of 36.4% increased from 36.2% in fiscal 1999 due to higher state income taxes. As a result of the foregoing, fiscal 2000 net earnings of $108.2 million increased 40% over $77.3 million in fiscal 1999. Diluted fiscal 2000 earnings per share of $5.63 were 52% greater than $3.71 for fiscal 1999. Diluted earnings per share for fiscal 2000 increased more than net earnings due to fewer average shares outstanding in fiscal 2000.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                    Cement               Gypsum Wallboard             Concrete                 Aggregates
                                    (Ton)                     (MSF)                 (Cubic Yard)                  (Ton)
                           -----------------------   -----------------------   -----------------------   -----------------------
                              2000         1999         2000         1999         2000         1999         2000         1999
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Sales Volume (Thousands)        2,295        2,218        1,363        1,155          788          706        3,368        2,916
Average Net Sales Price    $    69.25   $    68.75   $   153.57   $   122.55   $    52.07   $    49.78   $     4.29   $     4.02
Operating Margin           $    23.09   $    25.62   $    78.96   $    48.97   $     7.53   $     7.08   $     0.99   $     0.81

   Cement. Cement revenues of $159.0 million for fiscal 2000 were 4% higher than $152.5 million for the prior fiscal year due to increased sales volume and slightly higher average sales price. Operating earnings fell 7% to $53.0 million from $56.8 million in fiscal 1999 due to a 3% increase in sales volume that was more than offset by a 7% increase in cost of sales. Sales volume of 2.3 million tons was 77,000 tons higher than last fiscal year's record high sales volume primarily due to favorable weather conditions in all markets and increased purchased cement sales volume. All plants operated at capacity and were again "sold out". The Company purchased 281,000 tons of cement in fiscal 2000, up 85% from last fiscal year, to supplement its manufactured cement shipments. Although U.S. cement consumption was at a record high, average net pricing of $69.25 per ton increased only $0.50 per ton over $68.75 per ton in fiscal 1999. Cement pricing in the Texas and northern California markets softened due to additional cement imports and competitors' efforts to increase market share. Operating margins declined $2.53 per ton mainly due to increased cost of sales. The cost of sales increase

               Centex Construction Products, Inc. and Subsidiaries

resulted from the Laramie plant having one of its kilns down 35 days for a major rebuild and the increased percentage this year of higher costing purchased cement sales to total sales.

   Gypsum Wallboard. Gypsum wallboard revenues of $209.3 million for fiscal 2000 increased 48% over fiscal 1999 revenues of $141.6 million due to increased sales volume and higher average sales prices. Segment operating earnings totaled $107.6 million for fiscal 2000, a 90% increase over $56.6 million for fiscal 1999. The operating earnings gain resulted from higher sales volume and a 61% improvement in operating margins. Gypsum wallboard fiscal 2000 sales volume of 1,363 million square feet ("MMSF") increased 18% over fiscal 1999 due to higher utilization rates at all three plants and increased production capacity at the Albuquerque and Eagle plants. The Company's plants operated at capacity during the fiscal year. The operating margin gain resulted from higher average sales prices being partially offset by increased cost of sales. Gypsum wallboard fiscal 2000 average sales price of $153.57 per thousand square feet ("MSF") increased 25% over $122.55 per MSF in fiscal 1999 as a result of record high industry consumption. Although gypsum wallboard prices peaked during October 1999, demand softened during December 1999 and January 2000. This, along with new industry capacity coming on line, lowered the Company's average gypsum wallboard sales prices to $145.00 per MSF for the March 2000 quarter. Although the Eagle plant was down for a period of time early in the fiscal year to tie-in the plant upgrade project, unit cost of sales increased only one percent in fiscal 2000 to $74.61 per MSF.

   Concrete and Aggregates. Revenues from concrete and aggregates were $55.5 million, up 18% from $46.9 million in fiscal year 1999. The revenue gain resulted from increased sales volume and higher average sales prices. Segment operating earnings of $9.3 million in fiscal 2000 increased 26% from $7.4 million in the prior fiscal year. Increased sales volume and higher operating margins generated the operating earnings gain. Concrete operating earnings of $5.9 million in fiscal 2000 were 19% greater than last fiscal year's earnings due to increased operating margins and higher sales volume. The operating margin gain resulted from a 5% increase in average concrete sale prices being partially offset by higher materials and operating costs. Concrete sales volume of 788,000 cubic yards in fiscal 2000 increased 12% over fiscal 1999 due to strong demand in the Austin, Texas market. Aggregates operating earnings of $3.3 million for fiscal 2000 increased 41% over fiscal 1999 operating earnings of $2.4 million due to increased sales volume and higher operating margins. Aggregates sales volume of 3.4 million tons increased 16% over fiscal 1999 sales volume mainly due to strong California sales volume. Product mix and higher net sales prices raised the aggregates net sale price to $4.29 per ton, an increase of 7% over $4.02 per ton for last year. Operating margins increased 22% over the prior fiscal year to $0.99 per ton due to higher net sales prices being partially offset by increased cost of sales, primarily from product mix and higher related administrative expenses.

   Corporate Overhead. Corporate Overhead of $4.7 million increased $303,000 over last fiscal year due to additional corporate personnel and higher incentive compensation.

   Interest Income. Net interest income of $3.7 million for fiscal year 2000 increased $692,000 over last fiscal year due to higher average invested cash balances during fiscal 2000.

               Centex Construction Products, Inc. and Subsidiaries

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

Record earnings in each of its product lines, particularly gypsum wallboard, resulted in Centex Construction Products, Inc. reporting the highest net earnings in its history for fiscal 1999.

   Consolidated revenues for fiscal 1999 totaled $336.1 million, a 13% gain over $297.3 million in fiscal 1998. Increased sales volume and higher sales prices in all segments generated the revenue gain. Benefitting from increased sales volume and higher operating margins in each of its product lines, operating earnings of $122.5 million improved 36% over fiscal 1998 operating earnings of $90.3 million. Corporate overhead of $4.4 million increased 15% over fiscal 1998 mainly due to higher incentive compensation. Higher invested cash balances resulted in $3.0 million of net interest income in fiscal 1999, increasing $1.2 million over fiscal 1998. The company's effective fiscal 1999 tax rate of 36.2% increased from 36.0% in fiscal 1998 due to higher state income taxes. As a result the foregoing, fiscal 1999 net earnings of $77.3 million increased 37% over $56.5 million in fiscal 1998, the fifth consecutive year of record net earnings. Diluted fiscal 1999 earnings per share of $3.71 increased 45% from $2.56 for fiscal 1998. Diluted earnings per share for fiscal 1999 increased more than net earnings due to fewer average shares outstanding in fiscal 1999.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                    Cement               Gypsum Wallboard             Concrete                  Aggregates
                                    (Ton)                     (MSF)                 (Cubic Yard)                  (Ton)
                           -----------------------   -----------------------   -----------------------   -----------------------
                              1999         1998         1999         1998         1999         1998         1999         1998
                           ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Sales Volume (Thousands)        2,218        2,153        1,155        1,089          706          672        2,916        2,592
Average Net Sales Price    $    68.75   $    65.19   $   122.55   $   109.01   $    49.78   $    47.33   $     4.02   $     3.93
Operating Margin           $    25.62   $    22.34   $    48.97   $    32.88   $     7.08   $     5.12   $     0.81   $     0.41

   Cement. Cement revenues of $152.5 million for fiscal 1999 were 9% higher than $140.3 million for the prior fiscal year. Operating earnings increased 18% to $56.8 million from $48.1 million in fiscal 1998 due to a 3% increase in sales volume and a 15% gain in operating margins. Sales volume of 2.22 million tons was 65,000 tons higher than last fiscal year's record high sales volume primarily due to favorable weather and strong sales volume at the western cement plants. All plants operated at capacity and were again "sold out". The Company purchased 152,000 tons of cement in fiscal 1999, up 23,000 tons from fiscal 1998, to supplement its manufactured cement shipments. Record U.S. cement consumption resulted in average net pricing of $68.75 per ton, increasing 5.5% over $65.19 per ton in fiscal 1998.

   Gypsum Wallboard. Gypsum wallboard revenues of $141.6 million for fiscal 1999 increased 19% over fiscal 1998 revenues of $118.7 million due to increased sales volume and higher average sales prices. Segment operating earnings totaled $56.6 million for fiscal 1999, a 58% increase over $35.8 million for fiscal 1998. The operating earnings gain resulted from higher sales volume and a 49% improvement in operating margins. Gypsum wallboard fiscal 1999 sales volume of 1,155 million square feet ("MMSF") increased 6% over fiscal 1998 due to higher utilization rates at all three plants. The operating margin gain resulted from the combination of higher average sales prices and lower cost of sales. Gypsum wallboard fiscal 1999 average sales prices of $122.55 per thousand square feet ("MSF") increased 12.4% over $109.01 per MSF in fiscal 1998 as a result of record high industry

               Centex Construction Products, Inc. and Subsidiaries

consumption. The Company's plants operated at capacity during fiscal 1999 and ended the year with lower than normal inventory levels. Although the Albuquerque plant was down for a period of time during the year to tie-in the plant upgrade project, unit cost of sales declined 3% in fiscal 1999 to $73.58 per MSF primarily due to the $2.3 million asset write down provision in fiscal 1998 relating to the Albuquerque plant upgrade project.

   Concrete and Aggregates. Revenues from concrete and aggregates were $46.9 million for fiscal 1999, up 12% from $42.0 million in fiscal year 1998. The revenue gain resulted from increased sales volume and higher average sales prices. Segment operating earnings of $7.4 million in fiscal 1999 increased 63% from $4.5 million in the prior fiscal year. Increased sales volume and higher operating margins generated the operating earnings gain. Concrete operating earnings of $5.0 million in fiscal 1999 were 45% greater than last fiscal year's earnings due to increased operating margins and higher sales volume. The operating margin gain resulted from the 5% increase in average concrete sale prices being partially offset by higher materials and operating costs. Concrete sales volume of 706,000 cubic yards in fiscal 1999 increased 5% over fiscal 1998 due to a strong Austin, Texas construction market. Aggregates operating earnings of $2.4 million for fiscal 1999 more than doubled the $1.1 million fiscal 1998 operating earnings due to increased sales volume and higher operating margins. Aggregates sales volume of 2.9 million tons increased 12 1/2% over fiscal 1998 sales volume due to higher Austin, Texas road construction aggregates sales. Operating margins increased 98% to $0.81 per ton due to higher net sales prices and reduced cost of sales, primarily due to a significant decrease in legal costs resulting from the settlement of the Yuba Goldfields title dispute in fiscal 1998.

   Corporate Overhead. Corporate Overhead of $4.4 million for fiscal 1999 increased $555,000 over fiscal 1998 due to additional corporate personnel and higher incentive compensation.

   Interest Income. Net interest income of $3.0 million for fiscal year 1999 increased $1.2 million over fiscal 1998 due to higher average invested cash balances during fiscal 1999.

LIQUIDITY AND CAPITAL RESOURCES

Each of the Company's business segments operates in capital-intensive industries. The Company at March 31, 2000 is virtually debt-free, has a cash balance of $96 million, and has a $35 million unsecured revolving credit facility in place to finance its working capital and capital expenditures needs.

   Working capital at March 31, 2000 was $116.2 million, an increase of $49.6 million from March 31, 1999, principally due to a $46.5 million increase in cash. Earnings from operations before interest and taxes ("EBITDA") was $185.0 million in fiscal 2000, up $50.7 million or 38% from fiscal 1999. Fiscal 2000 capital expenditures and stock repurchases totaled $71.3 million. Capital expenditures for fiscal 2000 were $28.0 million, down from $33.8 million in fiscal 1999. During fiscal year 2000, the Company completed the $2.6 million Georgetown aggregates facility and two expansion projects that commenced during fiscal 1999: (i) an $18 million expansion of the Company's Eagle gypsum wallboard plant in Gypsum, Colorado that added 240 MMSF to the plant's current annual capacity; and (ii) a $20 million expansion of the 50% owned LaSalle, Illinois cement plant that increased its annual clinker capacity by 75,000 tons and added a new 4,000 horsepower finish mill. The Eagle project was completed early in the first quarter of fiscal 2000, and the Illinois project was completed during the second quarter of fiscal 2000. Stock repurchases during fiscal 2000 totaled $43.2 million compared to $71.9 million in fiscal 1999. Based on its financial condition and low debt levels at March 31, 2000, the Company believes that its internally generated cash flow coupled with funds available under its credit facility will enable the Company to provide adequately for its current operations and future growth.

               Centex Construction Products, Inc. and Subsidiaries

STOCK REPURCHASE PROGRAM

Reflecting the Company's continuing confidence in its future performance, during fiscal 2000, CXP's Board of Directors authorized the repurchase of an additional 1,688,630 shares of the Company's stock. A cumulative total of 5,688,630 shares have been authorized for repurchase since the Company became publicly held in April 1994. The Company repurchased 1,224,600 shares from the public during fiscal 2000, bringing total shares repurchased from the public to 5,093,800. Centex Corporation owned 64.4% of the outstanding shares of CXP common stock at March 31, 2000. There were approximately 594,800 shares remaining under the Company's current authorization at March 31, 2000.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose approximately 2.7% in calendar 1999, 1.6% in 1998, and 1.7% in 1997. Prices of materials and services, with the exception of wallboard paper, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The impact of inflation on income from operations has been a factor along with increasing sales prices due to full or near full utilization of industry capacity during the three years ended March 31, 2000. These factors have enabled the Company to increase per unit profit margins for its products in each successive year.

YEAR 2000

Beginning in fiscal year 1997, the Company evaluated and implemented changes to its systems in order to ensure Year 2000 compliance. As a result of this process, a small number of non-critical systems were identified as not being Year 2000 compliant and were upgraded or replaced accordingly during 1999. The cost of replacing, upgrading or otherwise changing non-compliant systems was not material to the Company as a whole, or to the Company's individual subsidiaries. The Company used internally generated cash to fund the correction of non-compliant systems. The Company's Year 2000 compliance preparation included the completion of a contingency plan, the hiring of a third party consultant and the surveying of material vendors and suppliers.

   To date, the Company has not experienced an adverse effect on the Company's operations or financial condition or the operations or financial condition of any of its individual subsidiaries, either directly or indirectly through its vendors or subcontractors, related to Year 2000 compliance issues.

   Although the Company has not been affected to date by the change from December 31, 1999 to January 1, 2000, Year 2000 issues could arise subsequent to the filing of this report. The Company believes that such circumstances are highly unlikely to occur and that, even if they were to occur, it is highly unlikely that the Company's operations or financial condition would be materially adversely affected. Nevertheless, the Company intends to continue to monitor Year 2000 related issues and immediately address any effects that may arise.

YEAR 2000 FORWARD-LOOKING STATEMENTS

Certain statements in this section, other than historical information, are "forward-looking" statements. See "Forward-Looking Statements," below. These statements involve risks and uncertainties relative to the Company's ability to assess and remediate any Year 2000 compliance issues, the ability of third parties to correct material non-compliant systems and the Company's assessment of the Year 2000 issue's impact on its financial results and operations.

               Centex Construction Products, Inc. and Subsidiaries

GENERAL OUTLOOK

The general outlook for the Company's Cement, Concrete and Aggregates segments in fiscal 2001 is favorable. TEA-21, the federal program authorizing $217 billion of highway and mass transit money over a six-year period, is expected to have an increasing positive impact on these businesses. Several issues that held back activity in calendar 1999, the programs' first full year, apparently are being resolved at the state level and infrastructure-related construction should steadily ramp up from this point forward. Although rising mortgage rates could slow residential building activity in calendar 2000, increased public works construction should offset an expected modest slowdown in housing. However, cement pricing in the company's Texas and northern California markets are expected to continue "under pressure" due to additional cement imports and competitors' efforts to increase market share.

   The outlook for the Company's Gypsum Wallboard operation is mixed. Escalating interest rates may slow housing sales, which, combined with new production capacity, could increase competitive pressures on pricing. Repair and remodel activity, however, increased approximately 10% in calendar 1999 and should be healthy over the next several years.

   Despite these concerns, fiscal 2001 should be another excellent year for the Company.

FORWARD-LOOKING STATEMENTS

Certain sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when the Company is discussing its beliefs, estimates or expectations. These statements involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, the cyclical and seasonal nature of the Company's business, public infrastructure expenditures, adverse weather, availability of raw materials, unexpected operational difficulties, governmental regulation and changes in governmental and public policy, changes in economic conditions specific to any one or more of the Company's markets, competition, announced increases in capacity in the gypsum wallboard and cement industries, general economic conditions, interest rates and the Year 2000 compliance readiness of the Company's suppliers and service producers. Investors should take such risks and uncertainties into account when making investment decisions.

               Centex Construction Products, Inc. and Subsidiaries

                       Summary of Selected Financial Data
                  (dollars in thousands, except per share data)
                                   (unaudited)

                                                           For the Years Ended March 31,
                                                  --------------------------------------------
                                                    2000        1999        1998        1997
                                                  --------    --------    --------    --------
Revenues                                          $418,695    $336,073    $297,322    $239,380

Net Earnings                                      $108,232    $ 77,289    $ 56,533    $ 41,799

Total Assets                                      $438,139    $364,683    $351,112    $305,637

Total Long-term Debt                              $    400    $    480    $    560    $    640

Total Debt                                        $    400    $    480    $    560    $  2,640

Deferred Income Taxes                             $ 24,360    $ 25,158    $ 22,250    $ 18,835

Stockholders' Equity                              $340,472    $279,920    $274,803    $239,436

Total Debt as a Percent of Total Capitalization
   (Total Debt, Deferred Income Taxes
   and Stockholders' Equity)                           0.1%        0.2%        0.2%        1.0%

Net Earnings as a Percent of
   Beginning Stockholders' Equity                     38.7%       28.1%       23.6%       19.3%

Per Common Share -
   Diluted Net Earnings(1)                        $   5.63    $   3.71    $   2.56    $   1.89
   Cash Dividends(2)                              $   0.20    $   0.20    $   0.20    $   0.20
   Book Value Based on Shares
     Outstanding at Year End(1)                   $  18.33    $  14.18    $  12.77    $  10.89

Stock Prices(1) -
   High                                           $41 13/16   $ 45 1/8    $     39    $ 20
   Low                                            $22 5/8     $ 31 1/4    $     18    $ 12 1/2

(1) Prior to April 1994, CXP was a wholly-owned subsidiary of Centex Corporation and accordingly did not report per share information.

(2) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.

               Centex Construction Products, Inc. and Subsidiaries


                                                                      For the Years Ended March 31,
                                                  --------------------------------------------------------------------
                                                    1996        1995        1994        1993        1992        1991
                                                  --------    --------    --------    --------    --------    --------
Revenues                                          $222,594    $194,313    $166,826    $136,526    $129,832    $142,188

Net Earnings                                      $ 33,944    $ 21,820    $ 10,240    $  3,112    $    713    $  1,118

Total Assets                                      $269,575    $250,103    $257,315    $258,994    $267,303    $267,654

Total Long-term Debt                              $    720    $ 24,500    $ 15,585    $ 34,519    $ 37,713    $ 47,094

Total Debt                                        $    720    $ 24,500    $ 16,200    $ 38,943    $ 49,308    $ 52,322

Deferred Income Taxes                             $ 14,344    $  6,705    $ 37,925    $ 36,224    $ 35,881    $ 31,553

Stockholders' Equity                              $216,462    $183,405    $170,839    $160,599    $157,487    $156,774

Total Debt as a Percent of Total Capitalization
   (Total Debt, Deferred Income Taxes
   and Stockholders' Equity)                           0.3%       11.4%        7.2%       16.5%       20.3%       21.7%

Net Earnings as a Percent of
   Beginning Stockholders' Equity                     18.5%       12.8%        6.4%        2.0%        0.5%        0.7%

Per Common Share -
   Diluted Net Earnings(1)                        $   1.47    $   0.95    $   0.45    $   0.14    $   0.03    $   0.05
   Cash Dividends(2)                              $   0.05          --          --          --          --          --
   Book Value Based on Shares
     Outstanding at Year End(1)                   $   9.42    $   7.99    $   7.43    $   6.98    $   6.85    $   6.82

Stock Prices(1) -
   High                                           $ 15 1/2    $ 14 3/8          --          --          --          --
   Low                                            $ 11 3/8    $  8 7/8          --          --          --          --


To facilitate comparisons between periods, per share data for 1994 has been presented using the 23,000,000 shares outstanding immediately after the Initial Public Offering.

              Centex Construction Products, Inc. and Subsidiaries

                               Quarterly Results
                 (dollars in thousands, except per share data)
                                  (unaudited)

                                        March 31,
                                  -------------------
                                    2000       1999
                                  --------   --------
FIRST QUARTER
   Revenues                       $ 97,180   $ 79,846
   Earnings Before Income Taxes   $ 35,669   $ 26,961
   Net Earnings                   $ 22,757   $ 17,255
   Diluted Earnings Per Share     $   1.16   $   0.80

SECOND QUARTER
   Revenues                       $117,842   $ 91,776
   Earnings Before Income Taxes   $ 52,288   $ 34,968
   Net Earnings                   $ 33,184   $ 22,378
   Diluted Earnings Per Share     $   1.71   $   1.05

THIRD QUARTER
   Revenues                       $108,370   $ 84,863
   Earnings Before Income Taxes   $ 45,745   $ 32,037
   Net Earnings                   $ 29,094   $ 20,317
   Diluted Earnings Per Share     $   1.52   $   0.99

FOURTH QUARTER
   Revenues                       $ 95,303   $ 79,588
   Earnings Before Income Taxes   $ 36,475   $ 27,161
   Net Earnings                   $ 23,197   $ 17,339
   Diluted Earnings Per Share     $   1.24   $   0.87

               Centex Construction Products, Inc. and Subsidiaries

BOARD OF
DIRECTORS

Robert L. Clarke(2,3)
Partner
Bracewell & Patterson, L.L.P.

Laurence E. Hirsch(1,2,4)
Chairman and
Chief Executive Officer,
Centex Corporation

Richard D. Jones, Jr.(1)
President and
Chief Executive Officer

David W. Quinn(1,4)
Vice Chairman,
Centex Corporation

Harold K. Work(2,3)
President,
Elk Corporation
Chairman, President, and CEO,
Elcor Corporation

(Numbers in parentheses
indicate Board Committees)

(1) Executive Committee

(2) Compensation Committee

(3) Audit Committee

(4) Stock Option Committee

CENTEX
CONSTRUCTION
PRODUCTS, INC.

Richard D. Jones, Jr.
President and
Chief Executive Officer

H.D. House
Executive Vice President-
Gypsum

Steven R. Rowley
Executive Vice President-
Cement

Robert A. Sells
Executive Vice President-
Concrete and Aggregates

Arthur R. Zunker, Jr.
Senior Vice President-
Finance, Treasurer and
Chief Financial Officer

David A. Greenblatt
Senior Vice President-
Mergers and Acquisitions

Rodney E. Cummickel
Vice President

Hubert L. Smith, Jr.
Vice President

Walter W. Rowe
Vice President

AMERICAN
GYPSUM
COMPANY

H.D. House
President

David P. Emanuel
Vice President

Kerry G. Gannaway
Vice President

Geoff W. Gray
Vice President

CENTEX
MATERIALS,
INC.

James E. Bailey
President

Mark J. Hamilton
Vice President

J. David Loftis
Vice President

ILLINOIS
CEMENT
COMPANY

Wayne W. Emmer
President

Thomas F. Clarke
Vice President

Frank P. Koeppel
Vice President

MATHEWS
READYMIX, INC.

Craig J. Callaway
President

James D. Elliott
Vice President

MOUNTAIN
CEMENT
COMPANY

Bruce E. Ballinger
President

George B. Coates
Vice President

NEVADA
CEMENT
COMPANY

John R. Bremner
Vice President

Gary J. Roma
Vice President

TEXAS-LEHIGH
CEMENT
COMPANY

Gerald J. Essl
President

R. Lee Hunter
Vice President

Larry E. Roberson
Vice President

WESTERN
AGGREGATES,
INC.

Craig J. Callaway
President

James D. Elliott
Vice President


[Photograph of three          Board of Directors, from left: standing -
 men standing and two         Robert L. Clarke, Harold K. Work, David W. Quinn;
 men sitting]                 seated - Laurence E. Hirsch, Richard D. Jones, Jr.

Executive Officers, from left: standing -                  [Photograph of three
Steven R. Rowley, Robert A. Sells, H.D. House;              men standing and two
seated - Arthur R. Zunker, Jr., Richard D. Jones, Jr.       men sitting]

               Centex Construction Products, Inc. and Subsidiaries

CORPORATE HEADQUARTERS

3710 Rawlins Street
Suite 1600, LB 78
Dallas, Texas 75219
(214) 559-6514 (Telephone)
(214) 559-6554 (Fax)

CORPORATE HEADQUARTERS

(After September 1, 2000)
2728 N. Harwood, Suite 600
Dallas, Texas 75201-1516
(214) 981-5000 (Telephone)
Mailing Address:
  P.O. Box 199000
  Dallas, Texas 75219-9000

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (Toll-Free)

STOCK LISTINGS

New York Stock Exchange
Ticker Symbol "CXP"

ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Thursday, July 20, 2000 at 10:00 a.m. in the Red Oak Room at the Sheraton Suites Market Center, 2101 Stemmons Freeway, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to ChaseMellon Shareholder Services, L.L.C. at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.

                                   [CXP's corporate logo]