Form 10-K405, Exhibit 13
period 2001-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 2001-06-27
CIK 918646

                                                                      EXHIBIT 13


Centex Construction
Products, Inc.

                             BALANCE AND DISCIPLINE






                       [Photo of Construction Materials]






                               2001 Annual Report

Centex Construction Products, Inc. (NYSE: CXP) produces and distributes building materials used to construct the nation's homes, commercial and industrial buildings, and infrastructure. CXP is one of two publicly held companies operating in the cement, gypsum wallboard, and concrete and aggregates industries. At March 31, 2001, CXP was 65.2%-owned by Centex Corporation.

                                     CEMENT

CXP's four manufacturing plants and network of 11 distribution terminals produce and market cement in the western half of the United States. Annual production capacity, net of two joint-venture partners' interests, is approximately 2.1 million tons, or about 2.3% of the nation's total capacity. CXP is the third largest domestically owned cement manufacturer and the twelfth largest U. S. cement producer.

                            CONCRETE AND AGGREGATES

CXP's Concrete and Aggregates operations consist of 10 concrete batch plants, 121 readymix trucks and three aggregate plants (approximately 3.7 million tons of annual single-shift capacity), all of which are located in northern California and central Texas. CXP's northern California aggregates deposit is believed to be the largest single permitted aggregates deposit in that area.

                                GYPSUM WALLBOARD

CXP's Gypsum Wallboard operation, which includes four facilities located in New Mexico, Oklahoma and Colorado, is the nation's fourth largest wallboard producer. Together, the plants have a total annual production capacity of approximately 2.6 billion square feet, representing about 7% of total U.S. capacity. During fiscal 2001, CXP's gypsum wallboard product was shipped by rail and by truck to a total of 37 states throughout the nation.

                                   PAPERBOARD

CXP's recycled Paperboard operation is located in southeastern Oklahoma. The mill produces paperboard products from 100 percent reclaimed paper fiber used for facing paper in the manufacturing of gypsum wallboard and other industrial and consumer paperboard products. Annual production capacity is approximately 220,000 tons. The Lawton mill produces paperboard that is approximately 20% to 30% lighter than other products currently available.

                                                            Financial Highlights
                                   (dollars in thousands, except per share data)

                                                             For the Years Ended March 31,
                                         ----------------------------------------------------------------------
                                            2001           2000           1999           1998           1997
                                         ----------     ----------     ----------     ----------     ----------

Revenues(1)                              $  441,127     $  470,465     $  381,900     $  344,264     $  278,144

Earnings Before Income Taxes             $   92,263     $  170,177     $  121,127     $   88,333     $   64,406

Net Earnings                             $   59,429     $  108,232     $   77,289     $   56,533     $   41,799

Diluted Earnings Per Share               $     3.22     $     5.63     $     3.71     $     2.56     $     1.89

Cash Dividends Per Share                 $     0.20     $     0.20     $     0.20     $     0.20     $     0.20

Total Debt                               $  278,828     $      400     $      480     $      560     $    2,640

Stockholders' Equity                     $  392,320     $  340,472     $  279,920     $  274,803     $  239,436

Average Diluted Shares Outstanding           18,473         19,211         20,832         22,063         22,174

Book Value Per Share At Year End         $    21.40     $    18.33     $    14.18     $    12.77     $    10.89

(1) The Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, during fiscal year 2001. As a result of this adoption, net revenues have been restated to include freight and delivery costs billed to customers. Previously such billings were offset against corresponding expenses in cost of sales.

STOCK PRICES AND DIVIDENDS

                     Fiscal Year Ended March 31, 2001            Fiscal Year Ended March 31, 2000
                 ----------------------------------------     ----------------------------------------
                           Price                                        Price
                 -------------------------                    -------------------------
Quarter             High           Low         Dividends         High           Low         Dividends
-------          ----------     ----------     ----------     ----------     ----------     ----------
First            $    32.13     $    21.75     $     0.05     $    39.50     $    33.00     $     0.05
Second           $    27.63     $    22.25     $     0.05     $    41.81     $    34.69     $     0.05
Third            $    28.50     $    22.50     $     0.05     $    39.00     $    33.06     $     0.05
Fourth           $    33.50     $    27.31     $     0.05     $    39.00     $    22.63     $     0.05

The common stock of Centex Construction Products, Inc. is traded on the New York Stock Exchange (ticker symbol CXP). The approximate number of record holders of the common stock of CXP as of May 31, 2001 was 338. The closing price of CXP's common stock on the New York Stock Exchange on May 31, 2001 was $28.32.


                                      TABLE OF CONTENTS


                                        2          Letter to the Shareholders

                                        7          Business Segments

                                       17          Financial Information

                               To Our Shareholders

Balance and Discipline

During fiscal 2001, CXP continued its balanced and disciplined approach to growth even as market conditions in our individual business segments fluctuated. We completed a major acquisition that will ensure CXP's leadership position in the gypsum wallboard industry in the future, and our existing operations reported a number of significant achievements.

o CXP nearly doubled its asset base with the $442 million purchase of selected strategic assets including a gypsum wallboard plant, a short line railroad, three recycled paper fiber collection sites, and a state-of-the-art lightweight recycled paperboard mill in Lawton, Oklahoma. This acquisition made CXP the nation's fourth largest gypsum wallboard producer and also enabled the Company to vertically integrate into the lightweight gypsum paperboard business.

o Fiscal 2001 sales volumes for CXP's Cement and Concrete and Aggregates operations increased over last year's levels, and Cement reported all-time-high operating earnings.

                              TO OUR SHAREHOLDERS

o Despite a precipitous decline in Gypsum Wallboard prices, our three existing wallboard plants reported all-time-high operating efficiencies.

o We approved and began a $13 million expansion project at CXP's Georgetown, Texas Aggregates plant.

o During fiscal 2001, CXP repurchased 264,300 additional shares of its own stock, taking advantage of current market conditions to improve shareholder value.

          [Bar graph indicating                   [Bar graph indicating
          growth in revenues from                 growth in net earnings from
          1997 to 2001]                           1997 to 2001]

[Photograph of Bags of Cement]           [Photograph of Concrete and Aggregates]

                                       [4]

[Photograph of Rolls of Gypsum Paperboard] [Photograph of Gypsum Wallboard]

                              To Our Shareholders

CXP's net earnings for the year were $59.4 million or $3.22 per diluted share this year versus $108.2 million or $5.63 per diluted share for fiscal 2000. Revenues this year totaled $441.1 million compared to $470.5 million in fiscal 2000. The lower earnings were attributable to the steep decline in Gypsum Wallboard prices that occurred during the year.

Our Gypsum Wallboard sales volume increased 16% in fiscal 2001 primarily due to production from our newly acquired Duke, Oklahoma wallboard plant. However, the 41% decline in Gypsum Wallboard pricing that occurred during the year resulted in a 75% decline in segment operating earnings to $27.1 million from $107.6 million last year. Demand remained high and effective cost management enabled us to lower the cost of sales for our Gypsum Wallboard operations by 7% (excluding fuel costs).

CXP's Paperboard operation, which was acquired during the third quarter of fiscal 2001, had operating earnings of $1.4 million for the fiscal year. As the new Lawton paperboard mill becomes fully operational, our ability to effectively manage gypsum wallboard production costs should further improve. This recently completed, state-of-the-art, lightweight, recycled paper mill will meet all of CXP's internal gypsum paperboard needs and also has enough excess capacity to supply other wallboard manufacturers. Approximately 40% of the plant's 220,000 ton-per-year capacity is committed to another wallboard producer under a long-term contract, providing the volume and stability necessary for the Lawton mill to continue operating at high rates of capacity.

The low-cost, low-basis weight gypsum paperboard produced at the Lawton mill provides distinct freight and product quality advantages. We believe that as the gypsum wallboard industry becomes more familiar with the substantial cost benefits of using this lightweight paper product, CXP is positioned to become the market leader in the industry.

CXP's core Cement business remains a vital part of our balanced product mix. Our total Cement sales volume rose 4% for fiscal 2001 to 2.4 million tons and operating earnings from Cement reached an all-time-high $59.6 million, 12% above last year's results. Our average Cement sales price declined 2% from the previous year due to pricing pressures from imports in the Houston, Texas market. The nation's

                                             [Bar graph indicating
                                             growth in stockholders' equity from
                                             1997 to 2001]

                              To Our Shareholders

ongoing infrastructure needs will continue to provide a stable market for CXP's Cement that often offsets earnings fluctuations in other segments.

Operating earnings from our Concrete and Aggregates segment were $7.6 million for fiscal 2001 versus $9.3 million last year. Bolstered by a full year of sales from CXP's new Georgetown, Texas plant near Austin, Aggregates sales volume increased 19%. However, the average sales price of aggregates fell 3% to $4.16 per ton, largely due to increased production of lower-priced road aggregates. An upgrade of the Georgetown plant that will enable the facility to manufacture higher-priced, washed coarse and fine aggregates is underway. We expect continued Aggregates growth in the years ahead as a result of the new markets that will be served by this expanded operation. Concrete sales volume rose 3% for fiscal 2001 over the prior year and Concrete pricing was 3% higher than fiscal 2000 pricing.

Over the past two years, CXP has attempted to locate growth platforms in order to expand the Aggregates segment of our operations. However, most potential acquisition transactions did not meet our traditional return thresholds. We will continue to examine opportunities in this business.

With our balanced mix of products in four areas that are essential to the construction process--Cement, Gypsum Wallboard, Paperboard, and Concrete and Aggregates--CXP has both the product and geographic diversity to weather the fluctuations inherent in construction industry cycles. In the year ahead, we will work to improve shareholder value by focusing our energies on utilizing our valuable resources to build a stronger, more efficient Company. We will continue to maintain a strong balance sheet and search for strategic acquisitions, increase market share and control costs in our key product areas. Achieving these goals requires the dedication and continuing support of all of CXP's employees. Their extraordinary efforts make our continuing success possible.

Shortly after the end of the fiscal year, CXP elected two new directors to its
Board: Michael R. Nicolais, a partner in the private investment firm of Olivhan Investments, L.P. and Timothy R. Eller, Chairman and Chief Executive Officer of Centex Homes and an Executive Vice President of Centex Corporation.


                                             [Bar graph indicating
                                             growth in total assets from
                                             1997 to 2001]

                              To Our Shareholders

          [Photograph of Laurence E. Hirsch and Richard D. Jones, Jr.]


With the strongest Board of Directors in our history and a seasoned management team in place, we look forward to a future of continued growth and prosperity. There will be many challenges in the years ahead, but CXP's management and employees remain committed to our philosophy of balanced and disciplined growth.


/s/ LAURENCE E. HIRSCH                  /s/ RICHARD D. JONES, JR.

Laurence E. Hirsch                      Richard D. Jones, Jr.
Chairman                                President and
                                        Chief Executive Officer

May 31, 2001

                                Business Segments

                               DISCIPLINED GROWTH

Creating sustainable growth in the cyclical building products industry has never been easy. The housing market is extremely sensitive to interest rate fluctuations. Road and large-scale infrastructure projects depend on voter and regulatory approvals. Slowing demand for construction products may result in excess capacity and unstable pricing. Increasing demand, conversely, may encounter limited resources and higher prices.

Achieving long-term success in this constantly changing environment requires both balance and discipline. CXP's geographic diversity and balanced mix of products--Cement, Gypsum Wallboard, Paperboard and Concrete and Aggregates--enables the Company to maintain operational and financial strength. Equally significant is our disciplined approach to strategic growth that enables CXP to achieve our longer-term goals despite temporary market fluctuations.

While not a record-breaking year for CXP or for the building products industry, fiscal 2001 was still an important year for us. Our vision remained intact. We took significant steps toward our objective of competing as a low-cost producer in our markets. Going forward, we will continue our search for other opportunities that will enable CXP to continue to grow while successfully managing the ups and downs inherent in the building products marketplace.

                                   Paperboard

A New Lightweight
Paper Technology


CXP acquired a valuable asset in November 2000--a new 220,000 ton-per-year, state-of-the-art, lightweight recycled paperboard mill in Lawton, Oklahoma. We were confident that with the necessary modifications, the Lawton facility would meet our own internal paperboard needs as well as supply other gypsum wallboard producers.

CXP hired the plant's original German designers to bring the paperboard mill into full production, and currently the mill is running significantly better than our expectations. Approximately 40% of the paperboard mill production is committed to another gypsum wallboard producer under a long-term contract, helping provide the economies of scale that will keep production costs low. Supplying our new lightweight recycled paperboard product to outside customers enables CXP to maintain a steady cash flow while maintaining the production volume necessary to ensure a low-cost, high-quality product for our own needs. Currently, CXP is using approximately 41% of the plant's production for its own gypsum wallboard products.

[Photograph of Rolls of Gypsum Paperboard]

Paperboard reported fiscal 2001 operating earnings of $1.4 million and revenues of $31.5 million. Paperboard sales volume was 80,000 tons, at an average sales price of $386.32 per ton.


                                    CXP's lightweight recycled gypsum paperboard
                                                is 20% to 30% lighter than other
                                        paperboard products currently available.

  [Photograph of Roll of Gypsum Paperboard being produced at the Lawton Mill]

                                   Paperboard

                     [Photograph of Aggregates Stock Piles]

                            Concrete and Aggregates

                            Concrete and Aggregates

                                                                      Georgetown
                                                               Expansion to Open
                                                                     New Markets


Operating earnings from Concrete and Aggregates were $7.6 million for fiscal 2001, down 18% from fiscal 2000 primarily due to lower Aggregates operating margins. Concrete and Aggregates revenues for the year were $61.1 million, 9% above $55.9 million for the same period last year.

Aggregates operating earnings of $1.6 million for fiscal 2001 were 52% lower than last year as a result of increased maintenance costs and lower average net sales prices. Fiscal 2001 was the first full year of operations for our Georgetown, Texas crushed stone operation, and total Aggregates sales volume of
4.0 million tons was 19% higher than in fiscal 2000. However, the addition of lower-priced Georgetown road aggregates sales volume to our product mix caused average net pricing to decline 3% this year to $4.16 per ton. When the Georgetown wet plant is complete in mid-fiscal 2002, the facility will be able to produce higher-priced fine and coarse aggregates for the asphalt and concrete markets.

Concrete operating earnings of $6.0 million for fiscal 2001 were even with earnings from the prior year. Sales volume rose 3% this year to 808,000 cubic yards, largely as a result of higher sales in the northern California market. Concrete's average net sales price for fiscal 2001 also rose 3% over last year to $53.70 per cubic yard.


[Photograph of 1/2 inch     [Photograph of 3/4 inch       [Photograph of 1 inch
      aggregate]                  aggregate]                   aggregate]


Fine and coarse aggregates are used in the production of asphalt and readymix concrete.

                                Gypsum Wallboard

Increased Plant
Capacity for Greater
Market Share


Our acquisition of the 1.1 billion-square-foot gypsum wallboard plant in Duke, Oklahoma expanded CXP's Gypsum Wallboard production capacity 73% to 2.6 billion square feet, making us the nation's fourth largest gypsum wallboard producer. This new high-capacity plant, which includes a short line railroad and railcars to move the finished product to nearby rail hubs, is the second largest plant of its kind in North America.

CXP's three existing wallboard plants in Bernalillo and Albuquerque, New Mexico and Gypsum, Colorado reported all-time-high operating efficiencies in fiscal 2001 and are among the lowest-cost producers in their respective regions.

Our fiscal 2001 Gypsum Wallboard operating earnings of $27.1 million were dramatically lower than fiscal 2000's earnings, primarily due to extremely competitive product pricing. A 25% excess in production capacity dropped plant utilization rates industry-wide and CXP's average net pricing declined to $91.12 per thousand square feet (MSF) this year from $153.57 per MSF last year. Although this year's sales volume of 1,584 million square feet (MMSF) was 16% higher than the previous year, revenues declined 23% to $187.3 million.

[Photograph of gypsum wallboard]

Industry-wide, domestic gypsum wallboard consumption was 3% lower in calendar 2000 than 1999's record consumption. When the excess production capacity is absorbed and gypsum wallboard prices stabilize, CXP expects to be in a strong leadership position in this industry.


                                  Our rail distribution system allows us to ship
                                         to the majority of the continental U.S.

          [Photograph of Gypsum Wallboard being loaded onto Railcars]

                                Gypsum Wallboard

          [Photograph of Limestone Storage Building at a Cement Plant]

                                     Cement

                                     Cement

                                                             A Product That's an
                                                           Essential Part of the
                                                         Nation's Infrastructure


CXP has had the highest return on total assets among the publicly traded cement companies for several years. Our plants, located in Texas, Nevada, Wyoming and Illinois, enjoy four distinct regional markets. Our Cement earnings benefit from this geographic diversity.

Fiscal 2001 operating earnings from Cement reached a record $59.6 million, 12% higher than last year's earnings. With the Wyoming kiln upgrade completed and the new Illinois finish mill online, all of CXP's plants operated at full capacity and were "sold out," resulting in all-time-high Cement production. Fiscal 2001's sales volume of 2.4 million tons was 4% higher than last year's record volume. In addition, we were able to improve our margins 8% for Cement, with an average sales prices of $67.65 per ton. This represents only a 2% decline from the previous year, despite strong downward pricing pressures from imports in the Houston, Texas market.

Cement is an essential element of both building construction and large-scale infrastructure projects. Because cement demand is more dependent on roads and other infrastructure projects than on the housing market, this industry is somewhat immune to the frequent price fluctuations that can adversely affect other building materials. Federal infrastructure funding is in place for at least the next four years, which should keep cement demand fairly stable.

[Photograph of limestone mining]

Limestone is the basic ingredient in the manufacturing of portland cement.

                                Plant Locations

                                Major Facilities

CEMENT PLANTS

o    Illinois Cement Company - LaSalle, Illinois*

o    Mountain Cement Company - Laramie, Wyoming

o    Nevada Cement Company - Fernley, Nevada

o    Texas Lehigh Cement Company LP - Buda, Texas*

GYPSUM WALLBOARD PLANTS

o American Gypsum Company - Albuquerque and Bernalillo, New Mexico; Gypsum, Colorado; and Duke, Oklahoma

CONCRETE AND AGGREGATES PLANTS

o    Centex Materials LP - Austin, Buda, and Georgetown, Texas

o    Mathews Readymix, Inc. - Marysville, California

o    Western Aggregates, Inc. - Marysville, California

PAPERBOARD PLANT

o    Republic Paperboard Company LLC - Lawton, Oklahoma

*    50%-owned with joint-venture partners


     [Map of the United States depicting the locations of CXP's facilities]

              Centex Construction Products, Inc. and Subsidiaries

                              Financial Information

     18   Statements of Consolidated Earnings

     19   Consolidated Balance Sheets

     20   Statements of Consolidated Cash Flows

     21   Statements of Comprehensive Earnings

     22   Statements of Consolidated Stockholders' Equity

     23   Notes to Consolidated Financial Statements

     37   Report of Independent Public Accountants

     38 Management's Discussion and Analysis of Results of Operations and Financial Condition

     44   Summary of Selected Financial Data

     46   Quarterly Results

     47   Board of Directors and Officers

     48   Corporate Information

               Centex Construction Products, Inc. and Subsidiaries

Statements of
Consolidated Earnings

(dollars in thousands, except per share data)

                                                    For the Years Ended March 31,
                                             ------------------------------------------
                                                2001            2000            1999
                                             ----------      ----------      ----------

REVENUES
   Cement                                    $  178,783      $  175,395      $  168,534
   Gypsum Wallboard                             187,347         244,245         170,906
   Paperboard                                    31,492              --              --
   Concrete and Aggregates                       61,101          55,906          47,278
   Other, net                                     3,673           1,231           1,717
   Less: Intersegment Sales                     (21,269)         (6,312)         (6,535)
                                             ----------      ----------      ----------
                                                441,127         470,465         381,900

COSTS AND EXPENSES
   Cement                                       119,169         122,390         111,709
   Gypsum Wallboard                             160,250         136,621         114,336
   Paperboard                                    30,124              --              --
   Concrete and Aggregates                       53,547          46,643          39,928
   Less: Intersegment Purchases                 (21,269)         (6,312)         (6,535)
   Corporate General & Administrative             4,691           4,683           4,380
   Interest Expense (Income), net                 2,352          (3,737)         (3,045)
                                             ----------      ----------      ----------
                                                348,864         300,288         260,773
                                             ----------      ----------      ----------

EARNINGS BEFORE INCOME TAXES                     92,263         170,177         121,127
   Income Taxes                                  32,834          61,945          43,838
                                             ----------      ----------      ----------

NET EARNINGS                                 $   59,429      $  108,232      $   77,289
                                             ==========      ==========      ==========

EARNINGS PER SHARE
   Basic                                     $     3.23      $     5.66      $     3.73
                                             ==========      ==========      ==========
   Diluted                                   $     3.22      $     5.63      $     3.71
                                             ==========      ==========      ==========


See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

                                                                    Consolidated
                                                                  Balance Sheets

                                                          (dollars in thousands)

                                                                                         March 31,
                                                                                 --------------------------
                                                                                    2001            2000
                                                                                 ----------      ----------

ASSETS
Current Assets -
   Cash and Cash Equivalents                                                     $    8,747      $   96,170
   Accounts and Notes Receivable, net                                                92,619          54,459
   Inventories                                                                       56,008          38,582
                                                                                 ----------      ----------
     Total Current Assets                                                           157,374         189,211
                                                                                 ----------      ----------

Property, Plant and Equipment                                                       781,713         413,933
   Less: Accumulated Depreciation                                                  (198,380)       (178,033)
                                                                                 ----------      ----------
     Property, Plant & Equipment, net                                               583,333         235,900

Notes Receivable, net                                                                 1,905             367
Goodwill and Other Intangible Assets                                                 58,422             762
Other Assets                                                                          8,926          11,899
                                                                                 ----------      ----------

                                                                                 $  809,960      $  438,139
                                                                                 ==========      ==========

CURRENT LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current Liabilities -
   Accounts Payable                                                              $   42,168      $   22,348
   Accrued Liabilities                                                               47,943          49,112
   Current Portion of Long-term Debt                                                     80              80
   Income Taxes Payable                                                                  --           1,447
                                                                                 ----------      ----------
     Total Current Liabilities                                                       90,191          72,987
                                                                                 ----------      ----------

Long-term Debt                                                                      278,748             320
Deferred Income Taxes                                                                48,701          24,360
Stockholders' Equity -
   Common Stock, Par Value $0.01; Authorized 50,000,000 Shares;
     Issued and Outstanding 18,338,762 and 18,571,732 Shares, respectively              183             186
   Capital in Excess of Par Value                                                    14,614          20,302
   Accumulated Other Comprehensive Earnings                                              --          (1,789)
   Retained Earnings                                                                377,523         321,773
                                                                                 ----------      ----------
     Total Stockholders' Equity                                                     392,320         340,472
                                                                                 ----------      ----------

                                                                                 $  809,960      $  438,139
                                                                                 ==========      ==========


See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

Statements of
Consolidated Cash Flows

(dollars in thousands)

                                                                        For the Years Ended March 31,
                                                                 ------------------------------------------
                                                                    2001            2000            1999
                                                                 ----------      ----------      ----------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net Earnings                                                  $   59,429      $  108,232      $   77,289
   Adjustments to Reconcile Net Earnings to
     Net Cash Provided by Operating Activities,
       Net of Effect of Net Assets Acquisition -
         Depreciation, Depletion and Amortization                    24,871          18,589          16,187
         Deferred Income Tax Provision                               23,377             166           2,909
         Asset Disposition Provision                                     --              --             700
   Increase in Accounts and Notes Receivable                         (3,223)        (10,970)         (6,252)
   Increase in Inventories                                           (2,805)         (5,552)           (493)
   (Decrease) Increase in Accounts Payable and
     Accrued Liabilities                                             (5,707)         12,335           5,626
   Decrease (Increase) in Other Assets, net                           7,485          (5,620)         (3,219)
   (Decrease) Increase in Income Taxes Payable                       (1,447)          1,447              --
                                                                 ----------      ----------      ----------
     Net Cash Provided by Operating Activities                      101,980         118,627          92,747
                                                                 ----------      ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of Net Assets                                       (342,200)             --              --
   Property, Plant and Equipment Additions, net                     (16,250)        (28,019)        (33,806)
    Proceeds from Asset Dispositions                                     --           1,946             960
                                                                 ----------      ----------      ----------
     Net Cash Used in Investing Activities                         (358,450)        (26,073)        (32,846)
                                                                 ----------      ----------      ----------

Cash Flows from Financing Activities
   Proceeds from  Long-term Debt                                    268,500              --              --
   Repayment of  Long-term Debt                                         (80)            (80)            (80)
   Redemption of Subordinated Debt                                  (89,992)             --              --
   Dividends Paid to Stockholders                                    (3,690)         (3,865)         (4,210)
   Retirement of Common Stock                                        (6,198)        (43,233)        (71,861)
   Proceeds from Stock Option Exercises                                 507           1,148           3,806
                                                                 ----------      ----------      ----------
     Net Cash Provided by (Used in) Financing Activities            169,047         (46,030)        (72,345)
                                                                 ----------      ----------      ----------

NET (DECREASE) INCREASE IN CASH
   AND CASH EQUIVALENTS                                             (87,423)         46,524         (12,444)
CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                                               96,170          49,646          62,090
                                                                 ----------      ----------      ----------
CASH AND CASH EQUIVALENTS AT
   END OF PERIOD                                                 $    8,747      $   96,170      $   49,646
                                                                 ==========      ==========      ==========


See notes to consolidated financial statements.

              Centex Construction Products, Inc. and Subsidiaries

                                                                   Statements of
                                                          Comprehensive Earnings

                                                          (dollars in thousands)

                                                                     For the Years Ended March 31,
                                                               ------------------------------------------
                                                                  2001            2000            1999
                                                               ----------      ----------      ----------

NET EARNINGS                                                   $   59,429      $  108,232      $   77,289

OTHER COMPREHENSIVE
   EARNINGS BEFORE TAX
     Unrealized Gain (Loss) on Investment in Securities             4,703          (2,753)             --
     Reclassification Adjustment                                   (1,950)             --              --
                                                               ----------      ----------      ----------
COMPREHENSIVE EARNINGS BEFORE
   INCOME TAXES                                                    62,182         105,479          77,289

INCOME TAX RELATED TO OTHER
   ITEMS OF COMPREHENSIVE EARNINGS                                   (964)            964              --
                                                               ----------      ----------      ----------

COMPREHENSIVE EARNINGS                                         $   61,218      $  106,443      $   77,289
                                                               ==========      ==========      ==========


See notes to consolidated financial statements.

               Centex Construction Products, Inc. and Subsidiaries

Statements of Consolidated
Stockholders' Equity

(dollars in thousands)

                                                For the Years Ended March 31,
                                         ------------------------------------------
                                            2001            2000            1999
                                         ----------      ----------      ----------

COMMON STOCK
   Balance at Beginning of Period        $      186      $      197      $      215
     Retirement of Common Stock                  (3)            (11)            (18)
                                         ----------      ----------      ----------
   Balance at End of Period                     183             186             197
                                         ----------      ----------      ----------

CAPITAL IN EXCESS OF PAR VALUE
   Balance at Beginning of Period            20,302          62,376         130,413
     Retirement of Common Stock              (6,195)        (43,222)        (71,843)
     Stock Option Exercises                     507           1,148           3,806
                                         ----------      ----------      ----------
   Balance at End of Period                  14,614          20,302          62,376
                                         ----------      ----------      ----------

RETAINED EARNINGS
   Balance at Beginning of Period           321,773         217,347         144,175
     Dividends to Stockholders               (3,679)         (3,806)         (4,117)
     Net Earnings                            59,429         108,232          77,289
                                         ----------      ----------      ----------
   Balance at End of Period                 377,523         321,773         217,347
                                         ----------      ----------      ----------

ACCUMULATED OTHER
   COMPREHENSIVE EARNINGS
   Balance at Beginning of Period            (1,789)             --              --
     Other Comprehensive Earnings             1,789          (1,789)             --
                                         ----------      ----------      ----------
   Balance at End of Period                      --          (1,789)             --
                                         ----------      ----------      ----------

TOTAL STOCKHOLDERS' EQUITY               $  392,320      $  340,472      $  279,920
                                         ==========      ==========      ==========


See notes to consolidated financial statements

              Centex Construction Products, Inc. and Subsidiaries

                                                           Notes to Consolidated
                                                            Financial Statements

                                   (dollars in thousands, except per share data)

(A) SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Centex Construction Products, Inc. and its majority-owned subsidiaries ("CXP" or the "Company") after the elimination of all significant intercompany balances and transactions. In addition, the Company holds 50% joint venture interests in its cement plants in Illinois and Texas and has proportionately consolidated its pro rata interest in the revenues, expenses, assets and liabilities of those extractive industry ventures.

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less, and are recorded at cost, which approximates market value.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $4.6 million and $4.1 million at March 31, 2001 and 2000, respectively. The Company has no significant credit risk concentration among its diversified customer base.

   Notes receivable at March 31, 2001 are collectible primarily over three years. The weighted average interest rate at March 31, 2001 and 2000 was 8.2% and 8.4%, respectively.

INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                                         March 31,
                                                 -------------------------
                                                    2001           2000
                                                 ----------     ----------

Raw Materials and Materials-in-Progress          $   14,741     $   13,248
Finished Cement                                       4,775          5,523
Aggregates                                            2,686          2,071
Gypsum Wallboard                                      7,743          1,913
Paperboard                                            5,394             --
Repair Parts and Supplies                            19,789         15,323
Fuel and Coal                                           880            504
                                                 ----------     ----------
                                                 $   56,008     $   38,582
                                                 ==========     ==========

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Property, plant and equipment acquired in the November 10, 2000 asset purchase were recorded at their fair market values. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated

               Centex Construction Products, Inc. and Subsidiaries

depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:

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

STOCK REPURCHASES

The Company's Board of Directors has authorized the repurchase of a cumulative total of 6,101,430 shares of CXP's common stock. The Company repurchased 264,300 shares at a cost of $6.2 million in fiscal 2001 and 1,224,600 shares at a cost of $43.2 million in fiscal 2000. Cumulative shares repurchased at March 31, 2001 were 5,358,130, leaving approximately 743,300 shares remaining under the Company's current authorization. Centex Corporation ("Centex") owned 65.2% of CXP's outstanding common stock at March 31, 2001.

COMPREHENSIVE EARNINGS

Comprehensive earnings as presented in the accompanying Consolidated Statements of Comprehensive Earnings is defined as the total of net income and all other non-owner changes in equity. Securities that are classified as available-for-sale are stated at market value as determined by the most recently traded price at the balance sheet date. The unrealized gains and losses, net of deferred tax, are excluded from earnings and reported in a separate component of stockholders' equity as "Accumulated Other Comprehensive Earnings".

STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized below:

                                           For the Years Ended March 31,
                                      ----------------------------------------
                                         2001           2000           1999
                                      ----------     ----------     ----------

Operating Units Selling, G&A          $   19,157     $   17,625     $   14,425
Corporate G&A                              4,691          4,683          4,380
                                      ----------     ----------     ----------
                                      $   23,848     $   22,308     $   18,805
                                      ==========     ==========     ==========

   Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $36.0 million, $38.4 million and $32.0 million in the years ended March 31, 2001, 2000 and 1999, respectively, for maintenance and repairs.

   Other net revenues include clinker sales income, lease and rental income, asset sale income, non-inventoried aggregates sales income, recycled waste paper income, and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

Interest payments made during the years ended March 31, 2001, 2000 and 1999 were $9.0 million, $0.1 million and $0.1 million, respectively.

               Centex Construction Products, Inc. and Subsidiaries

   Net payments made for federal and state income taxes during the years ended March 31, 2001, 2000 and 1999 were $19.7 million, $57.1 million and $40.8 million, respectively. Included in the March 31, 1999 payments was a payment to Centex for $0.16 million made under the tax separation agreement.

   Assumption of subordinated notes and other liabilities is a non cash financing activity.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("SFAS No. 128"). This statement established new standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 replaced the presentation of primary EPS previously prescribed by Accounting Principles Board ("APB") Opinion No. 15 ("APB Opinion No. 15") with a presentation of basic EPS which is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

   SFAS No. 128 also requires dual presentation of basic and diluted EPS. Diluted EPS is computed similarly to fully diluted EPS pursuant to APB Opinion No. 15.

   Basic earnings per common share is based on the weighted average number of common shares outstanding in 2001, 2000 and 1999 of 18,405,116; 19,130,084 and
20,710,174, respectively. Diluted earnings per common share is based on the weighted average number of common shares outstanding and share equivalents outstanding, assuming dilution from issued and unexercised stock options outstanding, of 18,473,114; 19,211,324 and 20,832,451 in 2001, 2000 and 1999,
respectively. Anti-dilutive options to purchase shares of common stock that were excluded from the computation of diluted earnings per share were 618,000 shares at an average price of $35.80 for the year ended March 31, 2001. All anti-dilutive options have expiration dates ranging from April 2008 to January 2010.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, no expense is recognized related to the Company's stock options because the option's exercise price is set at the stock's fair market value on the date the option is granted.

NEW ACCOUNTING STANDARD

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". In 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133." In 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of SFAS No. 133." SFAS No. 133, as amended, is effective for the Company as of April 1, 2001. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities and requires an entity to recognize all derivatives in the statement of financial position and measure those instruments at fair value. Changes in the derivative instruments' fair value must be recognized into earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company formally document, designate and assess the effectiveness of transactions that receive hedge accounting. The adoption of SFAS 133, as amended, did not have a significant impact on the Company's financial position or results of operations.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over net assets of businesses acquired. Goodwill is amortized over 20 years. The Company monitors its goodwill and other intangibles to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the performance, on an undiscounted basis, of the underlying businesses which gave rise to such amounts. In

               Centex Construction Products, Inc. and Subsidiaries

case of impairment, the recorded costs would be written down to fair value on a discounted basis. Goodwill amortization totaled $1.0 million in fiscal 2001, $0.1 million in fiscal 2000 and $0.1 million in fiscal 1999.

   Other intangibles are intangibles associated with the November 10, 2000 asset purchase. Other intangibles are amortized over various periods between seven months and 15 years. Other intangibles amortization totaled $0.2 million in fiscal 2001 and zero in fiscal 2000 and 1999. The balance of other intangibles at March 31, 2001 was $3.4 million.

REVENUE RECOGNITION

Revenue from the sale of cement, gypsum wallboard, paperboard, concrete and aggregates is recorded when the products are shipped.

   During fiscal 2001, the Company adopted the provisions of the Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Costs" ("EITF 00-10"), which provides guidance regarding how shipping and handling costs incurred by the seller and billed to a customer should be treated. EITF 00-10 requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue, and the costs incurred by the seller for shipping and handling be classified as an expense. Historically, certain amounts the company billed for shipping and handling have been shown as an offset to shipping costs which are recorded in cost of goods sold in the accompanying Consolidated Statements of Income. There was no impact to the Company's income from operations or net income as a result of the adoption of EITF 00-10. Prior-year financial statements have been restated to conform to the requirements of EITF 00-10. The amount of billed shipping and handling costs reclassified from cost of goods sold to net sales in the accompanying consolidated statements of income were $61.9 million, $51.7 million and $45.8 million in fiscal 2001, 2000 and 1999, respectively.

   In December 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which summarized certain of the SEC staff's views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. SAB 101 became effective for the fiscal year ended March 31, 2001, and did not have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to be consistent with the fiscal 2001 presentation.

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized below:

                                                     March 31,
                                             --------------------------
                                                2001            2000
                                             ----------      ----------

Land and Quarries                            $   48,531      $   32,303
Plants                                          683,599         336,729
Buildings, Machinery and Equipment               49,583          44,901
                                             ----------      ----------
                                                781,713         413,933
Accumulated Depreciation                       (198,380)       (178,033)
                                             ----------      ----------
                                             $  583,333      $  235,900
                                             ==========      ==========

   The Company acquired certain strategic assets with a net book value of $355.5 million in fiscal 2001 (see Note J). The 50,000 ton-per-year Commerce City (Denver), Colorado paperboard mill was idled on April 23, 2001. Management believes the idled facility was recorded at its net realizable value at the purchase date. At March 31, 2001 the net book value of the idled facility was $5.0 million. The Company completed two expansion projects during fiscal 2000:
(i) an $18 million expansion of the Eagle gypsum wallboard plant; and (ii) a $20 million expansion of the 50% owned LaSalle cement plant.

              Centex Construction Products, Inc. and Subsidiaries

(C) INDEBTEDNESS

LONG-TERM DEBT

Long-term debt is set forth below:

                                                                         March 31,
                                                                 --------------------------
                                                                    2001            2000
                                                                 ----------      ----------

Bank Debt, Due November 2003, Unsecured                          $  268,500      $       --
Subordinated Notes, 9 1/2%, due July 2008, Unsecured                 10,008              --
Property Note, Interest at 7%, Due March 2005, Secured                  320             400
Less: Current Maturities                                                (80)            (80)
                                                                 ----------      ----------
                                                                 $  278,748      $      320
                                                                 ==========      ==========

   The weighted-average interest rates of the bank debt borrowings during fiscal 2001 was 7.8%.

   Maturities of long-term debt during the next five fiscal years are:2002, $80; 2003, $80; 2004, $268.500; 2005, $80; 2006, zero; thereafter, $10,008.

CREDIT FACILITY

On November 10, 2000, the Company's $35 million unsecured revolving credit facility used to finance its working capital and capital expenditures requirements was cancelled and replaced with a new $325 million senior revolving credit facility (the "New Credit Facility"). The principal balance amount of the New Credit Facility matures on November 10, 2003. The borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. Outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to, at the election of the Company, (i) LIBOR, plus an agreed upon margin (ranging from 100 to 175 basis points), which is to be established quarterly based upon the Company's ratio of EBITDA to total funded debt or (ii) an alternate base rate which is the higher of (a) the prime rate or
(b) the federal funds rate plus 1/2% per annum, plus an agreed upon range (from zero to 75 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Under the New Credit Facility, the Company is required to adhere to a number of financial and other covenants, including covenants relating to the Company's interest coverage ratio, consolidated funded indebtedness ratio, minimum tangible net worth, and limitations on dividends and capital expenditures. At March 31, 2001, the Company had $268,500 outstanding under the New Credit Facility.

   Also, on November 10, 2000, a subsidiary of the Company assumed $100 million of 9.5% senior subordinated notes (the "Notes") with a maturity date of July 15, 2008. Interest payments on the Notes are due on January 15 and July 15. The Notes are redeemable at the option of the subsidiary, in whole or in part, at any time after July 15, 2003. Upon the assumption of the Notes on November 10, 2000, the subsidiary was required to commence a tender offer for the Notes at 101%. On December 20, 2000, $89,992 in principal amount of the Notes were tendered, leaving $10,008 outstanding. Subsequent to March 31, 2001, the Company commenced a cash tender offer to purchase all of the $10,008 Notes outstanding at a price of 108.75%. The Notes include financial and other covenants of the kind generally included in similar indebtedness. The Company was in compliance with such financial ratios and tests at March 31, 2001, and throughout the fiscal year then ended for both the Notes and the New Credit Facility.

   The New Credit Facility has a $15.0 million letter of credit facility. Under the letter of credit facility, the Company pays a fee at a per annum rate equal to the applicable margin for Eurodollar loans in effect from time to time plus a one-time letter of credit fee in an amount equal to 0.125% of the initial stated amount. At March 31, 2001, the Company had $4.1 million of letters of credit outstanding.

               Centex Construction Products, Inc. and Subsidiaries

(D) INCOME TAXES

The provision for income taxes includes the following components:

                                                         For the Years Ended March 31,
                                                   -----------------------------------------
                                                      2001           2000            1999
                                                   ----------     ----------      ----------

Current Provision
   Federal                                         $    7,423     $   56,034      $   36,547
   State                                                2,034          5,745           4,382
                                                   ----------     ----------      ----------
                                                        9,457         61,779          40,929
Deferred Provision (Benefit)
   Federal                                             20,900         (1,045)          1,951
   State                                                2,477          1,211             958
                                                   ----------     ----------      ----------
                                                       23,377            166           2,909
                                                   ----------     ----------      ----------
Provision for Income Taxes                         $   32,834     $   61,945      $   43,838
                                                   ==========     ==========      ==========

The effective tax rates vary from the federal statutory rates due to the following items:

                                                         For the Years Ended March 31,
                                                   -----------------------------------------
                                                      2001           2000            1999
                                                   ----------     ----------      ----------

Earnings Before Income Taxes                       $   92,263     $  170,177      $  121,127
                                                   ==========     ==========      ==========
Income Taxes at Statutory Rate                     $   32,292     $   59,562      $   42,394
Increases (Decreases) in Tax Resulting from -
   State Income Taxes, net                              2,932          4,522           3,469
   Statutory Depletion in Excess of Cost               (2,600)        (2,413)         (2,297)
   Other                                                  210            274             272
                                                   ----------     ----------      ----------
Provision for Income Taxes                         $   32,834     $   61,945      $   43,838
                                                   ==========     ==========      ==========
Effective Tax Rate                                         36%            36%             36%

   The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

                                                         For the Years Ended March 31,
                                                   -----------------------------------------
                                                      2001           2000            1999
                                                   ----------     ----------      ----------

Excess Tax Depreciation and Amortization           $   32,919     $    3,391      $    4,347
Bad Debts                                              (9,364)          (305)              6
Uniform Capitalization                                    (73)            10             106
Accrual Changes                                          (317)        (2,971)         (1,259)
Other                                                     212             41            (291)
                                                   ----------     ----------      ----------
                                                   $   23,377     $      166      $    2,909
                                                   ==========     ==========      ==========

              Centex Construction Products, Inc. and Subsidiaries

   Components of deferred income taxes are as follows:

                                                              March 31,
                                                     --------------------------
                                                        2001            2000
                                                     ----------      ----------

Items Giving Rise to Deferred Taxes
   Excess Tax Depreciation and Amortization          $   66,207      $   33,288
   Other                                                  4,399           4,187
                                                     ----------      ----------
                                                         70,606          37,475
                                                     ----------      ----------
Items Giving Rise to Prepaid Taxes
   Accrual Changes                                      (11,433)        (12,080)
   Bad Debts                                            (10,387)         (1,023)
   Uniform Capitalization                                   (85)            (12)
                                                     ----------      ----------
                                                        (21,905)        (13,115)
                                                     ----------      ----------
Net Deferred Income Tax Liability                    $   48,701      $   24,360
                                                     ==========      ==========

   The Company anticipates being subject to the alternative minimum tax in fiscal 2001. At March 31, 2001 alternative minimum tax credit carry forwards amount to $366.

(E) BUSINESS SEGMENTS

The Company operates in four business segments: Cement, Gypsum Wallboard, Recycled Paperboard, and Concrete and Aggregates, with Cement and Gypsum Wallboard being the Company's principal lines of business. These operations are conducted in the United States and include the mining of limestone and the manufacture, production, distribution and sale of Portland cement (a basic construction material which is the essential binding ingredient in concrete), the mining of gypsum and the manufacture and sale of gypsum wallboard, the manufacture and sale of recycled paperboard to the gypsum wallboard industry and other paperboard converters, the sale of readymix concrete, and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways.

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

   The Company operates four cement plants, eleven cement distribution terminals, four gypsum wallboard plants, ten gypsum wallboard reload centers, a gypsum wallboard distribution center, two recycled paperboard mills, ten readymix concrete batch plant locations, and three aggregates processing plant locations. The principal markets for the Company's cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard and recycled paperboard is distributed throughout the continental United States. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

               Centex Construction Products, Inc. and Subsidiaries

   The following table sets forth certain financial information relating to the Company's operations by segment:

                                                         For the Years Ended March 31,
                                                   -----------------------------------------
                                                      2001           2000            1999
                                                   ----------     ----------      ----------

Revenues
   Cement                                          $  178,783     $  175,395      $  168,534
   Gypsum Wallboard                                   187,347        244,245         170,906
   Paperboard                                          31,492             --              --
   Concrete and Aggregates                             61,101         55,906          47,278
   Other, net                                           3,673          1,231           1,717
                                                   ----------     ----------      ----------
                                                      462,396        476,777         388,435
   Less: Intersegment Sales                           (21,269)        (6,312)         (6,535)
                                                   ----------     ----------      ----------
                                                   $  441,127     $  470,465      $  381,900
                                                   ==========     ==========      ==========

Segment Operating Earnings
   Cement                                          $   59,614     $   53,005      $   56,825
   Gypsum Wallboard                                    27,097        107,624          56,570
   Paperboard                                           1,368             --              --
   Concrete and Aggregates                              7,554          9,263           7,350
   Other, net                                           3,673          1,231           1,717
                                                   ----------     ----------      ----------
                                                   $   99,306     $  171,123      $  122,462
                                                   ==========     ==========      ==========

Identifiable Assets
   Cement                                          $  145,696     $  147,270      $  139,183
   Gypsum Wallboard                                   345,679        159,780         143,464
   Paperboard                                         265,789             --              --
   Concrete and Aggregates                             33,233         30,018          23,634
   Corporate and Other                                 19,563        101,071          58,402
                                                   ----------     ----------      ----------
                                                   $  809,960     $  438,139      $  364,683
                                                   ==========     ==========      ==========

Capital Expenditures
   Cement                                          $    6,199     $   10,306      $    7,536
   Gypsum Wallboard                                     4,521         10,783          24,204
   Paperboard                                             489             --              --
   Concrete and Aggregates                              4,859          6,890           2,050
   Corporate and Other                                    182             40              24
                                                   ----------     ----------      ----------
                                                   $   16,250     $   28,019      $   33,814
                                                   ==========     ==========      ==========

Depreciation, Depletion and Amortization
   Cement                                          $    8,219     $    8,742      $    7,768
   Gypsum Wallboard                                    10,529          7,210           6,005
   Paperboard                                           3,164             --              --
   Concrete and Aggregates                              2,924          2,465           2,190
   Corporate and Other                                     35            172             224
                                                   ----------     ----------      ----------
                                                   $   24,871     $   18,589      $   16,187
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

   The Company's operations and properties are subject to extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, as well as laws relating to worker health and workplace safety. The Company carefully considers the requirements mandated by such laws and regulations and has procedures in place at all of its operating units to monitor compliance. Any matters which are identified as potential exposures under these laws and regulations are carefully reviewed by management to determine the Company's potential liability. Although management is not aware of any exposures which would require an accrual under SFAS No. 5, "Accounting for Contingencies," there can be no assurance that prior or future operations will not ultimately result in violations, claims or other liabilities associated with these regulations.

   The Company has certain deductible limits under its workers' compensation and liability insurance policies for which reserves are established based on the estimated costs of known and anticipated claims.

   The Company has a contract until October, 2015 to supply approximately 35% to 40% of the Lawton, Oklahoma mill's output of gypsum-grade recycled paperboard to another gypsum wallboard producer.

   The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for the fiscal years 2001, 2000, and 1999 totaled $2.6 million,$3.2 million and $3.1 million, respectively. Minimum annual rental commitments as of March 31, 2001, under noncancelable operating leases are set forth as follows:

Fiscal Year                          Total
-----------                        ----------

2002                               $    2,571
2003                               $    2,768
2004                               $    1,815
2005                               $    1,392
2006                               $      861
Thereafter                         $    1,530
                                   ----------
                                   $   10,937
                                   ==========

(G) STOCK OPTION PLANS

The Company has two stock option plans for certain directors, officers and key employees of the Company: the Centex Construction Products, Inc. Amended and Restated Stock Option Plan (the "1994 Plan") and the Centex Construction Products, Inc. 2000 Stock Option Plan (the "2000 Plan"). Although the 1994 Plan and the 2000 Plan provide that option grants may be at less than fair market value at the date of grant, the Company has consistently followed the practice of issuing options at or above fair market value at the date of grant. Under both plans, option periods and exercise dates may vary within a maximum period of 10 years. All option grants have been issued with vesting occurring near the end of the option grants' 10-year life; however, the option grants may qualify for early vesting, on an annual basis, if certain predetermined performance criteria are met. The Company records proceeds from the exercise of options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional

               Centex Construction Products, Inc. and Subsidiaries

capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of grant. A summary of the activity of the two plans is presented below.

                                                                For the Years Ended March 31,
                                   ----------------------------------------------------------------------------------------
                                              2001                           2000                          1999
                                   --------------------------     --------------------------     --------------------------
                                                    Weighted                       Weighted                       Weighted
                                     Number         Average         Number         Average         Number         Average
                                       of           Exercise          of           Exercise          of           Exercise
                                     Shares          Price          Shares          Price          Shares          Price
                                   ----------      ----------     ----------      ----------     ----------      ----------
Outstanding Options at
   Beginning of Year                  803,208      $    31.72        528,552      $    27.82        362,699      $    12.64
Granted                               393,500      $    22.63        370,000      $    35.34        370,000      $    36.40
Exercised                             (31,330)     $    12.79        (51,867)     $    14.04       (173,147)     $    12.81
Cancelled                            (119,369)     $    32.55        (43,477)     $    36.22        (31,000)     $    36.56
                                   ----------                     ----------                     ----------
Outstanding Options
   at End of Year                   1,046,009      $    28.77        803,208      $    31.72        528,552      $    27.82
                                   ==========                     ==========                     ==========
Options Exercisable at
   End of Year                        336,994                        218,139                        183,252
                                   ==========                     ==========                     ==========
Weighted Average Fair Value
   of Options Granted
   during the Year                 $    11.50                     $    18.52                     $    19.57

   The following table summarizes information about stock options outstanding at March 31, 2001:

                                      Options Outstanding                      Options Exercisable
                        ------------------------------------------------   ----------------------------
                         Number of      Wtd. Avg.            Weighted       Number of       Weighted
    Range of               Shares       Remaining            Average         Shares         Average
 Exercise Prices        Outstanding  Contractual Life     Exercise Price   Outstanding   Exercise Price
 ---------------        -----------  ----------------     --------------   -----------   --------------
$12.00 to $24.06            465,499      7.9 years          $    20.18        107,999      $    12.03
$33.31 to $34.91            292,633      8.0 years          $    34.81         79,790      $    34.91
$35.19 to $39.53            287,877      7.1 years          $    36.53        149,205      $    36.56
                         ----------                                        ----------
                          1,046,009      7.7 years          $    28.77        336,994      $    28.31
                         ==========                                        ==========

   Shares available for future stock option grants were 1,257,099 at March 31, 2001.

   The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost for options issued under the 1994 Plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, pro forma net earnings would have been $57,445, $106,917 and $76,085 for the fiscal years ended March 31, 2001, 2000 and 1999, respectively. Basic and diluted earnings per share for fiscal year ended March 31, 2001 would have been $3.12 and $3.11, respectively, for fiscal year ended March 31, 2000 would have been $5.59 and $5.57, respectively and for fiscal year ended March 31, 1999 would have been $3.67 and $3.65, respectively.

              Centex Construction Products, Inc. and Subsidiaries

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                          For the Years Ended March 31,
                                      ------------------------------------
                                        2001          2000          1999
                                      --------      --------      --------

Expected Volatility                       32.5%         33.6%         35.3%
Risk-free Interest Rate                    6.4%          5.8%          5.8%
Dividend Yield                              .9%           .6%           .6%
Expected Life (Years)                       10            10            10

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's long-term debt of which 96% has floating rate terms has been estimated based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the Company's long-term debt approximates fair value.

   All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivables, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) AGREEMENTS WITH CENTEX CORPORATION

On April 19, 1994 (the "Closing Date") the Company completed the sale of 11,730,000 shares or 51% of its common stock through an Initial Public Offering. Prior to that time, the Company was a wholly owned subsidiary of Centex. On the Closing Date the Company entered into certain agreements with Centex to define the Company's ongoing relationship with Centex. The major agreements are:

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

   Administrative Services: Centex Service Company ("CSC"), a subsidiary of Centex, will provide the Company with employee benefit administration, public/investor relations and certain other services. The Administrative Services Agreement is renewable annually with the administrative fee determined on an annual basis. The Company paid CSC an administrative fee of $220 in fiscal 2001, $198 in fiscal 2000 and $95 in fiscal 1999. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.

               Centex Construction Products, Inc. and Subsidiaries

(J) Acquisitions

On November 10, 2000, the Company and a wholly owned subsidiary (together, the "Purchasers") entered into a purchase agreement to acquire certain strategic assets as summarized below (collectively, the "Strategic Assets"):

   (1) A 1.1 billion square foot gypsum wallboard plant located in Duke, Oklahoma;

   (2) A short line railroad and railcars linking the Duke plant to adjacent railroads;

   (3) A 220,000 ton-per-year lightweight paper mill in Lawton, Oklahoma;

   (4) A 50,000 ton-per-year Commerce City (Denver), Colorado paper mill; and

   (5) Three recycled paper fiber collection sites.

   Pursuant to the purchase agreement, the Purchasers paid aggregate consideration consisting of (1) $338,200 in cash, plus (2) the assumption by the subsidiary of $100,000 of 9.5% senior subordinated notes due in 2008. In exchange for this consideration, the subsidiary acquired the assets described above and a $24,300 secured note receivable, which is expected to be retired within twelve months from the date of the acquisition.

   The acquisition has been accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The results of operations of the Strategic Assets since November 10, 2000 are included in the Company's financial statements. The fair value of tangible assets purchased, goodwill (amortized over a 20-year period) and other intangible assets (amortized over various periods from seven months to 15 years) are as follows:

Cash Consideration Paid
   CXP Cash                                                      $  150,000
   Bank Borrowings                                                  188,200
                                                                 ----------
                                                                    338,200
CXP Transaction Costs                                                 4,000
Subordinated Debt Assumed                                           100,000
                                                                 ----------
   Total Consideration                                              442,200
Liabilities Assumed                                                  24,358
                                                                 ----------
                                                                    466,558
Fair Value of Property, Plant, Equipment, Inventory,
   Receivables and Other Miscellaneous Assets                      (407,701)
                                                                 ----------
Goodwill and Other Intangible Assets                             $   58,857
                                                                 ==========

   The unaudited pro forma results for the fiscal years ended March 31, 2001 and March 31, 2000, assumes that the acquisition was completed on April 1, 1999:

                                                For the Years Ended March 31,
                                                -----------------------------
                                                    2001           2000
                                                 ----------     ----------

Revenues                                         $  520,380     $  621,884
Net Earnings                                     $   44,975     $  121,306
Earnings per Dilutive Share                      $     2.43     $     6.31

              Centex Construction Products, Inc. and Subsidiaries

   The pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expense, goodwill amortization and interest expense on new bank borrowings and debt assumed. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at April 1, 1999 or of future results of operations of the consolidated entities.

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

   The following table provides a reconciliation of the defined benefit plan obligations and fair value of plan assets over the two year period ended March 31, 2001 and a statement of the funded status as of March 31, 2001 and 2000:

                                                                                2001            2000
                                                                             ----------      ----------

Reconciliation of Benefit Obligations
   Benefit Obligation at April 1,                                            $    4,228      $    4,539
   Service Cost - Benefits Earned During the Period                                 209             192
   Interest Cost on Projected Benefit Obligation                                    379             306
   Actuarial Loss (Gain)                                                            951            (661)
   Benefits Paid                                                                   (178)           (148)
                                                                             ----------      ----------
     Benefit Obligation at March 31,                                              5,589           4,228

Reconciliation of Fair Value of Plan Assets
   Fair Value of Plan Assets at April 1,                                          5,872           5,264
   Actual Return on Plan Assets                                                  (1,003)            756
   Employer Contributions                                                            --              --
   Benefits Paid                                                                   (178)           (148)
                                                                             ----------      ----------
     Fair Value of Plans at March 31,                                             4,691           5,872

Funded Status
   Funded Status at March 31,                                                      (898)          1,644
   Unrecognized Loss (Gain) from Past Experience Different than
     that Assumed and Effects of Changes in Assumptions                           1,229            (663)
   Unrecognized Prior-Service Cost                                                  583             107
                                                                             ----------      ----------

Net Amount Recognized (Prepaid Pension Cost Included in Other Assets)        $      914      $    1,088
                                                                             ==========      ==========

               Centex Construction Products, Inc. and Subsidiaries

   Net periodic pension cost for the fiscal years ended March 31, 2001, 2000 and 1999, included the following components:

                                                                  For the Years Ended March 31,
                                                            ------------------------------------------
                                                               2001            2000            1999
                                                            ----------      ----------      ----------

Service Cost - Benefits Earned During the Period            $      209      $      192      $      200
Interest Cost of Projected Benefit Obligation                      379             306             287
Expected Return on Plan Assets                                    (463)           (401)           (417)
Amortization of Transition Asset                                   (52)            (53)            (44)
Amortization of Prior-Service Cost                                 101              54              57
                                                            ----------      ----------      ----------
   Net Periodic Pension Cost                                $      174      $       98      $       83
                                                            ==========      ==========      ==========

   The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

                                                               2001            2000            1999
                                                            ----------      ----------      ----------

Weighted Average Discount Rate                                     7.5%            7.8%            7.0%
Rate of Increase in Future Compensation Levels                     3.5%            3.5%            3.5%
Expected Long-term Rate of Return on Assets                        8.0%            8.0%            8.0%

   The Company also provides a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions and become fully vested in the Company's contributions over a seven-year period. Costs relating to the employer discretionary contributions for the Company's defined contribution plan totaled $1,514, $1,369 and $991, in fiscal years 2001, 2000 and 1999, respectively.

   In addition, as a part of the November 2000 asset purchase, the Company agreed to provide former employees of the Seller who became employed by the Company as a result of the November 2000 asset purchase benefits substantially comparable to those provided under Seller's welfare plans. These welfare plans included the Seller's 401(k) plan which included employer matching percentages. As a result, the Company made matching contributions to its 401(k) plan totaling $184 for these employees during fiscal 2001.

(L) NET INTEREST INCOME/EXPENSE

The following components are included in interest income/expense, net:

                                            For the Years Ended March 31,
                                            -----------------------------
                                                2001            2000
                                             ----------      ----------

Interest (Income)                            $   (6,694)     $   (3,826)
Interest Expense                                  8,766              89
Other Expenses                                      280               0
                                             ----------      ----------
   Interest Expense (Income), net            $    2,352      $   (3,737)
                                             ==========      ==========

   Interest income includes interest on investments of excess cash and interest on notes receivable. Components of interest expense include interest associated with the assumed subordinated debt and the new bank credit facility and commitment fees based on the unused portion of the new bank credit facility. Other expenses include amortization of debt issue costs and bank credit facility costs.

              Centex Construction Products, Inc. and Subsidiaries

                                                           Report of Independent
                                                              Public Accountants

To the Stockholders and Board of Directors of Centex Construction Products,
Inc.:

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. (a Delaware corporation) and subsidiaries as of March 31, 2001 and 2000, and the related statements of consolidated earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centex Construction Products, Inc. and subsidiaries as of March 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP



Dallas, Texas,
   May 9, 2001

               Centex Construction Products, Inc. and Subsidiaries

Management's Discussion and
Analysis of Results of Operations
and Financial Condition

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

Although Centex Construction Products, Inc.'s Cement group reported record operating earnings and each of CXP's business segments had higher shipments than last year's shipments, dramatically falling Gypsum Wallboard prices caused net earnings to decline this year after six consecutive fiscal years of record results.

   Consolidated. Total net revenues for Fiscal 2001 were $441.1 million, down 6% from $470.5 million in Fiscal 2000. Increased sales volume in all business segments offset by falling Gypsum Wallboard sales prices resulted in the revenue decline. Operating earnings of $99.3 million were down 42% or $71.8 million from last year mainly due to a $80.5 million decline in Gypsum Wallboard operating earnings. Other income of $3.7 million was $2.4 million greater than last fiscal year mostly due to a $1.9 million gain from the sale of investment securities the Company owned. Net interest expense was $2.4 million in Fiscal 2001 compared to net interest income of $3.7 million in Fiscal 2000. During November 2000, the Company utilized $150 million of cash, incurred $188 million of debt and assumed $100 million of subordinated debt in order to fund the purchase of certain strategic assets. The Company's Fiscal 2001 effective tax rate of 35.6% decreased from 36.4% in Fiscal 2000 due to reduced state taxes. As a result of the foregoing, Fiscal 2001 net earnings of $59.4 million declined 45% from $108.2 million in Fiscal 2000. Diluted earnings per share in Fiscal 2001 of $3.22 were 43% lower than $5.63 for Fiscal 2000. Diluted earnings per share for Fiscal 2001 decreased less than net earnings due to fewer average shares outstanding in Fiscal 2001.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                              Sales Volume (thousands)     Average Net Sales Price (1)        Operating Margin
                              ------------------------     ---------------------------     -----------------------
                                 2001           2000           2001           2000           2001           2000
                               --------       --------       --------       --------       --------       --------

Cement (Ton)                      2,387          2,295       $  67.65       $  69.25       $  24.98       $  23.09
Gypsum Wallboard (MSF)            1,584          1,363       $  91.12       $ 153.57       $  17.11       $  78.96
Paperboard (Ton)                     80              0       $ 386.32              0       $  17.04              0
Concrete (Cubic Yard)               808            788       $  53.70       $  52.07       $   7.38       $   7.53
Aggregates (Ton)                  4,009          3,368       $   4.16       $   4.29       $   0.40       $   0.99

(1) As historically reported. Does not include freight and delivery costs billed to customers.

   Cement. Cement revenues for Fiscal 2001 were $178.8 million, up 2% over $175.4 million for the prior fiscal year due to increased sales volume being partially offset by lower average sales prices. Operating earnings of $59.6 million, an all-time high, increased 12% over $53.0 million in Fiscal 2000 due to a 4% increase in sales volume and an 8% improvement in operating margins. Sales volume of 2.4 million tons was 92,000 tons higher than last fiscal year's record high sales volume primarily due to favorable weather conditions and a 17% increase in sales volume at the Laramie plant. All plants operated at capacity and were again "sold out". The Company purchased 157,000 tons of cement in Fiscal 2001, down 44% from last fiscal year, to supplement its manufactured cement shipments. U.S. cement consumption of 109 million metric tons in calendar 2000 was a record high. The average net sales price in Fiscal 2001 was $67.65 per ton, 2% less than $69.25 per ton last fiscal year due to pressures from imports in the Texas market and softer northern California pricing. Price increases in certain of CXP's Cement markets have been announced, effective April 2001, and are expected to be realized. Operating margins of $24.98 per ton increased $1.89 per ton mainly due to a 8% reduction in cost of sales. The cost of sales decrease resulted from a 5% reduction in manufacturing costs and the replacement of 123,000 tons of lower-margin purchased cement sales volume last year with higher-margin manufactured cement sales volume this year. The decrease in manufacturing costs resulted

              Centex Construction Products, Inc. and Subsidiaries

from lower maintenance expenses and a 20% improvement in manufacturing costs at the Laramie plant. Power and fuel costs increased slightly during the last half of Fiscal 2001 and are not expected to significantly impact manufacturing costs in Fiscal 2002.

   Gypsum Wallboard. Gypsum Wallboard revenues of $187.3 million for Fiscal 2001 decreased 23% or $56.9 million from Fiscal 2000. Increased sales volume offset by dramatically lower average sales prices resulted in the revenue decline. Operating earnings from Gypsum Wallboard totaled $27.1 million in Fiscal 2001, down 75% from $107.6 million in the prior fiscal year. The earnings decline resulted from increased sales volume being offset by a 78% reduction in operating margins. Fiscal 2001 sales volume of 1,584 million square feet ("MMSF") increased 16% over Fiscal 2000 due to sales volume from the Duke, Oklahoma plant acquired in November 2000. Excluding Duke's sales volume, CXP's Fiscal 2001 sales volume was level with last fiscal year's sales volume. U.S. gypsum wallboard consumption of 28 billion square feet in calendar 2000 was down 3% from prior year's record consumption. Lower consumption, along with industry-wide excess production capacity, has dropped average plant utilization rates below 80%. The Company's wallboard plants operated at full capacity prior to the November assets purchase. They are currently operating on a reduced schedule. Correspondently, Gypsum Wallboard average net pricing declined 41% in Fiscal 2001 to $91.12 per thousand square feet ("MSF") from $153.57 per MSF in Fiscal 2000. Average net pricing for the March 2001 quarter was $68.49 per MSF. Operating margins of $17.11 per MSF in Fiscal 2001 declined $61.85 per MSF or 78% from prior year's operating margin of $78.96 per MSF. All of the operating margin decline resulted from lower sales prices. Although gas and power costs increased in the last half of the fiscal year, lower raw materials costs and the cost benefits from higher plant operating efficiencies resulted in Fiscal 2001 cost of sales of $74.01 per MSF, one percent lower than prior year's cost of sales. Excess production capacity has resulted in lower plant utilization rates. This, along with higher natural gas costs, are expected to negatively impact production costs in Fiscal 2002.

   Paperboard. In November 2000, the Company acquired two recycled paperboard mills and three recycled paper collection centers. Paperboard reported Fiscal 2001 operating earnings of $1.4 million. Paperboard revenues for Fiscal 2001 were $31.5 million at an average net sales price of $386.32 per ton. Sales prices were negatively impacted by a high percentage to total sales of lower-priced, off-grade Lawton paper sales. The off-grade paper sales volume is higher than normal as the new Lawton, Oklahoma mill completes its start-up. Sales volume for Fiscal 2001 was 80,000 tons. Although Paperboard cost of sales are negatively impacted by higher gas costs, manufacturing costs are expected to decline when the Lawton mill reaches rated production capacity. Operating earnings of $171,000 from the recycled paper collection centers is reported in other income. During April 2001, the Company idled the Denver mill and transferred Denver's production to the new Lawton mill. The additional production volume should allow the more efficient Lawton mill to run at a higher plant utilization rate.

   Concrete and Aggregates. Revenues from Concrete and Aggregates in Fiscal 2001 were $61.1 million, up 9% over $55.9 million in Fiscal 2000. The revenue gain resulted from increased Concrete and Aggregates sales volume along with higher Concrete sales prices. Fiscal 2001 segment operating earnings of $7.6 million declined 18% from $9.3 million in Fiscal 2000 mostly due to a 60% reduction in Aggregates operating margins. Concrete operating earnings of $6.0 million in Fiscal 2001 were level with prior fiscal year's operating earnings. Concrete sales volume of 808,000 cubic yards in Fiscal 2001 increased 3% over Fiscal 2000 due to a 12% sales volume gain at the northern California operation. Fiscal 2001 Concrete net sales price of $53.70 per cubic yard was 3% higher than prior fiscal year's sales price. Cost of sales in Fiscal 2001 was $46.32 per cubic yard, 4% higher than Fiscal 2000 as result of increased materials and maintenance costs. Aggregates operating earnings of $1.6 million in Fiscal 2001 declined 52% from Fiscal 2000 operating earnings mostly due to a $0.59 per ton decrease in operating margins. Fiscal 2001 Aggregates sales volume of 4,009,000 tons was 19% higher than Fiscal 2000 sales volume due to 602,000 tons of additional sales volume from the new Georgetown road aggregates operation. The average Fiscal 2001 Aggregates net sales price was $4.16 per ton, 3% below Fiscal 2000 due to the impact on total net pricing of the lower priced Georgetown sales volume. Cost of sales of $3.76 per ton in Fiscal 2001 was 14% greater than in Fiscal 2000 due to higher major maintenance and power costs.

               Centex Construction Products, Inc. and Subsidiaries

   Net Interest Expense. Net interest expense in Fiscal 2001 was $2.4 million compared to $3.7 million of net interest income in Fiscal 2000. During November 2000, the Company utilized $150.0 million of cash on hand, incurred $188.0 million of debt and assumed $100.00 million of subordinated debt to purchase certain strategic assets. During Fiscal 2001, interest expense of $9.0 million was partially offset by $6.7 million of interest income from invested excess cash prior to the November 2000 assets purchase.

   Other Income. Fiscal 2001 other income of $3.7 million increased $2.4 million over Fiscal 2000 mostly due to a $1.9 million gain on the disposition of investment securities owned by the Company.

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999

Record results from its Gypsum Wallboard and Concrete and Aggregates business segments resulted in Centex Construction Products, Inc. reporting the highest revenues, net earnings and earnings per share in its history for the fiscal year ending March 31, 2000, the sixth consecutive fiscal year of record results.

   Consolidated. Consolidated net revenues for Fiscal 2000 totaled $470.5 million, a 23% gain over $381.9 million in Fiscal 1999. Increased sales volume and higher average net sales prices in all business segments generated the revenue gain. Benefitting from increased operating margins in each of its product lines, except Cement, operating earnings of $171.1 million improved 40% over Fiscal 1999 operating earnings of $122.5 million. Corporate overhead of $4.7 million increased 7% over Fiscal 1999 mainly due to additional incentive compensation. Higher invested cash balances resulted in $3.7 million of net interest income in Fiscal 2000, verses $3.0 million in Fiscal 1999. The Company's effective Fiscal 2000 tax rate of 36.4% increased from 36.2% in Fiscal 1999 due to higher state income taxes. As a result of the foregoing, Fiscal 2000 net earnings of $108.2 million increased 40% over $77.3 million in Fiscal 1999. Diluted Fiscal 2000 earnings per share of $5.63 were 52% greater than $3.71 for Fiscal 1999. Diluted earnings per share for Fiscal 2000 increased more than net earnings due to fewer average shares outstanding in Fiscal 2000.

   The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                                  Cement         Gypsum Wallboard        Concrete           Aggregates         Paperboard
                                   (Ton)              (MSF)            (Cubic Yard)            (Ton)              (Ton)
                             -----------------   -----------------   -----------------   -----------------   -----------------
                              2000      1999      2000      1999      2000      1999      2000      1999      2000      1999
                             -------   -------   -------   -------   -------   -------   -------   -------   -------   -------

Sales Volume (Thousands)       2,295     2,218     1,363     1,155       788       706     3,368     2,916        --        --
Average Net Sales Price(1)   $ 69.25   $ 68.75   $153.67   $122.55   $ 52.07   $ 49.78   $  4.29   $  4.02        --        --
Operating Margin             $ 23.09   $ 25.62   $ 78.96   $ 48.97   $  7.53   $  7.08   $  0.99   $  0.81        --        --

(1) As historically reported. Does not include freight and delivery costs billed to customers.

   Cement. Cement revenues of $175.4 million for Fiscal 2000 were 4% higher than $168.5 million for the prior fiscal year due to increased sales volume and slightly higher average sales price. Operating earnings fell 7% to $53.0 million from $56.8 million in Fiscal 1999 due to a 3% increase in sales volume that was more than offset by a 7% increase in cost of sales. Sales volume of 2.3 million tons was 77,000 tons higher than last fiscal year's record high sales volume primarily due to favorable weather conditions in all markets and increased purchased cement sales volume. All plants operated at capacity and were again "sold out". The Company purchased 281,000 tons of cement in Fiscal 2000, up 85% from last fiscal year, to supplement its manufactured cement shipments. Although U.S. cement consumption was at a record high, average net pricing of $69.25 per ton increased only $0.50 per ton over $68.75 per ton in Fiscal 1999. Cement pricing in the Texas and northern California markets softened due to additional cement imports and competitors' efforts to increase market share. Operating margins declined $2.53 per ton mainly due to increased cost of sales. The cost of sales increase resulted from the Laramie plant having one of its kilns down 35 days for a major rebuild and the increased percentage this year of higher costing purchased cement sales to total sales.

   Gypsum Wallboard. Gypsum Wallboard revenues of $244.2 million for Fiscal 2000 increased 43% over Fiscal 1999 revenues of $170.9 million due to increased sales volume and higher average sales prices. Segment operating earnings totaled $107.6 million for Fiscal 2000, a 90% increase over $56.6 million for

              Centex Construction Products, Inc. and Subsidiaries

Fiscal 1999. The operating earnings gain resulted from higher sales volume and a 61% improvement in operating margins. Gypsum Wallboard Fiscal 2000 sales volume of 1,363 million square feet ("MMSF") increased 18% over Fiscal 1999 due to higher utilization rates at all three plants and increased production capacity at the Albuquerque and Eagle plants. The Company's plants operated at capacity during the fiscal year. The operating margin gain resulted from higher average sales prices being partially offset by increased cost of sales. Gypsum Wallboard Fiscal 2000 average sales prices of $153.57 per thousand square feet ("MSF") increased 25% over $122.55 per MSF in Fiscal 1999 as a result of record high industry consumption. Although Gypsum Wallboard prices peaked during October 1999, demand softened during December 1999 and January 2000. This, along with new industry capacity coming on line, lowered the Company's average Gypsum Wallboard sales prices to $145.00 per MSF for the March 2000 quarter. Although the Eagle plant was down for a period of time early in the fiscal year to tie-in the plant upgrade project, unit cost of sales increased only one percent in Fiscal 2000 to $74.61 per MSF.

   Concrete and Aggregates. Revenues from Concrete and Aggregates were $55.9 million, up 18% from $47.3 million in Fiscal 1999. The revenue gain resulted from increased sales volume and higher average sales prices. Segment operating earnings of $9.3 million in Fiscal 2000 increased 26% from $7.4 million in the prior fiscal year. Increased sales volume and higher operating margins generated the operating earnings gain. Concrete operating earnings of $5.9 million in Fiscal 2000 were 19% greater than last fiscal year's earnings due to increased operating margins and higher sales volume. The operating margin gain resulted from a 5% increase in average Concrete sale prices being partially offset by higher materials and operating costs. Concrete sales volume of 788,000 cubic yards in Fiscal 2000 increased 12% over Fiscal 1999 due to strong demand in the Austin, Texas market. Aggregates operating earnings of $3.3 million for Fiscal 2000 increased 41% over Fiscal 1999 operating earnings of $2.4 million due to increased sales volume and higher operating margins. Aggregates sales volume of
3.4 million tons increased 16% over Fiscal 1999 sales volume mainly due to strong California sales volume. Product mix and higher net sales prices raised the Aggregates net sale price to $4.29 per ton, an increase of 7% over $4.02 per ton for last year. Operating margins increased 22% over the prior fiscal year to $0.99 per ton due to higher net sales prices being partially offset by increased cost of sales, primarily from product mix and higher administrative expenses.

   Corporate Overhead. Corporate Overhead of $4.7 million increased $303,000 over last fiscal year due to additional corporate personnel and higher incentive compensation.

   Interest Income. Net interest income of $3.7 million for Fiscal 2000 increased $692,000 over last fiscal year due to higher average invested cash balances during Fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

On November 10, 2000 the Company's $35 million unsecured revolving credit facility used to finance its working capital and capital expenditures requirements was cancelled and replaced with a new $325 million senior revolving credit facility (the "New Credit Facility"). The principal balance amount of the New Credit Facility matures on November 10, 2003. At March 31, 2001, the Company had $268,500,000 outstanding under the New Credit Facility. Borrowings under the New Credit Facility were utilized to purchase certain strategic assets on November 10, 2000. The borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. Outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to, at the election of the Company, (i) LIBOR, plus an agreed upon margin (ranging from 100 to 175 basis points), which is to be established quarterly based upon the Company's ratio of EBITDA to total funded debt or (ii) an alternate base rate which is the higher of (a) the prime rate or (b) the federal funds rate plus 1/2% per annum, plus an agreed upon range (from zero to 75 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Under the New Credit Facility, the Company is required to adhere to a number of financial and other covenants, including covenants relating to the Company's interest coverage ratio, consolidated funded indebtedness ratio, minimum tangible net worth, and limitations on dividends and capital expenditures. Also, on November 10, 2000, a subsidiary of the Company assumed $100 million of 9.5% senior

               Centex Construction Products, Inc. and Subsidiaries

subordinated notes (the "Notes") of the seller with a maturity date of July 15, 2008. Interest payments on the Notes are due on January 15 and July 15. The Notes are redeemable at the option of the subsidiary, in whole or in part, at any time after July 15, 2003. Upon the acquisition of the Strategic Assets on November 10, 2000, the subsidiary was required to commence a tender offer for the Notes at 101%. On December 20, 2000, $89,992,000 in principal amount of the Notes were tendered, leaving $10,008,000 outstanding. The Notes include financial and other covenants of the kind generally included in similar indebtedness. The Company was in compliance with such financial and other covenants at March 31, 2001 and throughout the Fiscal year for both the Notes and New Credit Facility.

   Based on its financial condition at March 31, 2001, the Company believes that its internally generated cash flow coupled with funds available under the new credit facility will enable the Company to provide adequately for its current operations and future growth.

   Working capital at March 31, 2001 was $67.2 million as compared to $116.2 million at March 31, 2000. The decline resulted mainly from a $87.4 million decrease in cash and a $18.7 million increase in accounts payable and accrued liabilities partially offset by a $55.6 million increase in accounts and notes receivable and inventories.

   Cash and cash equivalents decreased $87.4 million from March 31, 2000 to $8.7 million at March 31, 2001. The net cash used in or provided by the operating, investing, and financing activities for Fiscal 2001 and 2000 is summarized as follows.

                                            For the Years Ended March 31,
                                            -----------------------------
                                                2001            2000
                                             ----------      ----------
                                                (dollars in thousands)
Net Cash (Used In) Provided by:
   Operating Activities                      $  101,980      $  118,627
   Investing Activities                        (358,450)        (26,073)
   Financing Activities                         169,047         (46,030)
                                             ----------      ----------
Net (Decrease) Increase in Cash              $  (87,423)     $   46,524
                                             ==========      ==========

   Cash provided by operating activities of $102.0 million for Fiscal 2001 decreased $16.6 million from Fiscal 2000 due to the combination of a $48.8 million reduction in net earnings, a $2.4 million change in net working capital, $6.3 million additional depreciation and a $23.4 million increase in deferred income taxes. Cash used for investing activities increased by $332.3 million over last fiscal year due to the $342.2 million in strategic assets purchased this year partially offset by a $11.8 million decline in capital expenditures. Capital expenditures of $16.3 million for Fiscal 2001 declined from $28.0 million for the prior fiscal year as a result of the completion last year of the Eagle gypsum wallboard and Illinois cement plant expansion projects. Planned capital expenditures for Fiscal 2002 are approximately $40 million. Major planned capital expenditures include the Georgetown aggregates plant expansion ($13 million) and projects related to the Duke, Oklahoma gypsum wallboard plant and Lawton, Oklahoma paperboard mill acquired in November 2000 ($15 million). Cash provided by financing activities for Fiscal 2001 increased $215.1 million from last fiscal year due to a $37.0 million decrease in the amount of stock repurchased this fiscal year and a $178.4 increase in long-term debt.

STOCK REPURCHASE PROGRAM

During Fiscal 2001 the Company's Board of directors approved the repurchase of 412,800 additional shares of the Company's common stock. A cumulative total of 6,101,430 shares have been authorized for repurchase since the Company became publicly held in April 1994. The Company repurchased from the public 264,300 shares during Fiscal 2001. As a consequence of such stock repurchases, Centex Corporation now owns approximately 65.2% of the outstanding shares of the Company's common stock. There are approximately 743,300 shares remaining under the Company's current repurchase authorization.

              Centex Construction Products, Inc. and Subsidiaries

PURCHASE OF STRATEGIC ASSETS

On November 10, 2000 the Company acquired selected strategic assets. The purchase price was $442 million (which included the assumption by a subsidiary of $100 million of subordinated debt plus accrued interest). Funding came from cash on hand and borrowings under a new $325 million senior credit facility entered into during November 2000.

   The principal strategic assets acquired were: a 1.1 billion square foot gypsum wallboard plant located at Duke, Oklahoma; a short line railroad and railcars linking the Duke plant to adjacent railroads; a recently completed 220,000 ton-per-year lightweight recycled paperboard mill in Lawton, Oklahoma; a 50,000 ton-per-year Commerce City (Denver), Colorado recycled paperboard mill; and three recycled paper fiber collection sites. The gypsum wallboard operations will be operated by CXP's American Gypsum Company located in Albuquerque, New Mexico. The paperboard operations will be located in Lawton, Oklahoma and will focus primarily on the gypsum paper business.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose approximately 3.4% in calendar 2000, 2.7% in 1999, and 1.6% in 1998. Prices of materials and services, with the exception of power and natural gas, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The impact of inflation on income from operations for Fiscal 2001 has been a factor along with decreasing Gypsum Wallboard sales prices due to industry over capacity. These factors resulted in lower per unit profit margins for the Company's Gypsum Wallboard operations.

GENERAL OUTLOOK

Demand for the Company's products remains steady and Cement price increases have been announced effective April 2001 in certain of CXP's markets. Gypsum Wallboard prices fell dramatically during the past year, mainly due to excessive new production capacity coming on stream, but as of April 2001, Gypsum Wallboard pricing appears to have stabilized in certain markets. The Company's earnings from Gypsum Wallboard, Cement, Paperboard and Aggregates continue to be negatively impacted by higher fuel and power costs.

   The Company will report lower earnings for Fiscal 2002 than it did for Fiscal 2001. However, the Company's earnings for Fiscal 2002 will be enhanced if Gypsum Wallboard prices increase from current levels.

FORWARD-LOOKING STATEMENTS

Certain sections of this Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when the Company is discussing its beliefs, estimates or expectations. These statements involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to, the cyclical and seasonal nature of the Company's business, public infrastructure expenditures, adverse weather, availability of raw materials, unexpected operational difficulties, governmental regulation and changes in governmental and public policy, changes in economic conditions specific to any one or more of the Company's markets, competition, announced increases in capacity in the gypsum wallboard, paperboard, and cement industries, general economic conditions, and interest rates. Investors should take such risks and uncertainties into account when making investment decisions.

              Centex Construction Products, Inc. and Subsidiaries

Summary of Selected
Financial Data

(dollars in thousands, except per share data)

(unaudited)

                                            For the Years Ended March 31,
                                    ---------------------------------------
                                       2001          2000          1999
                                    ----------    ----------    ----------

Revenues(1)                         $  441,127    $  470,465    $  381,900

Net Earnings                        $   59,429    $  108,232    $   77,289

Total Assets                        $  809,960    $  438,139    $  364,683

Total Long-term Debt                $  278,828    $      400    $      480

Total Debt                          $  278,828    $      400    $      480

Deferred Income Taxes               $   48,701    $   24,360    $   25,158

Stockholders' Equity                $  392,320    $  340,472    $  279,920

Total Debt as a Percent of Total
   Capitalization (Total Debt,
   Deferred Income Taxes and
   Stockholders' Equity)                  38.7%          0.1%          0.2%

Net Earnings as a Percent of
   Beginning Stockholders' Equity         17.5%         38.7%         28.1%

Per Common Share -
   Diluted Net Earnings(2)          $     3.22    $     5.63    $     3.71
   Cash Dividends(3)                $     0.20    $     0.20    $     0.20
   Book Value Based on Shares
      Outstanding at Year End(2)    $    21.40    $    18.33    $    14.18

Stock Prices(2) -
   High                             $    33.50    $    41.81    $    45.13
   Low                              $    21.75    $    22.63    $    31.25

(1) The Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, during Fiscal Year 2001. As a result of this adoption, net revenues have been restated to include freight and delivery costs billed to customers. Previously such billings were offset against corresponding expenses in cost of sales.

(2) Prior to April 1994, CXP was a wholly-owned subsidiary of Centex Corporation and accordingly did not report per share information. To facilitate comparisons between periods, per share data for 1994 has been presented using the 23,000,000 shares outstanding immediately after the Initial Public Offering.

(3) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.

              Centex Construction Products, Inc. and Subsidiaries

                                                                    For the Years Ended March 31,
                                    ----------------------------------------------------------------------------------------------
                                       1998          1997          1996          1995          1994          1993          1992
                                    ----------    ----------    ----------    ----------    ----------    ----------    ----------

Revenues(1)                         $  344,264    $  278,144    $  258,637    $  222,672    $  193,038    $  158,912    $  150,702

Net Earnings                        $   56,533    $   41,799    $   33,944    $   21,820    $   10,240    $    3,112    $      713

Total Assets                        $  351,112    $  305,637    $  269,575    $  250,103    $  257,315    $  258,994    $  267,303

Total Long-term Debt                $      560    $      640    $      720    $   24,500    $   15,585    $   34,519    $   37,713

Total Debt                          $      560    $    2,640    $      720    $   24,500    $   16,200    $   38,943    $   49,308

Deferred Income Taxes               $   22,250    $   18,835    $   14,344    $    6,705    $   37,925    $   36,224    $   35,881

Stockholders' Equity                $  274,803    $  239,436    $  216,462    $  183,405    $  170,839    $  160,599    $  157,487

Total Debt as a Percent of Total
   Capitalization (Total Debt,
   Deferred Income Taxes and
   Stockholders' Equity)                   0.2%          1.0%          0.3%         11.4%          7.2%         16.5%         20.3%

Net Earnings as a Percent of
   Beginning Stockholders' Equity         23.6%         19.3%         18.5%         12.8%          6.4%          2.0%          0.5%

Per Common Share -
   Diluted Net Earnings(2)          $     2.56    $     1.89    $     1.47    $     0.95    $     0.45    $     0.14    $     0.03
   Cash Dividends(3)                $     0.20    $     0.20    $     0.05            --            --            --            --
   Book Value Based on Shares
      Outstanding at Year End(2)    $    12.77    $    10.89    $     9.42    $     7.99    $     7.43    $     6.98    $     6.85

Stock Prices(2) -
   High                             $    39.00    $    20.00    $    15.50    $    14.38            --            --            --
   Low                              $    18.00    $    12.50    $    11.38    $     8.88            --            --            --

               Centex Construction Products, Inc. and Subsidiaries

Quarterly Results

(dollars in thousands, except per share data)

(unaudited)

                                                     March 31,
                                             -------------------------
                                                2001           2000
                                             ----------     ----------

FIRST QUARTER
   Revenues                                  $  115,065     $  108,749
   Earnings Before Income Taxes              $   36,619     $   35,669
   Net Earnings                              $   23,290     $   22,757
   Diluted Earnings Per Share                $     1.25     $     1.16

SECOND QUARTER
   Revenues                                  $  114,876     $  131,453
   Earnings Before Income Taxes              $   32,942     $   52,288
   Net Earnings                              $   20,951     $   33,184
   Diluted Earnings Per Share                $     1.14     $     1.71

THIRD QUARTER
   Revenues                                  $  105,295     $  121,154
   Earnings Before Income Taxes              $   18,139     $   45,745
   Net Earnings                              $   11,536     $   29,094
   Diluted Earnings Per Share                $     0.63     $     1.52

FOURTH QUARTER
   Revenues                                  $  105,891     $  109,109
   Earnings Before Income Taxes              $    4,563     $   36,475
   Net Earnings                              $    3,652     $   23,197
   Diluted Earnings Per Share                $     0.20     $     1.24

               Centex Construction Products, Inc. and Subsidiaries

BOARD OF DIRECTORS                 CENTEX CONSTRUCTION                AMERICAN GYPSUM COMPANY         NEVADA CEMENT COMPANY
Robert L. Clarke(2,3)              PRODUCTS, INC.                     H.D. House                      Bruce E. Ballinger
Partner                            Richard D. Jones, Jr.              President                       President
Bracewell & Patterson, L.L.P.      President and
                                   Chief Executive Officer            Kerry G. Gannaway               John R. Bremner
Timothy R. Eller                                                      Vice President                  Vice President
Chairman and                       H.D. House
Chief Executive Officer,           Executive Vice President--         Geoff W. Gray                   Gary J. Roma
Centex Homes and Executive         Gypsum/Paperboard                  Vice President                  Vice President
Vice President,
Centex Corporation                 Steven R. Rowley                   Keith W. Metcalf                Nicholas Stiren
                                   Executive Vice President--         Vice President                  Vice President
Laurence E. Hirsch(1)              Cement/Concrete and
Chairman and                       Aggregates                         CENTEX MATERIALS LP             REPUBLIC PAPERBOARD
Chief Executive Officer,                                              Mark J. Hamilton                COMPANY LLC
Centex Corporation                 Arthur R. Zunker, Jr.              Vice President                  H.D. House
                                   Senior Vice President--Finance,                                    President
Richard D. Jones, Jr.(1)           Treasurer and                      J. David Loftis
President and                      Chief Financial Officer            Vice President                  John Fortunato
Chief Executive Officer                                                                               Vice President
                                   David A. Greenblatt                ILLINOIS CEMENT COMPANY
Michael R. Nicolais (2,3)          Senior Vice President--            Wayne W. Emmer                  TEXAS-LEHIGH
Partner                            Mergers and Acquisitions           President                       CEMENT COMPANY LP
Olivhan Investments, L.P.                                                                             Gerald J. Essl
                                   James H. Graass                    Thomas F. Clarke                President
David W. Quinn (1)                 Senior Vice President              Vice President
Vice Chairman,                     and Legal Counsel                                                  R. Lee Hunter
Centex Corporation                                                    Frank P. Koeppel                Vice President
                                   Rodney E. Cummickel                Vice President
Harold K. Work (2,3)               Vice President                                                     Larry E. Roberson
Chairman, Elcor Corporation                                           MATHEWS READYMIX, INC.          Vice President
                                   Hubert L. Smith, Jr.               Craig J. Callaway
(Numbers in parentheses            Vice President                     President                       WESTERN AGGREGATES, INC.
indicate Board Committees)                                                                            Craig J. Callaway
                                                                      James D. Elliott                President
(1) Executive Committee                                               Vice President
                                                                                                      James D. Elliott
(2) Compensation and Stock                                            MOUNTAIN CEMENT COMPANY         Vice President
    Option Committee                                                  Bruce E. Ballinger
                                                                      President
(3) Audit Committee
                                                                      John Arellano
                                                                      Vice President

               Centex Construction Products, Inc. and Subsidiaries

CORPORATE HEADQUARTERS

2728 N. Harwood, Suite 600
Dallas, Texas 75201-1516
(214) 981-5000 (Telephone)
(214) 981-6559 (Fax)
Mailing Address:
   P.O. Box 199000
   Dallas, Texas 75219-9000

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (Toll-Free)

STOCK LISTINGS

New York Stock Exchange
Ticker Symbol "CXP"

ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Tuesday, July 17, 2001 at 10:00 a.m. in the Red Oak Room at the Sheraton Suites Market Center, 2101 Stemmons Freeway, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to Mellon Investor Services LLC at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.

                             [CXP's corporate logo]