Form 10-K, Exhibit 13
period 2002-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 2002-06-24
CIK 918646

                                                                      EXHIBIT 13


                                              Centex Construction Products, Inc.


ANNUAL REPORT 2002

ELEVATING
Productivity and Efficiency


                   [PICTURE OF A MAN STANDING ON ONE END OF A
    PLANK WITH A ROLL OF PAPER SERVING AS A CENTRAL FULCRUM UNDER THE PLANK
                   ELEVATING A ROCK PLACED ON THE OTHER END.]

ABOUT CXP

Centex Construction Products, Inc. (NYSE: CXP) produces and distributes building materials essential to the construction and renovation of homes, commercial, industrial and school buildings. Our products are also indispensable in the construction and improvement of America's infrastructure - our streets, roads and highways. CXP is headquartered in Dallas, Texas, and serves national markets through quarrying, manufacturing, and distribution units in 14 states. Our operations are segmented by product group: Cement, Gypsum Wallboard, Paperboard, and Concrete and Aggregates. One of only two publicly held companies operating in the cement, gypsum wallboard, and concrete and aggregates industries, CXP is 65.2% owned by Centex Corporation.

CEMENT

CXP's four manufacturing plants and network of 10 distribution terminals produce and market cement in the western half of the United States. Annual production capacity, net of two joint-venture partners' interests, is approximately 2.1 million tons, or about 2.3% of the nation's total capacity. CXP is the twelfth largest domestically owned cement manufacturer and the third largest U.S. owned cement producer.

PAPERBOARD

CXP's recycled Paperboard operation is located in southwestern Oklahoma. The mill produces paperboard products made from 100 percent reclaimed paper fiber, which are used as facing paper in the manufacturing of gypsum wallboard and industrial and consumer paperboard products. Annual production capacity is approximately 220,000 tons. The Lawton mill produces gypsum paperboard that is approximately 20% to 30% lighter than other products currently available.

GYPSUM WALLBOARD

CXP's Gypsum Wallboard operation, which includes four facilities located in New Mexico, Oklahoma and Colorado, is the nation's fifth largest wallboard producer. Together, the plants have a total annual production capacity of approximately
2.7 billion square feet, representing about 8% of total U.S. capacity. During fiscal 2002, CXP's gypsum wallboard production was shipped by rail and by truck to a total of 36 states throughout the nation.

CONCRETE AND AGGREGATES

CXP's Concrete and Aggregates operations consist of 9 readymix concrete batch plant sites, 123 readymix trucks and three aggregates plants that have approximately 6 million tons of annual single-shift production capacity. The plants are located in northern California and central Texas. CXP's northern California aggregates deposit is believed to be the largest single aggregates deposit in that area.


                 [PICTURE OF A BOARD BALANCED ON A LARGE ROCK.]

ABOUT THE COVER

CXP's annual report for the fiscal year ending March 31, 2002 examines the major operating strategies and processes that operate in tandem to elevate our company's financial strength and its productivity and efficiency. These include disciplined growth, balanced diversity, and improving performance. CXP's quarries, manufacturing processes and distribution capabilities add up to substantial resources now and for the future. In this year's annual report we focus on the most important of our resources: our people. The cover and other illustrations throughout this book employ images to dramatize the collective strengths and contributions of our people that have allowed CXP to grow during a period of economic challenge.


[PICTURE OF A MAN STANDING ON ONE END OF A PLANK WITH A ROLL OF PAPER SERVING AS
    A CENTRAL FULCRUM UNDER THE PLANK ELEVATING THE OTHER END OF THE PLANK.]

                                                         FINANCIAL HIGHLIGHTS(1)
                                   (amounts in thousands, except per share data)

                                                For the Years Ended March 31,
                                     ----------------------------------------------------
                                       2002       2001       2000       1999       1998
                                     --------   --------   --------   --------   --------
Revenues(2)                          $471,083   $441,127   $470,465   $381,900   $344,264
Earnings Before Income Taxes         $ 59,699   $ 92,263   $170,177   $121,127   $ 88,333
Net Earnings                         $ 39,706   $ 59,429   $108,232   $ 77,289   $ 56,533
Diluted Earnings Per Share           $   2.15   $   3.22   $   5.63   $   3.71   $   2.56
Cash Dividends Per Share             $   0.20   $   0.20   $   0.20   $   0.20   $   0.20
Total Assets                         $743,352   $794,622   $438,139   $364,683   $351,112
Total Debt                           $182,380   $278,828   $    400   $    480   $    560
Stockholders' Equity                 $427,832   $392,320   $340,472   $279,920   $274,803
Average Diluted Shares Outstanding     18,461     18,473     19,211     20,832     22,063
Book Value Per Share At Year End     $  23.30   $  21.40   $  18.33   $  14.18   $  12.77

(1) The Financial Highlights should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements for matters that affect the comparability of the information presented above.

(2) The Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs, during fiscal year 2001. As a result of this adoption, net revenues have been restated to include freight and delivery costs billed to customers. Previously such billings were offset against corresponding expenses in cost of sales.

STOCK PRICES AND DIVIDENDS

           Fiscal Year Ended March 31, 2002     Fiscal Year Ended March 31, 2001
           --------------------------------     --------------------------------
                 Price                                Price
           ------------------                   ------------------
Quarter     High        Low       Dividends      High        Low       Dividends
------     ------     -------     ---------     ------     -------     ---------
First      $34.25     $ 25.70     $    0.05     $32.13     $ 21.75     $    0.05
Second     $34.80     $ 27.83     $    0.05     $27.63     $ 22.25     $    0.05
Third      $33.32     $ 28.05     $    0.05     $28.50     $ 22.50     $    0.05
Fourth     $39.90     $ 30.17     $    0.05     $33.50     $ 27.31     $    0.05

The common stock of Centex Construction Products, Inc. is traded on the New York Stock Exchange (ticker symbol CXP). The approximate number of record holders of the common stock of CXP as of May 31, 2002 was 336. The closing price of CXP's common stock on the New York Stock Exchange on May 31, 2002 was $41.77.


                                       TABLE OF CONTENTS

                                       2    Letter to the Shareholders

                                       5    Strategies

                                       13   Financial Information

TO OUR SHAREHOLDERS:

Fiscal 2002 was a challenging but successful year for CXP. Our major challenges were two-fold: to optimize shareholder value by (1) improving the Company's financial strength, and (2) elevating the productivity and efficiency of both our existing and newly acquired assets.

We believe we made excellent progress in achieving both objectives. We significantly strengthened our balance sheet and turned the under-performing Oklahoma wallboard and paperboard facilities acquired in fiscal 2001 into assets now delivering significantly improved operating performance and lower production costs. The major operational and financial highlights of fiscal 2002:

o The optimization of CXP's recently acquired lightweight recycled paperboard operations in Lawton, Oklahoma, resulted in reaching targeted production rates while lowering costs.

o The gypsum wallboard plant in Duke, Oklahoma greatly improved its productivity, efficiency and product quality. This plant is now able to produce in excess of 1.1 billion square feet of wallboard per year.

o Our Cement operations achieved record earnings through record clinker production and sales volume.

o CXP reduced debt 35% to $182 million at March 31, 2002, from $279 million last fiscal year.

o The Company's debt-to-capitalization ratio at March 31, 2002 was 30%, down from 42% at March 31, 2001.

o The price of CXP's common stock at March 31, 2002 was $39.78 per share, up 42% from $28.10 per share at March 31, 2001.

For the fiscal year ended March 31, 2002, CXP's net income was $39.7 million, or $2.15 per diluted share, compared to $59.4 million, or $3.22 per diluted share for the same period last fiscal year. Revenues in fiscal 2002 increased 7% to $471.1 million from $441.1 million in fiscal 2001. The decline in earnings was due to lower Gypsum Wallboard prices, reduced Concrete volume and increased interest expense.

Let's examine fiscal 2002 results in light of the performance of each CXP business segment: Cement, Gypsum Wallboard, Paperboard and Concrete and Aggregates.

CEMENT

CXP's Cement business recorded another stellar year. Cement sales volume in fiscal 2002 rose 2% to 2.44 million

               [GRAPH]

               Revenues
           ($ in millions)
           ---------------
98              $344
97              $382
00              $470
01              $441
02              $471

               [GRAPH]

            Net Earnings
          ($ in millions)
          ---------------
98              $ 57
97              $ 77
00              $108
01              $ 59
02              $ 40

tons, another Company record. Thanks primarily to the increased sales volume, fiscal 2002 operating earnings from Cement increased 1% to $60.2 million, another all-time high. Average Cement sales price for fiscal 2002 was $67.69 per ton, about level with the average sales price in fiscal 2001. Nationally, spending for infra- structure remains strong, creating a stable market for CXP Cement. All four of our Cement plants delivered record clinker production in fiscal 2002.

GYPSUM WALLBOARD

Our Gypsum Wallboard business yielded mixed results in fiscal 2002: sales volume increased 22%, principally as a result of a full year of production from the Duke, Oklahoma plant. While U.S. gypsum wallboard consumption was a near record high in calendar 2001 with consumption at 30.2 billion square feet, market conditions required us to operate all four of our plants on reduced schedules. Operating earnings for the Gypsum Wallboard segment declined 83% from $27.1 million in fiscal 2001 to $4.6 million in fiscal 2002. This decline in earnings was a direct result of the 20% reduction in average wallboard pricing. Prices declined precipitously early in the fiscal year until market conditions permitted multiple price increases beginning mid-fiscal-year. Prices held steady for the remainder of fiscal 2002, and at fiscal year-end CXP initiated another price increase. While all four of our Gypsum Wallboard plants ran at 72% of total annual practical capacity in fiscal 2002, cost of sales declined 5%.

PAPERBOARD

CXP's Paperboard operations reported fiscal 2002 operating earnings of $10.0 million, up 629% from the $1.4 million for fiscal 2001. Sales volume for fiscal 2002 was 210,000 tons, compared to 80,000 tons last fiscal year, thanks to a full year of production from the Lawton, Oklahoma paperboard mill. The mill is currently operating at designed capacity and is expected to exceed this performance during fiscal 2003. As part of our plan to optimize the Lawton mill's potential, the high-cost Denver paperboard mill was permanently closed. Meanwhile our Lawton mill has begun production of additional grades of paper to optimize the mill's production potential.


                [GRAPH]

          Stockholders' Equity
            ($ in millions)
          --------------------
98               $275
97               $280
00               $340
01               $392
02               $428

               [GRAPH]

            Total Assets
           ($ in millions)
           ---------------
98              $351
97              $365
00              $438
01              $795
02              $743

CONCRETE AND AGGREGATES

Operating earnings from Concrete and Aggregates were $4.4 million for fiscal 2002, down $3.2 million from fiscal 2001. The decline in operating earnings was primarily the result of reduced Concrete sales volume in the Austin, Texas area. Austin experienced a dramatic economic slowdown in fiscal 2002 and our Concrete sales to the market declined significantly. In the same period, Aggregates sales volume increased 6% as the new Georgetown quarry project ramped up to full operation late in fiscal 2002. We anticipate continued growth in Aggregates sales volume as the Austin market recovers. Local infrastructure spending remains at a high level.

OUTLOOK

CXP began fiscal 2003 with momentum driven by a number of positive trends. Demand for all our products is strong and we were able to increase cement prices in certain markets during April 2002. We also implemented a price increase for wallboard effective April 2002. Assuming prices for both product lines remain steady, CXP expects to report higher earnings for fiscal 2003 than it did in fiscal 2002.

CXP maintains a positive outlook at the strategic level as well. We shall continue to fulfill our long-standing commitment of investing capital in existing assets with the aim of improving efficiencies and reinforcing our position as a low-cost producer. We will also continue to maintain a strong balance sheet, search for strategic acquisitions of the highest quality and increase our share of markets.

We close by expressing gratitude to every CXP employee for a job well done. The Company weathered a difficult year and yet we entered a new one in a position of strength in all of our operations. As the visual themes of this Annual Report illustrate, talented, dedicated people can move mountains. Thanks to our employees for making CXP the great company it is.


/s/ DICK JONES
Richard D. Jones, Jr.
President and
Chief Executive Officer

     [PHOTO OF LAURENCE HIRSCH, CHAIRMAN; AND RICHARD JONES, PRESIDENT AND
                           CHIEF EXECUTIVE OFFICER.]

/s/ LARRY HIRSCH
Laurence E. Hirsch
Chairman

Producers of construction commodities face the ongoing challenge of growing shareholder value while navigating the economic cycles that impact construction activity. CXP approaches this challenge by following three fundamental strategies:

o    Disciplined Growth

o    Balanced Diversity

o    Improving Performance


                              [BACKGROUND NUMBER 3]

[PHOTO OF MAN AGAINST WALL WITH THREE LINES FOR FISCAL YEARS 2001, 2002 AND 2003
 INDICATING GROWTH, ANOTHER MAN IN BACKGROUND STANDING ON A LADDER PAINTING THE
                               LINES OF GROWTH.]

                          CXP TAKES A RIGOROUS AND METHODICAL APPROACH TO GROWTH

DISCIPLINED GROWTH

                                                                         ORDERLY

Discipline, as we define it, applies (1) to our standards for growth by acquisition, (2) to optimizing the productivity of existing assets while controlling costs, and (3) to managing the balance sheet.

CXP makes strategic acquisitions only if they meet exacting return thresholds. In fiscal 2001, when no Aggregates acquisition candidates met these thresholds, we focused on opportunities in the other segments of our business with an excellent outcome.

In November 2000, we acquired a gypsum wallboard plant and a recycled paperboard mill in Oklahoma. Both assets were under-performing, but each offered the promise of achieving our return threshold and becoming best-in-class in their industries. To date, their performance has exceeded our original goals.

CXP's record of consistent growth in its cement manufacturing capacity is a solid example of how we optimize internal capabilities. Last year our cement plants set a record for clinker production - 2.1 million net tons in fiscal 2002 from 1.4 million net tons in fiscal 1991.

As for managing the balance sheet, our acquisition in fiscal 2001 leveraged our balance sheet with $280 million of new debt. By optimizing cash flow in fiscal 2002, we reduced debt by $96 million. As the earnings outlook improves, we'll further reduce debt to a level that will position CXP to take advantage of major growth opportunities.

HOW CXP WORKS TO LEVEL THE EFFECTS OF CONSTRUCTION CYCLES

                                                              BALANCED DIVERSITY

STABILIZING

Balanced diversity refers both to CXP's product mix and to our geographic deployment. CXP is well positioned to supply product to the vigorous growth regions of the western half of the U.S., while our centrally located wallboard operations enables us to be competitive nationwide.

CXP manufactures and processes products indispensable to residential and commercial construction and remodeling. Cement, concrete and aggregates are also essential to the growth and maintenance of U.S. infrastructure. These products and geographic diversity gives CXP increased earnings stability throughout economic cycles.

Historically, gypsum wallboard demand is driven by new residential construction that booms at the front end of an economic cycle. As the inventory of older housing has increased, repair and remodeling demand has grown until it nearly equals demand from new construction. This trend reduces the spread between highs and lows of wallboard demand.

Because most of our paperboard output is dedicated to wallboard manufacturing, the demand for gypsum paperboard is tied to demand for wallboard. In fiscal 2002, CXP launched a new line of paper products with a diversity of commercial and industrial applications.

Cement, concrete and aggregates demand is usually stronger at the back end of an economic cycle and is driven by spending for infrastructure. These projects typically span several years, thus balancing out demand cycles.

   [PHOTO OF HAND HOLDING ROLL OF PAPER UPON WHICH IS BALANCED WALLBOARD WITH
                     MOUNDS OF CEMENT AND AGGREGATES ON IT.]

    [PHOTO OF A MAN ON A LADDER BALANCING ON ANOTHER LADDER HELD BY A MAN.]

                        ACHIEVING GOALS IS A FORMAL COMPANY-WIDE PROCESS FOR CXP

IMPROVING PERFORMANCE

                                                                      MOTIVATION

Like balance, diversity and discipline, performance improvement is a continual process, consisting of programs, procedures and rewards for achieving specified goals.

One of the principal components of performance improvement is the architecture of the Company. CXP is structured with minimal corporate staff and decentralized profit centers. Corporate focuses on strategic issues while operations respond promptly and appropriately to the needs of customers, employees, vendors, and communities.

The Company's incentive compensation programs are performance-based with incentives tied to operating profit and achieving individual goals. Stock options are incentive-based and are earned when designated returns on net assets and operating profit goals are achieved.

A sampling of financial and operational highlights for fiscal 2002 substantiates the results of our Company's emphasis on continually improving performance:

o Cement operations delivered record clinker production and earnings and posted industry-leading margins.

o Gypsum Wallboard set records for production and sales and averaged the fastest line speeds in the industry.

o The Lawton Paperboard mill achieved production levels that reached the mill's designed capacity.

Perhaps the most dramatic demonstration of performance in fiscal 2002 was our success in rapidly deleveraging the balance sheet, thus enabling CXP to profit from future growth opportunities that increase shareholder value.

                                MAJOR FACILITIES

          [MAP OF UNITED STATES SHOWING LOCATION OF MAJOR FACILITIES.]

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

o    Mathews Readymix, Inc. - Marysville, California

o    Western Aggregates, Inc. - Marysville, California

PAPERBOARD PLANT

o    Republic Paperboard Company LLC - Lawton, Oklahoma

*50%-owned with joint-venture partners

FINANCIAL INFORMATION

14       Consolidated Statements of Earnings

15       Consolidated Balance Sheets

16       Consolidated Statements of Cash Flows

17       Consolidated Statements of Comprehensive Earnings

18       Consolidated Statements of Stockholders' Equity

19       Notes to Consolidated Financial Statements

35       Report of Independent Auditors

36       Management's Discussion and Analysis of Results of Operations and
         Financial Condition

46       Summary of Selected Financial Data

48       Quarterly Results

49       Board of Directors and Officers

50       Corporate Information

CONSOLIDATED STATEMENTS OF EARNINGS
(dollars in thousands, except per share data)

                                               For the Years Ended March 31,
                                          --------------------------------------
                                             2002          2001          2000
                                          ----------    ----------    ----------
REVENUES
   Cement                                 $  183,154    $  178,783    $  175,395
   Gypsum Wallboard                          183,500       187,347       244,245
   Paperboard                                 84,293        31,492            --
   Concrete and Aggregates                    57,621        61,101        55,906
   Other, net                                   (355)        3,673         1,231
   Less: Intersegment Sales                  (37,130)      (21,269)       (6,312)
                                          ----------    ----------    ----------
                                             471,083       441,127       470,465

COSTS AND EXPENSES
   Cement                                    122,981       119,169       122,390
   Gypsum Wallboard                          178,857       160,250       136,621
   Paperboard                                 74,316        30,124            --
   Concrete and Aggregates                    53,220        53,547        46,643
   Less: Intersegment Purchases              (37,130)      (21,269)       (6,312)
   Corporate General and Administrative        5,486         4,691         4,683
   Interest Expense (Income), net             13,654         2,352        (3,737)
                                          ----------    ----------    ----------
                                             411,384       348,864       300,288
                                          ----------    ----------    ----------

EARNINGS BEFORE INCOME TAXES                  59,699        92,263       170,177
   Income Taxes                               19,993        32,834        61,945
                                          ----------    ----------    ----------

NET EARNINGS                              $   39,706    $   59,429    $  108,232
                                          ==========    ==========    ==========

EARNINGS PER SHARE
   Basic                                  $     2.16    $     3.23    $     5.66
                                          ==========    ==========    ==========
   Diluted                                $     2.15    $     3.22    $     5.63
                                          ==========    ==========    ==========

DIVIDENDS PAID PER SHARE                  $     0.20    $     0.20    $     0.20
                                          ==========    ==========    ==========

See notes to consolidated financial statements.



Centex Construction Products, Inc. and Subsidiaries

                                                     CONSOLIDATED BALANCE SHEETS
                                                          (dollars in thousands)

                                                                                      March 31,
                                                                              ------------------------
                                                                                 2002          2001
                                                                              ----------    ----------
ASSETS
Current Assets -
   Cash and Cash Equivalents                                                  $   11,403    $    8,747
   Accounts and Notes Receivable, net                                             58,957        92,619
   Inventories                                                                    54,220        56,008
                                                                              ----------    ----------
      Total Current Assets                                                       124,580       157,374
                                                                              ----------    ----------

Property, Plant and Equipment -                                                  796,766       781,713
   Less: Accumulated Depreciation                                               (230,283)     (198,380)
                                                                              ----------    ----------
      Property, Plant & Equipment, net                                           566,483       583,333

Notes Receivable, net                                                              1,299         1,905
Goodwill                                                                          41,088        41,088
Other Assets                                                                       9,902        10,922
                                                                              ----------    ----------

                                                                              $  743,352    $  794,622
                                                                              ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities -
   Note Payable                                                               $   18,630    $       --
   Accounts Payable                                                               31,155        42,168
   Accrued Liabilities                                                            48,204        47,943
   Current Portion of Long-term Debt                                                  80            80
                                                                              ----------    ----------
      Total Current Liabilities                                                   98,069        90,191
                                                                              ----------    ----------

Long-term Debt                                                                   163,670       278,748
Deferred Income Taxes                                                             53,781        33,363
Stockholders' Equity -
   Common Stock, Par Value $0.01; Authorized 50,000,000 Shares;
      Issued and Outstanding 18,358,473 and 18,338,762 Shares, respectively          184           183
   Capital in Excess of Par Value                                                 15,153        14,614
   Accumulated Other Comprehensive Earnings                                       (1,063)           --
   Retained Earnings                                                             413,558       377,523
                                                                              ----------    ----------
      Total Stockholders' Equity                                                 427,832       392,320
                                                                              ----------    ----------

                                                                              $  743,352    $  794,622
                                                                              ==========    ==========

See notes to consolidated financial statements.



                             Centex Construction Products, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

                                                                          For the Years Ended March 31,
                                                                     --------------------------------------
                                                                        2002          2001          2000
                                                                     ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Earnings                                                      $   39,706    $   59,429    $  108,232
   Adjustments to Reconcile Net Earnings to Net Cash Provided
      by Operating Activities, Net of Effect of Non-Cash Activity
         Depreciation, Depletion and Amortization                        35,808        24,871        18,589
         Deferred Income Tax Provision                                   21,229        23,377           166
   Decrease (Increase) in Accounts and Notes Receivable                  34,268        (3,223)      (10,970)
   Decrease (Increase) in Inventories                                     1,788        (2,805)       (5,552)
   (Decrease) Increase in Accounts Payable and Accrued Liabilities      (12,387)       (5,707)       12,335
   Decrease (Increase) in Other Assets, net                                 231         7,485        (5,620)
   (Decrease) Increase in Income Taxes Payable                               --        (1,447)        1,447
                                                                     ----------    ----------    ----------
      Net Cash Provided by Operating Activities                         120,643       101,980       118,627
                                                                     ----------    ----------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Property, Plant and Equipment Additions, net                         (19,024)      (16,250)      (28,019)
   Acquisition of Net Assets                                                 --      (342,200)           --
   Proceeds from Asset Dispositions                                         855            --         1,946
                                                                     ----------    ----------    ----------
      Net Cash Used in Investing Activities                             (18,169)     (358,450)      (26,073)
                                                                     ----------    ----------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from Note Payable                                            18,630            --            --
   Proceeds from  Long-term Debt                                             --       268,500            --
   Repayment of  Long-term Debt                                        (105,580)          (80)          (80)
   Redemption of Subordinated Debt                                       (9,498)      (89,992)           --
   Dividends Paid to Stockholders                                        (3,671)       (3,690)       (3,865)
   Retirement of Common Stock                                                --        (6,198)      (43,233)
   Proceeds from Stock Option Exercises                                     301           507         1,148
                                                                     ----------    ----------    ----------
      Net Cash (Used in) Provided by Financing Activities               (99,818)      169,047       (46,030)
                                                                     ----------    ----------    ----------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                                    2,656       (87,423)       46,524
CASH AND CASH EQUIVALENTS AT
  BEGINNING OF PERIOD                                                     8,747        96,170        49,646
                                                                     ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT
  END OF PERIOD                                                      $   11,403    $    8,747    $   96,170
                                                                     ==========    ==========    ==========

See notes to consolidated financial statements.



Centex Construction Products, Inc. and Subsidiaries

                               CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
                                                          (dollars in thousands)

                                                                For the Years Ended March 31,
                                                           --------------------------------------
                                                              2002          2001          2000
                                                           ----------    ----------    ----------
NET EARNINGS                                               $   39,706    $   59,429    $  108,232

OTHER COMPREHENSIVE EARNINGS
  BEFORE TAX
      Unrealized Loss on Hedging Instruments                   (1,635)           --            --
      Unrealized Gain (Loss) on Investment in Securities           --         4,703        (2,753)
      Reclassification Adjustment                                  --        (1,950)           --
                                                           ----------    ----------    ----------

COMPREHENSIVE EARNINGS
  BEFORE INCOME TAXES                                          38,071        62,182       105,479

INCOME TAX RELATED TO OTHER ITEMS
  OF COMPREHENSIVE EARNINGS                                       572          (964)          964
                                                           ----------    ----------    ----------

COMPREHENSIVE EARNINGS                                     $   38,643    $   61,218    $  106,443
                                                           ==========    ==========    ==========

See notes to consolidated financial statements.

                             Centex Construction Products, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

                                                For the Years Ended March 31,
                                           --------------------------------------
                                              2002          2001          2000
                                           ----------    ----------    ----------
COMMON STOCK
   Balance at Beginning of Period          $      183    $      186    $      197
      Retirement of Common Stock                   --            (3)          (12)
      Stock Option Exercises                        1            --             1
                                           ----------    ----------    ----------
   Balance at End of Period                       184           183           186
                                           ----------    ----------    ----------

CAPITAL IN EXCESS OF PAR VALUE
   Balance at Beginning of Period              14,614        20,302        62,376
      Retirement of Common Stock                   --        (6,195)      (43,222)
      Stock Option Exercises                      539           507         1,148
                                           ----------    ----------    ----------
   Balance at End of Period                    15,153        14,614        20,302
                                           ----------    ----------    ----------

RETAINED EARNINGS
   Balance at Beginning of Period             377,523       321,773       217,347
      Dividends to Stockholders                (3,671)       (3,679)       (3,806)
      Net Earnings                             39,706        59,429       108,232
                                           ----------    ----------    ----------
   Balance at End of Period                   413,558       377,523       321,773
                                           ----------    ----------    ----------

ACCUMULATED OTHER COMPREHENSIVE EARNINGS
   Balance at Beginning of Period                  --        (1,789)           --
      Other Comprehensive Earnings             (1,063)        1,789        (1,789)
                                           ----------    ----------    ----------
   Balance at End of Period                    (1,063)           --        (1,789)
                                           ----------    ----------    ----------

TOTAL STOCKHOLDERS' EQUITY                 $  427,832    $  392,320    $  340,472
                                           ==========    ==========    ==========

See notes to consolidated financial statements.

Centex Construction Products, Inc. and Subsidiaries

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (dollars in thousands, except per share data)


(A) SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Centex Construction Products, Inc. and its majority-owned subsidiaries ("CXP" or the "Company") after the elimination of all significant intercompany balances and transactions. CXP is a holding company whose assets consist of its investments in its subsidiaries, intercompany balances and holdings of cash and cash equivalents. The businesses of the consolidated group are conducted through CXP's subsidiaries. In addition, the Company holds 50% joint venture interests in its cement plants in Illinois and Texas and has proportionately consolidated its pro rata interest in the revenues, expenses, assets and liabilities of those extractive industry ventures.

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

CASH AND CASH EQUIVALENTS

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less, and are recorded at cost, which approximates market value. Included in cash and cash equivalents at March 31, 2002 and 2001 is $3.6 million and $2.6 million, respectively, belonging to the Company's 50%-owned joint ventures.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $4.6 million and $4.6 million at March 31, 2002 and 2001, respectively. The Company has no significant credit risk concentration among its diversified customer base.

     Notes receivable at March 31, 2002 are collectible primarily over three years. The weighted average interest rate at March 31, 2002 and 2001 was 7.1% and 8.2%, respectively.

INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                               March 31,
                                          -------------------
                                            2002       2001
                                          --------   --------
Raw Materials and Materials-in-Progress   $ 15,218   $ 14,741
Finished Cement                              5,636      4,775
Aggregates                                   2,772      2,686
Gypsum Wallboard                             5,140      7,743
Paperboard                                   2,894      5,394
Repair Parts and Supplies                   21,576     19,789
Fuel and Coal                                  984        880
                                          --------   --------
                                          $ 54,220   $ 56,008
                                          ========   ========



                             Centex Construction Products, Inc. and Subsidiaries

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets. Depreciation expense was $34.4 million, $23.7 million and $18.5 million for the years ended March 31, 2002, 2001 and 2000, respectively. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:

Plants                                                            20 to 30 years
Buildings                                                         20 to 40 years
Machinery and Equipment                                            3 to 20 years

     The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable. At March 31, 2002 and 2001, management believes no events or circumstances indicate that the carrying value may not be recoverable.

INVESTMENT SECURITIES

Investments in debt or marketable equity securities are reported at fair value based primarily on quoted market prices. All investment securities are designated as available for sale, with unrealized gains and losses included in stockholders' equity, net of applicable taxes. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of the issuer. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method. During the year ended March 31, 2001, the Company sold an investment in marketable equity securities for $10.8 million and recognized a gain of $1.9 million. The gain is included in other income on the Consolidated Statements of Earnings.

OTHER ASSETS

Other assets are primarily composed of loan fees and financing cost, prepaid pension costs and other expenses, deposits and identified intangible assets other than goodwill.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." That statement requires, among other things, that deferred taxes be provided on differences between the financial reporting basis and tax basis of assets and liabilities using existing tax laws and rates.

STOCK REPURCHASES

The Company's Board of Directors has authorized the repurchase of a cumulative total of 6,101,430 shares of the Company's common stock. The Company repurchased no shares in Fiscal 2002 and 264,300 shares at a cost of $6.2 million in Fiscal 2001 and 1,224,600 shares at a cost of $43.2 million in Fiscal 2000. Cumulative shares repurchased at March 31, 2002 were 5,358,130, leaving approximately 743,300 shares remaining under the Company's current authorization. Centex Corporation ("Centex") owned 65.2% of the Company's outstanding common stock at March 31, 2002.



Centex Construction Products, Inc. and Subsidiaries

COMPREHENSIVE EARNINGS

Comprehensive earnings as presented in the accompanying Consolidated Statements of Comprehensive Earnings is defined as the total of net income and all other non-owner changes in equity. Securities that are classified as available-for-sale are stated at market value as determined by the most recently traded price at the balance sheet date. The unrealized loss on hedging instruments represents the deferral in other comprehensive earnings of the unrealized loss on swap agreements designed as cash flow hedges. The accounting for interest rate swaps and other derivative financial instruments is discussed in detail in Note M. The unrealized gains and losses, net of deferred tax, are excluded from earnings and reported in a separate component of stockholders' equity as "Accumulated Other Comprehensive Earnings".

STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized as follows:

                               For the Years Ended March 31,
                               ------------------------------
                                 2002       2001       2000
                               --------   --------   --------
Operating Units Selling, G&A   $ 23,550   $ 19,157   $ 17,625
Corporate G&A                     5,486      4,691      4,683
                               --------   --------   --------
                               $ 29,036   $ 23,848   $ 22,308
                               ========   ========   ========

     Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $35.1 million, $36.0 million and $38.4 million in the years ended March 31, 2002, 2001 and 2000, respectively, for maintenance and repairs.

     Other net revenues include clinker sales income, lease and rental income, asset sale income, non-inventoried aggregates sales income, recycled waste paper income, and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

Interest payments made during the years ended March 31, 2002, 2001 and 2000 were $14.4 million, $9.0 million and $0.1 million, respectively.

     In Fiscal 2002, the Company received a cash refund of $1.4 million compared to net payments made for federal and state income taxes during the years ended March 31, 2001 and 2000 of $19.7 million and $57.1 million, respectively.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with SFAS No. 128, "Earnings Per Share". This statement established new standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 replaced the presentation of primary EPS previously prescribed by Accounting Principles Board ("APB") Opinion No. 15 with a presentation of basic EPS which is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. SFAS No. 128 also requires dual presentation of basic and diluted EPS.

     Basic earnings per common share is based on the weighted average number of common shares outstanding for the years ended March 31, 2002, 2001 and 2000 of 18,350,716, 18,405,116 and 19,130,084, respectively. Diluted earnings per common share is based on the weighted average number of common shares outstanding and share equivalents outstanding, assuming dilution from issued and unexercised stock options outstanding, of 18,461,414, 18,473,114 and 19,211,324 for the years ended March 31, 2002, 2001 and 2000, respectively. Anti-dilutive options to purchase shares of common



                             Centex Construction Products, Inc. and Subsidiaries
stock that were excluded from the computation of diluted earnings per share were 551,000 shares at an average price of $35.66 for the year ended March 31, 2002. All anti-dilutive options have expiration dates ranging from April 2008 to January 2010.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123 "Accounting for Stock-Based Compensation." Generally, no expense is recognized related to the Company's stock options because each option's exercise price is set at the stock's fair market value on the date the option is granted.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Also, under the new rules, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so.

     For non-calendar year-end companies, early adoption of SFAS No. 142 could be made if an entity's fiscal year began after March 15, 2001, and its first interim period financial statements had not been issued. The Company elected to early adopt SFAS No. 142 and as a result, reported no goodwill amortization for the fiscal year ended March 31, 2002.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143, requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS No. 143 on April 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provision of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transaction." SFAS No. 144 became effective for the Company on April 1, 2002, and the Company does not expect the impact of its adoption to be material to its financial position or results of operations.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over net assets of businesses acquired. Under the provisions of SFAS No. 142, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually at the reporting unit level using a two step impairment assessment. Impairment testing must be performed more frequently if events or changes in circumstances indicate that the asset might be impaired. The first step is to identify potential impairment by determining whether the carrying amount of a reporting unit exceeds its fair value. This step must be completed within six months of adoption. If an impairment is identified, the second step of the goodwill impairment test is to measure



Centex Construction Products, Inc. and Subsidiaries the amount of impairment loss, if any. During the quarter ended September 30, 2001, the Company completed the first step of impairment assessment and determined that the fair value of its reporting units exceeds their carrying amounts. There have been no material changes in the carrying amount of the Company's goodwill during the fiscal year ended March 31, 2002. In making such determination, the Company evaluates the performance, on an undiscounted basis, of the underlying businesses which gave rise to such amount. In case of impairment, the recorded costs would be written down to fair value on a discounted basis. Goodwill amortization totaled zero in Fiscal 2002, $1.0 million in Fiscal 2001 and $0.1 million in Fiscal 2000. Prior to the early adoption of SFAS No. 142 on April 1, 2001 goodwill was amortized over 20 years.

     The proforma adoption of SFAS No. 142 for the fiscal year ended March 31, 2001 would have resulted in an increase in net earnings of $694 with a $0.04 and $0.03 increase in basic and diluted earnings per share, respectively. There would have been no material impact to Fiscal year 2000. The acquisition of the Strategic Assets that resulted in the recording of the Company's goodwill occurred in the middle of last fiscal year's third quarter (see Note J).

     Other intangibles are intangibles associated with the Strategic Assets purchase. Other intangibles are amortized over various periods between seven months and 15 years. Other intangibles amortization totaled $0.1 million in Fiscal 2002, $0.2 million in Fiscal 2001 and zero in Fiscal 2000. The balance of other intangibles at March 31, 2002 and 2001 was $1.2 million and $1.3 million, respectively. Other intangibles amortization expense for the next five years is estimated to be $0.1 million annually.

REVENUE RECOGNITION

Revenue from the sale of cement, gypsum wallboard, paperboard, concrete and aggregates is recognized upon shipment to customers.

     During Fiscal 2001, the Company adopted the provisions of the Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Costs" ("EITF 00-10"), which provides guidance regarding how shipping and handling costs incurred by the seller and billed to a customer should be treated. EITF 00-10 requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue, and the costs incurred by the seller for shipping and handling be classified as an expense. Historically, certain amounts the Company billed for shipping and handling has been shown as an offset to shipping costs which are recorded in cost of goods sold in the accompanying Consolidated Statements of Earnings. There was no impact to the Company's income from operations or net earnings as a result of the adoption of EITF 00-10. Prior-year financial statements have been restated to conform to the requirements of EITF 00-10. The amount of billed shipping and handling costs reclassified from cost of goods sold to net sales in the accompanying consolidated statements of earnings were $61.9 million and $51.7 million in Fiscal 2001 and 2000, respectively. For Fiscal 2002 such costs totaled $62.8 million.

     In December 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements," which summarized certain of the SEC staff's views in applying U.S. generally accepted accounting principles to revenue recognition in financial statements. SAB 101 became effective for the fiscal year ended March 31, 2001, and did not have a material impact on the Company's consolidated financial statements.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to be consistent with the Fiscal 2002 presentation.



                             Centex Construction Products, Inc. and Subsidiaries

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized as follows:

                                            March 31,
                                     ------------------------
                                        2002          2001
                                     ----------    ----------
Land and Quarries                    $   49,049    $   48,531
Plants                                  693,606       683,599
Buildings, Machinery and Equipment       54,111        49,583
                                     ----------    ----------
                                        796,766       781,713
Accumulated Depreciation               (230,283)     (198,380)
                                     ----------    ----------
                                     $  566,483    $  583,333
                                     ==========    ==========

     The Company acquired certain Strategic Assets with a fair market value of $355.5 million in Fiscal 2001 (see Note J). The 50,000 ton-per-year Commerce City (Denver), Colorado paperboard mill was idled on April 23, 2001. Management believes the idled facility was recorded at its net realizable value at the purchase date. At March 31, 2002 and 2001 the net book value of the idled facility was $5.0 million. Also, the Company completed the construction of the Georgetown secondary crushing plant ($11.6 million total cost) during Fiscal 2002.

(C) INDEBTEDNESS

NOTE PAYABLE

Note payable balances are set forth below:

                                      March 31,
                                 -------------------
                                   2002       2001
                                 --------   --------
Receivables Securitization       $ 18,630         --

     The weighted-average interest rate of note payable borrowings during Fiscal 2002 was 4.2%. The interest rate on note payable debt was 2.0% at March 31, 2002. The amount of accounts receivable pledged under the receivables securitization program at March 31, 2002 was $39.3 million.

LONG-TERM DEBT

Long-term debt is set forth below:

                                                                 March 31,
                                                         ------------------------
                                                            2002          2001
                                                         ----------    ----------
Bank Debt, Due November 2003, Unsecured                  $  163,000    $  268,500
Subordinated Notes, 9 1/2%, due July 2008, Unsecured            510        10,008
Property Note, Interest at 7%, Due March 2005, Secured          240           320
Less: Current Maturities                                        (80)          (80)
                                                         ----------    ----------
                                                         $  163,670    $  278,748
                                                         ==========    ==========

     The weighted-average interest rates of the bank debt borrowings during Fiscal 2002 and 2001 were 5.4% and 7.8%, respectively. The interest rate on the bank debt was 3.7% at March 31, 2002 and 6.6% at March 31, 2001.

     Maturities of long-term debt during the next five fiscal years are: 2003, $80; 2004, $163,080; 2005, $80; 2006, zero; 2007, zero; thereafter, $510.



Centex Construction Products, Inc. and Subsidiaries

CREDIT FACILITIES

On November 10, 2000, the Company's $35 million unsecured revolving credit facility used to finance its working capital and capital expenditures requirements was cancelled and replaced with a new $325 million senior revolving credit facility. During the quarter ended June 30, 2001, pursuant to an Amended and Restated Credit Agreement, the credit facility was amended to reduce the facility amount from $325 million to $275 million and to modify certain financial and other covenants (the "New Credit Facility"). The principal balance of the New Credit Facility matures on November 10, 2003. At March 31, 2002, and 2001, the Company had $163.0 million and $268.5 million, respectively, outstanding under the New Credit Facility. The borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. At the option of the Company, outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to: (i) LIBOR, plus an agreed margin (ranging from 100 to 275 basis points), which is to be established quarterly based upon the Company's ratio of EBITDA to total funded debt; or (ii) an alternate base rate which is the higher of (a) prime rate or (b) the federal funds rate plus 1/2% per annum, plus an agreed margin (ranging from 0 to 175 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Under the New Credit Facility, the Company is required to adhere to a number of financial and other covenants, including covenants relating to the Company's interest coverage ratio, consolidated funded indebtedness ratio, minimum tangible net worth, and limitations on dividends and capital expenditures. At March 31, 2002, $105.8 million of borrowings were available to the Company.

     Also, on November 10, 2000, a subsidiary of the Company (the "Debtor Subsidiary") assumed $100 million of 9.5% senior subordinated notes (the "Notes") with a maturity date of July 15, 2008. Interest payments on the Notes are due on January 15 and July 15. The Notes are redeemable at the option of the Debtor Subsidiary, in whole or in part, at any time after July 15, 2003. Upon the acquisition of the Strategic Assets on November 10, 2000, the Debtor Subsidiary was required to commence a tender offer for the Notes at 101%. On December 20, 2000, $90.0 million in principal amount of the Notes was tendered, leaving $10.0 million outstanding. During the June 30, 2001 quarter, the Debtor Subsidiary commenced another tender offer for the Notes at 108.75%. On June 28, 2001, the Debtor Subsidiary purchased $9.5 million in principal amount of the Notes, leaving $510 outstanding. Prior to the commencement of the second tender offer, the Debtor Subsidiary obtained the necessary consents from a majority of holders of the Notes to eliminate certain covenants and reporting requirements.

     On June 29, 2001, the Company entered into a $50.0 million trade receivable securitization facility (the "Receivables Securitization Facility"), which is funded through the issuance of commercial paper and backed by a 364-day committed bank liquidity arrangement. The Receivables Securitization Facility has a termination date of June 10, 2004, subject to the renewal of the 364-day bank commitment currently scheduled to terminate on June 28, 2002. The Receivables Securitization Facility is fully consolidated on the balance sheet. Subsidiary company receivables are sold on a revolving basis first to the Company and then to a wholly-owned special purpose bankruptcy remote entity of the Company. This entity pledges the receivables as security for advances under the facility. The purpose of the Receivables Securitization Facility is to obtain financing at a lower interest rate by pledging accounts receivable. The borrowed funds have been used to pay down borrowings under the New Credit Facility. Outstanding principal amounts under the Receivables Securitization Facility bear interest at the commercial paper rate plus a facility fee. Under the Receivables Securitization Facility, the Company is required to adhere to certain financial and other covenants that are similar to those in the New Credit Facility. The Company had $18.6 million outstanding under the Receivables Securitization Facility at March 31, 2002.

     The Company was in compliance with all financial ratios and tests at March 31, 2002 and throughout the fiscal year under the New Credit Facility, the Notes and the Receivables Securitization Facility.



                             Centex Construction Products, Inc. and Subsidiaries

     The New Credit Facility has a $15.0 million letter of credit facility. Under the letter of credit facility, the Company pays a fee at a per annum rate equal to the applicable margin for Eurodollar loans in effect from time to time plus a one-time letter of credit fee in an amount equal to 0.125% of the initial stated amount. At March 31, 2002, the Company had $6.2 million of letters of credit outstanding.

(D) INCOME TAXES

The provision for income taxes includes the following components:

                                For the Years Ended March 31,
                               -------------------------------
                                 2002        2001       2000
                               --------    --------   --------
Current Provision (Benefit)
   Federal                     $ (1,146)   $  7,423   $ 56,034
   State                            (90)      2,034      5,745
                               --------    --------   --------
                                 (1,236)      9,457     61,779
Deferred Provision (Benefit)
   Federal                       18,949      20,900     (1,045)
   State                          2,280       2,477      1,211
                               --------    --------   --------
                                 21,229      23,377        166
                               --------    --------   --------
Provision for Income Taxes     $ 19,993    $ 32,834   $ 61,945
                               ========    ========   ========

     The effective tax rates vary from the federal statutory rates due to the following items:

                                                     For the Years Ended March 31,
                                                ----------------------------------------
                                                   2002           2001           2000
                                                ----------     ----------     ----------
Earnings Before Income Taxes                    $   59,699     $   92,263     $  170,177
                                                ==========     ==========     ==========
Income Taxes at Statutory Rate                  $   20,895     $   32,292     $   59,562
Increases (Decreases) in Tax Resulting from -
   State Income Taxes, net                           1,424          2,932          4,522
   Statutory Depletion in Excess of Cost            (2,556)        (2,600)        (2,413)
   Other                                               230            210            274
                                                ----------     ----------     ----------
Provision for Income Taxes                      $   19,993     $   32,834     $   61,945
                                                ==========     ==========     ==========
Effective Tax Rate                                      33%            36%            36%

     The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

                                            For the Years Ended March 31,
                                           --------------------------------
                                             2002        2001        2000
                                           --------    --------    --------
Excess Tax Depreciation and Amortization   $ 39,951    $ 32,919    $  3,391
Net Operating Loss Carryover                (14,342)         --          --
Bad Debts                                        26      (9,364)       (305)
Uniform Capitalization                         (259)        (73)         10
Accrual Changes                              (5,144)       (317)     (2,971)
Other                                           997         212          41
                                           --------    --------    --------
                                           $ 21,229    $ 23,377    $    166
                                           ========    ========    ========



Centex Construction Products, Inc. and Subsidiaries

     Components of deferred income taxes are as follows:

                                              For the Years Ended March 31,
                                              -----------------------------
                                                  2002            2001
                                              ------------    ------------
Items Giving Rise to Deferred Taxes
   Excess Tax Depreciation and Amortization   $     90,681    $     50,869
   Other                                             5,295           4,399
                                              ------------    ------------
                                                    95,976          55,268
                                              ------------    ------------
Items Giving Rise to Prepaid Taxes
   Accrual Changes                                 (17,149)        (11,433)
   Net Operating Loss Carryover                    (14,342)             --
   Bad Debts                                       (10,360)        (10,387)
   Uniform Capitalization                             (344)            (85)
                                              ------------    ------------
                                                   (42,195)        (21,905)
                                              ------------    ------------
Net Deferred Income Tax Liability             $     53,781    $     33,363
                                              ============    ============

     Deferred taxes of $15.3 million have been recast to reflect an adjustment to deferred taxes and goodwill relating to the Strategic Assets purchase.

     In Fiscal 2002, the Company experienced a net operating loss for regular and alternative minimum tax purposes amounting to $41.0 million and $24.2 million, respectively. The Company intends to elect to carryover the net operating loss to Fiscal 2003; the 2002 net operating loss, if unused, will expire after 2022. The Company has federal and state alternative minimum tax credit carry forwards of $1.6 million available to offset the excess of regular over alternative minimum tax in the future.

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

     The Company operates four cement plants, ten cement distribution terminals, four gypsum wallboard plants, ten gypsum wallboard reload centers, a gypsum wallboard distribution center, a recycled paper-board mill, nine readymix concrete batch plant locations and three aggregates processing plant locations. The principal markets for the Company's cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard and recycled paper-board are distributed throughout the continental United States. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.



                             Centex Construction Products, Inc. and Subsidiaries

     The following table sets forth certain financial information relating to the Company's operations by segment:

                                               For the Years Ended March 31,
                                           --------------------------------------
                                              2002          2001          2000
                                           ----------    ----------    ----------
Revenues
   Cement                                  $  183,154    $  178,783    $  175,395
   Gypsum Wallboard                           183,500       187,347       244,245
   Paperboard                                  84,293        31,492            --
   Concrete and Aggregates                     57,621        61,101        55,906
   Other, net                                    (355)        3,673         1,231
                                           ----------    ----------    ----------
                                              508,213       462,396       476,777
Less: Intersegment Sales                      (37,130)      (21,269)       (6,312)
                                           ----------    ----------    ----------
                                           $  471,083    $  441,127    $  470,465
                                           ==========    ==========    ==========
Intersegment Sales
   Cement                                  $    5,093    $    6,347    $    5,858
   Paperboard                                  31,461        14,393            --
   Concrete and Aggregates                        576           529           454
                                           ----------    ----------    ----------
                                           $   37,130    $   21,269    $    6,312
                                           ==========    ==========    ==========
Segment Operating Earnings
   Cement                                  $   60,173    $   59,614    $   53,005
   Gypsum Wallboard                             4,643        27,097       107,624
   Paperboard                                   9,977         1,368            --
   Concrete and Aggregates                      4,401         7,554         9,263
   Other, net                                    (355)        3,673         1,231
   Corporate General and Administrative        (5,486)       (4,691)       (4,683)
   Interest (Expense) Income, net             (13,654)       (2,352)        3,737
                                           ----------    ----------    ----------
                                           $   59,699    $   92,263    $  170,177
                                           ==========    ==========    ==========
Identifiable Assets
   Cement                                  $  141,734    $  145,696    $  147,270
   Gypsum Wallboard                           341,724       353,104       159,780
   Paperboard                                 206,607       243,026            --
   Concrete and Aggregates                     39,174        33,233        30,018
   Other, net                                  14,113        19,563       101,071
                                           ----------    ----------    ----------
                                           $  743,352    $  794,622    $  438,139
                                           ==========    ==========    ==========
Capital Expenditures
   Cement                                  $    4,424    $    6,199    $   10,306
   Gypsum Wallboard                             1,197         4,521        10,783
   Paperboard                                   2,745           489            --
   Concrete and Aggregates                     10,604         4,859         6,890
   Other, net                                      54           182            40
                                           ----------    ----------    ----------
                                           $   19,024    $   16,250    $   28,019
                                           ==========    ==========    ==========
Depreciation, Depletion and Amortization
   Cement                                  $    8,370    $    8,219    $    8,742
   Gypsum Wallboard                            15,070        10,529         7,210
   Paperboard                                   7,921         3,164            --
   Concrete and Aggregates                      3,052         2,924         2,465
   Other, net                                   1,395            35           172
                                           ----------    ----------    ----------
                                           $   35,808    $   24,871    $   18,589
                                           ==========    ==========    ==========



Centex Construction Products, Inc. and Subsidiaries

     Segment operating earnings represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets. Goodwill at March 31, 2002, 2001 and 2000 was $41.1 million, $41.1 million and zero, respectively. The segment breakdown of goodwill at March 31, 2002 and 2001 was Gypsum Wallboard of $33.3 million and Paperboard of $7.8 million.

     Certain summarized financial information of the two cement joint ventures, in the aggregate, is included below, presenting the applicable financial statement amounts that have been proportionately consolidated into the Company's financial statements.

                                                  For the Years Ended March 31,
                                                  ------------------------------
                                                    2002       2001       2000
                                                  --------   --------   --------
Revenues                                          $ 78,725   $ 77,701   $ 80,677
Costs and Expenses                                $ 51,623   $ 50,953   $ 50,397
Earnings Before Income Taxes                      $ 27,102   $ 26,748   $ 30,280

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

     The Company has certain deductible limits under its workers' compensation and liability insurance policies for which reserves are established based on the undiscounted estimated costs of known and anticipated claims.

     The Company has entered into standby letter of credit agreements relating to workers' compensation and auto and general liability self-insurance. At March 31, 2002, the Company had contingent liabilities under these outstanding letters of credit of approximately $6.2 million.

     In the normal course of business, the Company is currently contingently liable for performance under $2.9 million in performance bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain reclamation obligations and mining permits. The Company has indemnified the underwriting insurance company against any exposure under the performance bonds. In the Company's past experience, no material claims have been made against these financial instruments.

     Subject to early termination, the Company has a contract until October 2015 (subject to the purchaser's right to shorten the term to October 2010) to supply approximately 35% to 40% of the Lawton, Oklahoma mill's output of gypsum-grade recycled paperboard to another gypsum wallboard producer.

     The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for the fiscal years 2002, 2001, and 2000 totaled $3.0 million, $2.6 million and $3.2 million, respectively. Minimum annual rental commitments as of March 31, 2002, under noncancellable leases are set forth as follows:

Fiscal Year                                                               Total
-----------                                                               ------
2003                                                                      $2,684
2004                                                                      $2,279
2005                                                                      $1,623
2006                                                                      $1,010
2007                                                                      $  294
Thereafter                                                                $1,269



                             Centex Construction Products, Inc. and Subsidiaries

(G) STOCK OPTION PLANS

The Company has two stock option plans for certain directors, officers and key employees of the Company: the Centex Construction Products, Inc. Amended and Restated Stock Option Plan (the "1994 Plan") and the Centex Construction Products, Inc. 2000 Stock Option Plan (the "2000 Plan"). Although the 1994 Plan and the 2000 Plan provide that option grants may be at less than fair market value at the date of grant, the Company has consistently followed the practice of issuing options at or above fair market value at the date of grant. Under both plans, option periods and exercise dates may vary within a maximum period of 10 years. All option grants have been issued with vesting occurring near the end of the option grants' 10-year life; however, the option grants may qualify for early vesting, on an annual basis, if certain predetermined performance criteria are met. The Company records proceeds from the exercise of options as additions to common stock and capital in excess of par value. The federal tax benefit, if any, is considered additional capital in excess of par value. No charges or credits would be made to earnings unless options were to be granted at less than fair market value at the date of grant. A summary of the activity of the stock option plans is presented as follows:

                                                              For the Years Ended March 31,
                                     ------------------------------------------------------------------------------
                                               2002                       2001                       2000
                                     ------------------------   ------------------------   ------------------------
                                                    Weighted                   Weighted                   Weighted
                                       Number       Average       Number       Average       Number       Average
                                         of         Exercise        of         Exercise        of         Exercise
                                       Shares        Price        Shares        Price        Shares        Price
                                     ----------    ----------   ----------    ----------   ----------    ----------
Outstanding Options at
   Beginning of Year                  1,046,009    $    28.77      803,208    $    31.72      528,552    $    27.82
Granted                                 109,500    $    27.45      393,500    $    22.63      370,000    $    35.34
Exercised                               (19,711)   $    18.24      (31,330)   $    12.79      (51,867)   $    14.04
Cancelled                               (66,299)   $    31.55     (119,369)   $    32.55      (43,477)   $    36.22
                                     ----------                 ----------                 ----------
Outstanding Options at End of Year    1,069,499    $    28.66    1,046,009    $    28.77      803,208    $    31.72
                                     ==========                 ==========                 ==========
Options Exercisable at
   End of Year                          548,537                    336,994                    218,139
                                     ==========                 ==========                 ==========
Weighted Average Fair Value of
   Options Granted during the Year   $    14.95                 $    11.50                 $    18.52

The following table summarizes information about stock options outstanding at March 31, 2002:

                                Options Outstanding                      Options Exercisable
                   -----------------------------------------------   ----------------------------
                    Number of       Wtd. Avg.          Weighted       Number of       Weighted
    Range of          Shares        Remaining          Average          Shares        Average
Exercise Prices    Outstanding   Contractual Life   Exercise Price   Outstanding   Exercise Price
----------------   -----------   ----------------   --------------   -----------   --------------
$12.00 to $24.06       425,120          6.9 Years   $        20.16       162,953   $        16.07
$26.97 to $34.91       377,000          7.7 Years   $        32.66       173,773   $        34.80
$35.19 to $39.53       267,379          6.1 Years   $        36.53       211,811   $        36.60
                   -----------                                       -----------
                     1,069,499          7.0 Years   $        28.66       548,537   $        29.93
                   ===========                                       ===========

     Shares available for future stock option grants were 1,213,898 at March 31, 2002.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" and continues to account for stock-based compensation as it has in the past using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the stock option plans. Had compensation cost for options issued under the 1994 Plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, proforma net earnings would have been $36,859,



Centex Construction Products, Inc. and Subsidiaries

$57,445 and $106,917 for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. Basic and diluted earnings per share for the fiscal year ended March 31, 2002 would have been $2.01 and $2.00, respectively, for the fiscal year ended March 31, 2001 would have been $3.12 and $3.11, respectively, and for the fiscal year ended March 31, 2000 would have been $5.59 and $5.57, respectively.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                           For the Years Ended March 31,
                          --------------------------------
                            2002        2001        2000
                          --------    --------    --------
Expected Volatility           32.2%       32.5%       33.6%
Risk-free Interest Rate        6.9%        6.4%        5.8%
Dividend Yield                  .6%         .9%         .6%
Expected Life (Years)           10          10          10

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's long-term debt, before the interest rate swap, of which 99% has floating rate terms, has been estimated based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the Company's long-term debt approximates fair value.

     All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) AGREEMENTS WITH CENTEX CORPORATION

On April 19, 1994 ("the Closing Date") the Company completed the sale of 11,730,000 shares or 51% of its common stock through an Initial Public Offering. Prior to that time, the Company was a wholly owned subsidiary of Centex. On the Closing Date the Company entered into certain agreements with Centex to define the Company's ongoing relationship with Centex. The major agreements are:

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

     ADMINISTRATIVE SERVICES: Centex Service Company ("CSC"), a subsidiary of Centex, provides the Company with employee benefit administration, public/investor relations and certain other services. The Administrative Services Agreement is renewable annually with the administrative fee determined on an annual basis. The Company paid CSC an administrative fee of $220 in Fiscal 2002, $220 in Fiscal 2001 and $198 in Fiscal 2000. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.



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

     Pursuant to the purchase agreement, the Purchasers paid aggregate consideration consisting of (1) $338.2 million in cash, plus (2) the assumption by the subsidiary of $100.0 million of 9.5% senior subordinated notes due 2008. In exchange for this consideration, the subsidiary acquired the assets described above and a $24.3 million net secured note receivable, which was collected during Fiscal 2002.

     The acquisition has been accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The results of operations of the Strategic Assets since November 10, 2000 are included in the Company's financial statements. The fair value of tangible assets purchased, goodwill (prior to the early adoption of SFAS 142, amortized over a 20-year period) and other intangible assets (prior to the early adoption of SFAS 142, amortized over various periods from seven months to 15 years) are as follows:

Cash Consideration Paid
   CXP Cash                                                         $ 150,000
   Bank Borrowings                                                    188,200
                                                                    ---------
                                                                      338,200
CXP Transaction Costs                                                   4,000
                                                                    ---------
   Total Cash Consideration                                           342,200
Subordinated Debt Assumed                                             100,000
Liabilities Assumed                                                    24,358
                                                                    ---------
                                                                      466,558
Fair Value of Property, Plant, Equipment, Inventory, Receivables,
   Other Miscellaneous Assets and Applicable Deferred Taxes          (423,039)
                                                                    ---------
Goodwill and Other Intangible Assets                                $  43,519
                                                                    =========

     The unaudited proforma results for the fiscal years ended March 31, 2001 and 2000 assumes that the acquisition was completed on April 1, 1999:

                              For the Years Ended March 31,
                              -----------------------------
                                  2001             2000
                              ------------     ------------
Revenues                      $    520,380     $    621,884
Net Earnings                  $     44,975     $    121,306
Earnings per Dilutive Share   $       2.43     $       6.31

     The proforma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expense, goodwill amortization and interest expense on new bank borrowings and debt assumed. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at April 1, 1999 or of future results of operations of the consolidated entities.



Centex Construction Products, Inc. and Subsidiaries

(K) PENSION AND PROFIT SHARING PLANS

The Company has several defined benefit and defined contribution retirement plans which together cover substantially all of its employees. Benefits paid under the defined benefit plans are based on years of service and the employee's qualifying compensation over the last few years of employment. The Company's funding policy is to generally contribute amounts that are deductible for income tax purposes.

     The following table provides a reconciliation of the defined benefit plan obligations and fair value of plan assets over the two-year period ended March 31, 2002 and a statement of the funded status as of March 31, 2002 and 2001:

                                                                          2002        2001
                                                                        --------    --------
Reconciliation of Benefit Obligations
   Benefit Obligation at April 1,                                       $  5,589    $  4,228
   Service Cost - Benefits Earned During the Period                          232         209
   Interest Cost on Projected Benefit Obligation                             419         379
   Actuarial Loss                                                            522         951
   Benefits Paid                                                            (193)       (178)
                                                                        --------    --------
      Benefit Obligation at March 31,                                      6,569       5,589
Reconciliation of Fair Value of Plan Assets
   Fair Value of Plan Assets at April 1,                                   4,691       5,872
   Actual Return on Plan Assets                                              124      (1,003)
   Employer Contributions                                                  1,536          --
   Benefits Paid                                                            (193)       (178)
                                                                        --------    --------
      Fair Value of Plans at March 31,                                     6,158       4,691

Funded Status
   Funded Status at March 31,                                               (411)       (898)
      Unrecognized Loss from Past Experience Different than
         that Assumed and Effects of Changes in Assumptions                1,794       1,229
   Unrecognized Prior-Service Cost                                           614         583
                                                                        --------    --------
Net Amount Recognized (Prepaid Pension Cost Included in Other Assets)   $  1,997    $    914
                                                                        ========    ========

     Net periodic pension cost for the fiscal years ended March 31, 2002, 2001 and 2000, included the following components:

                                                    For the Years Ended March 31,
                                                   --------------------------------
                                                     2002        2001        2000
                                                   --------    --------    --------
Service Cost - Benefits Earned During the Period   $    232    $    209    $    192
Interest Cost of Projected Benefit Obligation           419         379         306
Expected Return on Plan Assets                         (366)       (463)       (401)
Amortization of Transition Asset                         65         (52)        (53)
Amortization of Prior-Service Cost                      103         101          54
                                                   --------    --------    --------
   Net Periodic Pension Cost                       $    453    $    174    $     98
                                                   ========    ========    ========

     The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

                                                  2002      2001      2000
                                                 ------    ------    ------
Weighted Average Discount Rate                      7.0%      7.5%      7.8%
Rate of Increase in Future Compensation Levels      3.5%      3.5%      3.5%
Expected Long-term Rate of Return on Assets         8.0%      8.0%      8.0%



                             Centex Construction Products, Inc. and Subsidiaries

     The Company has at March 31, 2002 a minimum pension liability of $2.0 million related to the accumulated benefit obligation in excess of the fair value of the plan assets.

     The Company also provides a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions and become fully vested in the Company's contributions over a seven-year period. Costs relating to the employer discretionary contributions for the Company's defined contribution plan totaled $1,619, $1,514 and $1,369, in fiscal years 2002, 2001 and 2000, respectively.

     In addition, as a part of the November 2000 Strategic Assets purchase, the Company agreed to provide to former employees of the seller, who became employed by the Company as a result of the November 2000 Strategic Asset purchase, benefits substantially comparable to those provided under the seller's welfare plans. These welfare plans included the seller's 401(k) plan which included employer matching percentages. As a result, the Company made matching contributions to its 401(k) plan totaling $413 and $184 for these employees during fiscal years 2002 and 2001, respectively.

(L) NET INTEREST INCOME/EXPENSE

The following components are included in interest income/expense, net:

                                  For the Years Ended March 31,
                                 --------------------------------
                                   2002        2001        2000
                                 --------    --------    --------
Interest (Income)                $ (2,515)   $ (6,694)   $ (3,826)
Interest Expense                   14,918       8,766          89
Other Expenses                      1,251         280          --
                                             --------    --------
Interest Expense (Income), net   $ 13,654    $  2,352    $ (3,737)
                                 ========    ========    ========

     Interest income includes interest on investments of excess cash and interest on notes receivable. Components of interest expense include interest associated with the assumed subordinated debt, the New Credit Facility and Receivables Securitization Facility and commitment fees based on the unused portion of the New Credit Facility. Other expenses include amortization of debt issue costs and New Credit Facility costs.

(M) HEDGING ACTIVITIES

The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on April 1, 2001. The effect of the adoption of SFAS No. 133 had no impact on the Company's operating earnings. The Company does not use derivative financial instruments for trading purposes, but utilizes them to convert a portion of its variable-rate debt to fixed-rate debt and to manage its fixed to variable-rate debt ratio. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are immediately recognized in earnings.

     On July 19, 2001, the Company entered into two interest rate swap agreements, designated as cash flow hedges, with two banks for a total notional amount of $100.0 million. These agreements expire on August 30, 2003. The swap agreements can be matched against $100.0 million of variable-rate LIBOR indexed debt principal and will effectively fix the Company's interest rate on that debt at 4.493%, plus the applicable margin on the Company's debt. During the fiscal year ended March 31, 2002, the swap agreements resulted in approximately $1.1 million of additional interest expense. As of March 31, 2002, the fair value of the swap agreements was a liability of approximately ($1.6) million [($1.1) million loss net of tax]. Hedge ineffectiveness, determined in accordance with SFAS No. 133, had no impact on the Company's results of operations for the year ended March 31, 2002.



Centex Construction Products, Inc. and Subsidiaries

                                                  REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Centex Construction Products, Inc.

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. and subsidiaries (the "Company") as of March 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centex Construction Products, Inc. and subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note A to the consolidated financial statements, in fiscal year 2002 the Company changed its method of accounting for goodwill.

                                                               ERNST & YOUNG LLP

Dallas, Texas,
May 24, 2002



                             Centex Construction Products, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

OVERVIEW. Information for the periods presented reflects the grouping of Centex Construction Product's businesses into four segments, consisting of Cement, Gypsum Wallboard, Paperboard and Concrete and Aggregates. Concrete and Aggregates are broken out separately in the segment discussions.

     Fiscal year 2002 marked the first full fiscal year of operating results from the Strategic Assets purchased in November, 2000. The acquisition was accounted for under the purchase method of accounting. The principal assets acquired were a gypsum wallboard plant and a lightweight recycled paper mill.

     Demand in the Company's two principal business segments, Cement and Gypsum Wallboard, were at and near an all-time high, respectively, in Calendar 2001. Although the Company reported record Gypsum Wallboard shipments, sales volume at each of the Company's three heritage Gypsum Wallboard plants was down from prior year due to "over capacity" in the gypsum wallboard industry. This imbalance also negatively impacted gypsum wallboard pricing early in the fiscal year. During the middle of Fiscal 2002, the Company implemented price increases that held for the remainder of the fiscal year and at fiscal year end, the Company implemented an additional 15% price increase. Longer term, the level of wallboard demand and prices will be determined by the strength of the housing market and wallboard industry utilization levels. The Austin, Texas economy, which is the Company's primary Concrete and Aggregates market, is being affected by weakening economic conditions and as a result, Concrete demand was negatively impacted. Aggregates and Concrete demand is characterized by a high level of dependence on public (infrastructure) spending. Funding for highway construction projects has been and continues at a high level, and as a result, Aggregates and Concrete demand remains strong.

     CONSOLIDATED RESULTS. Consolidated net revenues for Fiscal 2002 totaled $471.1 million, up 7% from $441.1 million for Fiscal 2001. Increased sales volume in all segments, except Concrete, and higher net sales prices, except for Gypsum Wallboard, resulted in the revenue gain. Operating earnings of $78.8 million in Fiscal 2002 were down 21% or $20.5 million from last fiscal year mainly due to a $22.5 million decline in Gypsum Wallboard operating earnings. Net interest expense of $13.7 million in Fiscal 2002 increased $11.3 million over Fiscal 2001. As a result of the foregoing, pre-tax earnings of $59.7 million were 35% or $32.6 million below Fiscal 2001 pre-tax earnings of $92.3 million. The Fiscal 2002 effective tax rate of 33.5% resulted in Fiscal 2002 net earnings of $39.7 million, a 33% decline from $59.4 million in Fiscal 2001. Diluted earnings per share in Fiscal 2002 of $2.15 were 33% lower than the $3.22 for Fiscal 2001.

     The following table compares sales volume, average unit sales prices and unit operating margins for the Company's segments:

                         Sales Volume (thousands)   Average Net Sales Price(1)      Operating Margin
                         -----------------------    --------------------------   -----------------------
                            2002          2001         2002            2001         2002         2001
                         ----------    ----------   ----------      ----------   ----------   ----------
Cement (Ton)                  2,441         2,387   $    67.69      $    67.65   $    24.66   $    24.98
Gypsum Wallboard (MSF)        1,930         1,584   $    72.97      $    91.12   $     2.41   $    17.11
Paperboard (Ton)                210            80   $   398.13      $   386.32   $    47.49   $    17.04
Concrete (Cubic Yard)           673           808   $    55.93      $    53.70   $     3.71   $     7.38
Aggregates (Ton)              4,265         4,009   $     4.33      $     4.16   $     0.45   $     0.40

(1) As historically reported. Does not include freight and delivery costs billed to customers.



Centex Construction Products, Inc. and Subsidiaries

     CEMENT. Cement revenues for Fiscal 2002 were $183.2 million, up 2% from $178.8 million for the prior fiscal year due to increased sales volume. Operating earnings of $60.2 million, an all-time-high, increased 1% from $59.6 million in Fiscal 2001 due to a 2% increase in sales volume being partially offset by a 1% decline in operating margins. Cement sales volume of 2.44 million tons, also an all-time-high, was 54,000 tons higher than Fiscal 2001's sales volume. Favorable weather conditions and record U.S. cement consumption contributed to the sales volume gain. All plants experienced sales volume gains and again operated at their capacity and were "sold out". The Company supplemented its Fiscal 2002 manufactured cement sales volume with 257,000 tons of purchased cement, up 99,000 tons from last fiscal year. Fueled by strong infrastructure spending, Calendar 2001 U.S. portland cement consumption of 110.5 million metric tons was 3% above calendar 2000 consumption. Cement imports of
25.9 million metric tons in Calendar 2001 were 10% below prior year's cement imports. The Fiscal 2002 average net sales price of $67.69 per ton was level with Fiscal 2001 as lower pricing in the Illinois and Texas markets was offset by higher pricing in the Company's western markets. Operating margins of $24.66 per ton decreased $0.32 per ton from Fiscal 2001 due to higher power, fuel and maintenance costs and the cost impact from the 63% increase in higher cost purchased cement sales volume.

     GYPSUM WALLBOARD. Fiscal 2002 Gypsum Wallboard revenues of $183.5 million decreased 2% from Fiscal 2001 revenues. Lower average sales prices partially offset by increased sales volume resulted in the revenue decline. Operating earnings totaled $4.6 million in Fiscal 2002, down 83% from $27.1 million in Fiscal 2001. Increased sales volume offset by an 86% decrease in operating margins, due primarily to lower pricing, resulted in the earnings decline. Sales volume of 1,930 million square feet ("MMSF") in Fiscal 2002 increased 22% from Fiscal 2001 sales volume. Fiscal 2002's sales volume gain resulted from a full year of sales at the Oklahoma wallboard plant that was acquired during the middle of last fiscal year's third quarter partially offset by reduced shipments at each of the Company's heritage wallboard plants. The Company's wallboard plants ran at approximately 72% of average total annual capacity during Fiscal 2002 compared to 82% last fiscal year. The Company's plants are currently operating at less than full capacity. Excess production capacity continues to negatively impact industry utilization rates. U.S. wall-board consumption was
30.2 billion square feet in calendar 2001, the second highest level on record. Gypsum Wallboard's Fiscal 2002 average net sales price of $72.97 per thousand square feet ("MSF") declined 20% from Fiscal 2001's net sales price. Pricing declined during the first part of Fiscal 2002 until the Company successfully implemented price increases during the second quarter. Pricing held during the remainder of Fiscal 2002 and at fiscal year end, the Company implemented an additional 15% price increase. Operating margins of $2.41 per MSF declined $14.70 per MSF or 86% from Fiscal 2001's $17.11 per MSF operating margin. The operating margin decline resulted from lower sales prices being partially offset by a $3.45 per MSF decrease in cost of sales. Fiscal 2002 cost of sales of $70.56 per MSF decreased 5% from last fiscal year's cost of sales due to lower energy costs and decreased Duke production costs partially offset by the impact on fixed costs at the Company's heritage wallboard plants from decreased production volume.

     PAPERBOARD. Paperboard reported Fiscal 2002 revenues and operating earnings of $84.3 million and $10.0 million, respectively, compared to revenues of $31.5 million and operating earnings of $1.4 million in Fiscal 2001. The Paperboard operations were acquired during the third quarter of Fiscal 2001. Fiscal 2002 revenues of $84.3 million increased 168% from Fiscal 2001 due to a full year of sales volume and higher net pricing. Fiscal 2002 sales volume of 210,000 tons was 162% greater than prior year's sales volume. Approximately 32% of Fiscal 2002 sales volume was to the Company's gypsum wallboard plants. The average net sales price of $398.13 per ton increased $11.81 per ton or 3% from Fiscal 2001's net sales price. Fiscal 2002 net sales price was favorably impacted by the smaller percentage this fiscal year of lower priced off grade paper sales volume to total sales volume. Operating earnings of $10.0 million for Fiscal 2002 increased 629% from Fiscal 2001 due to increased sales volume and higher operating margins. Operating earnings were negatively impacted early in Fiscal 2002 by costs associated with idling the Denver mill on April 23, 2001. The Denver mill's production requirements were transferred to the Lawton,



                             Centex Construction Products, Inc. and Subsidiaries

Oklahoma mill. The Denver mill reported a $2.3 million loss for Fiscal 2002. Cost of sales of $350.64 per ton for Fiscal 2002 declined 5% from Fiscal 2001's cost of sales. Reduced energy costs and improved operating efficiencies were major contributors to the cost of sales reduction. Excluding the Denver mill results, Fiscal 2002 cost of sales would have been $339.22 per ton. The Lawton mill is now capable of running at its designed capacity of 220,000 tons annually. The recycled paper centers were sold after fiscal year end. Fiscal 2002 recycled paper operating losses of $585,000 are reported in other income.

     CONCRETE AND AGGREGATES. Revenues from Concrete and Aggregates were $57.6 million in Fiscal 2002, down 6% from $61.1 million in Fiscal 2001. The revenue decline resulted from decreased Concrete sales volume partially offset by higher Concrete and Aggregates sales prices and increased Aggregates sales volume. The Austin, Texas market, which is the Company's largest Concrete and Aggregates market, has enjoyed exemplary growth over the past decade. However, in Fiscal 2002, Austin was negatively impacted by the troubles of the high technology companies. Fiscal 2002 operating earnings of $4.4 million declined 42% from $7.6 million in Fiscal 2001. Decreased Concrete sales volume and operating margins partially off-set by increased Aggregates sales volume and operating margins resulted in the earnings decline. Concrete operating earnings of $2.5 million for Fiscal 2002 were $3.5 million or 58% below Fiscal 2001 operating earnings. Concrete sales volume of 673,000 cubic yards in Fiscal 2002 declined 17% from Fiscal 2001 due to decreased demand in the Austin, Texas market. Concrete's Fiscal 2002 net sales price of $55.93 per cubic yard was 4% higher than $53.70 per cubic yard in Fiscal 2001. The net sales price gain resulted mainly from higher prices in the California market. The Austin, Texas market experienced some price weakening late in Fiscal 2002. Cost of sales of $52.22 per cubic yard in Fiscal 2002 increased 13% from Fiscal 2001 due to higher materials and operating costs. Aggregates Fiscal 2002 operating earnings of $1.9 million increased 20% from $1.6 million in Fiscal 2001 as a result of increased sales volume and higher operating margins. Fiscal 2002 Aggregates sales volume of 4,265,000 tons was 6% greater than Fiscal 2001 due to 223,000 tons of additional sales volume from the Texas operations. The Georgetown Aggregates plant expansion was completed mid-Fiscal 2002 and is now producing commercial aggregates products. The average net sales price of $4.33 per ton for Fiscal 2002 was 4% higher than $4.16 per ton in Fiscal 2001. Cost of sales of $3.88 per ton in Fiscal 2002 increased 3% from Fiscal 2001 due to increased production costs at the Texas operations and product mix.

     OTHER INCOME. Fiscal 2002 other income recorded a $355,000 loss compared to a $3.7 million profit in Fiscal 2001. Included in the Fiscal 2002 loss is $585,000 of recycled center losses, $600,000 of expenses related to the early retirement of subordinated debt and $393,000 less distribution center income. Included in Fiscal 2001 results is a $1.9 million gain on the disposition of investment securities owned by the Company. Other income consists of a variety of items that are non-segment operating in nature and includes clinker sales income, non-inventoried aggregates income, gypsum wallboard distribution center income, recycled waste paper earnings, trucking income, asset sales and other miscellaneous income and cost items.

     NET INTEREST EXPENSE. Net interest expense of $13.6 million in Fiscal 2002 was $11.3 million greater than $2.4 million in Fiscal 2001 due to a full year of debt outstanding in Fiscal 2002. On November 10, 2000, the Company utilized $150 million of cash on hand and incurred $280 million of new debt to complete the acquisition of the Strategic Assets. The increase in net interest expense was some what mitigated by declining interest rates on the Company's variable rate debt.

     INCOME TAXES. The effective tax rate for Fiscal 2002 was 33.5% compared to 35.6% in Fiscal 2001 due primarily to decreased franchise and state income taxes.

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000

Although Centex Construction Products, Inc.'s Cement group reported record operating earnings and each of its business segments had higher shipments than last year's shipments, dramatically falling Gypsum Wallboard prices caused net earnings to decline in Fiscal 2001 after six consecutive fiscal years of record results.

     CONSOLIDATED. Total net revenues for Fiscal 2001 were $441.1 million, down 6% from $470.5 million in



Centex Construction Products, Inc. and Subsidiaries

Fiscal 2000. Increased sales volume in all business segments offset by falling Gypsum Wallboard sales prices resulted in the revenue decline. Operating earnings of $99.3 million were down 42% or $71.8 million from Fiscal 2000 mainly due to a $80.5 million decline in Gypsum Wallboard operating earnings. Other income of $3.7 million was $2.4 million greater than Fiscal 2000 mostly due to a $1.9 million gain from the sale of investment securities the Company owned. Net interest expense was $2.4 million in Fiscal 2001 compared to net interest income of $3.7 million in Fiscal 2000. During November 2000, the Company utilized $150 million of cash, incurred $188 million of debt and assumed $100 million of subordinated debt in order to fund the purchase of the Strategic Assets. The Company's Fiscal 2001 effective tax rate of 35.6% decreased from 36.4% in Fiscal 2000 due to reduced state taxes. As a result of the foregoing, Fiscal 2001 net earnings of $59.4 million declined 45% from $108.2 million in Fiscal 2000. Diluted earnings per share in Fiscal 2001 of $3.22 were 43% lower than $5.63 for Fiscal 2000. Diluted earnings per share for Fiscal 2001 decreased less than net earnings due to fewer average shares outstanding in Fiscal 2001.

     The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                         Sales Volume (thousands)   Average Net Sales Price(1)      Operating Margin
                         ------------------------   --------------------------   -----------------------
                            2001          2000         2001            2000         2001         2000
                         ----------    ----------   ----------      ----------   ----------   ----------
Cement (Ton)                  2,387         2,295   $    67.65      $    69.25   $    24.98   $    23.09
Gypsum Wallboard (MSF)        1,584         1,363   $    91.12      $   153.57   $    17.11   $    78.96
Paperboard (Ton)                 80            --   $   386.32              --   $    17.04           --
Concrete (Cubic Yard)           808           788   $    53.70      $    52.07   $     7.38   $     7.53
Aggregates (Ton)              4,009         3,368   $     4.16      $     4.29   $     0.40   $     0.99

(1) As historically reported. Does not include freight and delivery costs billed to customers.

     CEMENT. Cement revenues for Fiscal 2001 were $178.8 million, up 2% over $175.4 million for Fiscal 2000 due to increased sales volume being partially offset by lower average sales prices. Operating earnings of $59.6 million, an all-time high, increased 12% over $53.0 million in Fiscal 2000 due to a 4% increase in sales volume and an 8% improvement in operating margins. Sales volume of 2.4 million tons was 92,000 tons higher than Fiscal 2000's record high sales volume primarily due to favorable weather conditions and a 17% increase in sales volume at the Laramie plant. All plants operated at capacity and were again "sold out". The Company purchased 157,000 tons of cement in Fiscal 2001, down 44% from last fiscal year, to supplement its manufactured cement shipments. U.S. cement consumption of 109 million metric tons in calendar 2000 was a record high. The average net sales price in Fiscal 2001 was $67.65 per ton, 2% less than $69.25 per ton last fiscal year due to pressures from imports in the Texas market and softer northern California pricing. Operating margins of $24.98 per ton in Fiscal 2001 increased $1.89 per ton mainly due to a 8% reduction in cost of sales. The cost of sales decrease resulted from a 5% reduction in manufacturing costs and the replacement of 123,000 tons of lower-margin purchased cement sales volume in Fiscal 2000 with higher-margin manufactured cement sales volume in Fiscal 2001. The decrease in manufacturing costs resulted from lower maintenance expenses and a 20% improvement in manufacturing costs at the Laramie plant. Power and fuel costs increased during the last half of Fiscal 2001.

     GYPSUM WALLBOARD. Gypsum Wallboard revenues of $187.3 million for Fiscal 2001 decreased 23% or $56.9 million from Fiscal 2000. Increased sales volume offset by dramatically lower average sales prices resulted in the revenue decline. Operating earnings from Gypsum Wallboard totaled $27.1 million in Fiscal 2001, down 75% from $107.6 million in Fiscal 2000. The earnings decline resulted from increased sales volume being offset by a 78% reduction in operating margins. Fiscal 2001 sales volume of 1,584 million square feet ("MMSF") increased 16% over Fiscal 2000 due to sales volume from the Duke, Oklahoma plant acquired in November 2000. Excluding Duke's sales volume, the Company's Fiscal 2001 sales volume was level with last fiscal year's sales volume. U.S. gypsum wallboard consumption of 28 billion square feet in calendar 2000 was down 3% from prior year's record consumption. Lower consumption, along with industry-wide



                             Centex Construction Products, Inc. and Subsidiaries
excess production capacity, dropped average plant utilization rates below 80%. The Company's wall- board plants operated at full capacity prior to the November Strategic Assets purchase. After the Strategic Assets purchase, they operated on a reduced schedule for the remainder of Fiscal 2001. Correspondently, Gypsum Wallboard average net pricing declined 41% in Fiscal 2001 to $91.12 per thousand square feet ("MSF") from $153.57 per MSF in Fiscal 2000. Average net pricing for the March 2001 quarter was $68.49 per MSF. Operating margins of $17.11 per MSF in Fiscal 2001 declined $61.85 per MSF or 78% from Fiscal 2000's operating margin of $78.96 per MSF. All of the operating margin decline resulted from lower sales prices. Although gas and power costs increased in the last half of Fiscal 2000, lower raw materials costs, and the cost benefits from higher plant operating efficiencies resulted in Fiscal 2001 cost of sales of $74.01 per MSF, one percent lower than prior year's cost of sales.

     PAPERBOARD. In November 2000, the Company acquired two recycled paperboard mills and three recycled paper collection centers. Paperboard reported Fiscal 2001 operating earnings of $1.4 million. Paperboard revenues for Fiscal 2001 were $31.5 million at an average net sales price of $386.32 per ton. Sales prices were negatively impacted by a high percentage of lower-priced, off-grade Lawton paper sales to total sales. The off-grade paper sales volume was higher than normal as the new Lawton, Oklahoma mill completed its start-up. Sales volume for Fiscal 2001 was 80,000 tons. Although Paperboard cost of sales were negatively impacted by higher gas costs, manufacturing costs declined as the Lawton mill increased its production volume and efficiency. Operating earnings of $171,000 from the recycled paper collection centers is reported in other income. During April 2001, the Company idled the Denver mill and transferred Denver's production to the new Lawton mill. The additional production volume allowed the more efficient Lawton mill to run at a higher plant utilization rate.

     CONCRETE AND AGGREGATES. Revenues from Concrete and Aggregates in Fiscal 2001 were $61.1 million, up 9% over $55.9 million in Fiscal 2000. The revenue gain resulted from increased Concrete and Aggregates sales volume along with higher Concrete sales prices. Fiscal 2001 segment operating earnings of $7.6 million declined 18% from $9.3 million in Fiscal 2000 mostly due to a 60% reduction in Aggregates operating margins. Concrete operating earnings of $6.0 million in Fiscal 2001 were level with Fiscal 2000's operating earnings. Concrete sales volume of 808,000 cubic yards in Fiscal 2001 increased 3% over Fiscal 2000 due to a 12% sales volume gain at the northern California operation. Fiscal 2001 Concrete net sales price of $53.70 per cubic yard was 3% higher than Fiscal 2000's sales price. Cost of sales in Fiscal 2001 was $46.32 per cubic yard, 4% higher than Fiscal 2000 as result of increased materials and maintenance costs. Aggregates operating earnings of $1.6 million in Fiscal 2001 declined 52% from Fiscal 2000 operating earnings mostly due to a $0.59 per ton decrease in operating margins. Fiscal 2001 Aggregates sales volume of 4,009,000 tons was 19% higher than Fiscal 2000 sales volume due to 602,000 tons of additional sales volume from the new Georgetown road aggregates operation. The average Fiscal 2001 Aggregates net sales price was $4.16 per ton, 3% below Fiscal 2000 due to the impact on total net pricing of the lower priced Georgetown sales volume. Cost of sales of $3.76 per ton in Fiscal 2001 was 14% greater than in Fiscal 2000 due to higher major maintenance and power costs.

     NET INTEREST EXPENSE. Net interest expense in Fiscal 2001 was $2.4 million compared to $3.7 million of net interest income in Fiscal 2000. During November 2000, the Company utilized $150.0 million of cash on hand, incurred $188.0 million of debt and assumed $100.0 million of subordinated debt to purchase the Strategic Assets. During Fiscal 2001, interest expense of $9.0 million was partially offset by $6.7 million of interest income from invested excess cash prior to the November 2000 Strategic Assets purchase.

     OTHER INCOME. Fiscal 2001 other income of $3.7 million increased $2.4 million over Fiscal 2000 mostly due to a $1.9 million gain on the disposition of investment securities owned by the Company.



Centex Construction Products, Inc. and Subsidiaries

CRITICAL ACCOUNTING POLICIES

Certain of the Company's critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although CXP's accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policy and the resulting financial statement impact. Listed below are those policies that the Company believes are critical and require the use of complex judgment in their application.

     IMPAIRMENT OF LONG-LIVED ASSETS. The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (see Note A - New Accounting Standards). SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

     GOODWILL. The Company early adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Upon the adoption of SFAS No. 142, goodwill is no longer subject to amortization. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. If the carrying amounts exceed the fair value, an impairment has occurred. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining balance of goodwill may not be recoverable. In evaluating impairment, the Company estimates the sum of the expected future cash flows derived from such goodwill over its remaining life. Similar to the review for impairment of other long-lived assets, evaluations for impairment are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

     ENVIRONMENTAL LIABILITIES. The Company's operations, like those of its competitors, are subject to state, federal and local environmental laws and regulations, which impose liability for cleanup or remediation of environmental pollution and hazardous waste arising from past acts; and require pollution control and prevention, site restoration and operating permits and/or approvals to conduct certain of its operations. The Company records environmental accruals when it is probable that a reasonably estimable liability has been incurred. Environmental remediation accruals are based on internal studies and estimates, including shared financial liability with third parties. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

     VALUATION OF ACCOUNTS RECEIVABLE. The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances when the Company is aware of a specific customer's inability to meet its financial obligation to the Company, the balance in the reserve for doubtful accounts is evaluated, and if determined to be deficient, a specific amount will be added to the reserve. For all other customers, the reserve for doubtful accounts is determined by the length of time the receivables are past due or the status of the customer's financial condition.

LIQUIDITY AND CAPITAL RESOURCES

The Company funds the growth of its business through the combination of cash flow from operations, advances under the receivables securitization program and bank borrowings. Liquidity is not currently dependent on the use of off-balance sheet transactions other than normal operating leases. The Company believes that cash on hand, cash provided by operations and funds available under the Receivable Securitization Facility and the New Credit Facility should be sufficient to cover working capital needs, capital expenditures and debt service requirements for the next twelve months and beyond.



                             Centex Construction Products, Inc. and Subsidiaries

     Other than the Receivable Securitization Facility and the New Credit Facility, the Company has no other financing alternatives in place. In the event the Receivable Securitization Facility is terminated, funds should be available under the New Credit Facility to repay borrowings. However, if the New Credit Facility is terminated, no assurance can be given as to the Company's ability to secure a new source of financing. Consequently, if a balance is outstanding on the New Credit Facility at the time of termination, and an alternative source of financing cannot be secured, it would have a material adverse impact on the Company.

     On November 10, 2000, the Company's $35.0 million unsecured revolving credit facility used to finance its working capital and capital expenditures requirements was cancelled and replaced with a new $325.0 million senior revolving credit facility. During the quarter ended June 30, 2001, pursuant to an Amended and Restated Credit Agreement, the credit facility was amended to reduce the facility amount from $325.0 million to $275.0 million and to modify certain financial and other covenants (the "New Credit Facility"). The principal balance of the New Credit Facility matures on November 10, 2003. At March 31, 2002, the Company had $163.0 million outstanding under the New Credit Facility. The borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. At the option of the Company, outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to: (i) LIBOR, plus an agreed margin (ranging from 100 to 275 basis points), which is to be established quarterly based upon the Company's ratio of EBITDA to total funded debt; or (ii) an alternate base rate which is the higher of (a) prime rate or (b) the federal funds rate plus 1/2% per annum, plus an agreed margin (ranging from 0 to 175 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Under the New Credit Facility, the Company is required to adhere to a number of financial and other covenants, including covenants relating to the Company's interest coverage ratio, consolidated funded indebtedness ratio, minimum tangible net worth, and limitations on dividends and capital expenditures. The Company had $105.8 million of borrowings available at March 31, 2002.

     Also, on November 10, 2000, a subsidiary of the Company (the "Debtor Subsidiary") assumed $100.0 million of 9.5% senior subordinated notes (the "Notes") with a maturity date of July 15, 2008. Interest payments on the Notes are due on January 15 and July 15. The Notes are redeemable at the option of the Debtor Subsidiary, in whole or in part, at any time after July 15, 2003. Upon the acquisition of the Strategic Assets on November 10, 2000, the Debtor Subsidiary was required to commence a tender offer for the Notes at 101%. On December 20, 2000, $90.0 million in principal amount of the Notes was tendered, leaving $10.0 million outstanding. During the June 30, 2001 quarter, the Debtor Subsidiary commenced another tender offer for the Notes at 108.75%. On June 28, 2001, the Debtor Subsidiary purchased $9.5 million in principal amount of the Notes, leaving $510,000 outstanding. Prior to the commencement of the second tender offer, the Debtor Subsidiary obtained the necessary consents from a majority of holders of the Notes to eliminate certain covenants and reporting requirements.

     On June 29, 2001 the Company entered into a $50.0 million trade receivable securitization facility (the "Receivables Securitization Facility"), which is funded through the issuance of commercial paper and backed by a 364-day committed bank liquidity arrangement. The Receivables Securitization Facility has a termination date of June 10, 2004, subject to the renewal of the 364-day bank commitment currently scheduled to terminate on June 28, 2002. The Receivables Securitization Facility is fully consolidated on the balance sheet. Subsidiary company receivables are sold on a revolving basis first to the Company and then to a wholly-owned special purpose bankruptcy remote entity of the Company. This entity pledges the receivables as security for advances under the facility. The purpose of the Receivables Securitization Facility is to obtain financing at a lower interest rate. The borrowed funds will be used to pay down borrowings under the New Credit Facility. Outstanding principal amounts under the Receivables Securitization Facility bear interest at the commercial paper rate plus a facility fee. Under the Receivables Securitization Facility, the Company is required to adhere to certain financial and other covenants that are similar to those in the New Credit Facility. The Company had $18.6 million outstanding under the Receivables Securitization Facility at March 31, 2002.



Centex Construction Products, Inc. and Subsidiaries

     The Company uses interest rate swaps to mitigate interest rate risk associated with its variable rate debt. On July 19, 2001, the Company entered into two interest rate swap agreements which have the effect of converting a total notional amount of $100.0 million of the Company's debt from a variable rate of interest to a fixed rate of interest. The Company receives three month LIBOR and pays a fixed rate of interest under these agreements. These agreements expire on August 30, 2003. At March 31, 2002, the Company has recorded a cumulative net after-tax loss of $1.1 million to accumulated other comprehensive earnings for the change in fair value of these swap agreements.

     Other than the Receivables Securitization Facility, the Company does not have any other transactions, arrangements or relationships with "special purpose" entities, and the Company does not have any off balance sheet debt. Also, the Company has no outstanding debt guarantees. The Company has available under the New Credit Facility a $15 million Letter of Credit Facility. At March 31, 2002, the Company had $6.2 million of letters of credit outstanding that renew annually. Also, the Company is contingently liable for performance under $2.9 million in performance bonds relating to its mining operations.

     The Company's Fiscal 2003 plan calls for a continued reduction in debt. Cash generated from operating activities are expected to increase over Fiscal 2002 due to higher Gypsum Wallboard and Paperboard earnings. Gypsum Wallboard pricing declined in the first half of Fiscal 2002 due to excessive new production capacity coming on stream, increased during the middle of Fiscal 2002 and rose again at the beginning of Fiscal 2003. Longer term, the level of Gypsum Wallboard demand and pricing will be determined by the housing market and other general economic conditions. Other than anticipated increases in natural gas and recovered paper fiber costs, the Company does not expect any significant cost increases for other goods and services it acquires in Fiscal 2003. The Fiscal 2003 plan calls for $17 million in capital expenditures and $38 million of depreciation and amortization expenses. Also, due to the utilization of the Fiscal 2002 net operating loss and high tax depreciation, the Company is anticipating minimal cash income tax payments in Fiscal 2003. Based on its financial condition at March 31, 2002, the Company believes that its internally generated cash flow coupled with funds available under various credit facilities will enable the Company to provide adequately for its current operations and future growth. The Company was in compliance at March 31, 2002, and during the fiscal year with all the terms and covenants of its credit agreements.

     Working capital at March 31, 2002 was $26.5 million compared to $67.2 million at March 31, 2001. The decline resulted mainly from the $2.7 million increase in cash and $11.0 million decrease in accounts payable offset by the $1.8 million decrease in inventories, $33.7 million decrease in accounts and notes receivable, and $18.6 million increase in notes payable resulting from the Receivables Securitization Facility.

     Cash and cash equivalents increased $2.7 million. The net cash provided by or used in the operating, investing, and financing activities for the fiscal years ended March 31, 2002 and 2001 is summarized as follows:

                                  For the Years Ended March 31,
                                  -----------------------------
                                      2002            2001
                                  ------------    ------------
                                     (dollars in thousands)
Net Cash Provided by (Used In):
   Operating Activities           $    120,643    $    101,980
   Investing Activities                (18,169)       (358,450)
   Financing Activities                (99,818)        169,047
                                  ------------    ------------
Net Increase (Decrease) in Cash   $      2,656    $    (87,423)
                                  ============    ============

     Cash provided by operating activities of $120.6 million for Fiscal 2002 increased $18.7 million from last fiscal year due to the combination of a $19.7 million decline in net earnings, a $2.1 million decrease in deferred tax liability, a $29.4 million decrease in working capital items and a $10.8 million increase in depreciation and amortization expense. Cash used for investing activities was $18.2 million compared to $358.5 million in Fiscal 2001 due mostly to the $342.2 million Strategic Assets purchase in last fiscal year's third quarter. Cash used in financing activities for the current fiscal year was $99.8 million compared to $169.0 million provided in Fiscal 2001 due to a $96.4 million reduction in total debt this year versus the combination of $178.5 million of new debt to fund the Strategic Assets acquisition and the repurchase of $6.2 million of common stock in Fiscal 2001.



                             Centex Construction Products, Inc. and Subsidiaries

     During Fiscal 2002, the Company reduced total debt by $96.4 million to $182.4 million at March 31, 2002. The debt-to-capitalization ratio at March 31, 2002 was 29.9% compared to 41.5% at March 31, 2001.

     In Fiscal 2002, the Company had a net operating loss for regular and alternative minimum tax purposes and as a result, had a cash income tax refund of $1.4 million compared to a cash income tax payment of $19.7 million in Fiscal 2001. The cash tax refund in Fiscal 2002 is attributable to the significant increase in tax depreciation over book depreciation as a result of the Strategic Assets purchase during Fiscal 2001's third quarter.

DERIVATIVE INSTRUMENTS

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" on April 1, 2002. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The adoption of SFAS No. 133 did not materially impact the Company's consolidated results of operations or financial condition.

STOCK REPURCHASE PROGRAM

The Company's Board of Directors has approved a cumulative total of 6,101,430 shares for repurchase since the Company became publicly held in April 1994. The Company repurchased no shares during Fiscal 2002. Centex Corporation now owns approximately 65.2% of the outstanding shares of the Company's common stock. There are approximately 743,300 shares remaining under the Company's current repurchase authorization.

PURCHASE OF STRATEGIC ASSETS

On November 10, 2000, the Company acquired selected strategic assets. The purchase price was $342 million cash plus the assumption by a subsidiary of $100 million of subordinated debt. Funding came from cash on hand and borrowings under a new $325 million senior credit facility entered into during November 2000.

     The principal strategic assets acquired were: a 1.1 billion square foot gypsum wallboard plant located at Duke, Oklahoma; a short line railroad and railcars linking the Duke plant to adjacent railroads; a 220,000 ton-per-year lightweight recycled paperboard mill in Lawton, Oklahoma; and three recycled paper fiber collection sites. The gypsum wallboard plant is operated by the Company's American Gypsum Company located in Albuquerque, New Mexico. The paperboard operations are located in Lawton, Oklahoma and focus primarily on the gypsum wallboard paper business.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose approximately 1.6% in calendar 2001, 3.4% in 2000, and 2.7% in 1999. Prices of materials and services, with the exception of power and natural gas, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The impact of inflation on income from operations for Fiscal 2002 has been a factor along with decreasing Gypsum Wallboard sales prices due to industry over capacity. These factors resulted in lower per unit profit margins for the Company's Gypsum Wallboard operations.

GENERAL OUTLOOK

Demand for the Company's products remains steady. Cement price increases in certain markets have been implemented effective April 2002. Gypsum Wallboard prices which fell dramatically early in Fiscal 2002, mainly due to excessive new production capacity coming on stream, increased during the middle of Fiscal 2002 and increased again at the end of Fiscal 2002.

     Assuming prices for Cement and Gypsum Wallboard remain steady, the Company expects to report significantly higher earnings for Fiscal 2003 than it did for Fiscal 2002.



Centex Construction Products, Inc. and Subsidiaries

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test. Also, under the new rules, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. For non-calendar year-end companies, early adoption of SFAS No. 142 could be made if an entity's fiscal year began after March 15, 2001, and its first interim period financial statements had not been issued. The Company elected to early adopt SFAS No. 142 and as a result, reported no goodwill amortization for the fiscal year ended March 31, 2002.

     In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143, requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS No. 143 on April 1, 2003, and, based on current circumstances, does not believe that the impact of adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

     In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provision of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transaction." SFAS No. 144 became effective for the Company on April 1, 2002, and the Company does not expect the impact of adoption to be material to its financial position or results of operations.

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



                             Centex Construction Products, Inc. and Subsidiaries

SUMMARY OF SELECTED FINANCIAL DATA
(dollars in thousands, except per share data)
(unaudited)

                                                    For the Years Ended March 31,
                                                  --------------------------------
                                                    2002        2001        2000
                                                  --------    --------    --------
Revenues(1)                                       $471,083    $441,127    $470,465

Net Earnings                                      $ 39,706    $ 59,429    $108,232

Total Assets                                      $743,352    $794,622    $438,139

Total Long-term Debt                              $163,750    $278,828    $    400

Total Debt                                        $182,380    $278,828    $    400

Deferred Income Taxes                             $ 53,781    $ 33,363    $ 24,360

Stockholders' Equity                              $427,832    $392,320    $340,472

Total Debt as a Percent of Total Capitalization
   (Total Debt and Stockholders' Equity)              29.9%       41.5%        0.1%

Net Earnings as a Percent of Beginning
  Stockholders' Equity                                10.1%       17.5%       38.7%

Per Common Share -
   Diluted Net Earnings(2)                        $   2.15    $   3.22    $   5.63
   Cash Dividends(3)                              $   0.20    $   0.20    $   0.20
   Book Value Based on Shares Outstanding at
     Year End(2)                                  $  23.30    $  21.40    $  18.33

Stock Prices -
   High                                           $  39.90    $  33.50    $  41.81
   Low                                            $  25.70    $  21.75    $  22.63

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



Centex Construction Products, Inc. and Subsidiaries

                                                                             For the Years Ended March 31,
                                                  --------------------------------------------------------------------------------
                                                    1999        1998        1997        1996        1995        1994        1993
                                                  --------    --------    --------    --------    --------    --------    --------
Revenues(1)                                       $381,900    $344,264    $278,144    $258,637    $222,672    $193,038    $158,912

Net Earnings                                      $ 77,289    $ 56,533    $ 41,799    $ 33,944    $ 21,820    $ 10,240    $  3,112

Total Assets                                      $364,683    $351,112    $305,637    $269,575    $250,103    $257,315    $258,994

Total Long-term Debt                              $    480    $    560    $    640    $    720    $ 24,500    $ 15,585    $ 34,519

Total Debt                                        $    480    $    560    $  2,640    $    720    $ 24,500    $ 16,200    $ 38,943

Deferred Income Taxes                             $ 25,158    $ 22,250    $ 18,835    $ 14,344    $  6,705    $ 37,925    $ 36,224

Stockholders' Equity                              $279,920    $274,803    $239,436    $216,462    $183,405    $170,839    $160,599

Total Debt as a Percent of Total Capitalization
   (Total Debt and Stockholders' Equity)               0.2%        0.2%        1.1%        0.3%       11.8%        8.7%       19.5%

Net Earnings as a Percent of Beginning
  Stockholders' Equity                                28.1%       23.6%       19.3%       18.5%       12.8%        6.4%        2.0%

Per Common Share -
   Diluted Net Earnings(2)                        $   3.71    $   2.56    $   1.89    $   1.47    $   0.95    $   0.45    $   0.14
   Cash Dividends(3)                              $   0.20    $   0.20    $   0.20    $   0.05          --          --          --
   Book Value Based on Shares Outstanding at
     Year End(2)                                  $  14.18    $  12.77    $  10.89    $   9.42    $   7.99    $   7.43    $   6.98

Stock Prices                                                                                                                    --
   High                                           $  45.13    $  39.00    $  20.00    $  15.50    $  14.38          --          --
   Low                                            $  31.25    $  18.00    $  12.50    $  11.38    $   8.88          --          --



                             Centex Construction Products, Inc. and Subsidiaries

QUARTERLY RESULTS
(dollars in thousands, except per share data)
(unaudited)

                                       March 31,
                                  -------------------
                                    2002       2001
                                  --------   --------
FIRST QUARTER
   Revenues                       $117,423   $115,065
   Earnings Before Income Taxes   $  8,142   $ 36,619
   Net Earnings                   $  5,455   $ 23,290
   Diluted Earnings Per Share     $   0.30   $   1.25

SECOND QUARTER
   Revenues                       $129,545   $114,876
   Earnings Before Income Taxes   $ 17,921   $ 32,942
   Net Earnings                   $ 11,880   $ 20,951
   Diluted Earnings Per Share     $   0.64   $   1.14

THIRD QUARTER
   Revenues                       $112,750   $105,295
   Earnings Before Income Taxes   $ 17,427   $ 18,139
   Net Earnings                   $ 11,590   $ 11,536
   Diluted Earnings Per Share     $   0.63   $   0.63

FOURTH QUARTER
   Revenues                       $111,365   $105,891
   Earnings Before Income Taxes   $ 16,209   $  4,563
   Net Earnings                   $ 10,781   $  3,652
   Diluted Earnings Per Share     $   0.58   $   0.20



Centex Construction Products, Inc. and Subsidiaries

BOARD OF                            CENTEX                          CENTEX                       NEVADA CEMENT
DIRECTORS                           CONSTRUCTION                    MATERIALS LP                 COMPANY
                                    PRODUCTS, INC.
Robert L. Clarke(2, 3)                                              Philip Bowden                Nicholas Stiren
Senior Partner,                     Richard D. Jones, Jr.           President                    President
Bracewell &                         President and
Patterson, L.L.P.                   Chief Executive Officer         J. David Loftis              John R. Bremner
                                                                    Vice President               Vice President
Timothy R. Eller                    H.D. House
Chairman,                           Executive Vice President-       ILLINOIS CEMENT              Gary J. Roma
Centex Homes and                    Gypsum/Paperboard               COMPANY                      Vice President
President and
Chief Operating Officer,            Steven R. Rowley                Wayne W. Emmer               REPUBLIC
Centex Corporation                  Executive Vice President-       President                    PAPERBOARD
                                    Cement and                                                   COMPANY LLC
Laurence E. Hirsch(1)               Concrete/Aggregates             Thomas F. Clarke
Chairman and                                                        Vice President               H.D. House
Chief Executive Officer,            James H. Graass                                              President
Centex Corporation                  Executive Vice President,       Frank P. Koeppel
                                    General Counsel and             Vice President               John A. Fortunato
Richard D. Jones, Jr.(1)            Secretary                                                    Vice President
President and                                                       MATHEWS
Chief Executive Officer             Arthur R. Zunker, Jr.           READYMIX, INC.               TEXAS LEHIGH
                                    Senior Vice President-                                       CEMENT
Michael R. Nicolais(2, 3)           Finance, Treasurer and          Joe Chevreaux, Jr.           COMPANY LP
Partner,                            Chief Financial Officer         President
Olivhan Investments, L.P.                                                                        Gerald J. Essl
                                    David A. Greenblatt             James D. Elliott             President
David W. Quinn(1)                   Senior Vice President-          Vice President
Former Vice Chairman,               Mergers and Acquisitions                                     R. Lee Hunter
Centex Corporation                                                  MOUNTAIN CEMENT              Vice President
Harold K. Work(2, 3)                Rodney E. Cummickel             COMPANY
Director,                           Vice President                                               Larry E. Roberson
Elcor Corporation                                                   Bruce E. Ballinger           Vice President
                                    Hubert L. Smith, Jr.            President
(Numbers in parentheses             Vice President                                               WESTERN
indicate Board Committees)                                          John Arellano                AGGREGATES, INC.
                                    AMERICAN GYPSUM                 Vice President
(1)  Executive Committee            COMPANY                                                      Joe Chevreaux, Jr.
                                                                                                 President
(2)  Compensation and Stock         H.D. House
     Option Committee               President                                                    James D. Elliott
                                                                                                 Vice President
(3)  Audit Committee                Kerry G. Gannaway
                                    Vice President

                                    Geoff W. Gray
                                    Vice President

                                    Keith W. Metcalf
                                    Vice President

                                    Mary Schafer
                                    Vice President



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

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (Toll-Free)

STOCK LISTINGS

New York Stock Exchange
Ticker Symbol "CXP"

ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Tuesday, July 16, 2002 at 10:00 a.m. in the Red Oak Room at the Sheraton Suites Market Center, 2101 Stemmons Freeway, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to Mellon Investor Services LLC at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.



Centex Construction Products, Inc. and Subsidiaries

                                  [CENTEX LOGO]