Form 10-K, Exhibit 13
period 2003-03-31
CENTEX CONSTRUCTION PRODUCTS INC
filed 2003-06-23
CIK 918646

2003 ANNUAL REPORT

                                                                      EXHIBIT 13

                                                                          CENTEX
                                                      CONSTRUCTION PRODUCTS, INC
                                                    (CONSTRUCTION PRODUCTS LOGO)

                     (PICTURES OF BAGS OF CEMENT, STACKS OF
                      GYPSUM WALLBOARD, ROLLS OF PAPER AND
                             A PILE OF AGGREGATES)

                                    ABOUT CXP

Centex Construction Products, Inc. (NYSE: CXP) produces and distributes building materials essential to the construction and renovation of homes, commercial, industrial and school buildings. Our products are also indispensable in the construction and improvement of America's infrastructure - our streets, roads and highways. CXP is headquartered in Dallas, Texas, and serves national markets through quarrying, manufacturing, and distribution units in 12 states. Our operations are segmented by product group: Cement, Gypsum Wallboard, Paperboard, and Concrete and Aggregates. CXP is one of only two publicly held companies operating in the cement, gypsum wallboard, and concrete and aggregates industries, CXP is 65.1% owned by Centex Corporation.

CEMENT

CXP's four manufacturing plants and network of 10 distribution terminals produce and market cement in the western half of the United States. Annual production capacity, net of two joint-venture partners' interests, is approximately 2.1 million tons, or about 2.2% of the nation's total capacity. CXP is the eleventh largest U.S. cement manufacturer and the third largest U.S. owned cement producer.

GYPSUM WALLBOARD

CXP's Gypsum Wallboard operation, which includes four facilities located in New Mexico, Oklahoma and Colorado, is the nation's fifth largest wallboard producer. Together, the plants have a total annual production capacity of approximately
2.7 billion square feet, representing about 8% of total U.S. capacity. During fiscal 2003, CXP's gypsum wallboard production was shipped by rail and by truck to a total of 36 states throughout the nation.

CONCRETE AND AGGREGATES

CXP's Concrete and Aggregates operations consist of 9 readymix concrete batch plant sites, 122 readymix trucks and two aggregates plants that have approximately 4 million tons of annual single-shift production capacity. The plants are located in northern California and central Texas. CXP's northern California aggregates deposit is believed to be the largest single aggregates deposit in that area.

PAPERBOARD

CXP's recycled Paperboard operation is located in southwestern Oklahoma. The mill produces paperboard products, made from 100 percent reclaimed paper fiber, which are used as facing paper in the manufacturing of gypsum wallboard and industrial and consumer paperboard products. Annual production capacity is approximately 275,000 tons. The Lawton mill produces gypsum paperboard that is lighter than other products currently available.

                                MAJOR FACILITIES

CEMENT PLANTS

- Illinois Cement Company - LaSalle, Illinois*

- Mountain Cement Company - Laramie, Wyoming

- Nevada Cement Company - Fernley, Nevada

- Texas-Lehigh Cement Company LP - Buda, Texas*

GYPSUM WALLBOARD PLANTS

- American Gypsum Company - Albuquerque and Bernalillo, New Mexico; Gypsum, Colorado; and Duke, Oklahoma

CONCRETE AND AGGREGATES PLANTS

- Centex Materials LLC - Austin and Buda, Texas

- Mathews Readymix LLC - Marysville, California

- Western Aggregates LLC - Marysville, California

PAPERBOARD PLANT

- Republic Paperboard Company LLC - Lawton, Oklahoma

* 50%-owned with joint-venture partners

                             (MAP OF UNITED STATES)

FINANCIAL HIGHLIGHTS (1)

(Amounts in Thousands, Except Per Share Data)

                                                          FOR THE YEARS ENDED MARCH 31,
                                        ----------------------------------------------------------------
                                          2003          2002          2001          2000          1999
                                        --------      --------      --------      --------      --------
REVENUES (2)                            $501,257      $471,083      $441,127      $470,465      $381,900
EARNINGS BEFORE INCOME TAXES            $ 86,613      $ 59,699      $ 92,263      $170,177      $121,127
NET EARNINGS                            $ 57,606      $ 39,706      $ 59,429      $108,232      $ 77,289
DILUTED EARNINGS PER SHARE              $   3.11      $   2.15      $   3.22      $   5.63      $   3.71
CASH DIVIDENDS PER SHARE                $   0.20      $   0.20      $   0.20      $   0.20      $   0.20
TOTAL ASSETS                            $712,078      $743,352      $794,622      $438,139      $364,683
TOTAL DEBT                              $ 80,927      $182,380      $278,828      $    400      $    480
STOCKHOLDERS' EQUITY                    $479,832      $427,832      $392,320      $340,472      $279,920
AVERAGE DILUTED SHARES OUTSTANDING        18,524        18,461        18,473        19,211        20,832
BOOK VALUE PER SHARE AT YEAR END        $  26.10      $  23.30      $  21.40      $  18.33      $  14.18

(1) The financial highlights should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements for matters that affect the comparability of the information presented above.

(2) The company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," during fiscal year 2001. As a result of this adoption, net revenues have been restated to include freight and delivery costs billed to customers. Previously such billings were offset against corresponding expenses in cost of sales.

STOCK PRICES AND DIVIDENDS

                          FISCAL YEAR ENDED MARCH 31, 2003        FISCAL YEAR ENDED MARCH 31, 2002
                         ----------------------------------      -----------------------------------
                                PRICE                                  PRICE
                         --------------------                    -------------------
QUARTER                   HIGH           LOW     DIVIDENDS        HIGH          LOW        DIVIDENDS
-------                   ----           ---     ---------        ----          ---        ---------
FIRST                     $45.25        $35.54     $0.05         $34.25        $25.70        $0.05
SECOND                    $40.35        $32.57     $0.05         $34.80        $27.83        $0.05
THIRD                     $37.70        $31.25     $0.05         $33.32        $28.05        $0.05
FOURTH                    $37.70        $32.45     $0.05         $39.90        $30.17        $0.05

The common stock of Centex Construction Products, Inc. is traded on the New York Stock Exchange (ticker symbol CXP). The approximate number of record holders of the common stock of CXP as of June 4, 2003 was 327. The closing price of CXP's common stock on the New York Stock Exchange on June 4, 2003 was $38.70.


         TABLE OF CONTENTS

2        LETTER TO THE SHAREHOLDERS

5        FINANCIAL INFORMATION

                              TO OUR SHAREHOLDERS

                     DESPITE DIFFICULT ECONOMIC CONDITIONS,
             CENTEX CONSTRUCTION PRODUCTS PERFORMED AT A HIGH LEVEL
                               DURING FISCAL 2003.
                     OUR SIGNIFICANT ACHIEVEMENTS INCLUDED:

-        REVENUES ROSE 6% TO AN ALL-TIME HIGH OF $501.3 MILLION;

-        NET EARNINGS INCREASED 45% TO $57.6 MILLION;

-        EARNINGS PER SHARE ALSO GREW BY 45% TO $3.11;

-        DEBT-TO-CAPITALIZATION RATIO FELL TO 14.4%;

-        OUR CEMENT PLANTS WERE "SOLD OUT" FOR THE 17TH CONSECUTIVE YEAR;

-        THE LAWTON PAPERBOARD MILL OPERATED ABOVE DESIGNED CAPACITY; AND

-        SIGNIFICANT PRODUCTIVITY IMPROVEMENTS WERE REALIZED AT THE DUKE
         WALLBOARD PLANT.

Our focus on disciplined development of people and processes has enabled us to attain industry leading operating performances in the cement and wallboard businesses. We carefully control production costs and constantly improve plant efficiencies. As a result, the operating costs of our cement and wallboard plants have risen by less than 2% during the last five years while plant production capacities have been increased every year.

Operating low-cost, highly efficient plants allows us to achieve superior returns when the economy is strong while remaining solidly profitable during more difficult economic times. The benefits of our operating philosophies were apparent in fiscal 2003.

Our cement operations recorded a good year in a challenging operating environment. Operating profits declined by approximately 10%, principally as a result of slightly lower cement prices. However, all the plants operated at capacity and were "sold out." Our 31% operating margin and return on net assets employed of 43% continued to confirm the productivity of our plants.

Profits from our wallboard operations increased by almost 500%. These results were achieved despite a weak commercial construction market and excess industry production capacity. Significant progress was made in improving production efficiencies at our Duke, Oklahoma wallboard facility, which is among the nation's largest and most cost-effective wallboard plants. We believe that the production costs of CXP's wallboard operations are among the lowest in the industry.

Our paperboard plant in Lawton, Oklahoma made great strides towards achieving its full potential. Profits improved by 77% and production exceeded originally designed capacity. With the prospect of even greater plant production, we have begun to expand our product line beyond the wallboard paper market into other paper grades.

Earnings declined in our concrete and aggregates operations primarily as a result of the decision to close the Georgetown, Texas quarry. Our other concrete and aggregate assets in Texas and northern California continued their excellent performances.

On March 31, 2003, Richard Jones, Jr. retired as CXP's President and Chief Executive Officer. During his 13-year CXP career, Dick made significant and long lasting contributions to CXP. He will be missed. Larry Hirsch, Chairman and Chief Executive Officer of Centex Corporation, CXP's major shareholder, has assumed the role of CXP's CEO. Steve Rowley, formerly Executive Vice President-Cement, has been promoted to CXP's Chief Operating Officer.

CXP is in a very strong position. Our plants are in excellent operating condition and, in many cases, have the capacity to increase sales as the economy recovers. In addition, our debt continues to decline, which positions us to explore ways to provide even greater value to our stockholders.

Our greatest strength is the quality of the people that work for CXP. Their commitment to excellence will allow us to continue to grow and prosper.

/s/ Laurence E. Hirsch           /s/ Steven Rowley
----------------------           --------------------
Laurence E. Hirsch               Steven R. Rowley
Chairman and                     Executive Vice President and
Chief Executive Officer          Chief Operating Officer

FINANCIAL DATA


(BAR CHART)

REVENUES
($ in millions)

99       $382
00       $470
01       $441
02       $471
03       $501

(BAR CHART)

NET EARNINGS
($ in millions)

99       $ 77
00       $108
01       $ 59
02       $ 40
03       $ 58

(BAR CHART)

STOCKHOLDERS' EQUITY
($ in millions)

99       $280
00       $340
01       $392
02       $428
03       $480

(BAR CHART)

TOTAL ASSETS
($ in millions)

99       $365
00       $438
01       $795
02       $743
03       $712

(BAR CHART)

EARNINGS PER SHARE
(in dollars)

99       $3.71
00       $5.63
01       $3.22
02       $2.15
03       $3.11

(BAR CHART)

TOTAL DEBT
($ in millions)

99       $  1
00       $  0
01       $279
02       $182
03       $ 81

         FINANCIAL INFORMATION

6        CONSOLIDATED STATEMENTS OF EARNINGS

7        CONSOLIDATED BALANCE SHEETS

8        CONSOLIDATED STATEMENTS OF CASH FLOWS

9        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

10       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27       REPORT OF INDEPENDENT AUDITORS

28       MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
         CONDITION

38       SUMMARY OF SELECTED FINANCIAL DATA

40       QUARTERLY RESULTS

41       BOARD OF DIRECTORS AND OFFICERS

42       CORPORATE INFORMATION

CONSOLIDATED STATEMENTS OF EARNINGS
(dollars in thousands, except per share data)

                                                     FOR THE YEARS ENDED MARCH 31,
                                                -----------------------------------------
                                                  2003            2002             2001
                                                ---------       ---------       ---------
REVENUES

      CEMENT                                    $ 173,198       $ 183,154       $ 178,783
      GYPSUM WALLBOARD                            212,790         183,500         187,347
      PAPERBOARD                                   92,898          84,293          31,492
      CONCRETE AND AGGREGATES                      56,598          57,621          61,101
      OTHER, NET                                    2,885            (355)          3,673
      LESS: INTERSEGMENT SALES                    (37,112)        (37,130)        (21,269)
                                                ---------       ---------       ---------
                                                  501,257         471,083         441,127
COSTS AND EXPENSES

      CEMENT                                      118,768         122,981         119,169
      GYPSUM WALLBOARD                            185,594         178,857         160,250
      PAPERBOARD                                   75,284          74,316          30,124
      CONCRETE AND AGGREGATES                      56,866          53,220          53,547
      LESS: INTERSEGMENT PURCHASES                (37,112)        (37,130)        (21,269)
      CORPORATE GENERAL AND ADMINISTRATIVE          5,654           5,486           4,691
      INTEREST EXPENSE, NET                         9,590          13,654           2,352
                                                ---------       ---------       ---------
                                                  414,644         411,384         348,864
                                                ---------       ---------       ---------

EARNINGS BEFORE INCOME TAXES                       86,613          59,699          92,263
INCOME TAXES                                       29,007          19,993          32,834
                                                ---------       ---------       ---------
NET EARNINGS                                    $  57,606       $  39,706       $  59,429
                                                =========       =========       =========

EARNINGS PER SHARE

      BASIC                                     $    3.13       $    2.16       $    3.23
                                                =========       =========       =========
      DILUTED                                   $    3.11       $    2.15       $    3.22
                                                =========       =========       =========

DIVIDEND PAID PER SHARE                         $    0.20       $    0.20       $    0.20
                                                =========       =========       =========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

                                                                                      MARCH 31,
                                                                               -------------------------
                                                                                  2003           2002
                                                                               ---------       ---------
ASSETS
CURRENT ASSETS  -
  CASH AND CASH EQUIVALENTS                                                    $  13,599       $  11,403
  ACCOUNTS AND NOTES RECEIVABLE, NET                                              52,498          58,957
  INVENTORIES                                                                     58,254          54,220
                                                                               ---------       ---------
      TOTAL CURRENT ASSETS                                                       124,351         124,580
                                                                               ---------       ---------

PROPERTY, PLANT AND EQUIPMENT  -                                                 794,380         796,766
  LESS: ACCUMULATED DEPRECIATION                                                (259,544)       (230,283)
                                                                               ---------       ---------
      PROPERTY, PLANT AND EQUIPMENT, NET                                         534,836         566,483

NOTES RECEIVABLE, NET                                                              1,197           1,299
GOODWILL                                                                          40,290          41,088
OTHER ASSETS                                                                      11,404           9,902
                                                                               ---------       ---------
                                                                               $ 712,078       $ 743,352
                                                                               =========       =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES  -
  NOTE PAYABLE                                                                 $  25,257       $  18,630
  ACCOUNTS PAYABLE                                                                29,302          31,155
  ACCRUED LIABILITIES                                                             41,556          48,204
  CURRENT PORTION OF LONG-TERM DEBT                                                   80              80
                                                                               ---------       ---------
      TOTAL CURRENT LIABILITIES                                                   96,195          98,069
                                                                               ---------       ---------
LONG-TERM DEBT                                                                    55,590         163,670
DEFERRED INCOME TAXES                                                             80,461          53,781
STOCKHOLDERS' EQUITY  -
  COMMON STOCK, PAR VALUE $0.01; AUTHORIZED 50,000,000 SHARES;
    ISSUED AND OUTSTANDING 18,379,558 AND 18,358,473 SHARES, RESPECTIVELY            184             184
  CAPITAL IN EXCESS OF PAR VALUE                                                  14,228          15,153
  ACCUMULATED OTHER COMPREHENSIVE LOSSES                                          (2,061)         (1,063)
  RETAINED EARNINGS                                                              467,481         413,558
                                                                               ---------       ---------
      TOTAL STOCKHOLDERS' EQUITY                                                 479,832         427,832
                                                                               ---------       ---------
                                                                               $ 712,078       $ 743,352
                                                                               =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

                                                                    FOR THE YEARS ENDED MARCH 31,
                                                               -----------------------------------------
                                                                 2003            2002             2001
                                                               ---------       ---------       ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  NET EARNINGS                                                 $  57,606       $  39,706       $  59,429
  ADJUSTMENTS TO RECONCILE NET EARNINGS TO NET CASH
    PROVIDED BY OPERATING ACTIVITIES, NET OF EFFECT
    OF NON-CASH ACTIVITY-
      DEPRECIATION, DEPLETION AND AMORTIZATION                    36,791          35,808          24,871
      DEFERRED INCOME TAX PROVISION                               28,748          21,229          23,377
      ASSET IMPAIRMENT CHARGE                                      2,586              --              --
      LOSS ON ASSET SALE                                             564              --              --
  DECREASE (INCREASE) IN ACCOUNTS AND NOTES RECEIVABLE             6,561          34,268          (3,223)
  (INCREASE) DECREASE IN INVENTORIES                              (4,034)          1,788          (2,805)
  DECREASE IN ACCOUNTS PAYABLE AND ACCRUED LIABILITIES            (9,499)        (12,387)         (5,707)
  DECREASE IN OTHER ASSETS, NET                                    2,440             231           7,485
  DECREASE IN INCOME TAXES PAYABLE                                (1,100)             --          (1,447)
                                                               ---------       ---------       ---------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                  120,663         120,643         101,980
                                                               ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  PROPERTY, PLANT AND EQUIPMENT ADDITIONS, NET                   (14,290)        (19,024)        (16,250)
  ACQUISITION OF NET ASSETS                                           --              --        (342,200)
  PROCEEDS FROM ASSET DISPOSITIONS                                 3,414             855              --
                                                               ---------       ---------       ---------
      NET CASH USED IN INVESTING ACTIVITIES                      (10,876)        (18,169)       (358,450)
                                                               ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  PROCEEDS FROM NOTE PAYABLE                                       6,627          18,630              --
  PROCEEDS FROM LONG-TERM DEBT                                        --              --         268,500
  REPAYMENT OF LONG-TERM DEBT                                   (108,080)       (105,580)            (80)
  REDEMPTION OF SUBORDINATED DEBT                                     --          (9,498)        (89,992)
  DIVIDENDS PAID TO STOCKHOLDERS                                  (3,683)         (3,671)         (3,690)
  RETIREMENT OF COMMON STOCK                                      (8,135)             --          (6,198)
  PROCEEDS FROM STOCK OPTION EXERCISES                             5,680             301             507
                                                               ---------       ---------       ---------
      NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES       (107,591)        (99,818)        169,047
                                                               ---------       ---------       ---------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                             2,196           2,656         (87,423)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                  11,403           8,747          96,170
                                                               ---------       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $  13,599       $  11,403       $   8,747
                                                               =========       =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(dollars in thousands)

                                                                         FOR THE YEARS ENDED MARCH 31,
                                                                   -----------------------------------------
                                                                     2003             2002           2001
                                                                   ---------       ---------       ---------
COMMON STOCK
  BALANCE AT BEGINNING OF PERIOD                                   $     184       $     183       $     186
    RETIREMENT OF COMMON STOCK                                            (2)             --              (3)
    STOCK OPTION EXERCISES                                                 2               1              --
                                                                   ---------       ---------       ---------
  BALANCE AT END OF PERIOD                                               184             184             183
                                                                   ---------       ---------       ---------
CAPITAL IN EXCESS OF PAR VALUE
  BALANCE AT BEGINNING OF PERIOD                                      15,153          14,614          20,302
    RETIREMENT OF COMMON STOCK                                        (8,133)             --          (6,195)
    STOCK OPTION EXERCISES                                             7,208             539             507
                                                                   ---------       ---------       ---------
  BALANCE AT END OF PERIOD                                            14,228          15,153          14,614
                                                                   ---------       ---------       ---------
RETAINED EARNINGS
  BALANCE AT BEGINNING OF PERIOD                                     413,558         377,523         321,773
    DIVIDENDS TO STOCKHOLDERS                                         (3,683)         (3,671)         (3,679)
    NET EARNINGS                                                      57,606          39,706          59,429
                                                                   ---------       ---------       ---------
  BALANCE AT END OF PERIOD                                           467,481         413,558         377,523
                                                                   ---------       ---------       ---------
ACCUMULATED OTHER COMPREHENSIVE LOSSES
  BALANCE AT BEGINNING OF PERIOD                                      (1,063)             --          (1,789)
    UNREALIZED GAIN ON INVESTMENT SECURITIES, NET OF TAX                  --              --           1,789
    UNREALIZED GAIN (LOSS) ON HEDGING INSTRUMENTS, NET OF TAX            484          (1,063)             --
    MINIMUM PENSION LIABILITY, NET OF TAX                             (1,482)             --              --
                                                                   ---------       ---------       ---------
  BALANCE AT END OF PERIOD                                            (2,061)         (1,063)             --
                                                                   ---------       ---------       ---------
TOTAL STOCKHOLDERS' EQUITY                                         $ 479,832       $ 427,832       $ 392,320
                                                                   =========       =========       =========

See notes to consolidated financial statements.

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

CASH AND CASH EQUIVALENTS

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less, and are recorded at cost, which approximates market value. Included in cash and cash equivalents at March 31, 2003 and 2002 is $4.1 million and $3.6 million, respectively, belonging to the Company's 50%-owned joint ventures.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $4.9 million and $4.6 million at March 31, 2003 and 2002, respectively. The allowance for non-collection of receivables is based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectibility of accounts receivable that are past due and the expected collectibility of overall receivables. The Company has no significant credit risk concentration among its diversified customer base.

         Notes receivable at March 31, 2003 are collectible primarily over three years. The weighted average interest rate at March 31, 2003 and 2002 was 5.4% and 7.1%, respectively.

INVENTORIES

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

                                                  MARCH 31,
                                             --------------------
                                               2003        2002
                                             -------      -------
RAW MATERIALS AND MATERIALS-IN-PROGRESS      $16,143      $15,218
FINISHED CEMENT                                5,507        5,636
AGGREGATES                                     3,021        2,772
GYPSUM WALLBOARD                               5,520        5,140
PAPERBOARD                                     4,819        2,894
REPAIR PARTS AND SUPPLIES                     22,119       21,576
FUEL AND COAL                                  1,125          984
                                             -------      -------
                                             $58,254      $54,220
                                             =======      =======

Centex Construction Products, Inc. and Subsidiaries 10

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets. Depreciation expense was $35.2 million, $34.4 million and $23.7 million for the years ended March 31, 2003, 2002 and 2001, respectively. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:

PLANTS                                                     20 to 30 YEARS
BUILDINGS                                                  20 to 40 YEARS
MACHINERY AND EQUIPMENT                                     3 to 20 YEARS

     The Company periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable. At March 31, 2003 and 2002, management believes no events or circumstances indicate that the carrying value may not be recoverable.

INVESTMENT SECURITIES

Investments in debt or marketable equity securities are reported at fair value based primarily on quoted market prices. All investment securities are designated as available for sale, with unrealized gains and losses included in stockholders' equity, net of applicable taxes. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of any market decline, and the financial health of the issuer. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method. During the year ended March 31, 2001, the Company sold an investment in marketable equity securities for $10.8 million and recognized a gain of $1.9 million. The gain is included in other net revenues on the consolidated statements of earnings.

OTHER ASSETS

Other assets are primarily composed of loan fees and financing costs, prepaid pension costs and other expenses, deposits, identified intangible assets other than goodwill and assets held for sale.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." That statement requires, among other things, that deferred taxes be provided on differences between the financial reporting basis and tax basis of assets and liabilities using existing tax laws and rates.

STOCK REPURCHASES

The Company's Board of Directors has authorized the repurchase of a cumulative total of 6,101,430 shares of the Company's common stock. The Company repurchased and retired 223,384 shares, at a cost of $8.1 million, in Fiscal 2003, no shares in Fiscal 2002 and 264,300 shares, at a cost of $6.2 million, in Fiscal 2001. Cumulative shares repurchased at March 31, 2003 were 5,581,514, leaving approximately 519,900 shares remaining under the Company's current authorization. Centex Corporation ("Centex") owned 65.1% of the Company's outstanding common stock at March 31, 2003.

COMPREHENSIVE LOSSES

Total comprehensive income is defined as the total of net earnings plus all other non-owner changes in equity. Securities that are classified as available-for-sale are stated at market value as determined by the most recently traded price at the balance sheet date. The unrealized gain or loss on hedging instruments represents the deferral in other comprehensive losses of the unrealized gain or loss on swap agreements designed as cash flow hedges. The accounting

                          11 Centex Construction Products, Inc. and Subsidiaries
for interest rate swaps and other derivative financial instruments is discussed in detail in Note M. The minimum pension liability relates to the accumulated benefit obligation in excess of the fair value of assets of certain defined benefit pension plans. These unrealized gains and losses, net of deferred tax, are excluded from earnings and reported in a separate component of stockholders' equity as "Accumulated Other Comprehensive Losses." Total comprehensive income for the years ended March 31, 2003, 2002 and 2001 was $56.6 million, $38.6 million and $61.2 million, respectively.

STATEMENTS OF CONSOLIDATED EARNINGS - SUPPLEMENTAL DISCLOSURES

Selling, general and administrative expenses of the operating units are included in costs and expenses of each segment. Corporate general and administrative expenses are shown separately in the statements of consolidated earnings. Total selling, general and administrative expenses for each of the periods are summarized as follows:

                                        FOR THE YEARS ENDED MARCH 31,
                                     -----------------------------------
                                       2003         2002           2001
                                     -------       -------       -------
OPERATING UNITS SELLING AND G&A      $23,422       $23,550       $19,157
CORPORATE G&A                          5,654         5,486         4,691
                                     -------       -------       -------
                                     $29,076       $29,036       $23,848
                                     =======       =======       =======

% OF NET REVENUES                        5.8%          6.2%          5.4%
                                     =======       =======       =======

         Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred expenses of $38.0 million, $35.1 million and $36.0 million in the years ended March 31, 2003, 2002 and 2001, respectively, for maintenance and repairs.

         Other net revenues include clinker sales income, lease and rental income, asset sale income, non-inventoried aggregates sales income, recycled waste paper income, distribution center income and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

STATEMENTS OF CONSOLIDATED CASH FLOWS - SUPPLEMENTAL DISCLOSURES

Interest payments made during the years ended March 31, 2003, 2002 and 2001 were $8.9 million, $14.4 million and $9.0 million, respectively.

         In Fiscal 2003, the Company made net payments of $1.5 million for federal and state income taxes. The Company received a cash refund of $1.4 million in Fiscal 2002 compared to net payments of $19.7 million made for federal and state income taxes in Fiscal 2001.

EARNINGS PER SHARE

The Company computes earnings per share in accordance with SFAS No. 128, "Earnings Per Share." This statement established new standards for computing and presenting earnings per share ("EPS"). SFAS No. 128 replaced the presentation of primary EPS previously prescribed by Accounting Principles Board ("APB ") Opinion No. 15 with a presentation of basic EPS which is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. SFAS No. 128 also requires dual presentation of basic and diluted EPS.

         Basic earnings per common share is based on the weighted average number of common shares outstanding for the years ended March 31, 2003, 2002 and 2001 of 18,418,191, 18,350,716 and 18,405,116, respectively. Diluted earnings per common share is based on the weighted average number of common shares outstanding and share equivalents outstanding, assuming dilution from issued and unexercised stock options outstanding, of 18,523,651, 18,461,414 and 18,473,114 for the years ended March 31, 2003, 2002 and 2001, respectively. Anti-dilutive options to purchase shares of common stock that were excluded from the computation of diluted earnings per share were 322,000 shares at an average price of $38.92 for the year ended March 31, 2003, 551,000 shares at an average price of $35.66 for the year ended March 31, 2002 and 618,000 shares at an average price of $35.80 for the year ended March 31, 2001. All anti-dilutive options have expiration dates ranging from April 2008 to May 2012.

Centex Construction Products, Inc. and Subsidiaries  12

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation." Generally, no expense is recognized related to the Company's stock options because each option's exercise price is set at the stock's fair market value on the date the option is granted. In Fiscal 2003, the Company recorded a pre-tax charge of $0.1 million for employee stock-based compensation.

         As of March 31, 2003, the Company adopted the disclosure requirements of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123.

         In accordance with SFAS No. 123, the Company discloses the compensation cost based on the estimated fair value at the date of grant. For disclosures under SFAS No. 123, employee stock options are valued at the grant date using the Black-Scholes option-pricing model and compensation expense is recognized ratably over the vesting period. The weighted average assumptions used in the Black-Scholes model to value the option awards in Fiscal 2003, 2002, and 2001, respectively, are as follows: dividend yield of 0.50 percent, 0.64 percent, and
0.94 percent; expected volatility of 32.3 percent, 32.2 percent, and 32.5 percent; risk-free interest rates of 5.0 percent, 6.9 percent, and 6.4 percent; and expected lives of 10 years for all three years.

         If the Company had recognized compensation expense for the stock option plans based on the fair value at the grant dates for awards, pro forma net earnings for Fiscal 2003, 2002 and 2001 would be as follows:

                                                                      FOR THE YEARS ENDED MARCH 31,
                                                               --------------------------------------------
                                                                  2003            2002              2001
                                                               ----------       ----------       ----------
NET EARNINGS
  AS REPORTED                                                  $   57,606       $   39,706       $   59,429
  ADD STOCK-BASED EMPLOYEE COMPENSATION INCLUDED IN THE
    DETERMINATION OF NET INCOME AS REPORTED, NET OF TAX                47               --               --
  DEDUCT FAIR VALUE OF STOCK-BASED EMPLOYEE COMPENSATION,
     NET OF TAX                                                    (2,911)          (1,887)          (1,278)
  PRO FORMA                                                    $   54,742       $   37,819       $   58,151

BASIC EARNINGS PER SHARE
  AS REPORTED                                                  $     3.13       $     2.16       $     3.23
  PRO FORMA                                                    $     2.97       $     2.06       $     3.16

DILUTED EARNINGS PER SHARE
  AS REPORTED                                                  $     3.11       $     2.15       $     3.22
  PRO FORMA                                                    $     2.96       $     2.05       $     3.15

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. SFAS No. 143's primary impact on the Company relates to the accounting of quarry reclamation obligations. The Company will adopt SFAS No. 143 in the first quarter of Fiscal 2004, and, based on current circumstances, does not believe that the adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

         In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to SFAS No. 146's requirement for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost

                          13 Centex Construction Products, Inc. and Subsidiaries
was recognized at the date an entity committed to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a material impact on the consolidated financial statements of the Company.

         In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The disclosure requirements of FIN 45, which are already effective, are disclosed in Note F - "Commitments and Contingencies," while the recognition provisions will be applied on a prospective basis to guarantees issued after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

         In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are applicable no later than July 1, 2003. The Company is currently evaluating the impact of FIN 46 on its consolidated financial statements.

         In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123. SFAS No. 148's transition guidance and provisions for annual disclosures are effective for fiscal years ending after December 15, 2002. As noted earlier, the Company adopted the disclosure requirements of SFAS No. 148.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of purchase price over net assets of businesses acquired. The Company elected to early adopt SFAS No. 142, "Goodwill and Other Intangible Assets," effective April 1, 2001. With the adoption of SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, intangible assets, including goodwill, that are not subject to amortization will be tested for impairment annually at the reporting unit level using a two-step impairment assessment. Impairment testing must be performed more frequently if events or changes in circumstances indicate that the asset might be impaired. The first step is to identify potential impairment by determining whether the carrying amount of a reporting unit exceeds its fair value. If an impairment is identified, the second step of the goodwill impairment test is to measure the amount of impairment loss, if any. In case of impairment, the recorded costs would be written down to fair value on a discounted basis. On January 1, 2003, the Company completed the first step of its annual impairment assessment and determined that the fair value of its reporting units exceeds its carrying amounts. In making such determination, the Company evaluates the performance, on an undiscounted basis, of the underlying businesses which gave rise to such amount. There have been no material changes in the carrying amount of the Company's goodwill during the fiscal years ended March 31, 2003 and 2002. Goodwill amortization totaled zero in Fiscal 2003 and Fiscal 2002 and $1.0 million in Fiscal 2001. Prior to the early adoption of SFAS No. 142, goodwill was amortized over 20 years.

         The pro forma adoption of SFAS No. 142 for the fiscal year ended March 31, 2001 would have resulted in an increase in net earnings of $0.7 million with a $0.04 and $0.03 increase in basic and diluted earnings per share, respectively. The acquisition of the Strategic Assets that resulted in the recording of the Company's goodwill occurred in the middle of the third quarter of Fiscal 2001 (see Note J).

         Other intangibles are intangibles associated with the Strategic Assets purchase. Other intangibles are amortized on a straight-line basis over various periods between seven months and 15 years. Other intangibles amortization totaled $0.1 million in Fiscal 2003, $0.1 million in Fiscal 2002 and $0.2 million in Fiscal 2001. The balance of other intangibles at March 31, 2003 and 2002 was $1.1 million and $1.2 million, respectively. Other intangibles amortization expense for the next five years is estimated to be $0.1 million annually.

Centex Construction Products, Inc. and Subsidiaries  14

REVENUE RECOGNITION

Revenue from the sale of cement, gypsum wallboard, paperboard, concrete and aggregates is recognized when title and ownership are transferred upon shipment to the customer. Fees for shipping and handling are recorded as revenue, while costs incurred for shipping and handling are recorded as expenses.

         During Fiscal 2001, the Company adopted the provisions of the Emerging Issues Task Force ("EITF") Issue No. 00-10, "Accounting for Shipping and Handling Costs," which provides guidance regarding how shipping and handling costs incurred by the seller and billed to a customer should be treated. EITF 00-10 requires that all amounts billed to a customer in a sales transaction related to shipping and handling be classified as revenue, and the costs incurred by the seller for shipping and handling be classified as an expense. Historically, certain amounts the Company billed for shipping and handling had been shown as an offset to shipping costs which are recorded in cost of goods sold in the accompanying consolidated statements of earnings. There was no impact to the Company's income from operations or net income as a result of the adoption of EITF 00-10. Prior-year financial statements have been restated to conform to the requirements of EITF 00-10. The amount of billed shipping and handling costs reclassified from cost of goods sold to net sales in the accompanying consolidated statements of earnings in Fiscal 2001 was $61.9 million. Such costs totaled $62.8 million for Fiscal 2002 and $61.8 million for Fiscal 2003.

RECLASSIFICATIONS

Certain prior year balances have been reclassified to be consistent with the Fiscal 2003 presentation.

(B) PROPERTY, PLANT AND EQUIPMENT

Cost by major category and accumulated depreciation are summarized as follows:

                                               MARCH 31,
                                        -------------------------
                                           2003            2002
                                        ---------       ---------
LAND AND QUARRIES                       $  50,283       $  49,049

PLANTS                                    691,389         693,606
BUILDINGS, MACHINERY AND EQUIPMENT         52,708          54,111
                                        ---------       ---------
                                          794,380         796,766
ACCUMULATED DEPRECIATION                 (259,544)       (230,283)
                                        ---------       ---------
                                        $ 534,836       $ 566,483
                                        =========       =========

     During the second quarter of Fiscal 2003, the Company closed its Georgetown, Texas quarry and crushing plant. Assets written off during the second quarter as part of the Georgetown closure totaled $2.6 million. Portions of the Georgetown assets will be utilized at other company locations with the remainder to be sold. The Georgetown assets held for sale have been reclassified to other assets and totaled $0.7 million at March 31, 2003. During the first quarter of Fiscal 2003, all of the Company's recycled fiber collection centers were sold.

(C)INDEBTEDNESS

NOTE PAYABLE

Note payable balances are set forth below:

                                               MARCH 31,
                                         --------------------
                                           2003         2002
                                         -------      -------
RECEIVABLES SECURITIZATION FACILITY      $25,257      $18,630

         The weighted average interest rate of the note payable borrowings during Fiscal 2003 and 2002 was 1.7% and 4.2%, respectively. The interest rate on note payable debt was 1.3% and 2.0% at March 31, 2003 and 2002, respectively. The amount of accounts receivable pledged under the receivables securitization program at March 31, 2003 and 2002 was $36.9 million and $39.3 million, respectively.

                          15 Centex Construction Products, Inc. and Subsidiaries

LONG-TERM DEBT

Long-term debt is set forth below:

                                                                   MARCH 31,
                                                            -------------------------
                                                              2003             2002
                                                            ---------       ---------
BANK DEBT, DUE MARCH 2006, UNSECURED                        $  55,000       $ 163,000
SUBORDINATED NOTES, 9 1/2%, DUE JULY 2008, UNSECURED              510             510
PROPERTY NOTE, INTEREST AT 7%, DUE MARCH 2005, SECURED            160             240
LESS: CURRENT MATURITIES                                          (80)            (80)
                                                            ---------       ---------
                                                            $  55,590       $ 163,670
                                                            =========       =========

         The weighted average interest rate of the bank debt borrowings during Fiscal 2003 and 2002 was 3.1% and 5.4%, respectively. The interest rate on the bank debt was 2.3% at March 31, 2003 and 3.7% at March 31, 2002.

         Maturities of long-term debt during the next five fiscal years are:
2004, $80; 2005, $80; 2006, $55,000; 2007, zero; 2008, zero; thereafter, $510.

CREDIT FACILITIES

On November 10, 2000, the Company's $35.0 million unsecured revolving credit facility used to finance its working capital and capital expenditures requirements was cancelled and replaced with a new $325.0 million senior revolving credit facility. During the quarter ended June 30, 2001, pursuant to an Amended and Restated Credit Agreement, the credit facility was amended to reduce the facility amount from $325.0 million to $275.0 million and to modify certain financial and other covenants (the "Amended Credit Facility"). During the quarter ended September 30, 2002, the Company again reduced the Amended Credit Facility from $275.0 million to $175.0 million. On March 25, 2003, pursuant to the Second Amended and Restated Credit Agreement, the Amended Credit Facility was amended to reduce the facility amount from $175.0 million to $155.0 million, modify certain financial and other covenants and extend the maturity date three years (the "New Credit Facility"). The principal balance of the New Credit Facility matures on March 25, 2006. At March 31, 2003 and 2002, the Company had $55.0 million outstanding under the New Credit Facility and $163.0 million outstanding under the Amended Credit Facility, respectively. The borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. At the option of the Company, outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to:
(i) LIBOR, plus an agreed margin (ranging from 100 to 200 basis points), which is to be established quarterly based upon the Company's ratio of EBITDA to total funded debt; or (ii) an alternate base rate which is the higher of (a) the prime rate or (b) the federal funds rate plus 1/2% per annum, plus an agreed margin (ranging from 0 to 100 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Under the New Credit Facility, the Company is required to adhere to a number of financial and other covenants, including covenants relating to the Company's interest coverage ratio, consolidated funded indebtedness ratio and minimum tangible net worth. At March 31, 2003, $91.2 million of borrowings were available to the Company.

         Also on November 10, 2000, a subsidiary of the Company (the "Debtor Subsidiary") assumed $100.0 million of 9.5% senior subordinated notes (the "Notes") with a maturity date of July 15, 2008. Interest payments on the Notes are due on January 15 and July 15. The Notes are redeemable at the option of the Debtor Subsidiary, in whole or in part, at any time after July 15, 2003. Upon the acquisition of the Strategic Assets on November 10, 2000, the Debtor Subsidiary was required to commence a tender offer for the Notes at 101%. On December 20, 2000, $90.0 million in principal amount of the Notes was tendered, leaving $10.0 million outstanding. During the June 30, 2001 quarter, the Debtor Subsidiary commenced another tender offer for the Notes at 108.75%. On June 28, 2001, the Debtor Subsidiary purchased $9.5 million in principal amount of the Notes, leaving $0.5 million outstanding. Prior to the commencement of the second tender offer, the Debtor Subsidiary obtained the necessary consents from a majority of holders of the Notes to eliminate certain covenants and reporting requirements.

Centex Construction Products, Inc. and Subsidiaries 16

         On June 29, 2001, the Company entered into a $50.0 million trade receivable securitization facility (the "Receivables Securitization Facility"), which is funded through the issuance of commercial paper and backed by a 364-day committed bank liquidity arrangement. The Receivables Securitization Facility has a termination date of June 10, 2004, subject to a 364-day bank commitment that was renewed on June 28, 2002 for another 364-day period terminating on June 28, 2003. The Receivables Securitization Facility is fully consolidated on the balance sheet. Subsidiary company receivables are sold on a revolving basis first to the Company and then to a wholly owned special purpose bankruptcy remote entity of the Company. This entity pledges the receivables as security for advances under the facility. The purpose of the Receivables Securitization Facility is to obtain financing at a lower interest rate by pledging accounts receivable. The borrowed funds have been used to pay down borrowings under the New Credit Facility. Outstanding principal amounts under the Receivables Securitization Facility bear interest at the commercial paper rate plus a facility fee. Under the Receivables Securitization Facility, the Company is required to adhere to certain financial and other covenants that are similar to those in the New Credit Facility. The Company had $25.3 million outstanding under the Receivables Securitization Facility at March 31, 2003.

         The Company was in compliance with all financial ratios and tests at March 31, 2003 and throughout the fiscal year under the Amended Credit Facility, the New Credit Facility, the Notes and the Receivables Securitization Facility.

         The New Credit Facility has a $50.0 million letter of credit facility. Under the letter of credit facility, the Company pays a fee at a per annum rate equal to the applicable margin for Eurodollar loans in effect from time to time plus a one-time letter of credit fee in an amount equal to 0.125% of the initial stated amount. At March 31, 2003, the Company had $8.8 million of letters of credit outstanding.

(D) INCOME TAXES

The provision for income taxes includes the following components:

                                      FOR THE YEARS ENDED MARCH 31,
                                 -------------------------------------
                                   2003           2002           2001
                                 --------       --------       -------
CURRENT PROVISION (BENEFIT)
  FEDERAL                        $      0       $ (1,146)      $ 7,423
  STATE                               259            (90)        2,034
                                 --------       --------       -------
                                      259         (1,236)        9,457
DEFERRED PROVISION
  FEDERAL                          26,919         18,949        20,900
  STATE                             1,829          2,280         2,477
                                 --------       --------       -------
                                   28,748         21,229        23,377
                                 --------       --------       -------
PROVISION FOR INCOME TAXES       $ 29,007       $ 19,993       $32,834
                                 ========       ========       =======

The effective tax rates vary from the federal statutory rates due to the following items:

                                                          FOR THE YEARS ENDED MARCH 31,
                                                    ----------------------------------------
                                                      2003            2002            2001
                                                    --------        --------        --------
EARNINGS BEFORE INCOME TAXES                        $ 86,613        $ 59,699        $ 92,263
                                                    ========        ========        ========
INCOME TAXES AT STATUTORY RATE                      $ 30,315        $ 20,895        $ 32,292
INCREASES (DECREASES) IN TAX RESULTING FROM  -

  STATE INCOME TAXES, NET                              1,357           1,424           2,932
  STATUTORY DEPLETION IN EXCESS OF COST               (3,048)         (2,556)         (2,600)
  OTHER                                                  383             230             210
                                                    --------        --------        --------
PROVISION FOR INCOME TAXES                          $ 29,007        $ 19,993        $ 32,834
                                                    ========        ========        ========
EFFECTIVE TAX RATE                                        33%             33%             36%

                          17 Centex Construction Products, Inc. and Subsidiaries

         The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

                                                   FOR THE YEARS ENDED MARCH 31,
                                              --------------------------------------
                                                2003           2002            2001
                                              --------       --------       --------
EXCESS TAX DEPRECIATION AND AMORTIZATION      $ 21,253       $ 39,951       $ 32,919
NET OPERATING LOSS CARRYOVER                     3,757        (14,342)            --
BAD DEBTS                                           32             26         (9,364)
UNIFORM CAPITALIZATION                            (390)          (259)           (73)
ACCRUAL CHANGES                                  3,390         (5,144)          (317)
OTHER                                              706            997            212
                                              --------       --------       --------
                                              $ 28,748       $ 21,229       $ 23,377
                                              ========       ========       ========

Components of deferred income taxes are as follows:

                                                        MARCH 31,
                                                ------------------------
                                                  2003            2002
                                                ---------       --------
ITEMS GIVING RISE TO DEFERRED TAXES
  EXCESS TAX DEPRECIATION AND AMORTIZATION      $ 111,934       $ 90,681
  OTHER                                             5,203          5,295
                                                ---------       --------
                                                  117,137         95,976
                                                ---------       --------
ITEMS GIVING RISE TO PREPAID TAXES
  ACCRUAL CHANGES                                 (13,499)       (17,149)
NET OPERATING LOSS CARRYOVER                      (12,115)       (14,342)
BAD DEBTS                                         (10,328)       (10,360)
UNIFORM CAPITALIZATION                               (734)          (344)
                                                ---------       --------
                                                  (36,676)       (42,195)
                                                ---------       --------
NET DEFERRED INCOME TAX LIABILITY               $  80,461       $ 53,781
                                                =========       ========

         In Fiscal 2002, deferred taxes of $15.3 million were recast to reflect an adjustment to deferred taxes and goodwill relating to the Strategic Assets Purchase.

         In Fiscal 2003, the Company utilized its regular and alternative minimum tax carryovers from Fiscal 2002. Remaining net operating loss carryovers available for Fiscal 2004 amount to $34.6 million and $4.0 million for regular and alternative minimum tax, respectively. The net operating loss carryovers, if unused, will expire after Fiscal 2022.

(E) BUSINESS SEGMENTS

The Company operates in four business segments: Cement, Gypsum Wallboard, Recycled Paperboard, and Concrete and Aggregates, with Cement and Gypsum Wallboard being the Company's principal lines of business. These operations are conducted in the United States and include the mining of limestone and the manufacture, production, distribution and sale of portland cement (a basic construction material which is the essential binding ingredient in concrete), the mining of gypsum and the manufacture and sale of gypsum wallboard, the manufacture and sale of recycled paperboard to the gypsum wallboard industry and other paperboard converters, the sale of readymix concrete and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways.

         Demand for the Company's products is derived primarily from residential construction, commercial and industrial construction and public (infrastructure) construction which are highly cyclical and are influenced by prevailing economic conditions including interest rates and availability of public funds. Due to the low value-to-weight ratio of cement, concrete and aggregates, these industries are largely regional and local with demand tied to local economic factors that may fluctuate more widely than those of the nation as a whole.

Centex Construction Products, Inc. and Subsidiaries  18

         The Company operates four cement plants, ten cement distribution terminals, four gypsum wallboard plants, six gypsum wallboard reload centers, a gypsum wallboard distribution center, a recycled paperboard mill, nine readymix concrete batch plant locations and two aggregates processing plant locations. The principal markets for the Company's cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard and recycled paperboard are distributed throughout the continental United States. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

         The following table sets forth certain financial information relating to the Company's operations by segment:

                                                    FOR THE YEARS ENDED MARCH 31,
                                              -----------------------------------------
                                                 2003           2002             2001
                                              ---------       ---------       ---------
REVENUES
  CEMENT                                      $ 173,198       $ 183,154       $ 178,783
  GYPSUM WALLBOARD                              212,790         183,500         187,347
  PAPERBOARD                                     92,898          84,293          31,492
  CONCRETE AND AGGREGATES                        56,598          57,621          61,101
  OTHER, NET                                      2,885            (355)          3,673
                                              ---------       ---------       ---------
                                                538,369         508,213         462,396
LESS: INTERSEGMENT SALES                        (37,112)        (37,130)        (21,269)
                                              ---------       ---------       ---------
                                              $ 501,257       $ 471,083       $ 441,127
                                              =========       =========       =========
INTERSEGMENT SALES
  CEMENT                                      $   3,505       $   5,093       $   6,347
  PAPERBOARD                                     32,959          31,461          14,393
  CONCRETE AND AGGREGATES                           648             576             529
                                              ---------       ---------       ---------
                                              $  37,112       $  37,130       $  21,269
                                              =========       =========       =========
SEGMENT OPERATING EARNINGS
  CEMENT                                      $  54,430       $  60,173       $  59,614
  GYPSUM WALLBOARD                               27,196           4,643          27,097
  PAPERBOARD                                     17,614           9,977           1,368
  CONCRETE AND AGGREGATES                          (268)          4,401           7,554
  OTHER, NET                                      2,885            (355)          3,673
  CORPORATE GENERAL AND ADMINISTRATIVE           (5,654)         (5,486)         (4,691)
  INTEREST EXPENSE, NET                          (9,590)        (13,654)         (2,352)
                                              ---------       ---------       ---------
                                              $  86,613       $  59,699       $  92,263
                                              =========       =========       =========
IDENTIFIABLE ASSETS
  CEMENT                                      $ 141,617       $ 141,734       $ 145,696
  GYPSUM WALLBOARD                              322,580         341,724         353,104
  PAPERBOARD                                    193,661         206,607         243,026
  CONCRETE AND AGGREGATES                        35,100          39,174          33,233
  OTHER, NET                                     19,120          14,113          19,563
                                              ---------       ---------       ---------
                                              $ 712,078       $ 743,352       $ 794,622
                                              =========       =========       =========
CAPITAL EXPENDITURES
  CEMENT                                      $   4,916       $   4,424       $   6,199
  GYPSUM WALLBOARD                                3,028           1,197           4,521
  PAPERBOARD                                      4,724           2,745             489
  CONCRETE AND AGGREGATES                         1,070          10,604           4,859
  OTHER, NET                                        552              54             182
                                              ---------       ---------       ---------
                                              $  14,290       $  19,024       $  16,250
                                              =========       =========       =========
DEPRECIATION, DEPLETION AND AMORTIZATION
  CEMENT                                      $   8,595       $   8,370       $   8,219
  GYPSUM WALLBOARD                               15,325          15,070          10,529


                          19 Centex Construction Products, Inc. and Subsidiaries

PAPERBOARD                                      7,739        7,921        3,164
CONCRETE AND AGGREGATES                         3,651        3,052        2,924
OTHER, NET                                      1,481        1,395           35
                                              -------      -------      -------
                                              $36,791      $35,808      $24,871
                                              =======      =======      =======

         Segment operating earnings represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. The Company accounts for intersegment sales at market prices. Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets. Goodwill at March 31, 2003 was $40.3 million and $41.1 million at March 31, 2002 and 2001, respectively. The segment breakdown of goodwill at March 31, 2003 was Gypsum Wallboard ($33.3 million) and Paperboard ($7.0 million) and at March 31, 2002 and 2001 was Gypsum Wallboard ($33.3 million) and Paperboard ($7.8 million).

     Certain summarized financial information of the two cement joint ventures, in the aggregate, is presented below. Applicable financial statement amounts (i.e., 50% of respective amounts) that have been proportionately consolidated into the Company's financial statements are:

                                    FOR THE YEARS ENDED MARCH 31,
                                  ---------------------------------
                                    2003         2002         2001
                                  -------      -------      -------
REVENUES                          $74,692      $78,725      $77,701
COSTS AND EXPENSES                $49,610      $51,623      $50,953
EARNINGS BEFORE INCOME TAXES      $25,082      $27,102      $26,748

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

         The Company has certain deductible limits under its workers' compensation and liability insurance policies for which reserves are established based on the undiscounted estimated costs of known and anticipated claims. The Company has entered into standby letter of credit agreements relating to workers' compensation and auto and general liability self-insurance. At March 31, 2003, the Company had contingent liabilities under these outstanding letters of credit of approximately $8.8 million.

         The Company is currently contingently liable for performance under $3.2 million in performance bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain reclamation obligations and mining permits. The Company has indemnified the underwriting insurance company against any exposure under the performance bonds. In the Company's past experience, no material claims have been made against these financial instruments.

         In the ordinary course of business, the Company executes contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as sale of a business. These indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, and other commercial contractual relationships; and financial matters. While the maximum amount to which the Company may be exposed under such agreements cannot be estimated, it is the opinion of management that these indemnifications are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations. The Company currently has no outstanding guarantees.

Centex Construction Products, Inc. and Subsidiaries 20

         The Company has a contract until October 2015 (subject to the purchaser's right to shorten the term to October 2010) to supply approximately 35% to 40% of the Lawton, Oklahoma mill's output of gypsum-grade recycled paperboard to another gypsum wallboard producer.

         The Company has certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for the fiscal years 2003, 2002, and 2001 totaled $2.9 million, $3.0 million and $2.6 million, respectively. Minimum annual rental commitments as of March 31, 2003, under noncancellable leases are set forth as follows:

FISCAL YEAR                                             TOTAL
-----------                                             -----
2004                                                    $2,517
2005                                                    $1,777
2006                                                    $1,036
2007                                                    $  599
2008                                                    $   54
THEREAFTER                                              $4,504

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

                                                                     FOR THE YEARS ENDED MARCH 31,
                                              --------------------------------------------------------------------------------
                                                       2003                        2002                       2001
                                              ---------------------         ------------------          ----------------------
                                                            WEIGHTED                    WEIGHTED                      WEIGHTED
                                              NUMBER        AVERAGE         NUMBER      AVERAGE           NUMBER      AVERAGE
                                                OF          EXERCISE          OF        EXERCISE           OF         EXERCISE
                                              SHARES         PRICE          SHARES       PRICE            SHARES        PRICE
                                             ---------      --------      ---------    ---------        --------      --------
OUTSTANDING OPTIONS AT BEGINNING
  OF YEAR                                    1,069,499       $28.66       1,046,009       $28.77         803,208       $31.72
GRANTED                                        142,000       $42.88         109,500       $27.45         393,500       $22.63
EXERCISED                                     (244,469)      $22.94         (19,711)      $18.24         (31,330)      $12.79
CANCELLED                                      (27,452)      $30.93         (66,299)      $31.55        (119,369)      $32.55
                                             ---------      --------      ---------    ---------       ---------
OUTSTANDING OPTIONS AT END OF YEAR             939,578       $32.23       1,069,499       $28.66       1,046,009       $28.77
                                             =========      ========      =========    =========       =========
OPTIONS EXERCISABLE AT END OF YEAR             577,294                      548,537                      336,994
                                             =========      ========      =========    =========       =========
WEIGHTED AVERAGE FAIR VALUE OF OPTIONS
  GRANTED DURING THE YEAR                       $18.85                       $14.95                       $11.50

Centex Construction Products, Inc. and Subsidiaries 21

The following table summarizes information about stock options outstanding at March 31, 2003:

                                              OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                             -----------------------------------------------------------------------------
                                                  WEIGHTED         WEIGHTED                       WEIGHTED
                              NUMBER OF           AVERAGE          AVERAGE        NUMBER OF       AVERAGE
                               SHARES            REMAINING         EXERCISE        SHARES         EXERCISE
RANGE OF EXERCISE PRICES     OUTSTANDING     CONTRACTUAL LIFE       PRICE        OUTSTANDING       PRICE
------------------------     -----------     ----------------      --------      -----------      --------
$12.00 - $26.97                339,703             7.33 yrs         $23.47         123,285         $22.09
$31.70 - $36.36                477,875             5.80 yrs         $35.38         449,509         $35.57
$39.53 - $44.45                122,000             9.00 yrs         $44.27           4,500         $39.53
                             -----------     ----------------      --------      -----------
                               939,578             6.77 yrs         $32.23         577,294         $32.72
                             ===========     ================      ========      ===========

         Shares available for future stock option grants were 1,099,350 at March 31, 2003.

(H) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of the Company's long-term debt, before the interest rate swap, of which 99% has floating rate terms, have been estimated based upon the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the Company's long-term debt approximate fair value.

         All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term maturities of these assets and liabilities.

(I) AGREEMENTS WITH CENTEX CORPORATION

On April 19, 1994 (the "Closing Date") the Company completed the sale of 11,730,000 shares, or 51%, of its common stock through an Initial Public Offering. Prior to that time, the Company was a wholly owned subsidiary of Centex. On the Closing Date the Company entered into certain agreements with Centex to define the Company's ongoing relationship with Centex. The major agreements are:

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

         Administrative Services: Centex Service Company ("CSC"), a subsidiary of Centex, provides the Company with employee benefit administration, public/investor relations and certain other services. The Administrative Services Agreement is renewable annually with the administrative fee determined on an annual basis. The Company paid CSC an administrative fee of $0.2 million in Fiscal 2003, 2002 and 2001, respectively. In addition, the Company reimburses CSC for its out-of-pocket expenses incurred in connection with the performance of such services.

                          22 Centex Construction Products, Inc. and Subsidiaries

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

         (3) A 220,000 ton-per-year lightweight paper mill in Lawton, Oklahoma; and

         (4) A 50,000 ton-per-year Commerce City (Denver), Colorado paper mill.

         Pursuant to the purchase agreement, the Purchasers paid aggregate consideration consisting of (1) $338.2 million in cash, plus (2) the assumption by the subsidiary of $100.0 million of 9.5% senior subordinated notes due in 2008. In exchange for this consideration, the subsidiary acquired the assets described above and a $24.3 million net secured note receivable, which was collected during Fiscal 2002.

         The acquisition has been accounted for as a purchase, and accordingly, the purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair market values at the date of acquisition. The results of operations of the Strategic Assets since November 10, 2000 are included in the Company's financial statements. The fair value of tangible assets purchased, goodwill (prior to the adoption of SFAS 142, amortized over a 20-year period) and other intangible assets is as follows:

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
                                                                       =========

         The unaudited pro forma results for the fiscal year ended March 31, 2001 assume that the acquisition was completed on April 1, 2000:

                                         FOR THE YEAR ENDED
                                           MARCH 31, 2001
                                         ------------------
REVENUES                                     $520,380
NET EARNINGS                                 $ 44,975
EARNINGS PER DILUTIVE SHARE                  $   2.43

         The pro forma results have been prepared for comparative purposes only and include certain adjustments such as additional depreciation expense, goodwill amortization and interest expense on new bank borrowings and debt assumed. They do not purport to be indicative of the results of operations which actually would have resulted had the combination been in effect at April 1, 2000 or of future results of operations of the consolidated entities.

Centex Construction Products, Inc. and Subsidiaries 23

(K) PENSION AND PROFIT SHARING PLANS

The Company has several defined benefit and defined contribution retirement plans which together cover substantially all of its employees. The Company is not a party to any multi-employer pension plan. Benefits paid under the defined benefit plans covering certain hourly employees are based on years of service and the employee's qualifying compensation over the last few years of employment. The Company's funding policy is to generally contribute amounts that are deductible for income tax purposes.

         The following table provides a reconciliation of the defined benefit plan obligations and fair value of plan assets over the two-year period ended March 31, 2003 and a statement of the funded status as of March 31, 2003 and 2002:

                                                                             2003          2002
                                                                           -------       -------
RECONCILIATION OF BENEFIT OBLIGATIONS
  BENEFIT OBLIGATION AT APRIL 1,                                           $ 6,569       $ 5,589
  SERVICE COST - BENEFITS EARNED DURING THE PERIOD                           1,132           232
  INTEREST COST ON PROJECTED BENEFIT OBLIGATION                                520           419
  ACTUARIAL LOSS                                                               639           522
  BENEFITS PAID                                                               (247)         (193)
                                                                           -------       -------
    BENEFIT OBLIGATION AT MARCH 31,                                          8,613         6,569

RECONCILIATION OF FAIR VALUE OF PLAN ASSETS
  FAIR VALUE OF PLAN ASSETS AT APRIL 1,                                      6,158         4,691
  ACTUAL RETURN ON PLAN ASSETS                                              (1,013)          124
  EMPLOYER CONTRIBUTIONS                                                       667         1,536
  BENEFITS PAID                                                               (247)         (193)
                                                                           -------       -------
    FAIR VALUE OF PLANS AT MARCH 31,                                         5,565         6,158

FUNDED STATUS
  FUNDED STATUS AT MARCH 31,                                                (3,048)         (411)
  UNRECOGNIZED LOSS FROM PAST EXPERIENCE DIFFERENT THAN THAT
    ASSUMED AND EFFECTS OF CHANGES IN ASSUMPTIONS                            1,219         1,794
  UNRECOGNIZED PRIOR-SERVICE COST                                            3,786           614
                                                                           -------       -------
NET AMOUNT RECOGNIZED (PREPAID PENSION COST INCLUDED IN OTHER ASSETS)      $ 1,957       $ 1,997
                                                                           =======       =======

     Net periodic pension cost for the fiscal years ended March 31, 2003, 2002 and 2001, included the following components:

                                                      FOR THE YEARS ENDED MARCH 31,
                                                      -----------------------------
                                                       2003        2002        2001
                                                      -----       -----       -----
SERVICE COST - BENEFITS EARNED DURING THE PERIOD      $ 336       $ 232       $ 209
INTEREST COST OF PROJECTED BENEFIT OBLIGATION           520         419         379
EXPECTED RETURN ON PLAN ASSETS                         (490)       (366)       (463)
AMORTIZATION OF TRANSITION ASSET                        192          65         (52)
AMORTIZATION OF PRIOR-SERVICE COST                      150         103         101
                                                      -----       -----       -----
  NET PERIODIC PENSION COST                           $ 708       $ 453       $ 174
                                                      =====       =====       =====

                          24 Centex Construction Products, Inc. and Subsidiaries

         The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

                                                    2003      2002      2001
                                                    ----      ----      ----
WEIGHTED-AVERAGE DISCOUNT RATE                      6.3%      7.0%      7.5%
RATE OF INCREASE IN FUTURE COMPENSATION LEVELS      3.5%      3.5%      3.5%
EXPECTED LONG-TERM RATE OF RETURN ON ASSETS         8.0%      8.0%      8.0%

         The Company had at March 31, 2003 a minimum pension liability of $2.9 million related to the accumulated benefit obligation in excess of the fair value of the plan assets.

         The Company also provides a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after-tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions and become fully vested in the Company's contributions over a seven-year period. Costs relating to the employer discretionary contributions for the Company's defined contribution plan totaled $2.3 million, $1.6 million and $1.5 million in fiscal years 2003, 2002 and 2001, respectively.

         In addition, as a part of the November 2000 Strategic Assets purchase, the Company agreed to provide to former employees of the seller, who became employed by the Company as a result of the November 2000 Strategic Asset purchase, benefits substantially comparable to those provided under the seller's welfare plans. These welfare plans included the seller's 401(k) plan which included employer matching percentages. As a result, the Company made matching contributions to its 401(k) plan totaling $0.1 million, $0.4 million and $0.2 million for these employees during fiscal years 2003, 2002 and 2001, respectively.

(L) NET INTEREST EXPENSE

The following components are included in interest expense, net:

                                FOR THE YEARS ENDED MARCH 31,
                           ------------------------------------
                             2003          2002           2001
                           -------       --------       -------
INTEREST (INCOME)          $   (65)      $ (2,515)      $(6,694)
INTEREST EXPENSE             8,247         14,918         8,766
OTHER EXPENSES               1,408          1,251           280
                           -------       --------       -------
INTEREST EXPENSE, NET      $ 9,590       $ 13,654       $ 2,352
                           =======       ========       =======

         Interest income includes interest on investments of excess cash and interest on notes receivable. Components of interest expense include interest associated with the assumed subordinated debt, the New Credit Facility, the Amended Credit Facility, the Receivables Securitization Facility and commitment fees based on the unused portion of the New Credit Facility and Amended Credit Facility. Included in interest expense for Fiscal 2003 is $0.9 million of costs resulting from the early termination of one of the Company's interest rate swaps and the partial termination of the remaining interest rate swap relating to the reduction of the outstanding debt levels. Other expenses include amortization of debt issue costs, the New Credit Facility costs and the Amended Credit Facility costs.

Centex Construction Products, Inc. and Subsidiaries 25

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Centex Construction Products, Inc.

We have audited the accompanying consolidated balance sheets of Centex Construction Products, Inc. and subsidiaries (the "Company") as of March 31, 2003 and 2002, and the related consolidated statements of earnings, stockholders' equity, and cash flow for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centex Construction Products, Inc. and subsidiaries at March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note A to the consolidated financial statements, in fiscal year 2002, the Company changed its method of accounting for goodwill and other intangible assets.

/s/ ERNST AND YOUNG LLP

Dallas, Texas,
May 9, 2003

                          26 Centex Construction Products, Inc. and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FISCAL YEAR 2003 COMPARED TO FISCAL YEAR 2002

OVERVIEW. Information presented for Fiscal 2003 and 2002 reflects the grouping of Centex Construction Products' businesses into four segments, consisting of Cement, Gypsum Wallboard, Recycled Paperboard and Concrete and Aggregates. Concrete and Aggregates are broken out separately in the segment discussions.

         Commercial construction, which is a significant component of the demand for the Company's products, has declined dramatically and is expected to remain at its currently depressed level. A large portion of the decline relates to the completion of pre-9/11 projects and the absence of projects to replace them. Infrastructure activity (road building) is performing short of expectations. With highway construction funding softening, and the downturn in commercial construction activity, U.S. cement consumption for calendar 2002 was below calendar 2001 consumption. Congress recently approved Fiscal 2003 TEA-21 funding (highway funding) in excess of $31 billion. Budget constraints at the State level are likely to adversely affect the actual level of public works tendered in calendar 2003.

         Although new housing and home repair activity remains strong, the gypsum wallboard industry experienced a softening in wallboard demand in the latter part of calendar 2002. While the industry reported a 1.8% increase in calendar 2002 consumption over calendar 2001 consumption, cumulative production volume at the Company's Gypsum Wallboard plants during Fiscal 2003 was 72% of its total capacity due to an "over capacity" situation in the gypsum wallboard industry. During September 2002, the Company implemented price increases of up to 15%; however, the price increase completely eroded by the end of calendar 2002 as monthly wallboard consumption from August 2002 to November 2002 was below the same months' consumption for the prior year. Pricing continued to soften and then stabilized in January 2003. During March 2003, the Company implemented a price increase that eroded and implemented another price increase in May 2003. Longer term, the level of wallboard demand and prices will be determined by the strength of the housing market and wallboard industry utilization levels.

         In Austin, Texas, which is the Company's primary concrete and aggregates market, the economy has been affected by weakened economic conditions which negatively impacted concrete and aggregates demand and pricing in the Austin market. On September 3, 2002, the Company announced the closing of its aggregates facility in Georgetown, Texas (near Austin, Texas).

         CONSOLIDATED RESULTS. Consolidated net revenues for Fiscal 2003 totaled $501.3 million, up 6% from $471.1 million for Fiscal 2002. Higher net sales prices in Gypsum Wallboard and Paperboard accounted for the majority of the revenue gain. Operating earnings of $96.2 million in Fiscal 2003 were up 31% from last fiscal year mainly due to a $22.6 million increase in Gypsum Wallboard operating earnings. Net interest expense of $9.6 million in Fiscal 2003 decreased $4.1 million from Fiscal 2002 due to lower interest rates and reduced debt levels. As a result of the foregoing, pre-tax earnings of $86.6 million were 45% above Fiscal 2002 pre-tax earnings of $59.7 million. The Fiscal 2003 effective tax rate of 33.5%, the same rate as in Fiscal 2002, resulted in Fiscal 2003 net earnings of $57.6 million, a 45% increase from $39.7 million in Fiscal 2002. Diluted earnings per share in Fiscal 2003 of $3.11 were 45% higher than the $2.15 for Fiscal 2002.

     The following table compares sales volumes, average unit sales prices and unit operating margins for the Company's operations:

                               SALES VOLUME            AVERAGE NET
                               (THOUSANDS)            SALES PRICE (1)         OPERATING MARGIN
                            ----------------      --------------------      ---------------------
                            2003       2002         2003        2002         2003           2002
                            -----      -----      -------      -------      -------       -------
CEMENT (TON)                2,361      2,441      $ 66.84      $ 67.69      $ 23.05       $ 24.66
GYPSUM WALLBOARD (MSF)      1,933      1,930      $ 87.12      $ 72.97      $ 14.07       $  2.41
PAPERBOARD (TON)              225        210      $408.44      $398.13      $ 78.12       $ 47.49
CONCRETE (CUBIC YARD)         681        673      $ 53.68      $ 55.93      $  2.74       $  3.71
AGGREGATES (TON)            4,159      4,265      $  4.51      $  4.33      $ (0.51)      $  0.45

(1)As historically reported. Does not include freight and delivery costs billed to customers.

Centex Construction Products, Inc. and Subsidiaries 27

         CEMENT. Cement revenues for Fiscal 2003 were $173.2 million, down 5% from $183.2 million for the prior fiscal year due to decreased sales volume and lower sales prices. Operating earnings of $54.4 million decreased 10% from $60.2 million in Fiscal 2002, which had been an all-time high, due to a 3% decrease in sales volume, an $0.85 per ton sales price decline and a 2% increase in cost of sales. Cement sales volume of 2.36 million tons was 80,000 tons below Fiscal 2002 sales volume. The Company supplemented its Fiscal 2003 manufactured cement sales volume with 159,000 tons of purchased cement, down 98,000 tons from last fiscal year. All of the net sales volume decline came from purchased cement as all plants operated at their capacity and were "sold out." According to the Portland Cement Association, calendar 2002 U.S. total cement consumption of
119.8 million short tons was 3% below calendar 2001 consumption. Cement imports of 26.5 million short tons in calendar 2002 were 6.5% below prior year's cement imports. CXP's Fiscal 2003 average net sales price of $66.84 per ton was 1% below Fiscal 2002 as lower pricing in the northern California and Texas markets was partially offset by higher pricing in the Company's other markets. Cost of sales of $43.79 per ton increased $0.76 per ton over Fiscal 2002 due to higher maintenance and energy costs.

         GYPSUM WALLBOARD. Gypsum Wallboard revenues of $212.8 million increased 16% from Fiscal 2002 revenues. Higher average sales prices resulted in the revenue gain. Operating earnings totaled $27.2 million in Fiscal 2003, up 486% from $4.6 million in Fiscal 2002. Increased sales prices, partially offset by a $2.49 per MSF increase in cost of sales, resulted in the earnings gain. Sales volume of 1,933 million square feet ("MMSF") in Fiscal 2003 was level with Fiscal 2002 sales volume. The Company's wallboard plants ran at approximately 72% of total annual capacity during Fiscal 2003 and 70% in Fiscal 2002. The Company's plants are currently operating at less than full capacity. Excess production capacity continues to negatively impact industry utilization rates. U.S. wallboard consumption was 30.7 billion square feet in calendar 2002, the second highest level on record, up 1.8% from calendar 2001 consumption. Despite the erosion of the September 2002 price increase, Gypsum Wallboard's Fiscal 2003 average net sales price of $87.12 per thousand square feet ("MSF") increased 19% from Fiscal 2002's net sales price. Fiscal 2003 cost of sales of $73.06 per MSF increased 4% from last fiscal year's cost of sales due mostly to higher energy, paper and labor costs.

         PAPERBOARD. For Fiscal 2003, Paperboard reported revenues of $92.9 million and operating earnings of $17.6 million compared to revenues of $84.3 million and operating earnings of $10.0 million for Fiscal 2002. The operating earnings gain resulted from the combination of increased sales volume, higher sales prices and a 6% decrease in cost of sales. Included in Fiscal 2002's operating earnings is a $2.3 million loss associated with the closing of the Denver mill in last fiscal year's first quarter. Paperboard sales volume of 225,000 tons for this fiscal year was 7% greater than last fiscal year's sales volume due mostly to the sale this year of an additional 10,000 tons of kraft paper. The Company is now supplementing its gypsum wallboard paper sales volume with lower priced non-gypsum paper sales volume. The average net sales price of $408.44 per ton for Fiscal 2003 increased 3% from last year's average sales price of $398.13 per ton due to higher sales prices for all grades of paper. Cost of sales of $330.22 per ton was $20.32 per ton lower than last fiscal year's cost of sales due to decreased maintenance and chemical costs.

         CONCRETE AND AGGREGATES. Revenues from Concrete and Aggregates were $56.6 million in Fiscal 2003, down 2% from $57.6 million in Fiscal 2002. The revenue decline resulted mostly from lower Concrete sales prices. The Austin, Texas market, which is the Company's largest concrete market, continues to be negatively impacted by a depressed local economy. Fiscal 2003's operating loss of $268,000 declined 106% from operating earnings of $4.4 million in Fiscal 2002 mainly due to costs associated with the closing of the Georgetown quarry and lower Concrete and Aggregates operating margins. Concrete operating earnings of $1.9 million were 25% below Fiscal 2002 operating earnings due to a 4% decrease in sales prices, partially offset by a 3% decline in cost of sales. Concrete sales volume of 681,000 cubic yards in Fiscal 2003 was 8,000 cubic yards above Fiscal 2002 sales volume. Fiscal 2003's concrete net sales price of $53.68 per cubic yard was 4% lower than $55.93 per cubic yard in Fiscal 2002 due to slow demand in the Austin, Texas market. Cost of sales of $50.94 per cubic yard decreased 3% from Fiscal 2002 due to decreased materials costs at the Texas operation. Aggregates reported a Fiscal 2003 operating loss of $2.1 million compared to a $1.9 million operating profit in

                          28 Centex Construction Products, Inc. and Subsidiaries

Fiscal 2002. The earnings decline resulted from increased cost of sales along with costs associated with the closing of the Georgetown quarry. On September 3, 2002, the Company closed its aggregates quarry and processing plant in Georgetown, Texas. The decision to cease operations was due primarily to excessive manufacturing costs as well as to soft local market conditions. A portion of the plant and equipment will be deployed at the Company's other mining operations with the remainder to be sold. The amount written off during the second quarter of Fiscal 2003 from the closing was $2.6 million. Fiscal 2003 Aggregates sales volume of 4,159,000 tons was 3% below Fiscal 2002 due to a partial year of sales volume in Fiscal 2003 from the Georgetown operation. The average net sales price of $4.51 per ton for Fiscal 2003 was 4% higher than Fiscal 2002 due to the combination of less lower-priced Georgetown sales volume and higher sales prices at all other locations. Cost of sales (excluding Georgetown closure costs) increased 7% to $3.88 per ton in Fiscal 2003 due mostly to excessive Georgetown production cost prior to its closing.

         OTHER INCOME. Fiscal 2003 other income of $2.9 million compares to a $0.4 million loss in Fiscal 2002. Included in the Fiscal 2002 loss is $0.6 million from recycled center losses and $0.6 million of expenses related to the early retirement of subordinated debt. Other income consists of a variety of items that are non-segment operating in nature and includes clinker sales income, non-inventoried aggregates income, gypsum wallboard distribution center income, recycled fiber collection centers losses, trucking income, asset sales and other miscellaneous income and cost items.

         NET INTEREST EXPENSE. Net interest expense of $9.6 million in Fiscal 2003 declined from $13.7 million in Fiscal 2002 due to declining debt balances and lower borrowing costs. Included in last fiscal year's net interest expense is $2.5 million of interest income relating to a note receivable that was collected during Fiscal 2002's third quarter. Included in Fiscal 2003's net interest expense is $0.9 million of cost associated with the early termination of one of the Company's interest rate swap agreements and the partial termination of the remaining interest rate swap agreement.

         INCOME TAXES. The effective tax rate for Fiscal 2003 and 2002 was 33.5%.


FISCAL YEAR 2002 COMPARED TO FISCAL YEAR 2001

OVERVIEW. Fiscal year 2002 marked the first full fiscal year of operating results from the Strategic Assets purchased in November 2000. The acquisition was accounted for under the purchase method of accounting. The principal assets acquired were a gypsum wallboard plant and a lightweight recycled paper mill.

         Demand in the Company's two principal business segments, Cement and Gypsum Wallboard, was at and near all-time highs, respectively, in Calendar 2001. Although the Company reported record Gypsum Wallboard shipments, sales volume at each of the Company's three heritage Gypsum Wallboard plants was down from the prior year due to "over capacity" in the gypsum wallboard industry. This imbalance also negatively impacted gypsum wallboard pricing early in the fiscal year. During the middle of Fiscal 2002, the Company implemented price increases that held for the remainder of the fiscal year, and at fiscal year end, the Company implemented an additional 15% price increase. Longer term, the level of wallboard demand and prices will be determined by the strength of the housing market and wallboard industry utilization levels. The Austin, Texas economy, which is the Company's primary Concrete and Aggregates market, is being affected by weakening economic conditions, and as a result, Concrete demand was negatively impacted. Aggregates and Concrete demand is characterized by a high level of dependence on public (infrastructure) spending. Funding for highway construction projects has been and continues at a high level, and as a result, Aggregates and Concrete demand remains strong.

         CONSOLIDATED RESULTS. Consolidated net revenues for Fiscal 2002 totaled $471.1 million, up 7% from $441.1 million for Fiscal 2001. Increased sales volume in all segments, except Concrete, and higher net sales prices, except for Gypsum Wallboard, resulted in the revenue gain. Operating earnings of $73.3 million in Fiscal 2002 were down 23% from last fiscal year mainly due to a $22.5 million decline in Gypsum Wallboard operating earnings. Net interest expense of $13.7 million in Fiscal 2002 increased $11.3 million over Fiscal 2001 due to a full year of debt outstanding in Fiscal 2002. As a result of the foregoing, pre-tax earnings of $59.7 million were 35% below Fiscal 2001 pre-tax earnings of $92.3 million. The Fiscal 2002 effective tax rate of 33.5% resulted in Fiscal 2002 net earnings of $39.7 million, a 33% decline from $59.4 million in Fiscal 2001. Diluted earnings per share in Fiscal 2002 of $2.15 were 33% lower than the $3.22 for Fiscal 2001.

Centex Construction Products, Inc. and Subsidiaries 29

         The following table compares sales volume, average unit sales prices and unit operating margins for the Company's segments:

                               SALES VOLUME           AVERAGE NET
                               (THOUSANDS)           SALES PRICE (1)         OPERATING MARGIN
                            ----------------      --------------------      --------------------
                             2002       2001        2002         2001         2002         2001
                            -----      -----      -------      -------      -------      -------
CEMENT (TON)                2,441      2,387      $ 67.69      $ 67.65      $ 24.66      $ 24.98
GYPSUM WALLBOARD (MSF)      1,930      1,584      $ 72.97      $ 91.12      $  2.41      $ 17.11
PAPERBOARD (TON)              210         80      $398.13      $386.32      $ 47.49      $ 17.04
CONCRETE (CUBIC YARD)         673        808      $ 55.93      $ 53.70      $  3.71      $  7.38
AGGREGATES (TON)            4,265      4,009      $  4.33      $  4.16      $  0.45      $  0.40

(1) As historically reported. Does not include freight and delivery costs billed to customers.

         CEMENT. Cement revenues for Fiscal 2002 were $183.2 million, up 2% from $178.8 million for the prior fiscal year due to increased sales volume. Operating earnings of $60.2 million, an all-time-high, increased 1% from $59.6 million in Fiscal 2001 due to a 2% increase in sales volume being partially offset by a 1% decline in operating margins. Cement sales volume of 2.44 million tons, also an all-time-high, was 54,000 tons higher than Fiscal 2001 sales volume. Favorable weather conditions and record U.S. cement consumption contributed to the sales volume gain. All plants experienced sales volume gains and again operated at their capacity and were "sold out." The Company supplemented its Fiscal 2002 manufactured cement sales volume with 257,000 tons of purchased cement, up 99,000 tons from last fiscal year. Fueled by strong infrastructure spending, calendar 2001 U.S. total cement consumption of 123.8 million short tons was 3% above calendar 2000 consumption. Cement imports of
28.4 million short tons in calendar 2001 were 10% below prior year's cement imports. The Fiscal 2002 average net sales price of $67.69 per ton was level with Fiscal 2001 as lower pricing in the Illinois and Texas markets was offset by higher pricing in the Company's western markets. Operating margin of $24.66 per ton decreased $0.32 per ton from Fiscal 2001 due to higher power, fuel and maintenance costs and the cost impact from the 63% increase in higher cost purchased cement sales volume.

         GYPSUM WALLBOARD. Fiscal 2002 Gypsum Wallboard revenues of $183.5 million decreased 2% from Fiscal 2001 revenues. Lower average sales prices, partially offset by increased sales volume, resulted in the revenue decline. Operating earnings totaled $4.6 million in Fiscal 2002, down 83% from $27.1 million in Fiscal 2001. Increased sales volume offset by an 86% decrease in operating margins, due primarily to lower pricing, resulted in the earnings decline. Sales volume of 1,930 million square feet ("MMSF") in Fiscal 2002 increased 22% from Fiscal 2001 sales volume. Fiscal 2002 sales volume gain resulted from a full year of sales from the Oklahoma wallboard plant that was acquired during the middle of Fiscal 2001's third quarter, partially offset by reduced shipments at each of the Company's heritage wallboard plants. The Company's wallboard plants ran at approximately 70% of combined annual capacity during Fiscal 2002 compared to 82% last fiscal year. The Company's plants were operating at less than full capacity. Excess production capacity continues to negatively impact industry utilization rates. U.S. wallboard consumption was
30.2 billion square feet in calendar 2001, the second highest level on record. Gypsum Wallboard's Fiscal 2002 average net sales price of $72.97 per thousand square feet ("MSF") declined 20% from Fiscal 2001's net sales price. Pricing declined during the first part of Fiscal 2002 until the Company successfully implemented price increases late in Fiscal 2002's second quarter. Pricing held during the remainder of Fiscal 2002, and at fiscal year end, the Company implemented an additional 15% price increase. Operating margin of $2.41 per MSF declined 86% from Fiscal 2001's $17.11 per MSF operating margin. The operating margin decline resulted from lower sales prices, partially offset by a $3.45 per MSF decrease in cost of sales. Fiscal 2002 cost of sales of $70.56 per MSF decreased 5% from last fiscal year's cost of sales due to reduced energy costs and the impact from lower Duke production cost, partially offset by the impact on fixed costs from decreased production volume at the Company's heritage wallboard plants.

         PAPERBOARD. Paperboard reported Fiscal 2002 revenues and operating earnings of $84.3 million and $10.0 million, respectively, compared to revenues of $31.5 million and operating earnings of $1.4 million in Fiscal 2001. The Paperboard

                          30 Centex Construction Products, Inc. and Subsidiaries
operations were acquired during the third quarter of Fiscal 2001. Fiscal 2002 revenues of $84.3 million increased 168% from Fiscal 2001 due to a full year of sales volume and higher net pricing. Fiscal 2002 sales volume of 210,000 tons was 162% greater than the prior year's sales volume. Approximately 32% of Fiscal 2002 sales volume was sales to the Company's gypsum wallboard plants. The average net sales price of $398.13 per ton increased 3% from Fiscal 2001's net sales price. Fiscal 2002's net sales price was favorably impacted by the smaller percentage of lower-priced non-gypsum paper sales volume to total sales volume. Operating earnings of $10.0 million for Fiscal 2002 increased 629% from Fiscal 2001 due to increased sales volume and higher operating margins. Operating earnings were negatively impacted early in Fiscal 2002 by costs associated with closing the Denver mill on April 23, 2001. The Denver mill's production requirements were transferred to the Lawton, Oklahoma mill. The Denver mill reported a $2.3 million loss for Fiscal 2002. Cost of sales of $350.64 per ton for Fiscal 2002 declined 5% from Fiscal 2001's cost of sales. Reduced energy costs and improved operating efficiencies were major contributors to the cost of sales reduction. Excluding the Denver mill results, Fiscal 2002's cost of sales would have been $339.22 per ton. The Lawton mill is now capable of running at its designed capacity of 220,000 tons annually. The recycled paper centers were sold after Fiscal 2002's year end. Fiscal 2002 recycled paper center operating losses of $0.6 million are reported in other income.

         CONCRETE AND AGGREGATES. Revenues from Concrete and Aggregates were $57.6 million in Fiscal 2002, down 6% from $61.1 million in Fiscal 2001. The revenue decline resulted from decreased Concrete sales volume, partially offset by higher Concrete and Aggregates sales prices and increased Aggregates sales volume. The Austin, Texas market, which is the Company's largest Concrete and Aggregates market, has enjoyed exemplary growth over the past decade. However, in Fiscal 2002, Austin was negatively impacted by the troubles of the technology companies. Fiscal 2002 operating earnings of $4.4 million declined 42% from $7.6 million in Fiscal 2001. Decreased Concrete sales volume and operating margins, partially offset by increased Aggregates sales volume and operating margins, resulted in the earnings decline. Concrete operating earnings of $2.5 million for Fiscal 2002 were 58% below Fiscal 2001 operating earnings. Concrete sales volume of 673,000 cubic yards in Fiscal 2002 declined 17% from Fiscal 2001 due to decreased demand in the Austin, Texas market. Concrete's Fiscal 2002 net sales price of $55.93 per cubic yard was 4% higher than the $53.70 per cubic yard in Fiscal 2001. The net sales price gain resulted mainly from higher prices in the California market. The Austin, Texas market experienced some price weakening late in Fiscal 2002. Cost of sales of $52.22 per cubic yard in Fiscal 2002 increased 13% from Fiscal 2001 due to higher materials and operating costs. Aggregates Fiscal 2002 operating earnings of $1.9 million increased 20% from $1.6 million in Fiscal 2001 as a result of increased sales volume and higher operating margins. Fiscal 2002 Aggregates sales volume of 4,265,000 tons was 6% greater than Fiscal 2001 due to 223,000 tons of additional sales volume from the Texas operations. The Georgetown Aggregates plant expansion was completed mid-Fiscal 2002 and by fiscal year-end was producing commercial aggregates products. The average net sales price of $4.33 per ton for Fiscal 2002 was 4% higher than $4.16 per ton in Fiscal 2001. Cost of sales of $3.88 per ton in Fiscal 2002 increased 3% from Fiscal 2001 due to increased production costs at the Texas operations.

         NET INTEREST EXPENSE. Net interest expense of $13.7 million in Fiscal 2002 was $11.3 million greater than the $2.4 million in Fiscal 2001 due to a full year of debt outstanding in Fiscal 2002. On November 10, 2000, the Company utilized $150.0 million of cash on hand and incurred $280.0 million of new debt to complete the acquisition of the Strategic Assets. The increase in net interest expense was somewhat mitigated by declining interest rates on the Company's variable rate debt.

         OTHER INCOME. Fiscal 2002 other income recorded a $0.4 million loss compared to a $3.7 million profit in Fiscal 2001. Included in the Fiscal 2002 loss is $0.6 million of recycled center losses, $0.6 million of expenses related to the early retirement of subordinated debt and $0.4 million less distribution center income. Included in Fiscal 2001 results is a $1.9 million gain on the disposition of investment securities owned by the Company. Other income consists of a variety of items that are non-segment operating in nature and includes clinker sales income, non-inventoried aggregates income, gypsum wallboard distribution center income, recycled waste paper earnings, trucking income, asset sales and other miscellaneous income and cost items.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although the Company's accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change

Centex Construction Products, Inc. and Subsidiaries 31 the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that the Company believes are critical and require the use of complex judgment in their application.

         IMPAIRMENT OF LONG-LIVED ASSETS. The Company assesses long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

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

         ENVIRONMENTAL LIABILITIES. The Company's operations are subject to state, federal and local environmental laws and regulations, which impose liability for cleanup or remediation of environmental pollution and hazardous waste arising from past acts; and require pollution control and prevention, site restoration and operating permits and/or approvals to conduct certain of its operations. The Company records environmental accruals when it is probable that a reasonably estimable liability has been incurred. Environmental remediation accruals are based on internal studies and estimates, including shared financial liability with third parties. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

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

LIQUIDITY AND CAPITAL RESOURCES

On November 10, 2000, the Company's $35.0 million unsecured revolving credit facility used to finance its working capital and capital expenditures requirements was cancelled and replaced with a new $325.0 million senior revolving credit facility. During the quarter ended June 30, 2001, pursuant to an Amended and Restated Credit Agreement, the credit facility was amended to reduce the facility amount from $325.0 million to $275.0 million and to modify certain financial and other covenants (the "Amended Credit Facility"). During the quarter ended September 30, 2002, the Company again reduced the Amended Credit Facility amount from $275.0 million to $175.0 million. On March 25, 2003, pursuant to the Second Amended and Restated Credit Agreement, the Amended Credit Facility was amended to reduce the facility amount from $175.0 million to $155.0 million, modify certain financial and other covenants and extend the maturity date three years (the "New Credit Facility"). The principal balance of the New Credit Facility matures on March 25, 2006. At March 31, 2003 and 2002, the Company had $55.0 million outstanding under the New Credit Facility and $163.0 million outstanding under the Amended Credit Facility, respectively. The borrowings under the New Credit Facility are guaranteed by all major operating subsidiaries of the Company. At the option of the Company, outstanding principal amounts on the New Credit Facility bear interest at a variable rate equal to:
(i) LIBOR, plus an agreed margin (ranging from 100 to 200 basis points), which is to be established quarterly based upon the Company's ratio of EBITDA to total funded debt; or (ii) an alternate base rate which is the higher of (a) the prime rate or (b) the federal funds rate plus 1/2% per annum, plus an agreed margin (ranging from 0 to 100 basis points). Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Under

                          32 Centex Construction Products, Inc. and Subsidiaries
the New Credit Facility, the Company is required to adhere to a number of financial and other covenants, including covenants relating to the Company's interest coverage ratio, consolidated funded indebtedness ratio and minimum tangible net worth. The Company had $91.2 million and $105.8 million of borrowings available at March 31, 2003 and 2002, respectively.

         Also, on November 10, 2000, a subsidiary of the Company (the "Debtor Subsidiary") assumed $100.0 million of 9.5% senior subordinated notes (the "Notes") with a maturity date of July 15, 2008. Interest payments on the Notes are due on January 15 and July 15. The Notes are redeemable at the option of the Debtor Subsidiary, in whole or in part, at any time after July 15, 2003. Upon the acquisition of certain strategic assets on November 10, 2000, the Debtor Subsidiary was required to commence a tender offer for the Notes at 101%. On December 20, 2000, $90.0 million in principal amount of the Notes was tendered, leaving $10.0 million outstanding. During the June 30, 2001 quarter, the Debtor Subsidiary commenced another tender offer for the Notes at 108.75%. On June 28, 2001, the Debtor Subsidiary purchased $9.5 million in principal amount of the Notes, leaving $0.5 million outstanding. Prior to the commencement of the second tender offer, the Debtor Subsidiary obtained the necessary consents from a majority of holders of the Notes to eliminate certain covenants and reporting requirements.

         On June 29, 2001, the Company entered into a $50.0 million trade receivables securitization facility (the "Receivables Securitization Facility"), which is funded through the issuance of commercial paper and backed by a 364-day committed bank liquidity arrangement. The Receivables Securitization Facility has a termination date of June 10, 2004, subject to a 364-day bank commitment that was renewed on June 28, 2002 for another 364-day period terminating on June 28, 2003. The purpose of the Receivables Securitization Facility is to obtain financing at a lower interest rate by pledging accounts receivable. The Receivables Securitization Facility is fully consolidated on the balance sheet. Subsidiary company receivables are sold on a revolving basis first to the Company and then to a wholly owned special purpose bankruptcy remote entity of the Company. This entity pledges the receivables as security for advances under the facility. The borrowed funds are used to pay down borrowings under the New Credit Facility. Outstanding principal amounts under the Receivables Securitization Facility bear interest at the commercial paper rate plus a facility fee. Under the Receivables Securitization Facility, the Company is required to adhere to certain financial and other covenants that are similar to those in the New Credit Facility. The Company had $25.3 million and $18.6 million outstanding under the Receivables Securitization Facility at March 31, 2003 and 2002, respectively.

         The Company funds the growth of its business through the combination of cash flow from operations, advances under the receivables securitization program and bank borrowings. Liquidity is not currently dependent on the use of off-balance sheet transactions other than normal operating leases. The Company believes that cash on hand, cash provided by operations and funds available under the Receivables Securitization Facility and the New Credit Facility should be sufficient to cover working capital needs, capital expenditures and debt service requirements for the next twelve months.

         Other than the Receivables Securitization Facility and the New Credit Facility, the Company has no other financing alternatives in place. In the event the Receivables Securitization Facility is terminated, funds should be available under the New Credit Facility to repay borrowings. However, if the New Credit Facility is terminated, no assurance can be given as to the Company's ability to secure a new source of financing. Consequently, if a balance is outstanding on the New Credit Facility at the time of termination, and an alternative source of financing cannot be secured, it would have a material adverse impact on the Company.

         The Company uses interest rate swaps to mitigate interest rate risk associated with its variable rate debt. On July 19, 2001, the Company entered into two interest rate swap agreements which have the effect of converting a total notional amount of $100.0 million of the Company's debt from a variable rate of interest to a fixed rate of interest. The Company receives three month LIBOR and pays a fixed rate of interest under these agreements. These agreements expire on August 28, 2003. On November 22, 2002, the Company terminated one of its interest rate swap agreements with a notional amount of $25.0 million. On February 28, 2003, the Company terminated $20.0 million of the remaining $75.0 million interest rate swap agreement. At March 31, 2003, the Company recorded a cumulative net after-tax loss of $0.6 million to Accumulated Other Comprehensive Losses for the change in fair value of the remaining swap agreement.

Centex Construction Products, Inc. and Subsidiaries 33

         The Company does not have any off balance sheet debt, except for operating leases (see Note F). Other than the Receivables Securitization Facility, the Company does not have any other transactions, arrangements or relationships with "special purpose" entities. Also, the Company has no outstanding debt guarantees. The Company has available under the New Credit Facility a $50.0 million Letter of Credit Facility. At March 31, 2003, the Company had $8.8 million of letters of credit outstanding that renew annually. Also, the Company is contingently liable for performance under $3.2 million in performance bonds relating primarily to its mining operations.

         Based on its financial condition at March 31, 2003, the Company believes that its internally generated cash flow coupled with funds available under various credit facilities will enable it to provide adequately for its current operations and future growth. The Company was in compliance at March 31, 2003 and during the twelve months ended March 31, 2003 with all the terms and covenants of its credit agreements.

         Working capital at March 31, 2003 was $28.2 million compared to $26.5 million at March 31, 2002. The increase resulted from a $2.2 million increase in cash and a $8.5 million decline in accounts payable and accrued liabilities, partially offset by a $6.6 million increase in note payable and a $2.4 million decrease in accounts and notes receivable and inventories.

         Cash and cash equivalents increased $2.2 million from March 31, 2002 to $13.6 million at March 31, 2003. The net cash provided by or used in the operating, investing, and financing activities for the fiscal years ended March 31, 2003 and 2002 is summarized below:

                                     FOR THE YEARS ENDED MARCH 31,
                                     -----------------------------
                                       2003                 2002
                                     ---------           ---------
                                        (dollars in thousands)
NET CASH PROVIDED BY (USED IN):
  OPERATING ACTIVITIES               $ 120,663           $ 120,643
  INVESTING ACTIVITIES                 (10,876)            (18,169)
  FINANCING ACTIVITIES                (107,591)            (99,818)
                                     ---------           ---------
NET INCREASE IN CASH                 $   2,196           $   2,656
                                     =========           =========

         Cash provided by operating activities of $120.7 million for Fiscal 2003 was level with last fiscal year. A $17.9 million increase in net earnings and a $8.5 million increase in deferred tax liability and depreciation was offset by a $29.5 million decrease in net working capital. The majority of the working capital decline was due to the collection in Fiscal 2002 of a $24.3 million note receivable. Cash used for investing activities of $10.9 million declined $7.3 million compared to last fiscal year due to the combination of a $2.6 million increase in asset sale proceeds and a $4.7 million decrease in capital expenditures. Cash used in financing activities for this fiscal year of $107.6 million increased $7.8 million over last fiscal year due to an additional $5.0 million net reduction in total debt and $8.1 million in stock repurchases, partially offset by a $5.4 million increase in net proceeds from stock option exercises.

         During Fiscal 2003 total debt was reduced by $101.5 million from $182.4 million at March 31, 2002 to $80.9 million at March 31, 2003.
Debt-to-Capitalization at March 31, 2003 was 14.4%, down from 29.9% at March 31, 2002.

         In Fiscal 2003, the Company utilized its regular and alternative minimum tax carryovers from Fiscal 2002. Remaining net operating loss carryovers available for Fiscal 2003 amount to $34.6 million and $4.0 million for regular and alternative minimum tax, respectively. The net operating loss carryovers, if unused, will expire after Fiscal 2022.

OTHER DEVELOPMENTS

On September 3, 2002, the Company announced the closing of its aggregates quarry and crushing plant in Georgetown, Texas, north of Austin. The decision to cease operations at the Georgetown plant was due primarily to excessive manufacturing costs as well as to soft local market conditions. A portion of the plant and equipment will be deployed to the Company's other mining operations. The unused portion of the plant and equipment will be sold.

         On March 31, 2003, the Company's President and Chief Executive Officer, Richard D. Jones, Jr., retired. He also resigned from the Company's Board of Directors. Laurence E. Hirsch assumed Mr. Jones' responsibilities and became its Chief Executive Officer. Mr. Hirsch has been the Company's Chairman since the Company became publicly held in 1994. Mr. Hirsch is also Chairman and Chief Executive Officer of the Company's majority owner, Centex Corporation, and has extensive experience in the construction products business.

                          34 Centex Construction Products, Inc. and Subsidiaries

STOCK REPURCHASE PROGRAM

The Company's Board of Directors has approved the repurchase of a cumulative total of 6,101,430 shares of the Company's stock since the Company became publicly held in April 1994. The Company repurchased 223,384 shares at a cost of $8.1 million in Fiscal 2003 and no shares in Fiscal 2002. At March 31, 2003, Centex Corporation owned approximately 65.1% of the outstanding shares of the Company's common stock. At March 31, 2003, there are approximately 519,900 shares remaining under the Company's current repurchase authorization.

PURCHASE OF STRATEGIC ASSETS

On November 10, 2000, the Company acquired selected strategic assets. The purchase price was $342.2 million cash plus the assumption by a subsidiary of $100.0 million of subordinated debt. Funding came from cash on hand and borrowings under a new $325.0 million senior credit facility entered into during November 2000 (reduced to the current $155.0 million level).

         The principal strategic assets acquired were: a 1.1 billion square foot gypsum wallboard plant located at Duke, Oklahoma; a short line railroad and railcars linking the Duke plant to adjacent railroads; and a 220,000 ton-per-year lightweight recycled paperboard mill in Lawton, Oklahoma. The gypsum wallboard plant is operated by the Company's American Gypsum Company, located in Albuquerque, New Mexico. The paperboard operation is located in Lawton, Oklahoma and focuses primarily on the gypsum wallboard paper business.

INFLATION AND CHANGING PRICES

Inflation has become less of a factor in the U.S. economy as the rate of increase has moderated during the last several years. The Consumer Price Index rose approximately 2.4% in calendar 2002, 1.6% in 2001, and 3.4% in 2000. Prices of materials and services, with the exception of power and natural gas, have remained relatively stable over the three-year period. Strict cost control and improving productivity also minimize the impact of inflation. The ability to recover increasing costs by obtaining higher sales prices varies with the level of activity in the construction industry, the number, size, and strength of competitors and the availability of products to supply a local market.

GENERAL OUTLOOK

Despite decreased cement consumption and eroding wallboard prices during Fiscal 2003, the outlook for Fiscal 2004 is favorable with cement and wallboard consumption forecasted to remain at relatively high levels. Cement prices are currently stable and a wallboard price increase has been implemented in early May, 2003. In addition, the profitability of CXP's paperboard operations continues to steadily increase as operating efficiencies continue to improve. Fiscal 2004 interest expense is expected to decline significantly as the Company continues to reduce debt. Like many other companies, CXP is experiencing cost pressures in areas such as natural gas and raw materials. Assuming prices and demand remain at current levels for CXP's products, along with the expected decline in interest expense, the Company expects to report higher earnings for Fiscal 2004 than it did for Fiscal 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company will adopt SFAS No. 143 in the first quarter of Fiscal 2004, and, based on current circumstances, does not believe that the impact of adoption of SFAS No. 143 will have a material impact on the Company's financial position or results of operations.

         In July 2002, the Financial Accounting Standards Board issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF Issue No. 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit

Centex Construction Products, Inc. and Subsidiaries  35
or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date an entity committed to an exit plan. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this standard is not expected to have a material impact on the consolidated financial statements of the Company.

         In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize a liability for the fair value of the obligation at the inception of the guarantee. The disclosure requirements of FIN 45, which are already effective, are disclosed in Note F - "Commitments and Contingencies," while the recognition provisions will be applied on a prospective basis to guarantees issued after December 31, 2002. The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

         In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities," clarifying the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("FIN 46"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are applicable no later than July 1, 2003. The Company is currently evaluating the impact of FIN 46 on its consolidated financial statements.

         In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 provides for expanded disclosure concerning stock-based compensation, including disclosures in interim financial statements, and amends SFAS No. 123. SFAS No. 148's transition guidance and provisions for annual disclosures are effective for fiscal years ended after December 15, 2002. As of March 31, 2003, the Company adopted the disclosure requirements of SFAS No. 148.

FORWARD-LOOKING STATEMENTS

Certain sections of this Management's Discussion and Analysis of Results of Operations and Financial Condition contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when the Company is discussing its beliefs, estimates or expectations. These statements involve known and unknown risks and uncertainties that may cause the Company's actual results to be materially different from planned or expected results. Those risks and uncertainties include, but are not limited to:

- levels of construction spending in major markets        - unfavorable weather conditions during peak construction
                                                            periods
- supply/demand structure of cement and wallboard         - changes in and implementation of environmental and other
  industries                                                governmental regulations

- significant changes in the cost of fuel, energy and
  other raw materials
                                                          - the ability to successfully identify, complete and
- availability of raw materials                             efficiently integrate acquisitions

- the cyclical nature of our business                     - the ability to successfully penetrate new markets

- national and regional economic conditions               - international events that may disrupt the world economy

- interest rates                                          - unexpected operation difficulties

- seasonality of our operations                           - competition from new or existing competitors

         In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. The forward-looking statements are made as of the date of this report, and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.

                          36 Centex Construction Products, Inc. and Subsidiaries

SUMMARY OF SELECTED FINANCIAL DATA
(dollars in thousands, except per share data) (unaudited)

                                                                 -----------------------------------------------
                                                                     2003              2002             2001
                                                                 -----------       -----------       -----------
REVENUES(1)                                                        $501,257          $471,083          $441,127

NET EARNINGS                                                       $ 57,606          $ 39,706          $ 59,429

TOTAL ASSETS                                                       $712,078          $743,352          $794,622

TOTAL LONG-TERM DEBT                                               $ 55,670          $163,750          $278,828

TOTAL DEBT                                                         $ 80,927          $182,380          $278,828

DEFERRED INCOME TAXES                                              $ 80,461          $ 53,781          $ 33,363

STOCKHOLDERS' EQUITY                                               $479,832          $427,832          $392,320

TOTAL DEBT AS A PERCENT OF TOTAL CAPITALIZATION
  (TOTAL DEBT AND STOCKHOLDERS' EQUITY)                                14.4%             29.9%             41.5%

NET EARNINGS AS A PERCENT OF BEGINNING STOCKHOLDERS' EQUITY            13.5%             10.1%             17.5%

PER COMMON SHARE
  DILUTED NET EARNINGS(2)                                          $   3.11          $   2.15          $   3.22
  CASH DIVIDENDS(3)                                                $   0.20          $   0.20          $   0.20
  BOOK VALUE BASED ON SHARES OUTSTANDING AT YEAR END(2)            $  26.10          $  23.30          $  21.40

STOCK PRICES
  HIGH                                                             $  45.25          $  39.90          $  33.50
  LOW                                                              $  31.25          $  25.70          $  21.75

(1) The Company adopted the provisions of Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," during fiscal year 2001. As a result of this adoption, net revenues have been restated to include freight and delivery costs billed to customers. Previously such billings were offset against corresponding expenses in cost of sales.

(2) Prior to April 1994, CXP was a wholly owned subsidiary of Centex Corporation and accordingly did not report per share information. To facilitate comparisons between periods, per share data for 1994 has been presented using the 23,000,000 shares outstanding immediately after the Initial Public Offering.

(3) Declared initial quarterly cash dividend of five cents per share on March 12, 1996.

Centex Construction Products, Inc. and Subsidiaries 37

                                   FOR THE YEARS ENDED MARCH 31,
               --------------------------------------------------------------------------------------------
                 2000            1999         1998          1997          1996         1995          1994
               --------        --------     --------      --------      --------     --------      --------
               $470,465        $381,900     $344,264      $278,144      $258,637     $222,672      $193,038

               $108,232        $ 77,289     $ 56,533      $ 41,799      $ 33,944     $ 21,820      $ 10,240

               $438,139        $364,683     $351,112      $305,637      $269,575     $250,103      $257,315

               $    400        $    480     $    560      $    640      $    720     $ 24,500      $ 15,585

               $    400        $    480     $    560      $  2,640      $    720     $ 24,500      $ 16,200

               $ 24,360        $ 25,158     $ 22,250      $ 18,835      $ 14,344     $  6,705      $ 37,925

               $340,472        $279,920     $274,803      $239,436      $216,462     $183,405      $170,839

                    0.1%            0.2%         0.2%          1.1%          0.3%        11.8%         8.7%

                   38.7%           28.1%        23.6%         19.3%         18.5%        12.8%         6.4%

               $   5.63        $   3.71     $   2.56      $   1.89      $   1.47     $   0.95      $   0.45

               $   0.20        $   0.20     $   0.20      $   0.20      $   0.05           --            --

               $  18.33        $  14.18     $  12.77      $  10.89      $   9.42     $   7.99      $   7.43

               $  41.81        $  45.13     $  39.00      $  20.00      $  15.50     $  14.38            --

               $  22.63        $  31.25     $  18.00      $  12.50      $  11.38     $   8.88            --

                          38 Centex Construction Products, Inc. and Subsidiaries

QUARTERLY RESULTS

(dollars in thousands, except per share data) (unaudited)

                                      2003          2002
                                    --------      --------
FIRST QUARTER
  REVENUES                          $128,775      $117,423
  EARNINGS BEFORE INCOME TAXES      $ 25,161      $  8,142
  NET EARNINGS                      $ 16,735      $  5,455
  DILUTED EARNINGS PER SHARE        $   0.90      $   0.30

SECOND QUARTER
  REVENUES                          $135,993      $129,545
  EARNINGS BEFORE INCOME TAXES      $ 24,218      $ 17,921
  NET EARNINGS                      $ 16,107      $ 11,880
  DILUTED EARNINGS PER SHARE        $   0.87      $   0.64

THIRD QUARTER
  REVENUES                          $119,089      $112,750
  EARNINGS BEFORE INCOME TAXES      $ 23,122      $ 17,427
  NET EARNINGS                      $ 15,378      $ 11,590
  DILUTED EARNINGS PER SHARE        $   0.83      $   0.63

FOURTH QUARTER
  REVENUES                          $117,400      $111,365
  EARNINGS BEFORE INCOME TAXES      $ 14,112      $ 16,209
  NET EARNINGS                      $  9,386      $ 10,781
  DILUTED EARNINGS PER SHARE        $   0.51      $   0.58

Centex Construction Products, Inc. and Subsidiaries 39

BOARD OF                         CENTEX                         GEOFF W. GRAY            MOUNTAIN CEMENT
DIRECTORS                        CONSTRUCTION                   Vice President           COMPANY
                                 PRODUCTS, INC.

ROBERT L. CLARKE (2, 3)                                         KEITH W. METCALF         BRUCE E. BALLINGER
Senior Partner,                  LAURENCE E. HIRSCH             Vice President           President
Bracewell & Patterson, L.L.P.    Chairman and
                                 Chief Executive Officer                                 JOHN ARELLANO
TIMOTHY R. ELLER                                                MARY SCHAFER             Vice President
President and                    STEVEN R. ROWLEY               Vice President
Chief Operating Officer,         Executive Vice President                                NEVADA CEMENT
Centex Corporation               and                                                     COMPANY
                                 Chief Operating Officer        CENTEX                   NICHOLAS STIREN
                                                                MATERIALS LLC            President

LAURENCE E. HIRSCH (1)           H.D. HOUSE                                              JOHN R. BREMNER
Chairman and                     Executive Vice President-      PHILIP BOWDEN            Vice President
Chief Executive Officer,         Gypsum/Paperboard              President
Centex Corporation                                                                       GARY J. ROMA
and Chairman and                 GERALD J. ESSL                 J. DAVID LOFTIS          Vice President
Chief Executive Officer,         Executive Vice President-      Vice President
Centex Construction              Cement and
Products, Inc.                   Concrete/Aggregates            C. DOUGLAS WESTBROOK     REPUBLIC
                                                                Vice President           PAPERBOARD
                                                                                         COMPANY LLC
MICHAEL R. NICOLAIS (2,3)        JAMES H. GRAASS
Managing Director,               Executive Vice President,      ILLINOIS CEMENT
Stephens Inc.                    General Counsel and            COMPANY                  H.D. HOUSE
                                 Secretary                                               President

DAVID W. QUINN                   ARTHUR R. ZUNKER, JR.          WAYNE W. EMMER
Former Vice Chairman,            Senior Vice President-         President
Centex Corporation               Finance, Treasurer and                                  TEXAS - LEHIGH
                                 Chief Financial Officer                                 CEMENT COMPANY L P

                                 WILLIAM C. BOOR                THOMAS F. CLARKE         ROBERT KIDNEW
HAROLD K. WORK (2, 3)            Senior Vice President-         Vice President           President
Former Chairman,                 Marketing and Strategic
Elcor Corporation                 Planning                                               R. LEE HUNTER
                                                                                         Vice President
                                 RODNEY E. CUMMICKEL            FRANK P. KOEPPEL
                                 Vice President                 Vice President
                                                                                         JASON L. GIBERT
(Numbers in parentheses          HUBERT L. SMITH, JR.                                    Vice President
indicate board committees)       Vice President
                                                                                         WESTERN
                                 AMERICAN                       MATHEWS                  AGGREGATES LLC
(1) Executive Committee          GYPSUM COMPANY                 READY MIX LLC
                                                                                         JOE CHEVREAUX, JR.
                                 H.D. HOUSE                                              President
(2) Compensation and Stock       President                      JOE CHEVREAUX, JR.
Option Committee                                                President                JAMES D. ELLIOTT
                                 DAVID B. POWERS                                         Vice President
(3) Audit Committee              Executive Vice President-      JAMES D. ELLIOTT
                                 Marketing                      Vice President

                                 KERRY G. GANNAWAY
                                 Vice President

                          40 Centex Construction Products, Inc. and Subsidiaries

CORPORATE HEADQUARTERS

2728 N. Harwood, Suite 600
Dallas, Texas 75201-1516
(214) 981-5000 (Telephone)
(214) 981-6559 (Fax)
Mailing Address: P.O. Box 199000
Dallas, Texas 75219-9000

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
1-800-635-9270 (Toll-Free)

STOCK LISTINGS

New York Stock Exchange
Ticker Symbol "CXP"

ANNUAL MEETING

The Annual Meeting of Stockholders of Centex Construction Products, Inc. will be held on Monday, July 21, 2003 at 10:00 a.m. on the 10th floor at its corporate office, 2728 N. Harwood, Dallas, Texas.

STOCKHOLDER INQUIRIES

Communications concerning transfer requirements, lost certificates, dividends or change of address should be sent to Mellon Investor Services LLC at the address listed above.

FORM 10-K

A copy of the Annual Report on Form 10-K of Centex Construction Products, Inc. is available upon request to the Senior Vice President-Finance at corporate headquarters.

Centex Construction Products, Inc. and Subsidiaries 41

                       (CENTEX CONSTRUCTION PRODUCTS LOGO)